

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8) ☒

VENTURES RESOURCE CORPORATION
(Name of Subject Company)

Barbados
(Jurisdiction of Subject Company's Incorporation or Organization)

VENTURES RESOURCE CORPORATION
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

922935200
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
(212) 894-8940
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 10, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) The following documents, which are attached hereto, are being distributed to the shareholders of Ventures Resource Corporation:

Document Number	Description
1.	Letter to Shareholders from the Chairman of the Board of Directors of Ventures Resource Corporation.
2.	Note to U.S. Residents, Notice of Annual and Special Meeting of Shareholders of Ventures Resource Corporation to be held on April 5, 2005, and Management Proxy Circular.
3.	Form of Proxy of Ventures Resource Corporation.
4.	Supplemental Mailing List Form (re mailing of annual financial statements and related MD&A and/or interim financial statements and related MD&A) of Ventures Resource Corporation.
5.	Letter of Transmittal.

(b) Not applicable.

Item 2. Informational Legends.

A Note to U.S. Residents containing a legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been distributed to the shareholders of Ventures Resource Corporation together with the Notice of Annual and Special Meeting of Shareholders of Ventures Resource Corporation to be held on April 5, 2005, and the Management Proxy Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), Ventures Resource Corporation is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X. Ventures Resource Corporation will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VENTURES RESOURCE CORPORATION

By: ______________________

Name: J. Kelly Dodge

Title: Vice President, Corporate Development

March 11, 2005

Document 1

VENTURES RESOURCE

March 7, 2005

Dear Shareholder

You are cordially invited to attend the annual and special meeting of shareholders (the "Meeting") of Ventures Resource Corporation (the "Corporation") to be held at Chancery Chambers, Chancery House, Bridgetown, Barbados, West Indies on April 5, 2005 at 9:00 a.m. (Barbados time).

At the Meeting, you will be asked to approve a proposed transaction involving the consolidation (the "Merger") of the Corporation with Resource Holdings & Investments Inc. ("RHI") pursuant to a pre-merger agreement entered into between the Corporation and RHI on March 4, 2005 (the "Pre-Merger Agreement"). RHI is a corporation incorporated in the British Virgin Islands, which was established to engage in the acquisition, exploration, development and operation of mineral projects in Brazil. On completion of the Merger, the properties and assets of RHI will become those of the merged company, to be named BrazMin Corp. ("Mergeco"). Completion of the Merger is subject to the satisfaction of various conditions, including the receipt of all necessary regulatory and shareholder approvals.

Pursuant to the terms of the Pre-Merger Agreement, it is a condition precedent to the Merger that, among other things, the Corporation have no outstanding liabilities and that certain debt be converted into common shares of the Corporation (each, a "Common Share") and that RHI complete a private placement for gross proceeds of not less than Cdn. $2 million. As well, the Corporation will be required to continue under the laws of the British Virgin Islands. Shareholders will be asked to vote on each of these transactions.

The Board of Directors of the Corporation has unanimously approved the Merger and the various transactions contemplated thereby and unanimously recommends that you vote in favour of the Merger Resolution, the Debt Conversion, the Private Placement Resolution and the Continuance Resolution (*each as more particularly described in the accompanying Management Proxy Circular*).

As you are aware, the Corporation has had financial difficulties for the last several years and given the lack of funding available to the Corporation, management has had to consider various strategic options for the Corporation. The Merger is currently the best alternative among the opportunities for the Corporation to achieve value for the shareholders, continue operations in junior mineral exploration and provide the Corporation with access to additional funding.

Upon completion of the Merger, each holder of a Common Share will receive 0.020 of a share of Mergeco (a "Mergeco Share") and each holder of a share of RHI will receive one Mergeco Share in exchange for such shares. In addition, the other securities of RHI will be converted into comparable securities of Mergeco.

On March 2, 2005, the Toronto Stock Exchange conditionally approved the listing of the Mergeco Shares, subject to Mergeco meeting certain conditions by May 31, 2005.

The accompanying Management Proxy Circular contains a detailed description of the background and mechanics of the transactions, the business of RHI and selected financial information of RHI and the Corporation, as well as pro forma financial information for Mergeco. Please read and give careful consideration to the Management Proxy Circular and, if you require assistance, consult your financial, tax or other professional advisors.

It is important that your shares be represented at the Meeting. Whether or not you are able to attend the Meeting in person, please complete, sign and date the enclosed proxy as soon as possible and in any event, no later than 9:00 a.m. (Barbados time) on April 1, 2005. In order to ensure that you receive the Mergeco Shares to which you are entitled promptly following the completion of the Merger, please complete and deliver the letter of transmittal to Computershare Trust Company of Canada and carefully follow the procedure for the exchange of your share certificates for Mergeco Shares set out in more detail in the Management Proxy Circular and letter of transmittal.

On behalf of the Corporation, I would like to thank all shareholders of the Corporation for their ongoing support as we work to complete this important transaction for the Corporation.

Yours very truly,

Frank J. Crothers
Chairman

Document 2

VENTURES RESOURCE CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF VENTURES RESOURCE CORPORATION TO BE HELD ON APRIL 5, 2005

AND

MANAGEMENT PROXY CIRCULAR

February 28, 2005

NOTE TO U.S. RESIDENTS

The common shares of Ventures Resource Holdings Limited, a British Virgin Islands company, to be issued in connection with the Continuance of Ventures Resource Corporation from Barbados to the British Virgin Islands, and the Mergeco Common Shares to be issued to holders of Ventures Resource Holdings Limited common shares in connection with the Merger have not been registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") and may not be offered or sold within the United States or to U.S. persons unless such shares are registered under the U.S. Securities Act or an exemption from such registration requirements is available.

These business combination transactions are made for the securities of a foreign company. The transactions are subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuers of the securities described above may purchase securities otherwise than under the transactions, such as in open market or privately negotiated purchases.

The Ventures Resource Holdings Limited common shares to be issued in connection with the Continuance and the Mergeco Common Shares to be issued in connection with the Merger are being distributed within the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 802 thereunder, and are being distributed outside the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Regulation S thereunder. The Ventures Resource Holdings Limited common shares will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the Ventures Resource Corporation common shares exchanged by a securityholder in the Continuance were also "restricted securities", and the Mergeco Common Shares will also be "restricted securities" to the same extent and proportion that the Ventures Resource Holdings Limited common shares exchanged by a securityholder in the Merger were also "restricted securities".

NO SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE MATTERS DESCRIBED IN THIS MANAGEMENT PROXY CIRCULAR.

VENTURES RESOURCE CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF VENTURES RESOURCE CORPORATION TO BE HELD ON APRIL 5, 2005

AND

MANAGEMENT PROXY CIRCULAR

February 28, 2005

VENTURES RESOURCE CORPORATION

Chancery House, High Street
Bridgetown, Barbados, West Indies
Tel: (246) 431-0070

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the "**Meeting**") of Ventures Resource Corporation (the "**Corporation**") will be held at Chancery Chambers, Chancery House, Bridgetown, Barbados, West Indies on April 5, 2005 at the hour of 9:00 o'clock in the morning (Barbados Time) for the purpose of:

1. receiving the Corporation's financial statements for the year ended December 31, 2004 and the report of the auditors thereon;

2. electing directors;

3. appointing auditors and authorizing the directors to fix the auditors' remuneration;

4. considering and, if deemed advisable, passing, with or without variation, a resolution as set forth in Appendix A to the management proxy circular dated February 28, 2005 (the "**Management Proxy Circular**") accompanying this notice of meeting approving the conversion of certain debt of the Corporation;

5. considering and, if deemed advisable, passing, with or without variation, a resolution as set forth in Appendix B to the Management Proxy Circular approving the proposed private placement by Resource Holdings & Investments Inc. ("**RHI**");

6. considering and, if deemed advisable, passing, with or without variation, a resolution (the "**Continuance Resolution**") as set forth in Appendix C to the Management Proxy Circular approving the continuance of the Corporation from Barbados to the British Virgin Islands;

7. conditional on the Continuance Resolution being approved, considering and, if deemed advisable, passing with or without variation, a resolution (the "**Merger Resolution**") as set forth in Appendix D to the Management Proxy Circular approving the consolidation of the Corporation and RHI (the continuing company, "**MergeCo**");

8. conditional upon the Merger Resolution being approved, considering and, if deemed advisable, passing with or without variation, a resolution as set forth in Appendix E to the Management Proxy Circular adopting the proposed share option plan of MergeCo; and

9. transacting such other business as may properly come before the Meeting or any adjournment thereof.

According to laws of Barbados, where a company resolves to continue into another jurisdiction, the approval of shareholders is required and a shareholder is entitled to dissent and, when the action approved by the Continuance Resolution from which a shareholder dissents becomes effective, to be paid by the Corporation the fair value of the shares held by him or her. The fair value in such circumstances is to be determined as of the close of business on the day before the Continuance Resolution was adopted.

According to the laws of the British Virgin Islands, where a company resolves to consolidate with another company, the approval of shareholders is required and a shareholder is entitled to dissent and, when the action approved by the Merger Resolution from which a shareholder dissents becomes effective, to be paid by the Corporation the fair value of the shares held by him or her. The fair value in such circumstances is to be determined as of the close of business on the day before the Merger Resolution was adopted.

Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Facsimile within North America (866) 249-7775 and outside North America (416) 263-9524, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment thereof. If you are able to attend the Meeting or any adjournment thereof, sending your proxy will not prevent you from voting in person.

DATED this 28th day of February, 2005.

By Order of the Board of Directors

(Signed) *"Frank J. Crothers"*
Frank J. Crothers
Chairman

TABLE OF CONTENTS

SUMMARY I
MANAGEMENT PROXY CIRCULAR 1
SOLICITATION ON BEHALF OF THE MANAGEMENT OF THE COMPANY 1
APPOINTMENT AND REVOCATION OF PROXIES 1
EXERCISE OF DISCRETION BY PROXIES 2
VOTING SECURITIES 2
ADVICE TO NON-REGISTERED SHAREHOLDERS 2
PRINCIPAL SHAREHOLDERS 3
INTERPRETATION 3
ANNUAL BUSINESS OF THE CORPORATION 4
CONSIDERATION OF AUDITED FINANCIAL STATEMENTS AND AUDITORS' REPORT 4
ELECTION OF DIRECTORS 4
APPOINTMENT OF AUDITORS 5
SPECIAL BUSINESS – DEBT CONVERSION 6
REASON FOR DEBT CONVERSION 6
REQUIRED APPROVAL 7
SPECIAL BUSINESS – PRIVATE PLACEMENT 7
REASON FOR PRIVATE PLACEMENT 8
REQUIRED APPROVAL 8
SPECIAL BUSINESS – CONTINUANCE 8
REASONS FOR CONTINUANCE 8
EFFECT OF CONTINUANCE 9
COMPARISON OF SHAREHOLDERS RIGHTS UNDER BARBADOS ACT AND BVI ACT 9
REQUIRED APPROVAL 12
RIGHTS OF DISSENT 12
SPECIAL BUSINESS – MERGER 13
BACKGROUND 14
REASONS FOR THE MERGER 14
PRINCIPAL CONSEQUENCES OF MERGER 15
PRE-MERGER AGREEMENT 16
EXPENSE SHARING AGREEMENT 18
SUPPORT AGREEMENT 18
SEA SHELL PURCHASE AGREEMENT 18
INFORMATION CONCERNING RHI AND MERGECO 19
OTHER CONSIDERATIONS 19
PROCEDURE FOR EXCHANGE OF SHARE CERTIFICATES BY SHAREHOLDERS 22

REQUIRED APPROVAL 23

RIGHTS OF DISSENT 23

SPECIAL BUSINESS – SHARE OPTION PLAN 24

OVERVIEW OF SHARE OPTION PLAN 24

REQUIRED APPROVAL 25

EXECUTIVE COMPENSATION 26

SUMMARY COMPENSATION TABLE 26

OPTIONS TO PURCHASE SECURITIES 26

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS 26

COMPENSATION OF DIRECTORS 27

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS 27

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS 27

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS 27

MANAGEMENT CONTRACTS 27

MANAGEMENT SERVICES 27

ACCOUNTING AND ADMINISTRATIVE SERVICES 28

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON 28

SHARE CAPITAL 28

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES 28

REGISTRAR AND TRANSFER AGENT 29

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING 29

ADDITIONAL INFORMATION 29

APPROVAL AND CERTIFICATION BY THE CORPORATION 30

APPENDICES

Appendix A - Debt Conversion Resolution
Appendix B - Private Placement Resolution
Appendix C - Continuance Resolution
Appendix D - Merger Resolution
Appendix E - Share Option Plan Resolution
Appendix F - Notice of Change of Auditors and Other Related Documents
Appendix G - Form of Articles of Continuation, Memorandum and Articles of Association
Appendix H - Form of Plan of Consolidation
Appendix I - Form of Articles of Consolidation, Memorandum and Articles of Association
Appendix J - Resource Holdings & Investments Inc. Information Brochure
Appendix K - MergeCo Information Brochure
Appendix L - Sections 213-222 of the *Companies Act*, Chapter 308 (Barbados)
Appendix M - Section 83 of the *International Business Companies Ordinance 1984,* (British Virgin Islands), as Amended
Appendix N - Share Option Plan of MergeCo
Appendix O - Financial Statements

SUMMARY

The following is a summary of certain information concerning the matters to be considered by shareholders at the Meeting relating to the Merger and certain other matters and should be read together with the detailed information and financial data and statements contained elsewhere in this Management Proxy Circular, including the appendices hereto. Capitalized terms not otherwise defined in this Summary are defined elsewhere in this Management Proxy Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

THE MEETING

Date, Time and Place of Meeting

The annual and special meeting of shareholders (the "**Meeting**") of Ventures Resource Corporation (the "**Corporation**") will be held on the 5th day of April, 2005 at Chancery Chambers, Chancery House, Bridgetown, Barbados, West Indies at 9:00 o'clock in the morning (Barbados Time).

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as February 27, 2005.

Purpose of the Meeting

This Management Proxy Circular is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Meeting.

The Meeting will be for the purpose of:

1. receiving the Corporation's financial statements for the year ended December 31, 2004 and the report of the auditors thereon;

2. electing directors;

3. appointing auditors and authorizing the directors to fix the auditors' remuneration;

4. considering and, if deemed advisable, passing, with or without variation, a resolution as set forth in Appendix A to this Management Proxy Circular approving the conversion of certain debt of the Corporation (the "**Debt Conversion**");

5. considering and, if deemed advisable, passing, with or without variation, a resolution as set forth in Appendix B to this Management Proxy Circular approving the proposed private placement (the "**Private Placement**") by Resource Holdings & Investments Inc. ("**RHI**");

6. considering and, if deemed advisable, passing, with or without variation, a resolution (the "**Continuance Resolution**") as set forth in Appendix C to this Management Proxy Circular approving the continuance of the Corporation from Barbados to the British Virgin Islands (the "**Continuance**");

7. conditional on the Continuance Resolution being approved, considering and, if deemed advisable, passing with or without variation, a resolution (the "**Merger Resolution**") as set forth in Appendix D to this Management Proxy Circular approving the consolidation (the "**Merger**") of the Corporation and RHI (the continuing company, "**BrazMin Corp.**" or "**MergeCo**");

8. conditional upon the Merger Resolution being approved, considering and, if deemed advisable, passing with or without variation, a resolution as set forth in Appendix E to this Management Proxy Circular adopting the proposed share option plan of MergeCo ("**Share Option Plan**"); and

9. transacting such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Corporation unanimously recommends that shareholders vote IN FAVOUR OF THE PROPOSALS DESCRIBED HEREIN.

DEBT CONVERSION

Since 1999, the Corporation has had serious financial problems and the primary source of financing is no longer available. The ability of the Corporation to continue as a going concern is dependent upon the management of the Corporation finding strategic options available to the Corporation and arranging for their implementation. Following meetings and discussions with RHI, the Corporation decided to pursue the possibility of entering into a reverse take-over transaction, which would re-activate the Corporation. The Corporation is expected to enter into the Pre-Merger Agreement on or about March 4, 2005 (see "Special Business – Merger – Background" in this Management Proxy Circular). The completion of the Merger is subject to a number of conditions, including that all of the debt of the Corporation has been settled in full in exchange for common shares of the Corporation (the "**Common Shares**"), and that the Debt Conversion has been approved by the TSX Venture Exchange ("**TSX-V**") and by disinterested shareholders of the Corporation (see "Special Business – Merger – Pre-Merger Agreement - Conditions" in this Management Proxy Circular). For additional information concerning the Debt Conversion see "Special Business – Debt Conversion" in this Management Proxy Circular

PRIVATE PLACEMENT

The completion of the Merger is subject to a number of conditions, including that RHI will have completed a private placement which will have raised gross proceeds of not less than Cdn$2 million (see "Special Business – Merger – Pre-Merger Agreement – Conditions" in this Management Proxy Circular). For information concerning the Private Placement, see "Private Placement" in the Resource Holdings & Investments Inc. Information Brochure set forth in Appendix J to this Management Proxy Circular. The Private Placement is subject to the approval of the TSX-V, which is requiring the approval of the shareholders of the Corporation.

CONTINUANCE

Reasons for Continuance

The Corporation has no material assets in Barbados. By continuing the Corporation under the *International Business Company Act*, Cap. 291, as amended the "**BVI Act**"), the Corporation will reside in the same jurisdiction as RHI, which will facilitate the Merger. The Continuance is subject to the approval of the Toronto Stock Exchange ("**TSX**") and approval of the shareholders of the Corporation. For more information concerning the Continuance see "Special Business – Continuance" in this Management Proxy Circular.

Dissent Rights of Shareholders

Any holder of Common Shares who properly exercises his right of dissent with respect to the Continuance will be entitled to be paid the fair value of such shares if the Continuance is completed. For more information concerning the dissent rights see "Special Business – Continuance – Rights of Dissent" in this Management Proxy Circular`

MERGER

It is intended that on or about March 4, 2005, the Corporation and RHI will enter into a pre-merger agreement (the "**Pre-Merger Agreement**") under which they will agree to consolidate under the BVI Act. The company resulting from the Merger will continue under the name "BrazMin Corp." and will be governed by the provisions of the BVI

Act. If all necessary approvals and other conditions precedent are met, it is expected that the Merger will be completed on or about April 5, 2005.

RHI

RHI is a corporation incorporated in the British Virgin Islands. It was established to engage in the acquisition, exploration, development and operation of mineral properties in Brazil. RHI owns a number of mineral resource properties in Brazil, including, the São Jorge Project. The 10,000 hectare São Jorge exploration permit is located in western Pará State, approximately 250 km south of Itaituba, within the eastern part of the Tapajos Gold Camp. This gold camp has a history of both garimpo and conventional mining and on-going exploration by international mining companies. It is also one of the richest grade gold camps in Brazil. Original mining activity in the region started in the 1960s and continues at approximately 300,000 ounces (9.5 tonnes) annually, with an estimated total production of 64 million ounces (2,000 tonnes) since 1960 from all sources. The São Jorge Project is described in detail in a technical report dated September 1, 2004 prepared by MPH Consulting Limited (see "São Jorge Project" in "Appendix J – Resource Holdings & Investments Inc. Information Brochure" attached to this Management Proxy Circular. For more information concerning the business of RHI, see "Business of RHI" in "Appendix J – Resource Holdings & Investments Inc. Information Brochure" attached to this Management Proxy Circular.

MergeCo

Upon the Merger, the properties and assets of RHI will become those of BrazMin Corp., which will carry on the business of RHI. Given that RHI was recently incorporated, RHI has a limited operating history from which its business and prospects can be evaluated. Unaudited interim financial statements of RHI for the period from its incorporation (July 8, 2004) to November 30, 2004 as well as unaudited pro-forma financial statements of MergeCo dated as at November 30, 2004 are included in this Management Proxy Circular (see "Pro-Forma Consolidated Balance Sheet" in "Appendix K – MergeCo Information Brochure" and "Financial Statements" in "Appendix J - Resource Holdings & Investments Inc. Information Brochure" attached to this Management Proxy Circular).

The board of directors of MergeCo will initially consist of the following five individuals: Luis Mauricio F. de Azevedo, Sandra S. Cowan, Gregory S. Kinross, Donald W. T. Lewis and Warren Newfield. Sandra S. Cowan will initially serve as non-management Chair of the board of directors. Senior management of MergeCo will include: Anthony H. Ransom as Chief Executive Officer, Nelson F.M. Pfaltzgraff as Chief Financial Officer, Luis Mauricio F. de Azevedo as Chief Operating Officer and Secretary and Paulo Ilidio de Brito as Vice President Exploration. For more information concerning the proposed officers and directors of MergeCo see "Management and Promoter of MergeCo" in "Appendix K – MergeCo Information Brochure" attached to this Management Proxy Circular.

Reasons for Merger

Management of the Corporation believes that the Merger is fair to the shareholders of the Corporation for the following reasons:

(a) The Corporation currently has no assets (other than rights to the Donlin Creek North mining claims in Alaska), no source of funding and no prospects.

(b) The Merger is currently the best alternative among the opportunities for the Corporation to achieve value for its shareholders and continue operations.

(c) It is unlikely that the Corporation will be able to obtain any type of additional financing to carry out the existing business of the Corporation.

(d) The board of directors of the Corporation believes that the exchange of the Common Shares for common shares of MergeCo ("**MergeCo Common Shares**") at the VRC Ratio (as defined below) represents fair value for the Common Shares and that the Merger is fair to shareholders of the Corporation from a financial point of view.

(e) The MergeCo Common Shares will be listed for trading on the TSX or the TSX-V.

(f) Management wants to take advantage of the current favourable state of the equity markets with respect to junior mineral exploration and development companies.

(g) It is believed that the Merger will provide an opportunity for the revival of the business of the Corporation in the mineral exploration industry and provide access to additional funding and potential liquidity to shareholders.

Pre-Merger Agreement

Overview

The Pre-Merger Agreement will contain certain customary representations and warranties of each of the Corporation and RHI relating to, among other things, their respective organization, capitalization, options to acquire securities, ownership of subsidiaries, financial statements, litigation, compliance with necessary regulatory or governmental authorities and other matters, including their authority to enter into the Pre-Merger Agreement and to consummate the Merger.

Under the Pre-Merger Agreement, each of the Corporation and RHI will covenant, among other things, that until the Merger is completed, it will (and will cause each of its subsidiaries to) carry on business in the ordinary course, to refrain from entering into any transaction or incurring any obligation, indebtedness or liability out of the ordinary course, and from making changes to its capital structure or from distributing any dividends, other than as contemplated by the Pre-Merger Agreement.

Conditions

The Pre-Merger Agreement will provide that the respective obligations of the Corporation and RHI to complete the Merger are subject to a number of conditions.

The material conditions in favour of RHI will include: (i) the Merger will have been approved by the holders of Common Shares entitled to vote thereon; (ii) the TSX or the TSX-V will have conditionally approved the listing of the MergeCo Common Shares effective as of the Effective Date, subject only to the ordinary requirements of such exchange; (iii) all of the consents and approvals required for the completion of the Merger, including the consent of the TSX, will have been obtained; (iv) the completion of the Debt Conversion; (v) the completion of the Private Placement; (vi) the completion of the Continuance; (vii) the termination of all options to purchase Common Shares; (viii) the dissolution of Ventures Resource Alaska Corporation ("**VRAC**"), including the termination of all agreements to which the Corporation and VRAC are a party to or otherwise bound will have been completed; (ix) holders of Common Shares representing in excess of 7.5% of the number of Common Shares issued and outstanding prior to the Meeting will not have exercised any applicable rights of dissent with respect to the Continuance and the Merger; (x) the Corporation will have no material assets other than cash and no liabilities other than liabilities approved by RHI at the time of the Merger; and (x) there will not have been any material adverse change in the business, operations, properties, assets or conditions, financial or otherwise, of the Corporation.

The material conditions in favour of VRC will include: (i) the Merger will have been approved by the holders of common shares of RHI (the "**RHI Common Shares**") entitled to vote thereon; (ii) the TSX or the TSX-V will have conditionally approved the listing of the MergeCo Common Shares effective as of the Effective Date, subject only to the ordinary requirements of such exchange; (iii) all of the consents and approvals required for the completion of the Merger, including the consent of the TSX, will have been obtained; (iv) the completion of the Private Placement; and (v) there will not have been any material adverse change in the business, operations, properties, assets or conditions, financial or otherwise, of RHI.

Exchange Ratios

Subject to adjustment as described below, upon the Merger:

(a) all outstanding Common Shares (including the Common Shares issued in connection with the Debt Conversion) will be converted into MergeCo Common Shares on the basis that each Common Share will be converted into 0.020 of a MergeCo Common Share (the "**VRC Ratio**");

(b) all outstanding RHI Common Shares (including the RHI Shares issued in connection with the Private Placement (the "**Private Placement Shares**")) will be converted into MergeCo Common Shares on the basis that each RHI Common Share will be converted into one MergeCo Common Share (the "**RHI Ratio**");

(c) each Warrant (as defined in this Management Proxy Circular) issued in connection with the Private Placement will be converted into one purchase warrant of MergeCo entitling the holder thereof to purchase one MergeCo Common Share at an exercise price of $1.35 expiring on the same date as the Warrants; and

(d) each Compensation Warrant (as defined in this Management Proxy Circular) issued in connection with the Private Placement will be converted into one compensation warrant of MergeCo, which will expire on the same date as the Compensation Warrants and will be exercisable at a price of $1.25; each compensation warrant of MergeCo entitling the holder thereof to acquire, upon exercise, one MergeCo Common Share and one-half (1/2) of one warrant of MergeCo having the same attributes as the Warrants described in (c) above.

Pending the completion of the Private Placement, it is not possible to precisely calculate the relative portions of MergeCo, which will be received by shareholders of the Corporation and RHI. However, taking into account the completion of the Debt Conversion and assuming that a total of Cdn$7,000,000 in gross proceeds is raised from the Private Placement (assuming the exercise of the over-allotment option granted to the placement agents), representing an issuance of 5,600,000 Private Placement Shares, shareholders of the Corporation would receive 882,150 MergeCo Common Shares, representing approximately 4.85% of the outstanding MergeCo Common Shares and shareholders of RHI (other than holders of Private Placement Shares) would receive 11,720,000 MergeCo Common Shares, representing approximately 64.38% of the outstanding MergeCo Common Shares. The balance of the MergeCo Common Shares will be held by the new investors under the Private Placement, representing approximately 30.77% of the outstanding MergeCo Common Shares

Dissent Rights

Any holder of Common Shares who properly exercises his right of dissent with respect to the Merger will be entitled to be paid the fair value of such shares if the Merger is completed. For more information concerning dissent rights, see "Special Business – Merger – Rights of Dissent" in this Management Proxy Circular.

SHARE OPTION PLAN

Pursuant to the Share Option Plan, options to purchase MergeCo Common Shares may be granted to certain directors, senior officers, employees and consultants of MergeCo. Subject to the provisions thereof, the aggregate number of MergeCo Common Shares that may be issued under the Share Option Plan will not exceed 10% of the aggregate number of MergeCo Common Shares issued and outstanding from time to time. The exercise price of options granted under the Share Option Plan will not be lower than the closing market price of MergeCo Common Shares on the stock exchange where the majority of the trading volume and value of the MergeCo Common Shares occurs, on the trading day immediately preceding the date of the grant. Options will not be granted for a term exceeding eight years. For more information concerning the Share Option Plan see "Special Business – Share Option Plan" in this Management Proxy Circular.

ADDITIONAL CONSIDERATIONS

Stock Exchange Listing

The Corporation's common shares are currently listed on the TSX-V. An application has been made to list the MergeCo Common Shares on the TSX.

Resale of MergeCo Common Shares

The issuance of MergeCo Common Shares pursuant to the Merger to holders of shares of the Corporation resident in Ontario, British Columbia and Alberta is exempt from the prospectus and registration requirements of the securities laws of those provinces. If the Merger is completed, holders of Common Shares will receive MergeCo Common Shares pursuant to the Merger which may be resold free of prospectus requirements and statutory hold periods of the securities laws of those provinces, (subject to compliance with the provisions thereof governing resales of securities received pursuant to a statutory amalgamation). Any person, company or a merger of persons or companies holding a sufficient number of MergeCo Common Shares to affect materially the control of MergeCo will nevertheless be restricted in reselling MergeCo Common Shares received pursuant to the Merger. Shareholders of the Corporation resident outside of these provinces should consult with their own adviser with respect to any resale of MergeCo Common Shares received pursuant to the Merger.

Income Tax Considerations

In determining whether or not to vote in favour of the Merger, shareholders of the Corporation should carefully consider the information set forth in "Special Business – Merger – Other Considerations" in this Management Proxy Circular.

Risk Factors

The operations of MergeCo are speculative due to the high-risk nature of its business. Shareholders should review carefully the risk factors set forth under "Risk Factors" in "Appendix J – Resource Holdings & Investments Inc. Information Brochure" attached to this Management Proxy Circular.

PROCEDURE FOR EXCHANGE OF SHARE CERTIFICATES BY SHAREHOLDERS

The details of the procedures for the exchange of share certificates representing the Common Shares for share certificates representing MergeCo Common Shares are described more fully in the Letter of Transmittal accompanying this Management Proxy Circular. See "Special Business – Merger – Procedure for Exchange of Share Certificates by Shareholders".

SUMMARY FINANCIAL INFORMATION

The following has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro-forma consolidated balance sheet of MergeCo dated as at November 30, 2004 (see "Pro-Forma Consolidated Balance Sheet" in "Appendix K – MergeCo Information Brochure" attached to this Management Proxy Circular), the audited consolidated balance sheet of VRC dated as at December 31, 2004 (see "Appendix O – Financial Statements" attached to this Management Proxy Circular) and the unaudited consolidated balance sheet of RHI dated as at November 30, 2004 (see "Financial Statements" in "Appendix J - Resource Holdings & Investments Inc. Information Brochure" attached to this Management Proxy Circular). The pro-forma information presents MergeCo's position giving effect to the Merger and the Private Placement, as if such transactions had occurred on November 30, 2004. Readers are cautioned that changes will have occurred in each company since the date of the relevant balance sheets.

	As at November 30, 2004 (Cdn$)
Assets	
Current Assets	$7,530,071
Capital Assets	6,933
Deferred Exploration Expenditures	2,390,504
	$9,927,508
Liabilities	
Current Liabilities	$ 755,595
Long Term Liabilities	683,136
	$1,438,731
Shareholders' Equity	
Dollar Amount	$8,488,777
Number of Securities	18,202,150

VENTURES RESOURCE CORPORATION

Chancery House, High Street
Bridgetown, Barbados, West Indies
Tel: (246) 431-0070
Company No: 12825

MANAGEMENT PROXY CIRCULAR

Companies Act of Barbados
(Section 140)

In respect of the annual and special meeting of shareholders (the "**Meeting**") of Ventures Resource Corporation (the "**Corporation**") to be held on the 5th day of April, 2005 at Chancery Chambers, Chancery House, Bridgetown, Barbados, West Indies at 9:00 o'clock in the morning (Barbados Time).

SOLICITATION ON BEHALF OF THE MANAGEMENT OF THE COMPANY

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION ON BEHALF OF THE MANAGEMENT OF THE CORPORATION of proxies to be used at the Meeting to be held on April 5, 2005 at the time and place and for the purposes set forth above and in the accompanying Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors, officers and employees of the Corporation without special compensation. The cost of solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Management Proxy Circular, the Notice of Meeting and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are members of management of the Corporation. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO** by either filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Corporation's transfer agent and registrar, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Facsimile within North America (866) 249-7775 and outside North America (416) 263-9524, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chair of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. The Chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited. A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chair of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy will be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF EACH MATTER IDENTIFIED IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares (the "**Common Shares**") and an unlimited number of preferred shares issuable in series. At the date hereof, the Corporation has outstanding 15,242,646 Common Shares, each of which carries one vote. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as February 27, 2005 (the "**Record Date**"). The Corporation will prepare an alphabetical list of shareholders as of such Record Date showing the number of shares held by each shareholder. A shareholder may examine the list during usual business hours at the registered office of the Corporation or at the offices of the Corporation's registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, and at the Meeting. Each shareholder named in the list will be entitled to one vote per share shown opposite his or her name on the said list, even though he or she has since that date disposed of his or her shares. Where a shareholder has transferred ownership of any of his or her shares after the Record Date, the transferee (and not the original shareholder) may vote such shares provided he or she (a) establishes to the Corporation that he or she owns such shares, and (b) demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders before the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only registered holders of Common Shares or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans (RRSPs), Registered Retirement Income Funds (RRIFs), Registered Education Savings Plans (RESPs) and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Companies Act of Barbados and National Instrument 54-101, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular and the form of proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Applicable regulatory law and policy requires Intermediaries and clearing agencies to seek voting instructions from Non-Registered Holders. Without specific instructions from Non-Registered Holders, Intermediaries and clearing agencies are prohibited from voting the shares of the Non-Registered Holders. Accordingly, Intermediaries and clearing agencies are required to forward the meeting materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "**voting instructions form**") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

PRINCIPAL SHAREHOLDERS

As at the date of this Management Proxy Circular, to the knowledge of the directors or executive officers of the Corporation, no person beneficially owned, directly or indirectly, or exercised control or direction over, securities of the Corporation carrying more than 10% of the voting rights attaching to any class of outstanding voting securities of the Corporation, except as follows:

Name	Number of Common Shares	Percentage
Sea Shell Limited [(1)]	9,099,937	59.7%
Peter A. Thomson [(2)]	2,031,399	13.3%

Note:

(1) Sea Shell Limited ("**Sea Shell**") is the controlling shareholder of the Corporation. Sea Shell is controlled by Frank J. Crothers, a director of the Corporation.

(2) Peter A. Thomson's Common Shares are held in four accounts (Peter A. Thomson, Pointfarm Holdings, Whatever Limited and Power Corporation of Cayman Limited) in which he holds direct ownership or over which he exercises control or direction.

See "Special Business – The Merger – The Pre-Merger Agreement – Support Agreement" below.

INTERPRETATION

All dollar amounts set forth in this Management Proxy Circular are expressed in U.S. dollars unless otherwise specified. The following table sets forth (a) the rates of exchange for one U.S. dollar, expressed in Canadian dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the Bank of Canada average noon rates of exchange for the rates at the end of each of the periods, and the Bank of Canada average rates for such periods.

Years ended December 31	Average (US$)	End of Period (US$)
2004	$1.3015	$1.2036
2003	$1.4015	$1.2924
2002	$1.5704	$1.5796
2001	$1.5484	$1.5926
2000	$1.4852	$1.5002

On February 28, 2005, the noon rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = $1.2314.

ANNUAL BUSINESS OF THE CORPORATION

Consideration of Audited Financial Statements and Auditors' Report

The audited financial statements for the fiscal year ended December 31, 2004 and the report of the auditors thereon will be submitted to the Meeting. Receipt at such meeting of the auditors' report and the Corporation's financial statements will not constitute approval or disapproval of any matters referred to therein.

Election of Directors

The board of directors of the Corporation (the "**Board of Directors**") has determined that the number of directors to be elected will be seven (7) directors. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employment, the period or periods of service as directors of the Corporation and the approximate number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name and Position Held with the Corporation	Principal Occupation or Employment	Date First Elected as Director of the Corporation	Number of Common Shares Owned, Controlled or Directed as at February 28, 2005[1]
Frank J. Crothers [2] Nassau, Bahamas Chairman and Director	*Chairman*, Island Corporate Holdings Limited	November 8, 1996	9,099,937
C.G. (Riz) Bigelow Anchorage (Alaska), United States President, Chief Executive Officer and Director	*President and Chief Executive Officer*, Ventures Resource Corporation; and *President and Chief Executive Officer*, Ventures Resource Alaska Corporation	November 8, 1996	197,600[3]
Peter A. Thomson [2] Grand Cayman, Cayman Islands Director	*President and Chief Executive Officer*, Caribbean Utilities Company, Ltd.	November 8, 1996	2,031,399
Timothy N. Unwin New York (New York), United States Director	*Partner*, Blake, Cassels & Graydon (U.S.) LLP	November 8, 1996	Nil
Ross D. Lawrence Toronto (Ontario), Canada Director	*Consultant*, Watts, Griffis and McOuat Limited	November 8, 1996	195,000[3]
R. Greg Sheardown [2] Washington (DC), United States Director	*Vice-President*, LaFarge Corporation	November 8, 1996	Nil

Name and Position Held with the Corporation	Principal Occupation or Employment	Date First Elected as Director of the Corporation	Number of Common Shares Owned, Controlled or Directed as at February 28, 2005[1]
Dr. Trevor A. Carmichael, Q.C. [2] Bridgetown, Barbados Director	*Attorney-at-Law*, Chancery Chambers	March 4, 1997	Nil

Notes:

(1) The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Member of the Audit Committee.

(3) Of these shares, 195,000 are owned by Horseneck Holdings Limited, a company which controls WGM Inc. and Watts, Griffis and McOuat Limited of which Mr. Lawrence is a director and shareholder.

All of the above directors of the Corporation have held their principal occupations with the same firms or companies (as set out above) for the past five years, except Frank Crothers, who was Chairman of Atlantic Equipment & Power Limited until April 2003.

The term of office of each director will be from the date of the Meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed. The election of the above nominees will be of on-going relevance to the Corporation only if the Merger (as defined below under the heading "Special Business – Merger") does not proceed. If the Merger is completed, the existing Board of Directors will cease to be directors of the Corporation and the board of directors of MergeCo (as defined below under the heading "Special Business – Merger") will be comprised of Luis Mauricio F. de Azevedo, Sandra S. Cowan, Gregory S. Kinross, Donald W. T. Lewis and Warren Newfield, as described in the Pre-Merger Agreement (as defined below under the heading "Special Business – Merger"), and such persons will hold office until the earlier of the next annual meeting of shareholders of MergeCo or until their successors are appointed (see "Management of MergeCo" in "Appendix K – MergeCo Information Brochure").

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

Appointment of Auditors

PricewaterhouseCoopers ("**PWC**"), the former auditors of the Corporation, tendered their resignation as auditors, effective October 1, 2004. On January 24, 2005, the directors of the Corporation approved the appointment of Hobbs, Niles & Co., Chartered Accountants ("**Hobbs, Niles**") (Suite 7 "Fenshaw" Pine Plantation Road, St Michael, Barbados) as the Corporation's auditors as well as the appointment of Zeifman & Company LLP, Chartered Accountants ("**Zeifman**") (201 Bridgeland Avenue, Toronto, Ontario, Canada, M6A 1Y7) as the Corporation's auditors in Canada. In this regard, in order to comply with National Instrument 51-102 – Continuous Disclosure Obligations, a copy of the Notice of Change of Auditors prepared in respect of the resignation of PWC and the appointment of Hobbs, Niles and Zeifman, the response letter of PWC and the response letter of Zeifman (collectively, the "**Reporting Package**") have been reviewed by the Board of Directors and/or the Audit Committee and are attached as Appendix F to this Management Proxy Circular. The Audit Committee has approved the Notice of Change of Auditors and a copy of the Reporting Package has been filed with the securities regulatory authorities and has been delivered to each of PWC and Zeifman.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF HOBBS, NILES AS THE AUDITORS OF THE CORPORATION AS WELL AS ZEIFMAN AS THE CORPORATION'S AUDITORS IN CANADA TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

SPECIAL BUSINESS – DEBT CONVERSION

At the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass with or without variation, the resolution as set forth in Appendix A to this Management Proxy Circular (the "**Debt Conversion Resolution**") approving the conversion of certain debt of the Corporation into Common Shares.

Reason for Debt Conversion

Since 1999, the Corporation has had serious financial problems and there has been a "going concern" statement in its financial statements. Sea Shell, the controlling shareholder of the Corporation, has been the primary source of financing to the Corporation since 1999. Sea Shell, which is controlled by Frank J. Crothers, a director of the Corporation, is not prepared to continue funding the Corporation. The ability of the Corporation to continue as a going concern is dependent upon the management of the Corporation finding strategic options available to the Corporation and arranging for their implementation. Following meetings and discussions with RHI, the Corporation decided to pursue the possibility of entering into a reverse take-over transaction with RHI, which would re-activate the Corporation. The Corporation is expected to enter into the Pre-Merger Agreement (as defined below) on or about March 4, 2005 (see "Special Business – Merger – Background"). The completion of the Merger (as defined below) is subject to a number of conditions, including that all of the debt of the Corporation has been settled in full in exchange for Common Shares (the "**Debt Conversion**") at the minimum conversion price acceptable to the TSX Venture Exchange (the "**TSX-V**") and that the Debt Conversion has been approved by the TSX-V and, if required, by the shareholders of the Corporation (see "Special Business – Merger – Pre-Merger Agreement - Conditions").

The Corporation's total debt as of February 28, 2005 was $2,761,954.60. The debt includes:

(e) promissory notes in the aggregate amount of $2,495,721.99, bearing interest at 10% per annum and repayable at the option of the Corporation in Common Shares, subject to the approval of the TSX-V, and pursuant to which $218,951.50 of interest has accrued as at February 28, 2005 (the "**Promissory Notes**"); and

(f) other debt amounting to approximately $47,281.11 owing to certain shareholders (the "**Other Debt**"), bearing interest at 10% per annum.

As at April 5, 2005, the amounts outstanding under the Promissory Notes and the Other Debt are expected to be approximately $2,787,028.85, including interest accrued to that date.

The Corporation will enter into debt settlement agreements with all of the holders of Promissory Notes and Other Debt. Subject to receipt of all requisite approvals and assuming the Debt Conversion occurs on the date of the Meeting, the Corporation will issue up to an aggregate of 29,843,011 Common Shares at a deemed price of Cdn$0.115 per share in settlement of the Promissory Notes and the Other Debt. The dollar amounts of the Promissory Notes and the Other Debt have been converted at a rate of $1 = Cdn$1.2314 for purposes of the Debt Conversion. Additional information regarding the Debt Conversion is set out below:

Name of Debtholder	Amount of Debt As at April 5, 2005 (Including Accrued Interest) (US$)	Deemed Price Per Common Share (Cdn$)	Common Shares to Be Received on Conversion	Percentage Ownership of Corporation Following the Conversion (1)
Sea Shell Limited	$2,637,875.37	$0.115	28,245,902	82.8%
Peter N. Thomson (2)	$74,756.16	$0.115	800,476	4.9%
Power Corporation of Cayman Limited (3)	$74,397.32	$0.115	796,633	3.27%

Notes:

(1) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Peter N. Thomson resigned as Chairman of the Corporation on June 30, 2003.

(3) Power Corporation of Cayman Limited is a company controlled by Peter A. Thomson, a director of the Corporation. Peter A. Thomson will beneficially own, directly or indirectly, or exercise control or direction over 6.3% of the Common Shares following the Debt Conversion.

By settling the outstanding debts through the issuance of Common Shares, the Corporation will fulfil one of the conditions set out in the Pre-Merger Agreement.

Required Approval

The Debt Conversion is subject to the approval of the TSX-V and approval of the disinterested shareholders of the Corporation.

Pursuant to Policy 4.3 – Shares for Debt of the TSX-V, the Corporation must not issue, as part of a debt settlement plan, more than 100% of the number of the Corporation's outstanding shares unless the plan is approved by disinterested shareholders of the Corporation. Accordingly, each of Sea Shell, Peter N. Thomson and Power Corporation of Cayman Limited will not be entitled to vote in respect of the Debt Conversion Resolution if, on the date of the Meeting, such person owns Promissory Notes or Other Debt and owns, directly or indirectly, or exercises control or direction over Common Shares.

In order to become effective, the Debt Conversion Resolution must be approved by a majority of the votes cast by disinterested shareholders of the Corporation at the Meeting. **The Board of Directors recommends that disinterested shareholders of the Corporation vote in favour of the Debt Conversion Resolution.**

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE DEBT CONVERSION RESOLUTION, UNLESS THE DISINTERESTED SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THE RESOLUTION. In the event the Debt Conversion Resolution does not receive the requisite shareholder approval, the applicable condition set out in the Pre-Merger Agreement will not be satisfied and RHI will have the right to terminate the Merger. If the Merger is not completed, the Corporation will have no assets, no source of funding and no business prospects and may be delisted from the TSX-V.

SPECIAL BUSINESS – PRIVATE PLACEMENT

At the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass with or without variation, the resolution as set forth in Appendix B to this Management Proxy Circular (the "**Private Placement Resolution**") approving the proposed private placement by RHI.

Reason for Private Placement

The completion of the Merger is subject to a number of conditions, including that RHI will have completed a private placement which will have raised gross proceeds of not less than Cdn$2 million (the "**Private Placement**") (see "Special Business – Merger – Pre-Merger Agreement – Conditions").

For information concerning the Private Placement, see "Private Placement" in the Resource Holdings & Investments Inc. Information Brochure set forth in Appendix J to this Management Proxy Circular.

As at February 28, 2005, RHI's issued and outstanding share capital comprised 11,720,000 shares (each an "**RHI Share**"). Following the completion of the Private Placement, RHI's issued and outstanding share capital would increase by up to 4,000,000 RHI Shares to 15,720,000 RHI Shares (or by up to 5,600,000 RHI Shares to 17,320,000 RHI Shares if the over-allotment option is exercised in full).

Required Approval

The Private Placement is subject to the approval of the TSX-V, which is requiring the approval of the shareholders of the Corporation.

In order to become effective, the Private Placement Resolution must be approved by a majority of the votes cast by shareholders of the Corporation at the Meeting. **The Board of Directors recommends that shareholders of the Corporation vote in favour of the Private Placement Resolution.**

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE PRIVATE PLACEMENT RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THE RESOLUTION. In the event the Private Placement Resolution does not receive the requisite shareholder approval, the applicable condition set out in the Pre-Merger Agreement will not be satisfied and RHI and the Corporation will have the right to terminate the Merger. If the Merger is not completed, the Corporation will have no assets, no source of funding and no business prospects and may be delisted from the TSX-V.

SPECIAL BUSINESS – CONTINUANCE

At the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass with or without variation, a resolution as set forth in Appendix C to this Management Proxy Circular (the "**Continuance Resolution**") approving the continuance of the Corporation, which is currently organized under the *Companies Act*, Chapter 308 of the Laws of Barbados (the "**Barbados Act**"), as a company under the laws of the British Virgin Islands (the "**Continuance**") pursuant to the *International Business Companies Act*, Cap. 291, as amended (the "**BVI Act**").

Reasons for Continuance

The Corporation has no material assets in Barbados. By continuing the Corporation under the BVI Act, the Corporation will reside in the same jurisdiction as RHI, which will facilitate the Merger, and the Corporation will be able to take advantage of the favourable tax treatment accorded to international business companies under the BVI Act. RHI's principal asset consists of 100% of the issued and outstanding shares of Resource Holdings 2004 Inc., which also resides in the British Virgin Islands.

The British Virgin Islands has enjoyed a long history of political and economic stability. The British Virgin Islands is a well-developed international business and financial centre. The British Virgin Islands' legal system is based on the English common law system.

British Virgin Islands companies and all amounts paid by them to non-residents are exempt from all local taxes and stamp duty. All dividends, royalties, interest, fees and management fees paid or deemed to be paid by an international business company to a person resident outside the British Virgin Islands are exempt from tax and no amount is required to be withheld under the jurisdiction's *Income Tax Act*. A company incorporated under the BVI Act is not liable for any tax in the British Virgin Islands on the transfer of any securities or assets of the company.

Effect of Continuance

The Corporation is currently a company incorporated under the Barbados Act. Upon the issuance of a Certificate of Continuation under the BVI Act, the Continuance will become effective and the Corporation will become subject to the BVI Act, as if it had been incorporated under the BVI Act, and the Articles of Continuation together with the memorandum and articles of association will be deemed to be the constitutional documents of the Corporation. The current name of the Corporation is not available in the British Virgin Islands, and as such the Corporation will continue into the British Virgin Islands under the name "Ventures Resource Holdings Limited". A copy of the form of draft Articles of Continuation and the Memorandum and Articles is set forth in Appendix G to this Management Proxy Circular.

The BVI Act provides that when a company continues under the BVI Act:

(a) the continued corporation possesses all the properties, rights, privileges and franchises and is subject to all the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of the company;

(b) a conviction against, or ruling, order or judgment in favour of or against the company at the date of continuance may be enforced by or against the continued corporation; and

(c) the continued company will be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action affecting the company.

Upon the Continuance becoming effective, the Corporation will have no authorized capital but will be authorized to issue 100,000,000,000 common shares of no par value. The terms of the common shares following the Continuance will be substantially equivalent to the terms of the common shares immediately prior to the Continuance, except that following the Continuance, the common shares will be subject to redemption, purchase and acquisition by the Corporation for less than fair value with the written consent of the holder of such shares.

The Continuance will not affect the Corporation's status as a listed company on the TSX-V or as a reporting issuer under the securities legislation of British Columbia and Alberta, and the Corporation will remain subject to the requirements of such legislation.

Comparison of Shareholders Rights under Barbados Act and BVI Act

Upon the issuance of the Certificate of Continuation, shareholders of the Corporation will become shareholders of a company under the BVI Act. The differences between the Barbados Act and the BVI Act will result in various changes to the rights of shareholders of the Corporation. The following is a summary of the significant differences between the Barbados Act and the BVI Act insofar as they affect the rights of shareholders of the Corporation. The following is a summary only and does not purport to be, nor should it be considered to be, an exhaustive analysis of the two statutes, nor a comprehensive statement of the particulars of the actual statutory provisions to which reference is made. Shareholders of the Corporation should consult their own legal advisors if they wish further information concerning these matters. It should be noted that the Corporation will continue to be subject to applicable securities laws and stock exchange rules in Canada, which currently impose audit, financial reporting, proxy solicitation and certain other requirements relating to the rights of shareholders of the Corporation.

General

The BVI Act was passed in 1984 and provides for the incorporation of an offshore international business company (an "**IBC**"). Typically the object of an IBC is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands. An IBC, however, may not:

(a) carry on business with persons resident in the British Virgin Islands (the "**BVI**");

(b) own an interest in real property situate in the BVI other than a lease for use as an office;

(c) carry on banking or trust business unless it is licensed under the *Banks and Trust Companies Act, 1990*;

(d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker unless it is licensed under an enactment authorising it to carry on that business;

(e) carry on the business of company management unless licensed under the *Company Management Act, 1990*; or

(f) carry on the business of providing the registered office or the registered agent for companies incorporated in the BVI.

It should be noted that BVI has enacted the *BVI Business Companies Act, 2004* (the "**BBCA**") on January 1, 2005. The BBCA will replace the BVI Act. There is a transitional period of two years. Companies may only be incorporated under the BVI Act until December 31, 2005. Companies incorporated under the BVI Act will be able to re-register under the BBCA, and on January 1, 2007, all BVI Act companies will automatically be re-registered under the BBCA.

Residency Requirements of Directors

The Barbados Act does not contain any residency requirements for directors. The BVI Act also does not contain any residency requirements for directors.

Meetings of Shareholders

The Barbados Act stipulates that a meeting of shareholders must be held in Barbados, unless all of the shareholders entitled to vote at the meeting agrees to hold it outside of Barbados or the articles of the company provide otherwise. Under the BVI Act, shareholders' meetings are not required to be held in the BVI.

Audited Financial Statements

The Barbados Act confers on shareholders the right to appoint an auditor and the right to receive audited annual financial statements. The Barbados Act stipulates that the auditor must be a member of the Institute of Chartered Accountants of Barbados and hold a practising certificate. Under the BVI Act, an IBC has to keep such accounts and records as the directors consider necessary or desirable in order to reflect the financial position of an IBC. There is no requirement that a company appoint an auditor or that financial statements be subject to audit.

Appointment of Directors

Under the Barbados Act, in the absence of cumulative voting rights, each shareholder of a company has the right to vote the number of shares held in respect of each director nominated. For example, if three directors are nominated and a shareholders holds 100 common shares, the shareholder can vote 100 shares in respect of each candidate. Under the BVI Act, there is no provision for cumulative voting. Directors are elected by a resolution of shareholders or directors as defined under the articles of association.

Financial Assistance

Under the Barbados Act, financial assistance may only be given by a company to certain persons and related corporations subject to prescribed solvency tests. Under the BVI Act, there is no statutory prohibition on financial assistance. It should be noted in addition, that subject to any limitations or provisions to the contrary in its memorandum or articles, an IBC has the power irrespective of corporate benefit, to perform any act or activity within its objects. Provided that a company has a wide objects clause then there should be no issue. It should be noted that the directors of an IBC will be subject to duties at common law and to standard of care duties pursuant to section 54 of the BVI Act.

Take-Over Bid

Pursuant to the Barbados Act, if within 120 days after the date of a take-over bid, the bid is accepted by the holders of not less than 90% of the issued and outstanding class of shares to which the bid relates, other than shares held by the offeror (or its affiliates or associates), then the offeror is entitled to acquire the shares held by the shareholders who did not tender to the bid. The shareholders who did not tender to the bid are required to transfer their shares to the offeror on the same terms that the original offer was made or demand to receive the fair value of their shares. The BVI Act does not prescribe take-over bid rules and requirements.

Shareholder Proposals and Proxy Solicitation

Under the Barbados Act, any shareholder who is entitled to vote at an annual meeting may submit a proposal with respect to any matter. The Barbados Act requires a public company, such as the Corporation, to provide notice of a general meeting, a form of proxy for use by every shareholder entitled to vote at such meeting, as well as an information circular containing prescribed information relating to the company and the matters to be dealt with at the meeting. Under the BVI Act, shareholders of an IBC may elect directors by a resolution of shareholders. No specific provision is made under the BVI Act for the submission of proposals. The BVI Act contains no provisions relating the mandatory solicitation of proxies.

Requisition of Meeting by Shareholders

The Barbados Act provides that the holders of not less than 5% of the voting shares of a company may require the directors to call a meeting of shareholders. Under the BVI Act, unless the articles provide for a lesser percentage, the directors of an IBC will have to call a meeting of shareholders on the request of shareholders holding more than 50% of the outstanding shares.

Dissent Rights of Shareholders

The Barbados Act provides that shareholders who dissent from certain fundamental changes of a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The BVI Act provides that any shareholder of an IBC is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(a) merger;

(b) consolidation;

(c) any sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all the net proceeds to be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition; or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection of the shareholders;

(d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company; and

(e) an arrangement if permitted by the court.

Investigations

Under the Barbados Act, a shareholder may apply to a court for an order requiring that an investigation be made of a company or of any affiliate of company. Under the BVI Act, a shareholder of an IBC may make a request to inspect the books and records but an IBC only has to grant the request if it is pursuant to a proper purpose. If an IBC refuses the inspection, the shareholder may within 90 days of receiving his notice of refusal apply to the court for an order to allow the inspection.

Required Approval

The Continuance is subject to the approval of the Toronto Stock Exchange ("**TSX**") and approval of the shareholders of the Corporation.

In order to become effective, the Continuance Resolution must be approved by a majority of the votes cast by shareholders of the Corporation at the Meeting. **The Board of Directors recommends that shareholders of the Corporation vote in favour of the Continuance Resolution.**

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE CONTINUANCE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THE RESOLUTION. In the event the Continuance Resolution does not receive the requisite shareholder approval, the Corporation will not proceed with the Continuance and will remain a corporation under the Barbados Act. Also, the applicable condition set out in the Pre-Merger Agreement will not be satisfied and RHI will have the right to terminate the Merger. It should be further noted that if holders of Common Shares representing in excess of 7.5% of the number of Common Shares issued and outstanding prior to the Meeting will have exercised any applicable rights of dissent with respect to the Continuance, RHI will have the right to terminate the Merger. If the Merger is not completed, the Corporation will have no assets, no source of funding and no business prospects and may be delisted from the TSX-V.

Rights of Dissent

Pursuant to the provisions of the Barbados Act, a shareholder is entitled to dissent and be paid the "fair value" of such shareholder's Common Shares if such shareholder objects to the Continuance Resolution and the Continuance Resolution becomes effective.

In order to dissent, a shareholder must send a written dissent (an "**Objection Notice**") to the Continuance Resolution to the Corporation at its registered office at Chancery House, High Street, Bridgetown, Barbados, West Indies, Attention: Secretary at or before the Meeting, unless the Corporation did not give notice to the shareholder of the purpose of the meeting and of his or her right to dissent.

Within ten days following the date of the Meeting, if the Continuance Resolution is adopted, the Corporation must send to each shareholder who has filed an Objection Notice in respect of the Continuance Resolution, at the address specified for such purpose in such shareholder's Objection Notice, a notice stating that the Continuance Resolution has been adopted (the "**Corporation Notice**"). A Corporation Notice is not required to be sent to any shareholder who voted for the Continuance Resolution or who has withdrawn an Objection Notice.

Within 20 days after receipt by a dissenting shareholder of the Corporation Notice or, if no Corporation Notice is received by the dissenting shareholder, within 20 days after such shareholders learns that the Continuance Resolution has been adopted, the dissenting shareholder is required to send a written notice to the Corporation, at the address referred to in the preceding paragraph, containing the shareholder's name and address, the number of Common Shares held in respect of which such shareholder dissents and a demand for payment of the fair value of such Common Shares (the "**Demand for Payment**"). Within 30 days thereafter, the dissenting shareholder must send the share certificates representing such Common Shares to the Corporation or to the Corporation's transfer agent and registrar, Computershare Trust Company of Canada. Such share certificates will be endorsed by the Corporation or by the Corporation's transfer agent and registrar with a notice that the holder is a dissenting shareholder and will forthwith be returned to the dissenting shareholder. A dissenting shareholder who fails to forward share certificates within the time required loses any right to make a claim for payment of the fair value of such shareholder's Common Shares.

After sending a Demand for Payment to the Corporation, a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his or her shares unless (a) the dissenting shareholder withdraws the Demand for Payment before the Corporation sends an Offer to Pay (as described below), (b) the Corporation fails to make an Offer to Pay (as described below) and the dissenting shareholder withdraws the Demand for Payment, or (c) the directors abandon the action in respect of which the Continuance Resolution was passed, in which case such shareholder's rights are reinstated as of the date such Demand for Payment was sent.

The Corporation is required, not later than seven days after the later of the day on which the action approved by the Continuance Resolution becomes effective or the day the Corporation receives the Demand for Payment, to send to each dissenting shareholder who has sent a Demand for Payment a written offer (the "**Offer to Pay**") to pay for the Common Shares which are the subject of the Objection Notice in an amount considered by the directors to be the fair value of such shares as of the close of business on the day before the day on which the action was approved by the Continuance Resolution accompanied by a statement showing how the fair value was determined. Every Offer to Pay must be on the same terms. The Corporation must pay for the common shares of a dissenting shareholder within ten days after an Offer to Pay has been accepted by such dissenting shareholder, but any such Offer to Pay lapses if the Corporation does not receive an acceptance thereof within 30 days after such Offer to Pay has been made.

If the Corporation fails to make the Offer to Pay or if a dissenting shareholder fails to accept an Offer to Pay within the time limit prescribed therefor, the Corporation may, within 50 days after the action approved by the Continuance Resolution becomes effective, apply to the Barbados Court (the "**Court**") to fix a fair value for the Common Share of any dissenting shareholder. If the Corporation fails to apply to the Court in such circumstances, a dissenting shareholder may apply to the Court for the same purpose within a further period of 20 days.

Upon any application to the Court in the foregoing circumstances, the Corporation will notify each affected dissenting shareholder of the date, place and consequences of the application and of such dissenting shareholder's right to appear and be heard in person or by legal counsel. All dissenting shareholders whose Common Shares have not been purchased by the Corporation will be joined as parties to the application and will be bound by the decision of the Court. The Court may determine whether any other person is a dissenting shareholder who should be joined as a party to the proceedings and the Court will fix a fair value for the shares of all of the dissenting shareholders. The final order of the Court will be rendered against the Corporation in favour of each dissenting shareholder and for the amount of the Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the Continuance Resolution becomes effective until the date of payment by the Corporation.

The foregoing is a summary only of the rights of dissenting shareholders and is qualified in its entirety by the provisions of Sections 213 to 222 of the Barbados Act as set out in Appendix L to this Management Proxy Circular. The provisions of Sections 213 to 222 of the Barbados Act are technical and complex. Any shareholder desiring to exercise a right to dissent should seek legal advice since failure to comply strictly with the provisions of the Barbados Act may prejudice that right.

The terms "Demand for Payment" and "Offer to Pay" defined in the foregoing section "Dissent Rights – Continuance Resolution" and their respective meanings will only apply for purposes of the said foregoing section.

SPECIAL BUSINESS – MERGER

Conditional on the Continuance Resolution being approved, at the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass with or without variation, a resolution as set forth in Appendix D to this Management Proxy Circular (the "**Merger Resolution**"), approving the consolidation of the Corporation and RHI (resulting in "BrazMin Corp." ("**MergeCo**")) under the BVI Act (the "**Merger**") in accordance with the terms of a pre-merger agreement to be entered into between the Corporation and RHI (the "**Pre-Merger Agreement**").

Background

The management of the Corporation has been reviewing the options available to the Corporation, including the sale of the Corporation to a third party, in light of the lack of further funding available to the Corporation (see "Reasons for Debt Conversion" under "Special Business – Debt Conversion" above). In July 2004, the management of the Corporation was introduced to RHI to discuss the possibility of entering into a reverse take-over transaction. From August 2004 through February 2005, the Corporation and RHI conducted negotiations and due diligence in connection with the proposed consolidation.

Following its initial negotiations with RHI, the Board of Directors approved in principle the proposed consolidation and entered into a binding letter of intent (the "**RHI Letter of Intent**") dated December 13, 2004, as amended, pursuant to which the Corporation agreed to acquire RHI conditional upon, among other things, receipt of all necessary regulatory and shareholder approvals, the conversion of all outstanding convertible debentures of the Corporation into Common Shares, the completion of the Debt Conversion, the completion of the Private Placement, and the disposition of all of the Corporation's interests in Alaska.

In connection with the proposed transaction, a non-binding letter of intent (the "**Sea Shell Letter of Intent**") dated December 13, 2004, as amended, was entered into among Sea Shell, Frank J. Crothers and Eagle Securities & Investments Limited ("**Eagle**"), pursuant to which, among other things, Sea Shell agreed to sell to Eagle a portion of its Common Shares in the Corporation, such that after the Debt Conversion, Eagle would own 50% of the issued and outstanding Common Shares.

On December 14, 2004, the trading of the Common Shares listed on the TSX-V was halted pending completion of the Merger or the Merger Resolution not being approved by the shareholders of the Corporation and RHI. A press release was issued by the Corporation on December 20, 2004 announcing the entering into of the RHI Letter of Intent and the Sea Shell Letter of Intent.

On December 31, 2004, the Corporation issued 3,017,068 Common Shares at an issue price of Cdn$0.25 per share, pursuant to the conversion by holders of four convertible debentures. The convertible debentures were issued by the Corporation on December 31, 2002. At the time of conversion, the total principal and interest owing pursuant to the convertible debentures was Cdn$754,267.

On or about March 4, 2005, the Board of Directors and the board of directors of RHI are expected to approve the entering into of the Pre-Merger Agreement. See "Special Business – Merger – Pre-Merger Agreement". A press release will be issued announcing the proposed Merger upon the execution of the Pre-Merger Agreement .

Also, on or about March 4, 2005, the Sea Shell Letter of Intent is expected to be replaced by a formal purchase agreement (the "**Sea Shell Purchase Agreement**"). See "Special Business – Merger – Sea Shell Purchase Agreement").

Reasons for the Merger

Management of the Corporation believes that the Merger is fair to the shareholders of the Corporation for the following reasons:

(a) The Corporation currently has no assets (other than rights to the Donlin Creek North mining claims in Alaska), no source of funding and no prospects.

(b) The Merger is currently the best alternative among the opportunities for the Corporation to achieve value for its shareholders and continue operations.

(c) It is unlikely that the Corporation will be able to obtain any type of additional financing to carry out the existing business of the Corporation.

(d) The Board of Directors believes that the exchange of the Common Shares for common shares of MergeCo ("**MergeCo Common Shares**") at the VRC Ratio (as defined below) represents fair value for the Common Shares and that the Merger is fair to shareholders of the Corporation from a financial point of view.

(e) The MergeCo Common Shares will be listed for trading on the TSX or the TSX-V.

(f) Management wants to take advantage of the current favourable state of the equity markets with respect to junior mineral exploration and development companies.

(g) It is believed that the Merger will provide an opportunity for the revival of the business of the Corporation in the mineral exploration industry and provide access to additional funding and potential liquidity to shareholders.

Principal Consequences of Merger

The principal consequences of the Merger may be summarized as follows:

(a) The Corporation and RHI will complete a consolidation under the BVI Act and the name of the consolidated company will be "BrazMin Corp.".

(b) The registered office of MergeCo will be situated at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(c) MergeCo will have no authorized capital but will be authorized to issue 100,000,000,000 common shares of no par value.

(d) No fractional MergeCo Common Shares or warrants or options to purchase fractional MergeCo Common Shares will be issued. Persons otherwise entitled to receive fractional MergeCo Common Shares or warrants or options to purchase fractional MergeCo Common Shares will instead receive MergeCo Common Shares or warrants or options to purchase MergeCo Common Shares rounded down to the nearest whole number; provided that each holder of Common Shares and common shares of RHI ("**RHI Common Shares**") will be entitled to receive at least one MergeCo Common Share.

(e) The form of Articles of Consolidation and the memorandum and articles of association of MergeCo will, subject to any necessary changes, contain substantially the same provisions as the memorandum and articles of association of Ventures Resource Holdings Limited and are attached as Appendix I to this Management Proxy Circular.

(f) The auditors of MergeCo will be Zeifman (currently the auditors of the Corporation and RHI) and the transfer agent and registrar for the MergeCo Common Shares will be Computershare Trust Company of Canada (currently the transfer agent and registrar of the Common Shares).

(g) The Board of Directors of MergeCo will consist of not less than three and not more than fifteen directors, with the number of directors of MergeCo being set at five initially. The first directors of MergeCo will be Luis Mauricio F. de Azevedo, Sandra S. Cowan, Gregory S. Kinross, Donald W. T. Lewis and Warren Newfield. Sandra S. Cowan will initially serve as non-management Chair of the Board of Directors. Senior management of MergeCo will include: Anthony H. Ransom as Chief Executive Officer, Nelson F.M. Pfaltzgraff as Chief Financial Officer, Luis Mauricio F. de Azevedo as Chief Operating Officer and Secretary and Paulo Ilidio de Brito as Vice President Exploration. See "Management of MergeCo" in "Appendix J – MergeCo Information Brochure" attached to this Management Proxy Circular.

(h) The property and assets of each of the Corporation and RHI will become the property and assets of MergeCo and MergeCo will be liable for all of the liabilities and obligations of each of the Corporation and RHI.

(i) The Merger will be accounted for as a reverse take-over transaction of the Corporation by RHI.

If the conditions to the Merger are satisfied, it is proposed that the Plan of Consolidation and Articles of Consolidation will be executed by the Corporation and RHI, and the Articles of Consolidation will be filed, on or about April 5, 2005 in substantially the form set forth in Appendices H and I, respectively.

Pre-Merger Agreement

Overview

The Pre-Merger Agreement will contain certain customary representations and warranties of each of the Corporation and RHI relating to, among other things, their respective organization, capitalization, options to acquire securities, ownership of subsidiaries, financial statements, litigation, compliance with necessary regulatory or governmental authorities and other matters, including their authority to enter into the Pre-Merger Agreement and to consummate the Merger.

Under the Pre-Merger Agreement, each of the Corporation and RHI will covenant, among other things, that until the Merger is completed, it will (and will cause each of its subsidiaries to) carry on business in the ordinary course, to refrain from entering into any transaction or incurring any obligation, indebtedness or liability out of the ordinary course, and from making changes to its capital structure or from distributing any dividends, other than as contemplated by the Pre-Merger Agreement.

Conditions

The Pre-Merger Agreement will provide that the respective obligations of the Corporation and RHI to complete the Merger are subject to a number of conditions.

The material conditions in favour of RHI will include: (i) the Merger will have been approved by the holders of Common Shares entitled to vote thereon; (ii) the TSX or the TSX-V will have conditionally approved the listing of the MergeCo Common Shares effective as of the Effective Date, subject only to the ordinary requirements of such exchange; (iii) all of the consents and approvals required for the completion of the Merger, including the consent of the TSX, will have been obtained; (iv) the completion of the Debt Conversion; (v) the completion of the Private Placement; (vi) the completion of the Continuance; (vii) the termination of all options to purchase Common Shares; (viii) the dissolution of Ventures Resource Alaska Corporation ("**VRAC**"), including the termination of all agreements to which the Corporation and VRAC are a party to or otherwise bound will have been completed; (ix) holders of Common Shares representing in excess of 7.5% of the number of Common Shares issued and outstanding prior to the Meeting will not have exercised any applicable rights of dissent with respect to the Continuance and the Merger; (x) the Corporation will have no material assets other than cash and no liabilities other than liabilities approved by RHI at the time of the Merger; and (x) there will not have been any material adverse change in the business, operations, properties, assets or conditions, financial or otherwise, of the Corporation.

The material conditions in favour of VRC will include: (i) the Merger will have been approved by the holders of RHI Common Shares and holders of Common Shares entitled to vote thereon; (ii) the TSX or the TSX-V will have conditionally approved the listing of the MergeCo Common Shares effective as of the Effective Date, subject only to the ordinary requirements of such exchange; (iii) all of the consents and approvals required for the completion of the Merger, including the consent of the TSX, will have been obtained; (iv) the completion of the Private Placement; and (v) there will not have been any material adverse change in the business, operations, properties, assets or conditions, financial or otherwise, of RHI.

Calculation of Exchange Ratios

Subject to adjustment as described below, upon the Merger:

(a) all outstanding Common Shares (including the Common Shares issued in connection with the Debt Conversion) will be converted into MergeCo Common Shares on the basis that each Common Share will be converted into 0.020 of a MergeCo Common Share or MergeCo will issue one MergeCo Common Share for every 50 Common Shares (the "**VRC Ratio**");

(b) all outstanding RHI Common Shares (including the Private Placement Shares) will be converted into MergeCo Common Shares on the basis that each RHI Common Share will be converted into one MergeCo Common Share (the "**RHI Ratio**");

(c) each Warrant (as defined in the Resource Holdings & Investments Inc. Information Brochure under the heading "Private Placement") issued in connection with the Private Placement will be converted into one purchase warrant of MergeCo entitling the holder thereof to purchase one MergeCo Common Share at an exercise price of $1.35 expiring on the same date as the Warrants; and

(d) each Compensation Warrant (as defined in the Resource Holdings & Investments Inc. Information Brochure under the heading "Private Placement") issued in connection with the Private Placement will be converted into one compensation warrant of MergeCo, which will expire on the same date as the Compensation Warrants and will be exercisable at a price of $1.25 and will entitle the holder thereof to acquire, upon exercise, one MergeCo Common Share and one-half (1/2) of one warrant of MergeCo having the same attributes as the Warrants described in (c) above.

No fractional MergeCo Common Shares or warrants to purchase fractional MergeCo Common Shares will be issued on the Merger. Persons otherwise entitled to receive fractional MergeCo Common Shares or warrants to purchase fractional MergeCo Common Shares will instead receive MergeCo Common Shares or warrants to purchase MergeCo Common Shares rounded down to the nearest whole number; provided that each holder of Common Shares and RHI Common Shares will be entitled to receive at least one MergeCo Common Share.

Pending the completion of the Private Placement, it is not possible to precisely calculate the relative portions of MergeCo, which will be received by shareholders of the Corporation and RHI. However, taking into account the completion of the Debt Conversion and assuming that a total of Cdn$7,000,000 in gross proceeds is raised from the Private Placement (assuming the exercise of the over-allotment option granted to placement agents), representing an issuance of 5,600,000 Private Placement Shares, shareholders of the Corporation would receive 882,150 MergeCo Common Shares, representing approximately 4.85% of the outstanding MergeCo Common Shares and shareholders of RHI (other than holders of Private Placement Shares) would receive 11,720,000 MergeCo Common Shares, representing approximately 64.38% of the outstanding MergeCo Common Shares. The balance of the MergeCo Common Shares will be held by the new investors under the Private Placement, representing approximately 30.77% of the outstanding MergeCo Common Shares.

Transaction Mechanics

The Pre-Merger Agreement will provide that if the Merger is approved at the Meeting, as soon as reasonably practicable thereafter and subject to the fulfillment or the waiver of each of the conditions to closing set out in the Pre-Merger Agreement, the Corporation and RHI will:

(a) execute and deliver the Plan of Consolidation and jointly file or cause to be filed the Articles of Consolidation to give effect to the Merger (the "**Effective Date**"); and

(b) close the Merger on or about April 5, 2005.

Pursuant to the terms of the Pre-Merger Agreement, on the Effective Date, by filing the Articles of Consolidation, the Corporation and RHI will consolidate to form MergeCo on the basis described under "Principal Consequences of the Merger" and "Calculation of Exchange Ratios".

Non-Solicitation

Pursuant to the Pre-Merger Agreement, each of the Corporation and RHI will agree that it shall not, directly or indirectly, solicit, initiate, assist or encourage enquiries, submissions or proposals or offers from any other person, entity or group relating to, or facilitate or encourage any effort or attempt involving:

(a) the acquisition or disposition of all or any substantial part of the issued and outstanding shares of RHI (other than as contemplated therein) or Common Shares;

(b) the direct or indirect acquisition of any material part of the assets of RHI or the Corporation, as applicable (excluding the rights held by the Corporation in the Donlin Creek North mining claims in Alaska); and

(c) an amalgamation, recapitalization, liquidation or winding-up of, or other business combination or similar transaction involving RHI or the Corporation (other than VRAC), as applicable,

(each, an "**Extraordinary Business Combination**").

Each of the parties will further agree that it will not participate in any discussions or negotiations regarding, or (except as required by law) furnish to any other person, entity or group, any information with respect to, or otherwise co-operate in any way with, or assist, participate in, facilitate or encourage any effort or attempt to enter into any commitment or agreement respecting, any Extraordinary Business Combination.

Termination

The Pre-Merger Agreement will provide that the Merger shall be closed on or about April 5, 2005. In the event that the Merger does not close on or before April 15, 2005, RHI or the Corporation will have the right to terminate the Pre-Merger Agreement upon written notice to the other party, in which event the parties will be released from all of the respective obligations thereunder.

Expense Sharing Agreement

It is intended that RHI will enter into an expense sharing agreement with Sea Shell and the Corporation on or about March 4, 2005, under which it will agree to be responsible for all costs and expenses, including legal, auditing and professional services, incurred by the Corporation after December 31, 2004 other than those for which Sea Shell is responsible pursuant to such agreement.

Support Agreement

It is intended that Sea Shell will enter into a support agreement with RHI on or about March 4, 2005 under which it will agree to support, and vote for, the Private Placement, the Continuance, the Merger and the Share Option Plan (as defined under the heading "Special Business – Share Option Plan" below).

Sea Shell Purchase Agreement

Under the Sea Shell Purchase Agreement, Sea Shell will agree to:

(a) sell to Eagle all of its then current shareholdings in the Corporation (9,099,937 Common Shares) for a purchase price of Cdn$1.00; and

(b) convert all other debt owing by the Corporation to Sea Shell into Common Shares at the minimum conversion price acceptable to the TSX-V and sell that number of Common Shares to Eagle as would, when combined with the Common Shares sold to Eagle under paragraph (a) above, represent 50% of the issued and outstanding Common Shares, after giving effect to the Debt Conversion, for a purchase price of Cdn$1.00.

The completion of the sale of Common Shares by Sea Shell to Eagle will be subject to a number of conditions, including receipt of any necessary regulatory and shareholder approval, and that the Corporation have no liabilities, other than certain debt obligations.

The Sea Shell Purchase Agreement will also provide that in the event that at the time of closing of the Merger the Corporation shall have cash on hand from the proceeds of any loans advanced by Sea Shell to the Corporation after giving effect to the payment of all liabilities, Eagle will transfer to Sea Shell, for an aggregate purchase price of Cdn$1.00, such number of Common Shares or MergeCo Common Shares, as applicable, as will be equal to the result obtained by dividing such amount of cash by the subscription price per common share issued pursuant to the Private Placement.

Information Concerning RHI and MergeCo

RHI

For additional information concerning RHI, including its corporate structure, business, management and its financial statements for the period from incorporation (July 8, 2004) to November 30, 2004, see "Appendix J – Resource Holdings & Investments Inc. Information Brochure" attached to this Management Proxy Circular.

MergeCo

For additional information concerning MergeCo, including its corporate structure, business, management and its *pro-forma* financial statements dated as of November 30, 2004, see "Appendix K – MergeCo Information Brochure" attached to this Management Proxy Circular.

Other Considerations

Canadian Federal Income Tax Considerations for Holders of Common Shares

In the opinion of Goodman and Carr LLP, the following is a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "**Tax Act**") generally applicable in respect of the Continuance and the Merger to a holder of Common Shares who, for purposes of the Tax Act and at all relevant times, is a resident of Canada, holds the Common Shares and MergeCo Common Shares as capital property, deals at arm's length with each of the Corporation and MergeCo, is not affiliated with either the Corporation or MergeCo and to whom neither the Corporation nor MergeCo is a foreign affiliate.

This summary is not applicable to a holder which is a "financial institution" as defined in section 142.2 of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the Regulations thereunder, all proposed amendments to the Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") publicly available prior to the date of this Management Proxy Circular. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or administrative policies or assessing practices of the CRA, nor does it take into account the tax law of any province, territory or foreign jurisdiction. There can be no assurance that the Proposed Amendments will be enacted in the form currently proposed or at all.

This summary is based on the assumption that each of the Corporation and RHI are not and will not be at the time of the Merger, a resident of Canada for the purposes of the Tax Act and that MergeCo will not be a resident of Canada for the purposes of the Tax Act.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder. Holders of Common Shares should consult their own tax advisers to determine the tax consequences to them of the Merger.

The Continuance

The Continuance of the Corporation from Barbados to the British Virgin Islands generally will not have any tax consequences to the Corporation or to a holder of Common Shares (other than a holder who exercises the dissent rights described under the heading "Special Business – Continuance – Rights of Dissent").

The Merger

Assuming the CRA applies the same administrative position with regard to dissent rights in the context of the Merger as it does in the context of a Canadian amalgamation, a holder of Common Shares who does not otherwise elect in the holder's tax return for the taxation year in which the Merger occurs and who disposes of Common Shares on the Merger in exchange for MergeCo Common Shares will generally be deemed to have disposed of the Common Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the Merger, thereby realizing neither a capital gain nor a capital loss by virtue of such disposition. Such a holder of Common Shares who receives MergeCo Common Shares on the Merger will generally be deemed to have acquired such MergeCo Common Shares at a cost equal to the adjusted cost base to the holder immediately before the Merger of such Common Shares, subject to the averaging rules contained in the Tax Act.

Dissenting Shareholders

Dissenting shareholders are advised to consult with their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of the dissent rights described under the headings "Special Business – Merger – Rights of Dissent" and "Special Business – Continuance – Rights of Dissent". A shareholder who dissents from the Continuance or the Merger, and thereby becomes entitled to a cash payment should generally be considered to have realized a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition of the Common Shares (which will be equal to the amount of the cash payment less any portion that is in respect of interest) exceed (or are exceeded by) the aggregate of the adjusted cost base of the Common Shares and any reasonable costs of disposition. Any amount in respect of interest received by a dissenting shareholder will be included in such dissenting shareholder's income in accordance with the provisions of the Tax Act.

The date of disposition of shares disposed of by reason of a shareholder exercising such shareholder's dissent rights to the Merger is unclear and dissenting shareholders should consult their tax advisers in this regard.

Capital Gains and Capital Losses

Generally, only one-half of any capital gain (a "**taxable capital gain**") is required to be included in the holder's income in the taxation year of disposition, and one-half of any capital loss (an "**allowable capital loss**") may be deducted against taxable capital gains realized in the taxation year of disposition. Allowable capital losses that cannot be deducted from taxable capital gains in the year of disposition can generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and in the circumstances set out in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act. A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

Dividends on MergeCo Common Shares

Dividends received or deemed to have been received by a holder of MergeCo Common Shares will be included in computing the shareholder's income. In the case of an individual shareholder, such dividends will not be eligible for the gross-up and dividend tax credit treatment normally applicable to dividends received from taxable Canadian corporations and in the case of a corporate holder such dividends will not be deductible in computing taxable income. A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends.

Disposition of MergeCo Common Shares

On the disposition or deemed disposition of MergeCo Common Shares, a holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition exceed (or are less than) the holder's adjusted cost base of the MergeCo Common Shares.

Qualified Investments

Provided that the MergeCo Common Shares are listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX and Tier I and Tier 2 of the TSX-V), the MergeCo Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement saving plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively, "**deferred income plans**").

Foreign Property

The MergeCo Common Shares will be foreign property under the Tax Act.

Foreign Property Information Reporting

A holder of MergeCo Common Shares that is a specified Canadian entity for a taxation year or a fiscal period and whose total cost amount of specified foreign property, including MergeCo Common Shares at any time in a taxation year or fiscal period exceeds Cdn$100,000 will be required to file an information return for the year or period disclosing prescribed information. With some exceptions, a taxpayer resident in Canada in the year will generally be a specified Canadian entity. Holders of MergeCo Common Shares should consult their own advisors regarding the reporting obligations under these rules.

Foreign Investment Entity Draft Legislation

On October 30, 2003, the Minister of Finance released revised draft legislation (the "**proposed rules**") relating to the income tax treatment of investments by Canadian residents in foreign investment entities ("**FIEs**"). In general terms, the draft legislation applies to a participating interest in a FIE, other than an exempt interest. The MergeCo Common Shares will generally not be an exempt interest.

If MergeCo were an FIE and the MergeCo Common Shares are not an exempt interest, the Canadian resident would be required to take into account in computing income, on an annual basis, an amount based on a prescribed rate of return on the "designated cost" of the MergeCo Common Shares held by the Canadian resident. Alternatively, if the Canadian resident qualifies and so elects and the relevant information or documentation is made available to the CRA, the Canadian resident will be required to take into account in computing income either (i) any increase (or decrease) in the value of the MergeCo Common Shares during each taxation year (subject to a special rule providing for deemed capital gains treatment) or (ii) the Canadian resident's relevant share of the underlying income of the MergeCo Common Shares, calculated in accordance with Canadian tax rules (whether or not cash distributions were received by the Canadian resident).

The proposed rules generally apply for taxation years beginning after 2002.

No determination has been made as to whether or not MergeCo will be an FIE and Canadian residents are urged to consult their own tax advisors in this regard and as to the effect of these rules on a holder of MergeCo Common Shares.

Resale of MergeCo Common Shares

The issuance of MergeCo Common Shares pursuant to the Merger to holders of shares of the Corporation resident in Ontario, British Columbia and Alberta is exempt from the prospectus and registration requirements of the securities laws of those provinces.

If the Merger is completed, holders of Common Shares of the Corporation and shares of RHI resident in Ontario, British Columbia and Alberta will receive MergeCo Common Shares pursuant to the Merger which may be resold free of prospectus requirements and statutory hold periods of the securities laws of those provinces, (subject to compliance with the provisions thereof governing resales of securities received pursuant to a statutory amalgamation). Any person, company or a merger of persons or companies holding a sufficient number of MergeCo Common Shares to affect materially the control of MergeCo will nevertheless be restricted in reselling MergeCo Common Shares received pursuant to the Merger. Shareholders of the Corporation resident outside of these provinces should consult with their own adviser with respect to any resale of MergeCo Common Shares received pursuant to the Merger.

Notwithstanding the foregoing, certain MergeCo shareholders will be subject to the terms of an escrow agreement or a selling protocol agreement. See "Escrowed Securities" in "Appendix K - MergeCo Information Brochure" attached to this Management Proxy Circular.

Procedure for Exchange of Share Certificates by Shareholders

The details of the procedures for the deposit of share certificates representing Common Shares, and the delivery by Computershare Trust Company of Canada (the "**Exchange Agent**") of new share certificates representing MergeCo Common Shares are set out in the Letter of Transmittal accompanying this Management Proxy Circular. Shareholders who have not received a Letter of Transmittal should contact the Exchange Agent.

Upon receipt by the Exchange Agent of shareholders' properly completed Letters of Transmittal, together with their share certificates, the Exchange Agent will forward to the shareholders, on or as soon as practicable after the Effective Date, share certificates representing the MergeCo Common Shares to which they are entitled. Once shareholders surrender their share certificates, they will not be entitled to sell the securities to which those certificates relate.

No certificates representing fractional MergeCo Common Shares will be issued. Persons otherwise entitled to receive fractional MergeCo Common Shares will instead receive MergeCo Common Shares rounded down to the nearest whole number provided that each holder of Common Shares will be entitled to receive at least one MergeCo Common Share.

Shareholders who forward properly completed Letters of Transmittal, together with their share certificates, prior to the Effective Date will be forwarded the share certificates to which they are entitled as soon as practicable after the Effective Date. The Exchange Agent will forward to shareholders who after the Effective Date deposit their properly completed Letters of Transmittal, together with their share certificates, the share certificates to which they are entitled as soon as practicable following receipt thereof by the Exchange Agent.

If the Merger is not completed, all transmitted share certificates will be returned forthwith to the shareholders entitled thereto, without charge. It is recommended that shareholders complete and return their Letters of Transmittal to the Exchange Agent as soon as possible before the Meeting but in any event prior to the Effective Date. All share certificates deposited with the Exchange Agent may be withdrawn at any time prior to the Effective Date.

Any use of the mail to transmit a share certificate representing Common Shares, and a related Letter of Transmittal is at the risk of the shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Where a share certificate representing Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately contact the Exchange Agent regarding the issuance of a replacement certificate upon the holder satisfying such requirements as may be imposed by the Corporation in connection with the issuance of a replacement certificate.

Required Approval

The Merger is subject to the approval of the TSX and approval of the shareholders of the Corporation.

In order to become effective, the Merger Resolution must be approved by at least a majority of the votes cast by shareholders of the Corporation at the Meeting. **The Board of Directors recommends that shareholders of the Corporation vote in favour of the Merger Resolution.**

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE MERGER RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION. In the event the Merger Resolution does not receive the requisite shareholder approval, the Corporation will not proceed with the Merger. It should be further noted that if holders of Common Shares representing in excess of 7.5% of the number of Common Shares issued and outstanding prior to the Meeting will have exercised any applicable rights of dissent with respect to the Merger, RHI will have the right to terminate the Merger. If the Merger is not completed, the Corporation will have no assets, no source of funding and no business prospects and may be delisted from the TSX-V.

Rights of Dissent

Pursuant to the provisions of the BVI Act, a registered holder of Common Shares who complies with the dissent procedure under Section 83 of the BVI Act is entitled to be paid by the Corporation the "fair value" of the Common Shares held by the shareholder in respect of which the shareholder dissents with respect to the Merger provided that the Merger is completed. A holder of Common Shares is not entitled to dissent with respect to these matters if such shareholder votes any of the Common Shares in favour of the Merger Resolution. The exercise or execution of a proxy does not constitute a written objection for purposes of Section 83 of the BVI Act.

Dissenting shareholders may only claim under Section 83 of the BVI Act with respect to all the shares held by him or her. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner of said shares is entitled to dissent.

A registered shareholder who wishes to invoke the provisions of Section 83 of the BVI Act must send to the Corporation a written objection to the Merger Resolution authorizing the Merger (the "**Notice of Dissent**") before the Meeting or at the Meeting but before the Merger Resolution is voted upon. The sending of a Notice of Dissent does not deprive a registered shareholder of the right to vote on the Merger Resolution, but a vote either in person or by proxy against the Merger Resolution does not constitute a Notice of Dissent. A Notice of Dissent must include a statement that the shareholder proposes to demand payment for his or her shares if the Merger is completed. A vote in favour of the Merger Resolution or the execution of a proxy which is so voted will constitute a waiver of the right to dissent and will deprive the registered shareholder of further rights under Section 83 of the BVI Act.

Within 20 days after the passing of the Merger Resolution, the Corporation is required to notify in writing each shareholder who has filed a Notice of Dissent (each, a "**Dissenting Shareholder**") and has not voted for the Merger Resolution or withdrawn his or her objection, that the Merger Resolution has been adopted. A Dissenting Shareholder will, within 20 days after he or she receives notice of adoption of the Merger Resolution, send to the Corporation a written notice (the "**Demand for Payment**") of his or her election to dissent containing his or her name and address, the number of Common Shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he or she has dissented other than the right to be paid the fair value of such shares as determined under Section 83 of the BVI Act.

Within seven days immediately following the date of the expiration of the period within which shareholders may give a Demand for Payment, or within seven days immediately following the date on which the Merger is completed whichever is later, MergeCo must make a written offer to each Dissenting Shareholder to purchase his shares at a specified price that MergeCo determines to be their fair value (the "**Offer to Pay**"). If within thirty days following the making of the Offer to Pay, MergeCo and the Dissenting Shareholder agree on a price to be paid for the shares, MergeCo will pay the amount in money to the Dissenting Shareholder upon surrender of the certificates representing the Dissenting Shareholder's shares.

If MergeCo and the Dissenting Shareholder fail, within the 30 day period referred to above, to agree on the price to be paid for the shares owned by the Dissenting Shareholder, within 20 days immediately following the date upon which the period of 30 days expires: (a) MergeCo and the Dissenting Shareholder will each designate one appraiser; (b) the two designated appraisers will together designate a third appraiser; (c) the three appraisers will fix the fair value of the shares owned by the Dissenting Shareholder as of the close of business on the day prior to the date on which the vote of shareholders authorizing the action was taken, excluding any appreciation or depreciation directly or indirectly induced by the Merger and that value is binding on MergeCo and the Dissenting Shareholder for all purposes; and (d) MergeCo will pay to the Dissenting Shareholder the amount in cash upon surrender of the share certificates representing his shares.

The foregoing is a summary only of the rights of Dissenting Shareholders and is qualified in its entirety by the provisions of Section 83 of the BVI Act as set out in Appendix M to this Management Proxy Circular. The provisions of Section 83 of the BVI Act are technical and complex. Any shareholder desiring to exercise a right of dissent should seek legal advice since failure to comply strictly with the provisions of the BVI Act may prejudice that right.

The terms "Demand for Payment" and "Offer to Pay" defined in the foregoing section "Dissent Rights – Merger Resolution" and their respective meanings will only apply for purposes of the said foregoing section.

SPECIAL BUSINESS – SHARE OPTION PLAN

Conditional on the Merger being approved at the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass with or without variation, a resolution as set forth in Appendix E to this Management Proxy Circular (the "**Share Option Plan Resolution**"), adopting the proposed share option plan of MergeCo (the "**Share Option Plan**").

Overview of Share Option Plan

The purpose of the Share Option Plan is to develop and increase the interest of certain Eligible Participants (as defined below) in the growth and development of MergeCo by providing them with the opportunity to acquire a proprietary interest in MergeCo through the grant of options to purchase MergeCo Common Shares.

Options shall be granted to Eligible Participants or to any registered savings plan established for the sole benefit of an Eligible Participant or any company which, during the currency of an option, is wholly-owned by an Eligible Participant. The term "**Eligible Participant**" includes directors, senior officers and employees of MergeCo or an Affiliated Entity (as defined below), any person engaged to provide services under a written contract for an initial, renewable or extended period of twelve months or more (a "**Consultant**"), other than services provided in relation to a distribution of securities, who spends or will spend a significant amount of time on the business and affairs of MergeCo and who is knowledgeable about the business and affairs of MergeCo, and any person or company engaged to provide services that include investor relations activities in relating to MergeCo (an "**Investor Relations Consultant**"). An "**Affiliated Entity**" means a person or company that is controlled by MergeCo.

The Share Option Plan will be administered by the board of directors of MergeCo or, in the board of directors' discretion, by a committee appointed by the board of directors for that purpose.

Subject to the provisions of the Share Option Plan, the aggregate number of MergeCo Common Shares which may be issued under the Share Option Plan shall not exceed 10% of the aggregate number of MergeCo Common Shares issued and outstanding (calculated on a non-diluted basis) from time to time.

The purchase price (the "**Price**") per MergeCo Common Share subject to each option shall be determined by the board of directors or committee, as applicable. The Price shall not be lower than the closing market price on the TSX, or another stock exchange where the majority of the trading volume and value of the MergeCo Common Shares occurs, on the trading day immediately preceding the date of the grant, or if not so traded, the average between the closing bid and asked prices thereof as reported for the trading day immediately preceding the date of the grant; provided that if the MergeCo Common Shares are suspended from trading or have not traded on the TSX or another stock exchange for an extended period of time, the "market price" will be the fair market value of the shares at the time of grant, as determined by the board of directors or committee. The board of directors or committee may determine that the Price may escalate at a specified rate dependent upon the date on which an option may be exercised by the Eligible Participant.

Options shall not be granted for a term exceeding eight years (the "**Option Period**"). Options may be exercised by an Eligible Participant in whole at any time, or in part from time to time, during the Option Period, subject to the provisions of the Share Option Plan. Options granted under the Share Option Plan may not be assigned or otherwise transferred by a participant other than pursuant to a will or by the laws of descent and distribution. Options granted under the Share Option Plan may vest at the discretion of the board of directors of MergeCo or committee, as applicable.

The directors of MergeCo or committee, as applicable, may from time to time amend or terminate the Share Option Plan subject to pre-clearance with the TSX and compliance with the rules of the TSX and any other regulatory authority having jurisdiction over the securities of MergeCo.

In the event of the death of a participant prior to an option's expiry date, the option may be exercised by the legal representatives of such participant at any time up to and including the date which is the first anniversary of the date of death of such participant or the expiry date of such option, whichever is the earlier, after which the option shall in all respects cease and terminate. In the event (a) a participant resigns as an employee or senior officer of MergeCo or an Affiliated Entity, (b) a participant resigns or is removed as a member of the board of directors of MergeCo or an Affiliated Entity other than due to death, (c) a participant is discharged as an employee or senior officer of MergeCo or an Affiliated Entity by reason of a wilful and substantial breach of such participant's employment duties, or (d) of the termination of the agreement or engagement between MergeCo and a Consultant or Investor Relations Consultant by either party thereto, all options granted to such participant under the Share Option Plan which are then outstanding (whether vested or unvested) shall cease and terminate in accordance with the provisions of the Share Option Plan. In the event of a termination of employment or engagement of a participant (including the expiry of an agreement or engagement between MergeCo and a Consultant or Investor Relations Consultant) other than in the event of death or in the circumstances referred to in (a), (b), (c) or (d) set out above, such participant may exercise each option then held by such participant under the Share Option Plan at any time up to and including the 90th day (or such later date as the board of directors or committee in its sole discretion may determine) following the effective date upon which the participant ceases to be an Eligible Participant or the expiry date of such option, whichever is earlier, after which the option shall in all respects cease and terminate.

Required Approval

The Share Option Plan is subject to the approval of the TSX, and approval of the shareholders of the Corporation.

In order to become effective, the Share Option Plan Resolution must be approved by at least a majority of the votes cast by shareholders of the Corporation at the Meeting.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE SHARE OPTION PLAN RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THE RESOLUTION. In the event the Share Option Plan Resolution does not receive the requisite shareholder approval, MergeCo will not proceed with the adoption of the Share Option Plan.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth information concerning the compensation of the President and Chief Executive Officer (collectively, the "**Named Executive Officer**") for the Corporation's fiscal periods ended December 31, 2004, 2003 and 2002.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					Awards		Payouts	
NEO Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/ SARs (1) Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP (2) Payouts ($)**	**All Other Compensation ($)**
C.G. (Riz) Bigelow, President and Chief Executive Officer	2004	42,000	Nil	Nil	--	--	--	--
	2003	42,000	Nil	Nil	--	--	--	--
	2002	42,000	Nil	Nil	--	--	--	--
Tom Hoey, (3) Acting Chief Financial Officer	2004	Nil	Nil	Nil	--	--	--	--
	2003	Nil	Nil	Nil	--	--	--	--
	2002	Nil	Nil	Nil	--	--	--	--

Notes:

(1) Stock appreciation rights.

(2) Long term incentive plans.

(3) Mr. Hoey is a consultant to Watts, Griffis and McOuat Limited, which provided accounting and daily administrative services to the Corporation. The Corporation paid Watts, Griffis and McOuat Limited a monthly fee of Cdn$2,000 for such services.

Options to Purchase Securities

No options to purchase securities of the Corporation were granted to the Named Executive Officer during the fiscal year ended December 31, 2004. No options were exercised by the Named Executive Officer during the fiscal year ended December 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

No Named Executive Officer has an employment contract with the Corporation or any of its subsidiaries. The Corporation has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than Cdn$100,000 from the Corporation or its subsidiaries, including periodic payments or instalments, in the event of (i) the resignation, retirement or any other termination of the Named Executive Officer's employment with the Corporation and its subsidiaries, (ii) a change of control of the Corporation or its subsidiaries and (iii) a change in the Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

The directors do not receive any compensation from the Corporation in their capacity as such.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of February 28, 2005, the Corporation does not have any outstanding options, warrants and rights exercisable into Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers, or their respective associates or affiliates, are or have been indebted to the Corporation or its subsidiaries since the beginning of the last completed financial year of the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the insiders of the Corporation or the associates or affiliates of the insiders has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as described elsewhere in this Management Proxy Circular or below:

(a) pursuant to the WGM Agreement (as defined under the heading "Management Contracts" below), WGM Inc. ("**WGM**") received $43,374 during the financial year ended December 31, 2004 (the majority of which was used to pay, without any additional fees of WGM, subcontractors used in providing WGM's services to VRAC) from VRAC, a wholly-owned subsidiary of the Corporation, in payment of the management services it provides to VRAC. Ross D. Lawrence, a director of the Corporation, is a director and, through a parent corporation, indirect shareholder of WGM;

(b) pursuant to the arrangements described under "Management Contracts - Accounting and Administrative Services", Watts, Griffis and McOuat Limited received a monthly fee of Cdn$2,000 in payment of the accounting and administrative services it provided to the Corporation; and

(c) Timothy N. Unwin and Dr. Trevor A. Carmichael, Q.C., directors of the Corporation, are partners of, respectively, Blake, Cassels & Graydon LLP and Chancery Chambers, each of which provides legal services to the Corporation and its affiliates on an on-going basis.

MANAGEMENT CONTRACTS

Management Services

The Corporation's subsidiary, VRAC, had an exploration and management services agreement (the "**WGM Agreement**") with WGM. Ross D. Lawrence, a director of the Corporation, is a director of WGM and, through a parent corporation, indirect shareholder of WGM. The WGM Agreement was effective April 1, 1996 and provided that WGM would serve as VRAC's manager and agent to manage programs approved to carry out mineral exploration and development of certain properties under an agreement between VRAC and Doyon, Limited dated June 7, 1996 (the "**Doyon Agreement**") and other programs as approved by VRAC. The WGM Agreement has a variable term consistent with the provisions of the Doyon Agreement. The Corporation terminated the Doyon Agreement effective December 14, 2004 and the WGM Agreement effective March 2, 2005.

Accounting and Administrative Services

Watts, Griffis and McOuat Limited provided accounting and daily administrative services to the Corporation for a monthly fee of Cdn$2,000.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of its last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Proxy Circular.

SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series. At the date hereof, the Corporation has outstanding 15,242,646 Common Shares, of which 3,017,068 Common Shares were issued within the last 12 months. On December 31, 2004, the Corporation issued 3,017,068 Common Shares at an issue price of Cdn$0.25 per share, pursuant to the conversion by holders of four convertible debentures. The convertible debentures were previously issued by the Corporation on December 31, 2002. At the time of conversion, the total principal and interest owing pursuant to the convertible debentures was Cdn$754,267.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

The following table sets forth information relating to the trading of the Common Shares listed on the TSX V for the periods indicated.

Period	High (Cdn$)	Low (Cdn$)	Volume
December 1 to 13, 2004 [(1)]	0.13	0.10	18,600
November 2004	0.16	0.10	17,200
October 2004	0.16	0.10	15,400
September 2004	0.17	0.13	31,200
August 2004	0.25	0.16	15,200
July 2004	0.25	0.18	16,100
June 2004	0.18	0.14	400
May 2004	0.25	0.18	25,000
April 2004	0.25	0.24	13,500
March 2004	0.30	0.20	27,700
February 2004	0.30	0.26	62,100
January 2004	0.30	0.18	22,800

Note:

(1) On December 14, 2004, the trading of the Common Shares listed on the TSX-V was halted and has been halted since such time, pending completion of the Merger or the Merger Resolution not being approved by the shareholders of the

Corporation and RHI. As at close of trading on December 13, 2004, the trading price of the Common Shares was Cdn$0.115.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its offices in Vancouver, British Columbia and Toronto, Ontario.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting of shareholders other than as set forth in the Notice of Meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the Internet at www.sedar.com. To request copies of the Corporation's financial statements and related Management's Discussion and Analysis, please contact the Corporation at:

Ventures Resource Corporation
Chancery House, High Street
Bridgetown, Barbados, West Indies
Tel: (246) 431-0070
Fax: (246) 431 0076
Email: info@venturesresource.com

APPROVAL AND CERTIFICATION BY THE CORPORATION

Except where otherwise indicated, information contained herein is given as of February 28, 2005.

The contents and sending of this Management Proxy Circular have been approved by the directors of the Corporation.

Where information contained in this Management Proxy Circular rests particularly within the knowledge of a person other than the Corporation, the Corporation has relied upon the information furnished by such person.

The foregoing, including the Appendices attached hereto, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. The foregoing, including the Appendices attached hereto, constitutes full, true and plain disclosure of all material facts relating to the securities of the Corporation assuming completion of the Merger.

DATED this 28th day of February, 2005.

Ventures Resource Corporation

(Signed) "*C.G. (Riz) Bigelow*"
C.G. (Riz) Bigelow
Chief Executive Officer

On Behalf of the Board of Directors of Ventures Resource Corporation

(Signed) "*Frank J. Crothers*"
Frank J. Crothers
Director

(Signed) "*Timothy N. Unwin*"
Timothy N. Unwin
Director

CERTIFICATION BY RHI

The foregoing, including the Appendices attached hereto, as it relates to RHI constitutes full, true and plain disclosure of all material facts relating to the securities of RHI.

DATED this 28th day of February, 2005.

On Behalf of the Board of Directors of Resource Holdings & Investments Inc.

(Signed) "*Luis Mauricio F. de Azevedo*"	(Signed) "*Manfred Leventhal*"
Luis Mauricio F. de Azevedo	Manfred Leventhal
Director	Director

CERTIFICATION BY HAYWOOD SECURITIES INC.

To the best of our knowledge and belief, the foregoing, including the Appendices attached hereto, constitutes full, true and plain disclosure of all material facts relating to the securities of RHI and MergeCo assuming completion of the Merger.

DATED this 28th day of February, 2005.

Haywood Securities Inc.

(Signed) "*John Willett*"	(Signed) "*Blake Corbet*"
John Willett Managing Director	Blake Corbet Managing Director

APPENDIX A

DEBT CONVERSION RESOLUTION

"BE IT RESOLVED THAT:

1. Ventures Resource Corporation (the "**Corporation**") be and is hereby authorized to issue up to 29,843,011 Common Shares at a deemed price of Cdn$0.115 per share to creditors of the Corporation to settle debts of up to US$2,787,028.85, or such other amount as permitted by the TSX Venture Exchange, as described in the management proxy circular of the Corporation dated February 28, 2005

2. Any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination."

APPENDIX B

PRIVATE PLACEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. The private placement by Resource Holdings & Investments Inc., as described in the management proxy circular of Ventures Resource Corporation (the "**Corporation**") dated February 28, 2005, is hereby approved.

2. Any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination."

APPENDIX C

CONTINUANCE RESOLUTION

"BE IT RESOLVED THAT:

1. The continuance of Ventures Resource Corporation (the "**Corporation**") under the laws of the British Virgin Islands pursuant to the *International Business Companies Act*, Cap. 291, upon the terms described in the management proxy circular of the Corporation dated February 28, 2005 (the "**Circular**"), is hereby approved.

2. The Articles of Continuation, in substantially the form attached as Appendix G to the Circular, are hereby approved.

3. The application by the Corporation to the Registrar under the *Companies Act*, Chapter 308 (Barbados) for a letter of satisfaction to permit such continuance and a certificate of discontinuance is hereby approved.

4. The directors are authorized to abandon the applications without further approval of the shareholders.

5. Any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination."

APPENDIX D

MERGER RESOLUTION

"BE IT RESOLVED THAT:

1. The consolidation of the Ventures Resource Corporation (the "**Corporation**") and Resource Holdings & Investments Inc., upon the terms and conditions described in the management proxy circular of the Corporation dated February 28, 2005 (the "**Circular**"), is hereby approved.

2. The Plan of Consolidation and Articles of Consolidation, in substantially the form attached as Appendix H and I, respectively, to the Circular, are hereby approved.

3. Any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination."

APPENDIX E

SHARE OPTION PLAN RESOLUTION

"BE IT RESOLVED THAT:

1. The Share Option Plan attached as Appendix N to the management proxy circular of Ventures Resource Corporation (the "**Corporation**") dated February 28, 2005, is hereby adopted.

2. Any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination."

APPENDIX F

NOTICE OF CHANGE OF AUDITORS AND OTHER RELATED DOCUMENTS

NOTICE OF CHANGE OF AUDITOR

TO: **PricewaterhouseCoopers**

AND TO: **Zeifman & Company, LLP**

TAKE NOTICE THAT PricewaterhouseCoopers ("PWC"), the former auditor of Ventures Resources Corporation (the "Corporation") tendered its resignation (the "Resignation") effective October 1, 2004 on its own initiative and the board of directors of the Corporation (the "Board of Directors") on January 24, 2005 has appointed Zeifman & Company LLP and Hobbs, Niles & Co, as successor auditors in PWC's place.

TAKE FURTHER NOTICE THAT:

(a) there have been no reservations contained in the auditor's reports on the annual financial statements of the Corporation for the two (2) fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(b) the Board of Directors and audit committee of the Corporation have accepted the resignation of PWC, and approved the appointment of Zeifman & Company LLP and Hobbs, Niles & Co in its place; and

(c) in the opinion of the Board of Directors, there were no reportable events (as defined in part 4 of National Instrument 51-102 *Continuous Disclosure Obligations*) in connection with each of PWC's audits of the Corporation, which occurred prior to its resignation.

DATED this 31st day of January, 2005.

BY ORDER OF THE BOARD

Frank Crothers,
Chairman

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11799804.1



PricewaterhouseCoopers
The Financial Services Centre
Bishop's Court Hill
P.O. Box 111
St. Michael
Barbados, W.I.
Telephone (246) 436-7000
Facsimile (246) 436-1275

February 24, 2005

Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs

We have read the statements made by Ventures Resource Corporation in the attached copy of Change of Auditor Notice dated January 31, 2005 which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated January 31, 2005.

Yours truly,

PricewaterhouseCoopers

Chartered Accountants

NOTICE OF CHANGE OF AUDITOR

TO: **PricewaterhouseCoopers**

AND TO: **Zeifman & Company, LLP**

TAKE NOTICE THAT PricewaterhouseCoopers ("PWC"), the former auditor of Ventures Resources Corporation (the "Corporation") tendered its resignation (the "Resignation") effective October 1, 2004 on its own initiative and the board of directors of the Corporation (the "Board of Directors") on January 24, 2005 has appointed Zeifman & Company LLP and Hobbs, Niles & Co, as successor auditors in PWC's place.

TAKE FURTHER NOTICE THAT:

(a) there have been no reservations contained in the auditor's reports on the annual financial statements of the Corporation for the two (2) fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(b) the Board of Directors and audit committee of the Corporation have accepted the resignation of PWC, and approved the appointment of Zeifman & Company LLP and Hobbs, Niles & Co in its place; and

(c) in the opinion of the Board of Directors, there were no reportable events (as defined in part 4 of National Instrument 51-102 *Continuous Disclosure Obligations*) in connection with each of PWC's audits of the Corporation, which occurred prior to its resignation.

DATED this 31st day of January, 2005.

BY ORDER OF THE BOARD

Frank Crothers,
Chairman

G:\RResource Holdings & Investments Inc\2004 General Matters 0402882\Ventures Resource Corporation\Docs\Change of Auditor\Notice of Change of Auditor v01.doc

11799804.1


ZEIFMAN
COMPANY LLP

Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs:

Re: Ventures Resource Corporation (the "Company")

As the successor auditors of the Company and pursuant to National Instrument 51-102, section 4.11, we have reviewed the Notice of Change of Auditor (the "Notice") dated January 31, 2005. Based on our knowledge of such information at this time, we have no basis to agree or disagree with the information contained in the Notice as it relates to events as at the date of the Notice.

Toronto, Ontario
February 24, 2005

Chartered Accountants

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Website: www.zeifman.ca
Email: info@zeifman.ca



APPENDIX G

FORM OF ARTICLES OF CONTINUATION

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE INTERNATIONAL BUSINESS COMPANIES ORDINANCE

ARTICLES OF CONTINUATION

OF

VENTURES RESOURCE CORPORATION

1. The name of the Company is Ventures Resource Corporation and it shall be continued as an International Business Company in the British Virgin Islands under the name Ventures Resource Holdings Limited (the "**Company**").

2. The Company was incorporated in Barbados on March 27, 1996.

3. By minutes of a meeting of the Board of Directors of the Company dated ● 2005 and a meeting of the shareholders of the Company dated ● 2005 it was resolved that the Company should continue as a British Virgin Islands International Business Company pursuant to Section 84 of the International Business Companies Ordinance of the British Virgin Islands.

4. The Registered Agent of the Company will be HWR Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

5. The Registered Office of the Company will be located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

6. The information required to be included in the Memorandum of Association under subsection (i) of section 12 of the International Business Companies Ordinance is set forth in the Memorandum of Association annexed hereto, which Memorandum of Association together with the Articles of Association annexed hereto are to be effective as the Memorandum and Articles of Association of the Company upon registration of these Articles of Continuation.

7. Upon continuation, the Company will satisfy all the requirements for an International Business Company in accordance with Section 5 of the International Business Companies Ordinance.

We, Harney Westwood & Riegels, hereby certify that these Articles of Continuation and the attached Memorandum and Articles of Association were approved by a resolution adopted by the Directors of the Company on ● 2005.

Dated the ● day of ● 2005.

____

Harney Westwood & Riegels

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)

MEMORANDUM OF ASSOCIATION
OF
VENTURES RESOURCE HOLDINGS LIMITED

NAME

1. The name of the Company is Ventures Resource Holdings Limited.

REGISTERED OFFICE

2. The Registered Office of the Company will be at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

REGISTERED AGENT

3. The Registered Agent of the Company will be HWR Services Limited of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

GENERAL OBJECTS AND POWERS

4. (1) The object of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

(2) The Company may not

(a) carry on business with persons resident in the British Virgin Islands;

(b) own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph (e) of subclause (3);

(c) carry on banking or trust business unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business;

(e) carry on the business of company management, unless it is licensed under the Company Management Act, 1990; or

(f) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

(3) For purposes of paragraph (a) of subclause (2), the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if

(a) it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands;

(b) it makes or maintains professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;

(c) it prepares or maintains books and records within the British Virgin Islands;

(d) it holds, within the British Virgin Islands, meetings of its directors or members;

(e) it holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

(f) it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Act or under the Companies Act; or

(g) shares, debt obligations or other securities in the Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act.

(4) The Company shall have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the object of the Company.

CURRENCY

5. Shares in the Company shall be issued in the currency of Canada.

AUTHORIZED CAPITAL

6. The Company shall have no authorized capital.

CLASSES, NUMBER AND PAR VALUE OF SHARES

7. The Company is authorized to issue one class and one series of shares divided into 100,000,000,000 common shares of no par value.

DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

8. All shares shall

(a) have one vote each;

(b) be subject to redemption, purchase or acquisition by the Company for less than fair value with the written consent of the holder of such shares; and

(c) have the same rights with regard to dividends and distributions upon liquidation of the Company.

VARIATION OF CLASS RIGHTS

9. If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied when at least two-thirds of the holders of the shares of each class or series entitled to vote separately on the variation as a class or series have approved the variation. The holders of a series of shares or a class are entitled to vote separately as a series only if the series is affected by a variation in a manner different from other shares of the same class. At least two-thirds of all other members holding voting shares must also approve the variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

10. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

REGISTERED SHARES

11. Shares in the Company may only be issued as registered shares and may not be exchanged for shares issued to bearer.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

12. The Company may amend any provision of its Memorandum of Association and Articles of Association by a resolution of members. The Company may also by a resolution of directors, amend Clauses 1, 2, 5 and 11 of its Memorandum of Association.

DEFINITIONS

13. The meanings of words in this Memorandum of Association are as defined in the Articles of Association.

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP 291)

ARTICLES OF ASSOCIATION OF VENTURES RESOURCE HOLDINGS LIMITED

PRELIMINARY

1. In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words — Meaning

capital — The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus

(a) the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and

(b) the amounts as are from time to time transferred from surplus to capital by a resolution of directors.

member — A person who holds shares in the Company.

person — An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.

resolution of directors —

(a) A resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present at the meeting who voted and did not abstain; or

(b) a resolution consented to in writing by all directors or of all members of the committee, as the case may be;

except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.

resolution of members —

(a) A resolution approved at a duly convened and constituted meeting of the members of the Company by the affirmative vote of

(i) a simple majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained, or

(ii) a simple majority of the votes of each class or series of shares which were present at the meeting and entitled to vote thereon as a class or series and were voted and not abstained and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or

(b) a resolution consented to in writing by

(i) all of the votes of shares entitled to vote thereon, or

(ii) an absolute majority of the votes of each class or series of shares entitled to vote thereon as a class or series and all of the votes of the remaining shares entitled to vote thereon;

securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.
surplus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company's capital.
the Act	The International Business Companies Act (Cap 291) including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.
the Memorandum	The Memorandum of Association of the Company as originally framed or as from time to time amended.
the Seal	Any Seal which has been duly adopted as the Seal of the Company.
these Articles	These Articles of Association as originally framed or as from time to time amended.
treasury shares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2. "Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3. Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4. Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5. A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6. A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7. Every member is entitled, at his option, to a share certificate or a non-transferable written acknowledgement of his right to obtain a share certificate from the Company in respect of the shares of the Company held by him, but the Company is not bound to issue more than one share certificate in respect of a share or shares held jointly by several persons, and delivery of a share certificate to one of several joint members is sufficient delivery to all.

8. A share certificate shall be manually signed by at least one director or officer of the Company or by or on behalf of a registrar, transfer agent, branch transfer agent or other authenticating agent of the Company. Notwithstanding the foregoing, a fractional share certificate need not be manually signed. The Company may charge a fee for a share certificate issued in respect of a transfer. If a share certificate is issued under the Seal, the signature of the director or officer and the Seal may be facsimiles.

9. If a share certificate contains a printed or mechanically reproduced signature of a person, the Company may issue the share certificate, notwithstanding that the person has ceased to be a director or an officer of the Company, and the share certificate is as valid as if he were a director or an officer at the date of its issue.

10. Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. Where the registered holder of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Company shall issue a new share certificate in place of the original share certificate if the member:

(a) so requests before the Company has notice that the share certificate has been acquired by a bona fide purchaser;

(b) files with the Company an indemnity bond sufficient in the Company's opinion to protect the Company and any transfer agent, registrar or other agent of the Company from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and

(c) satisfies any other reasonable requirements imposed by the Company.

11. If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORIZED CAPITAL, CAPITAL AND SURPLUS

12. Subject to the provisions of these Articles and any resolution of members, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or other rights to acquire, (including warrants and rights) or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

13. No share in the Company may be issued until the consideration in respect thereof is fully paid, and when issued the share is for all purposes fully paid and non-assessable.

14. Shares in the Company shall be issued for money, services rendered, personal property (including other shares, debt obligations or other securities in the Company) or an estate in real property or any combination of the foregoing as shall be determined by a resolution of directors, but may not be issued for a promissory note or other binding obligation to contribute money or property.

15. Shares in the Company may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

16. A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

17. Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

18. The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

19. Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorized capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

20. The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus.

21. Subject to provisions to the contrary in

    (a) the Memorandum or these Articles;

    (b) the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued; or

    (c) the subscription agreement for the issue of the shares,

    the Company may not purchase or redeem its own shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.

22. No purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

23. A determination by the directors under the preceding Regulation is not required where shares are purchased, redeemed or otherwise acquired

    (a) pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

    (b) by virtue of a transfer of capital pursuant to Regulation 41;

    (c) by virtue of the provisions of Section 83 of the Act; or

    (d) pursuant to an order of the Court.

24. Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Regulation may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 percent of the issued shares of the Company in which case they shall be cancelled but they shall be available for reissue.

25. Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereon and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

26. The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value only in accordance with, the terms of

(a) the Memorandum or these Articles; or

(b) a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

27. The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealized appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

MORTGAGES AND CHARGES OF REGISTERED SHARES

28. Members may mortgage or charge their registered shares in the Company and upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except insofar as it may conflict with any requirements herein contained for consent to the transfer of shares.

29. Whilst particulars of a mortgage or charge are registered, no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf.

TRANSFER OF SHARES

30. Registered shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. Where there is a share certificate, such certificate, must be endorsed by the registered holder thereof or deposited together with the share transfer power of attorney (if applicable) properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", which means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), (Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States) or in some other manner satisfactory to the Company. In the absence of a written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate.

31. The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee's name has been entered in the share register.

32. Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 2 days in any period of 12 months.

TRANSMISSION OF SHARES

33. The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following three Regulations.

34. The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the

document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

35. Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

36. Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

37. What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORIZED CAPITAL OR CAPITAL

38. The Company may by a resolution of members amend the Memorandum to increase or reduce its authorized capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

39. The Company may amend the Memorandum to

    (a) divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

    (b) combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series.

40. The capital of the Company may by a resolution of directors be increased by transferring an amount of the surplus of the Company to capital.

41. Subject to the provisions of the two next succeeding Regulations, the capital of the Company may by resolution of directors be reduced by transferring an amount of the capital of the Company to surplus.

42. No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

43. No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

MEETINGS AND CONSENTS OF MEMBERS

44. The directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable, and shall call an annual meeting of members not later than eighteen months after the Company's incorporation and subsequently not later than fifteen months after holding the last preceding annual meeting.

45. Upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company the directors shall convene a meeting of members.

46. The directors shall give not less than 21 days notice of meetings of members to those persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

47. The directors may fix the date notice is given of a meeting of members as the record date or may fix in advance a date as the record date for determining those shares that are entitled to vote at the meeting but the record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to he held.

48. A meeting of members may be called on short notice:

(a) if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to short notice of the meeting, or

(b) if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

49. The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

50. A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

51. The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

52. An instrument appointing a proxy shall be in substantially the following form or any other form approved by a resolution of directors or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

(Name of Company)

I/We being a member of the above Company with shares HEREBY APPOINT of
or failing him of to be my/our proxy to vote for me/us at the meeting of members to be held on the
day of and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this day of ....

____
Member

53. The following shall apply in respect of joint ownership of shares:

(a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;

(b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners, and

(c) if two or more of the joint owners are present in person or by proxy they must vote as one.

54. A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

55. A meeting of members is duly constituted if, at the commencement of the meeting, there are 2 persons present in person or by proxy representing not less than 5% of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

56. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are 2 or more persons present within one hour from the time appointed for the meeting in person or by proxy representing not less than 0.5% of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

57. At every meeting of members, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, then the president shall preside over the meeting. If the president is not present at the meeting, the members present shall choose someone of their number to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

58. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

59. At any meeting of the members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not (including on a show of hands by members present) and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll/ballot to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll/ballot then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll/ballot be taken and the chairman shall thereupon cause a poll/ballot to be taken. If a poll/ballot is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

60. Any person other than an individual shall be regarded as one member and, subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to

speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any member.

61. Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

62. The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

63. Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

64. An action that may be taken by the members at a meeting may also be taken by a resolution of all members consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more members.

MEMBERS DISSENT

65. In addition to the dissent rights provided under section 83 of the Act, a member is entitled to dissent (in the manner provided for in section 83(2) of the Act) and be paid fair value for his shares if the Company purports to resolve to:

(a) amend its Memorandum or Articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the Company;

(b) amend its Memorandum or Articles to add, remove or change any restriction upon the business or businesses that the Company may carry on or upon the powers that the Company may exercise;

(c) be continued under the laws of another jurisdiction; or

(d) sell, lease or exchange all or substantially all its property other than in the ordinary course of business of the Company.

RESERVED MATTERS

66. For avoidance of any doubt, the following actions require approval by a resolution of members:

(a) the sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business of the Company; and

(b) the amalgamation, merger, consolidation or continuation of the Company.

DIRECTORS

67. The directors shall be elected by the members for such term as the members determine, including on an annual basis, but a director's term shall not exceed the close of the third annual meeting of members following the election.

68. The minimum number of directors shall be three and the maximum number shall be fifteen. Subject to any resolution of members to the contrary, the directors can determine the number of directors within the range of three to fifteen and may appoint additional directors by a resolution of directors, however, the directors may not between meetings of members, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one third times the number of directors to have been elected at the last annual meeting of members.

69. Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

70. A director may be removed from office, with or without cause, by a resolution of members.

71. A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

72. The directors may at any time appoint any person to be a director either to fill a vacancy, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the members to elect the minimum number of directors, or as an addition to the existing directors. A vacancy occurs through the death, resignation or removal of a director. A director appointed or elected to fill a vacancy holds office for the unexpired term of the director's predecessor. In the absence of a quorum of the board of directors or if the vacancy has arisen from a failure of the members to elect the minimum number of directors, the board of directors shall forthwith call a meeting of members to fill the vacancy. If the board of directors fails to call such meeting or if there are no such directors then in office, any member may call the meeting.

73. The Company may determine by resolution of directors to keep a register of directors containing

(a) the names and addresses of the persons who are directors of the Company;

(b) the date on which each person whose name is entered in the register was appointed as a director of the Company; and

(c) the date on which each person named as a director ceased to be a director of the Company.

74. If the directors determine to maintain a register of directors, a copy thereof shall be kept at the registered office of the Company and the Company may determine by resolution of directors to register a copy of the register with the Registrar of Companies.

75. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

76. A director shall not require a share qualification and must be an individual.

POWERS OF DIRECTORS

77. The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles

required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

78. The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

79. Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Act.

80. The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or for summoning a meeting of members.

81. The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

82. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

83. The Company may determine by resolution of directors to maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance:

(a) the sum secured;

(b) the assets secured;

(c) the name and address of the mortgagee, chargee or other encumbrancer;

(d) the date of creation of the mortgage, charge or other encumbrance; and

(e) the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.

84. The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.

PROCEEDINGS OF DIRECTORS

85. The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

86. A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

87. A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

88. A director may by a written instrument appoint an alternate who need not be a director and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

89. A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate a simple majority of the total number of directors, unless there are only 2 directors in which case the quorum shall be 2.

90. If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the members of the Company and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

91. At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice-Chairman of the Board of Directors shall preside. If there is no Vice-Chairman of the Board of Directors or if the Vice-Chairman of the Board of Directors is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

92. An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a committee of directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by all directors or all members of the committee as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more directors.

93. The directors shall cause the following corporate records to be kept:

    (a) minutes of all meetings of directors, members, committees of directors, committees of officers and committees of members;

    (b) copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members; and

    (c) such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

94. The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.

95. The directors may, by resolution of directors, designate one or more committees, each consisting of one or more directors.

96. Each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the resolution of directors establishing the committee, except

that no committee has any power or authority to amend the Memorandum or these Articles, to appoint directors or fix their emoluments, or to appoint officers or agents of the Company.

97. The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

OFFICERS

98. The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, a President and one or more Vice-Presidents, Secretaries and Treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

99. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties each officer as set out below shall have the following responsibilities:

(a) Chairman of the Board of Directors – Subject to the provisions of the Act or the Articles, preside at all meetings of the members and of the Board of Directors and have such other powers and duties as the Board of Directors may specify. During the absence or disability of the Chairman of the Board of Directors, his duties shall be performed and his powers exercised by the president.

(b) President - Subject to any duties imposed upon the Chairman of the Board of Directors, if one is appointed, the president shall preside at all meetings of the members and of the Board of Directors and is responsible for the general supervision, subject to the authority of the Board of Directors, of the business and affairs of the Company.

(c) Vice Presidents - During the absence or inability of the president to act, his duties shall be performed and his powers shall be exercised by the vice-president, if any, or if there is more than one, by the vice-president selected by the Board of Directors. A vice-president shall also perform such duties and exercise such powers as the president or the Board of Directors may from time to time delegate to him.

(d) Secretaries – A secretary shall:

(i) give or cause to be given all notices required to be given to members, directors, auditors and members of committees;

(ii) attend all meetings of directors, members and committees and enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; and

(iii) be the custodian of all books, papers, records, documents, corporate seals, if any, and other instruments and maintain the share register, minute books and records (other than financial records) of the Company save those entrusted by resolution of the Board of Directors to the custody of the treasurer or other officer or agent of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law. The secretary may delegate his duties to a nominee from time to time.

(e) Treasurers - A treasurer shall keep or cause to be kept full and accurate books of account in which shall be recorded all receipts and disbursements of the Company; control the deposit of money, the safekeeping of securities and the disbursement of funds; and render to the Board of Directors, whenever required of him, an account of the financial affairs of the Company.

100. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board of Directors or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the Board of Directors or the president otherwise directs.

101. The Board of Directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

102. The emoluments of all officers shall be fixed by resolution of directors.

103. The terms of employment of the officers shall be settled by the Board of Directors. In the absence of written agreement to the contrary the officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

104. The Board of Directors may at any time require any officer, employee or agent of the Company to furnish a bond for the faithful discharge of his duties, in such form and with such surety as the Board of Directors determines.

CONFLICT OF INTERESTS

105. No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors.

106. A director who has an interest in any particular business to be considered at a meeting of directors or members may be counted for purposes of determining whether the meeting is duly constituted.

STANDARD OF CARE

107. In accordance with section 54 of the Act, every director, agent and liquidator of the Company, in performing his functions, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

108. No provision in the Memorandum or Articles of the Company or in any agreement entered into by the Company relieves a director, officer, agent or liquidator of the Company from the duty to act in accordance with the Memorandum or Articles or from any personal liability arising from his management of the business and affairs of the Company.

INDEMNIFICATION

109. Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

(b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

110. The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

111. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

112. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a *nolle prosequi* does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

113. If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

114. The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

115. The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered Office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorized from time to time by resolution of directors. Such authorization may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DIVIDENDS

116. The Company may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the dividends, a fair and proper value for the assets to be so distributed.

117. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

118. The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set aside as a reserve fund upon such securities as they may select.

119. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

120. The board of directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Company, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Company shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board of directors.

121. Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

122. No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the vote in electing directors.

123. A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

124. In the case of a dividend of authorized but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

125. In the case of a dividend of authorized but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

126. A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.

ACCOUNTS AND AUDIT

127. The Company may by resolution of members call for the directors to prepare periodically a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for the financial period and a true and fair view of the state of affairs of the Company as at the end of the financial period.

128. The Company may by resolution of members call for the accounts to be examined by auditors.

129. The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by a resolution of members.

130. The auditors may be members of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

131. The remuneration of the auditors of the Company

(a) in the case of auditors appointed by the directors, may be fixed by resolution of directors; and

(b) subject to the foregoing, shall be fixed by resolution of members or in such manner as the Company may by resolution of members determine.

132. The auditors shall examine each profit and loss account and balance sheet required to be served on every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not

(a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period; and

(b) all the information and explanations required by the auditors have been obtained.

133. The report of the auditors shall be annexed to the accounts and shall be read at the meeting of members at which the accounts are laid before the Company or shall be served on the members.

134. Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

135. The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company's profit and loss account and balance sheet are to be presented.

NOTICES

136. Any notice, information or written statement to be given by the Company to members may be served in the case of members holding registered shares in any way by which it can reasonably be expected to reach each member or by mail addressed to each member at the address shown in the share register.

137. Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

138. Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

VOLUNTARY WINDING UP AND DISSOLUTION

139. The Company may voluntarily commence to wind up and dissolve by a resolution of members but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of director.

CONTINUATION

140. The Company may by resolution of members continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

APPENDIX H

FORM OF PLAN OF CONSOLIDATION

This Plan of Consolidation is made the ● day of ●, 2005 between Ventures Resource Holdings Limited (hereinafter referred to as "**VRHL**") and Resource Holdings & Investments Inc. (hereinafter referred to as "**RHI**").

WHEREAS VRHL and RHI have entered into a Pre-Merger Agreement dated ●, 2005 (the "**Pre-Merger Agreement**").

AND WHEREAS VRHL and RHI are International Business Companies incorporated and existing under and by virtue of the *International Business Companies Act* (the "**Act**") and are entering into this Plan of Consolidation pursuant to the provisions of Section 76 to 79 of the Act.

AND WHEREAS the parties hereto have each made full disclosure to the others of all their respective assets and liabilities;

AND WHEREAS the directors of the parties hereto deem it desirable and in the best interest of the companies and their members as the case may be that VRHL and RHI be consolidated into BrazMin Corp. (sometimes hereinafter referred to as "**Newco**").

NOW THEREFORE this Plan of Consolidation witnesseth as follows:

1. The constituent companies to this Plan of Consolidation are VRHL and RHI (collectively, the "**Constituent Companies**").

2. The name of the consolidated company from the consolidation of VRHL and RHI shall be "BrazMin Corp."

3. Until changed in accordance with the Act and the memorandum and articles of association of Newco, the registered office of Newco shall be situate at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

4. VRHL has ● common (voting) shares in issue (the "**VRHL Shares**") and RHI has ● (voting) shares in issue (the "**RHI Shares**"). The shares issued by the Constituent Companies are each entitled to vote on the consolidation as one class.

5. Upon the consolidation, the separate corporate existence of VRHL and RHI shall cease and Newco shall become the owner, without other transfer, of all the rights and property of the Constituent Companies and Newco shall become subject to all liabilities, obligations and penalties of the Constituent Companies.

6. The manner and basis of converting the shares of the Constituent Companies into shares of Newco or other property shall be as follows:

   (a) all outstanding VRHL Shares will be converted into common shares of Newco (the "**Newco Shares**") on the basis that each VRHL Share will be converted into 0.020 of a Newco Share (the "**VRHL Ratio**");

   (b) all outstanding RHI Shares (including the RHI Shares issued in connection with the private placement of RHI) will be converted into Newco Shares on the basis that each RHI Share will be converted into one Newco Share (the "**RHI Ratio**");

   (c) each RHI Share purchase warrant (each, a "**Warrant**") issued in connection with the private placement by RHI of up to 5,600,000 subscription receipts (the "**Private Placement**") will be converted into one Newco Share purchase warrant entitling the holder thereof to purchase one Newco Share at an exercise price of $1.35 expiring on the same date as the Warrants; and

(d) each compensation warrant (each, a "**Compensation Warrant**") issued in connection with the Private Placement will be converted into one compensation warrant of Newco (each, a "**Newco Compensation Warrant**"), which will expire on the same date as the Compensation Warrants and will be exercisable at a price of $1.25 and will entitle the holder thereof to acquire, upon exercise, one Newco Share and one-half (1/2) of one Newco Share purchase warrant having the same attributes as the Warrants described in (c) above.

7. No fractional Newco Shares or warrants to purchase fractional Newco Shares will be issued on the consolidation. Persons otherwise entitled to receive fractional Newco Shares or warrants to purchase fractional Newco Shares will instead receive Newco Shares or warrants to purchase Newco Shares rounded down to the nearest whole number; provided that each holder of VRHL Shares and RHI Shares will be entitled to receive at least one Newco Share.

8. The memorandum and articles of association of Newco as in effect on the effective date shall, subject to any necessary changes, contain the same provisions as the memorandum and articles of association of Ventures Resource Holdings Limited until the same shall be altered or amended.

9. Until changed in accordance with the Act and the memorandum and articles of association of Newco, there shall be a minimum of three directors and a maximum of fifteen directors of Newco.

10. This Plan of Consolidation shall be submitted to the members of each of the Constituent Companies for their approval by a resolution of members.

11. This Plan of Consolidation may be terminated by the board of directors of either of the Constituent Companies, notwithstanding the approval of this Plan of Consolidation by the shareholders of the Constituent Companies, at any time prior to the issuance of the Certificate of Consolidation by the Registrar under the Act.

12. The consolidation shall be effective on ● 2005.

13. This Plan of Consolidation shall be governed by and construed in accordance with the laws of the Territory of the British Virgin Islands.

14. Each of the parties hereto agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Plan of Consolidation.

15. This Plan of Consolidation may be executed in counterparts which when taken together shall constitute one instrument.

In witness whereof this Plan of Consolidation has been duly executed by the parties hereto.

SIGNED AND DELIVERED for and
on behalf of
Venture Resource Holdings Limited
by ●
a duly authorised director before me:

____
●

____
Name

____
Address

____
NOTARY PUBLIC

SIGNED AND DELIVERED for and
on behalf of
Resource Holdings & Investments Inc.
by ●
a duly authorised director before me:

____
●

____
Name

____
Address

____
NOTARY PUBLIC

APPENDIX I

FORM OF ARTICLES OF CONSOLIDATION, MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

These Articles of Consolidation entered into this ● day of ●, 2005 by and between Ventures Resource Holdings Limited ("**VRHL**") and Resource Holdings & Investments Inc. ("**RHI**"), WITNESSETH as follows:

1. The parties hereto do hereby adopt the Plan of Consolidation a copy of which is annexed hereto to the intent that the consolidation shall be effective on ●, 2005 (the "**Effective Date**").

2. The Memorandum and Articles of VRHL were filed with the Registrar of Companies in the British Virgin Islands on ●, 2005.

3. The Memorandum and Articles of RHI were filed with the Registrar of Companies in the British Virgin Islands on July 8, 2004, as amended from time to time.

4. The Consolidation was approved for both VRHL and RHI by Resolutions of directors on ●, 2005 and ●, 2005, respectively.

5. VRHL and RHI have complied with all the provisions of the laws of British Virgin Islands, to enable them to consolidate upon the Effective Date.

6. The Consolidation was approved for both VRHL and RHI by Resolutions of members on ●, 2005 and ●, 2005, respectively.

7. The name of the consolidated company is "BrazMin Corp.".

8. These Articles of Consolidation may be executed in counterparts which when taken together shall constitute one instrument.

IN WITNESS WHEREOF the parties hereto have caused these Articles of Consolidation to be executed on this ● day of ●, 2005.

SIGNED AND DELIVERED for and
on behalf of
Venture Resource Holdings Limited
by ●
a duly authorised director before me: }

____
●

____
Name

____
Address

____
NOTARY PUBLIC

SIGNED AND DELIVERED for and
on behalf of
Resource Holdings & Investments Inc.
by ●
a duly authorised director before me:

●

Name

Address

NOTARY PUBLIC

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)

MEMORANDUM OF ASSOCIATION
OF
BRAZMIN CORP.

NAME

1. The name of the Company is BrazMin Corp.

REGISTERED OFFICE

2. The Registered Office of the Company will be at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

REGISTERED AGENT

3. The Registered Agent of the Company will be HWR Services Limited of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

GENERAL OBJECTS AND POWERS

4. (1) The object of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

(2) The Company may not

(a) carry on business with persons resident in the British Virgin Islands;

(b) own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph (e) of subclause (3);

(c) carry on banking or trust business unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business;

(e) carry on the business of company management, unless it is licensed under the Company Management Act, 1990; or

(f) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

(3) For purposes of paragraph (a) of subclause (2), the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if

(g) it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands;

(h) it makes or maintains professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;

(i) it prepares or maintains books and records within the British Virgin Islands;

(j) it holds, within the British Virgin Islands, meetings of its directors or members;

(k) it holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

(l) it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Act or under the Companies Act; or

(m) shares, debt obligations or other securities in the Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act.

(4) The Company shall have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the object of the Company.

CURRENCY

5. Shares in the Company shall be issued in the currency of Canada.

AUTHORIZED CAPITAL

6. The Company shall have no authorized capital.

CLASSES, NUMBER AND PAR VALUE OF SHARES

7. The Company is authorized to issue one class and one series of shares divided into 100,000,000,000 common shares of no par value.

DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

8. All shares shall

(a) have one vote each;

(b) be subject to redemption, purchase or acquisition by the Company for less than fair value with the written consent of the holder of such shares; and

(c) have the same rights with regard to dividends and distributions upon liquidation of the Company.

VARIATION OF CLASS RIGHTS

9. If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied when at least two-thirds of the holders of the shares of each class or series entitled to vote separately on the variation as a class or series have approved the variation. The holders of a series of shares or a class are entitled to vote separately as a series only if the series is affected by a variation in a manner different from other shares of the same class. At least two-thirds of all other members holding voting shares must also approve the variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

10. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

REGISTERED SHARES

11. Shares in the Company may only be issued as registered shares and may not be exchanged for shares issued to bearer.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

12. The Company may amend any provision of its Memorandum of Association and Articles of Association by a resolution of members. The Company may also by a resolution of directors, amend Clauses 1, 2, 5 and 11 of its Memorandum of Association.

DEFINITIONS

13. The meanings of words in this Memorandum of Association are as defined in the Articles of Association.

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP 291)

ARTICLES OF ASSOCIATION
OF
BRAZMIN CORP.

PRELIMINARY

1. In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meaning
capital	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus (a) the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and (b) the amounts as are from time to time transferred from surplus to capital by a resolution of directors.
member	A person who holds shares in the Company.
person	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.
resolution of directors	(a) A resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present at the meeting who voted and did not abstain; or (b) a resolution consented to in writing by all directors or of all members of the committee, as the case may be; except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.
resolution of members	(a) A resolution approved at a duly convened and constituted meeting of the members of the Company by the affirmative vote of (i) a simple majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained, or (ii) a simple majority of the votes of each class or series of shares which were present at the meeting and entitled to vote thereon as a class or series and were voted and not abstained and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or (b) a resolution consented to in writing by (i) all of the votes of shares entitled to vote thereon, or (ii) an absolute majority of the votes of each class or series of shares entitled to vote thereon as a class or series and all of the votes of the

remaining shares entitled to vote thereon;

securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.
surplus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company's capital.
the Act	The International Business Companies Act (Cap 291) including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.
the Memorandum	The Memorandum of Association of the Company as originally framed or as from time to time amended.
the Seal	Any Seal which has been duly adopted as the Seal of the Company.
these Articles	These Articles of Association as originally framed or as from time to time amended.
treasury shares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2. "Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3. Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4. Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5. A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6. A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7. Every member is entitled, at his option, to a share certificate or a non-transferable written acknowledgement of his right to obtain a share certificate from the Company in respect of the shares of the Company held by him, but the Company is not bound to issue more than one share certificate in respect of a share or shares held jointly by several persons, and delivery of a share certificate to one of several joint members is sufficient delivery to all.

8. A share certificate shall be manually signed by at least one director or officer of the Company or by or on behalf of a registrar, transfer agent, branch transfer agent or other authenticating agent of the Company. Notwithstanding the foregoing, a fractional share certificate need not be manually signed. The Company may charge a fee for a share certificate issued in respect of a transfer. If a share certificate is issued under the Seal, the signature of the director or officer and the Seal may be facsimiles.

9. If a share certificate contains a printed or mechanically reproduced signature of a person, the Company may issue the share certificate, notwithstanding that the person has ceased to be a director or an officer of the Company, and the share certificate is as valid as if he were a director or an officer at the date of its issue.

10. Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. Where the registered holder of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Company shall issue a new share certificate in place of the original share certificate if the member:

    (a) so requests before the Company has notice that the share certificate has been acquired by a bona fide purchaser;

    (b) files with the Company an indemnity bond sufficient in the Company's opinion to protect the Company and any transfer agent, registrar or other agent of the Company from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and

    (c) satisfies any other reasonable requirements imposed by the Company.

11. If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORIZED CAPITAL, CAPITAL AND SURPLUS

12. Subject to the provisions of these Articles and any resolution of members, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or other rights to acquire, (including warrants and rights) or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

13. No share in the Company may be issued until the consideration in respect thereof is fully paid, and when issued the share is for all purposes fully paid and non-assessable.

14. Shares in the Company shall be issued for money, services rendered, personal property (including other shares, debt obligations or other securities in the Company) or an estate in real property or any combination of the foregoing as shall be determined by a resolution of directors, but may not be issued for a promissory note or other binding obligation to contribute money or property.

15. Shares in the Company may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

16. A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

17. Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

18. The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

19. Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorized capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

20. The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus.

21. Subject to provisions to the contrary in

    (a) the Memorandum or these Articles;

    (b) the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued; or

    (c) the subscription agreement for the issue of the shares,

    the Company may not purchase or redeem its own shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.

22. No purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

23. A determination by the directors under the preceding Regulation is not required where shares are purchased, redeemed or otherwise acquired

    (a) pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

    (b) by virtue of a transfer of capital pursuant to Regulation 41;

    (c) by virtue of the provisions of Section 83 of the Act; or

    (d) pursuant to an order of the Court.

24. Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Regulation may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 percent of the issued shares of the Company in which case they shall be cancelled but they shall be available for reissue.

25. Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereon and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

26. The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value only in accordance with, the terms of

(a) the Memorandum or these Articles; or

(b) a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

27. The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealized appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

MORTGAGES AND CHARGES OF REGISTERED SHARES

28. Members may mortgage or charge their registered shares in the Company and upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except insofar as it may conflict with any requirements herein contained for consent to the transfer of shares.

29. Whilst particulars of a mortgage or charge are registered, no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf.

TRANSFER OF SHARES

30. Registered shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. Where there is a share certificate, such certificate, must be endorsed by the registered holder thereof or deposited together with the share transfer power of attorney (if applicable) properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", which means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), (Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States) or in some other manner satisfactory to the Company. In the absence of a written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate.

31. The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee's name has been entered in the share register.

32. Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 2 days in any period of 12 months.

TRANSMISSION OF SHARES

33. The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following three Regulations.

34. The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the

document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

35. Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

36. Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

37. What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORIZED CAPITAL OR CAPITAL

38. The Company may by a resolution of members amend the Memorandum to increase or reduce its authorized capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

39. The Company may amend the Memorandum to

    (a) divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

    (b) combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series.

40. The capital of the Company may by a resolution of directors be increased by transferring an amount of the surplus of the Company to capital.

41. Subject to the provisions of the two next succeeding Regulations, the capital of the Company may by resolution of directors be reduced by transferring an amount of the capital of the Company to surplus.

42. No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

43. No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

MEETINGS AND CONSENTS OF MEMBERS

44. The directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable, and shall call an annual meeting of members not later than eighteen months after the Company's incorporation and subsequently not later than fifteen months after holding the last preceding annual meeting.

45. Upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company the directors shall convene a meeting of members.

46. The directors shall give not less than 21 days notice of meetings of members to those persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

47. The directors may fix the date notice is given of a meeting of members as the record date or may fix in advance a date as the record date for determining those shares that are entitled to vote at the meeting but the record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to he held.

48. A meeting of members may be called on short notice:

(a) if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to short notice of the meeting, or

(b) if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

49. The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

50. A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

51. The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

52. An instrument appointing a proxy shall be in substantially the following form or any other form approved by a resolution of directors or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

(Name of Company)

I/We being a member of the above Company with shares HEREBY APPOINT of or failing him of to be my/our proxy to vote for me/us at the meeting of members to be held on the day of and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this day of ....

____
Member

53. The following shall apply in respect of joint ownership of shares:

(a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;

(b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners, and

(c) if two or more of the joint owners are present in person or by proxy they must vote as one.

54. A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

55. A meeting of members is duly constituted if, at the commencement of the meeting, there are 2 persons present in person or by proxy representing not less than 5% of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

56. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are 2 or more persons present within one hour from the time appointed for the meeting in person or by proxy representing not less than 0.5% of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

57. At every meeting of members, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, then the president shall preside over the meeting. If the president is not present at the meeting, the members present shall choose someone of their number to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

58. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

59. At any meeting of the members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not (including on a show of hands by members present) and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll/ballot to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll/ballot then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll/ballot be taken and the chairman shall thereupon cause a poll/ballot to be taken. If a poll/ballot is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

60. Any person other than an individual shall be regarded as one member and, subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to

speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any member.

61. Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

62. The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

63. Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

64. An action that may be taken by the members at a meeting may also be taken by a resolution of all members consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more members.

MEMBERS DISSENT

65. In addition to the dissent rights provided under section 83 of the Act, a member is entitled to dissent (in the manner provided for in section 83(2) of the Act) and be paid fair value for his shares if the Company purports to resolve to:

(a) amend its Memorandum or Articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the Company;

(b) amend its Memorandum or Articles to add, remove or change any restriction upon the business or businesses that the Company may carry on or upon the powers that the Company may exercise;

(c) be continued under the laws of another jurisdiction; or

(d) sell, lease or exchange all or substantially all its property other than in the ordinary course of business of the Company.

RESERVED MATTERS

66. For avoidance of any doubt, the following actions require approval by a resolution of members:

(a) the sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business of the Company; and

(b) the amalgamation, merger, consolidation or continuation of the Company.

DIRECTORS

67. The directors shall be elected by the members for such term as the members determine, including on an annual basis, but a director's term shall not exceed the close of the third annual meeting of members following the election.

68. The minimum number of directors shall be three and the maximum number shall be fifteen, a majority of whom shall be non-residents of Canada. Subject to any resolution of members to the contrary, the directors can determine the number of directors within the range of three to fifteen and may appoint additional directors by a resolution of directors, however, the directors may not between meetings of members, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one third times the number of directors to have been elected at the last annual meeting of members.

69. Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

70. A director may be removed from office, with or without cause, by a resolution of members.

71. A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

72. The directors may at any time appoint any person to be a director either to fill a vacancy, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the members to elect the minimum number of directors, or as an addition to the existing directors. A vacancy occurs through the death, resignation or removal of a director. A director appointed or elected to fill a vacancy holds office for the unexpired term of the director's predecessor. In the absence of a quorum of the board of directors or if the vacancy has arisen from a failure of the members to elect the minimum number of directors, the board of directors shall forthwith call a meeting of members to fill the vacancy. If the board of directors fails to call such meeting or if there are no such directors then in office, any member may call the meeting.

73. The Company may determine by resolution of directors to keep a register of directors containing

(a) the names and addresses of the persons who are directors of the Company;

(b) the date on which each person whose name is entered in the register was appointed as a director of the Company; and

(c) the date on which each person named as a director ceased to be a director of the Company.

74. If the directors determine to maintain a register of directors, a copy thereof shall be kept at the registered office of the Company and the Company may determine by resolution of directors to register a copy of the register with the Registrar of Companies.

75. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

76. A director shall not require a share qualification and must be an individual.

POWERS OF DIRECTORS

77. The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles

required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

78. The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

79. Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Act.

80. The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or for summoning a meeting of members.

81. The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

82. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

83. The Company may determine by resolution of directors to maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance:

(a) the sum secured;

(b) the assets secured;

(c) the name and address of the mortgagee, chargee or other encumbrancer;

(d) the date of creation of the mortgage, charge or other encumbrance; and

(e) the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.

84. The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.

PROCEEDINGS OF DIRECTORS

85. The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands (other than in Canada) as the directors may determine to be necessary or desirable.

86. A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

87. A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

88. A director may by a written instrument appoint an alternate who need not be a director and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

89. A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate a simple majority of the total number of directors, a majority of whom shall be non-residents of Canada, unless there are only 2 directors in which case the quorum shall be 2.

90. If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the members of the Company and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

91. At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice-Chairman of the Board of Directors shall preside. If there is no Vice-Chairman of the Board of Directors or if the Vice-Chairman of the Board of Directors is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

92. An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a committee of directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by all directors or all members of the committee as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more directors.

93. The directors shall cause the following corporate records to be kept:

(a) minutes of all meetings of directors, members, committees of directors, committees of officers and committees of members;

(b) copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members; and

(c) such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

94. The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.

95. The directors may, by resolution of directors, designate one or more committees, each consisting of one or more directors.

96. Each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the resolution of directors establishing the committee, except

that no committee has any power or authority to amend the Memorandum or these Articles, to appoint directors or fix their emoluments, or to appoint officers or agents of the Company.

97. The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

OFFICERS

98. The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, a President and one or more Vice-Presidents, Secretaries and Treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

99. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties each officer as set out below shall have the following responsibilities:

(a) Chairman of the Board of Directors – Subject to the provisions of the Act or the Articles, preside at all meetings of the members and of the Board of Directors and have such other powers and duties as the Board of Directors may specify. During the absence or disability of the Chairman of the Board of Directors, his duties shall be performed and his powers exercised by the president.

(b) President - Subject to any duties imposed upon the Chairman of the Board of Directors, if one is appointed, the president shall preside at all meetings of the members and of the Board of Directors and is responsible for the general supervision, subject to the authority of the Board of Directors, of the business and affairs of the Company.

(c) Vice Presidents - During the absence or inability of the president to act, his duties shall be performed and his powers shall be exercised by the vice-president, if any, or if there is more than one, by the vice-president selected by the Board of Directors. A vice-president shall also perform such duties and exercise such powers as the president or the Board of Directors may from time to time delegate to him.

(d) Secretaries – A secretary shall:

(i) give or cause to be given all notices required to be given to members, directors, auditors and members of committees;

(ii) attend all meetings of directors, members and committees and enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; and

(iii) be the custodian of all books, papers, records, documents, corporate seals, if any, and other instruments and maintain the share register, minute books and records (other than financial records) of the Company save those entrusted by resolution of the Board of Directors to the custody of the treasurer or other officer or agent of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law. The secretary may delegate his duties to a nominee from time to time.

(e) Treasurers - A treasurer shall keep or cause to be kept full and accurate books of account in which shall be recorded all receipts and disbursements of the Company; control the deposit of money, the safekeeping of securities and the disbursement of funds; and render to the Board of Directors, whenever required of him, an account of the financial affairs of the Company.

100. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board of Directors or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the Board of Directors or the president otherwise directs.

101. The Board of Directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

102. The emoluments of all officers shall be fixed by resolution of directors.

103. The terms of employment of the officers shall be settled by the Board of Directors. In the absence of written agreement to the contrary the officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

104. The Board of Directors may at any time require any officer, employee or agent of the Company to furnish a bond for the faithful discharge of his duties, in such form and with such surety as the Board of Directors determines.

CONFLICT OF INTERESTS

105. No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors.

106. A director who has an interest in any particular business to be considered at a meeting of directors or members may be counted for purposes of determining whether the meeting is duly constituted.

STANDARD OF CARE

107. In accordance with section 54 of the Act, every director, agent and liquidator of the Company, in performing his functions, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

108. No provision in the Memorandum or Articles of the Company or in any agreement entered into by the Company relieves a director, officer, agent or liquidator of the Company from the duty to act in accordance with the Memorandum or Articles or from any personal liability arising from his management of the business and affairs of the Company.

INDEMNIFICATION

109. Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

(b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

110. The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

111. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

112. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a *nolle prosequi* does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

113. If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

114. The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

115. The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered Office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorized from time to time by resolution of directors. Such authorization may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DIVIDENDS

116. The Company may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the dividends, a fair and proper value for the assets to be so distributed.

117. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

118. The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set aside as a reserve fund upon such securities as they may select.

119. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

120. The board of directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Company, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Company shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board of directors.

121. Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

122. No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the vote in electing directors.

123. A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

124. In the case of a dividend of authorized but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

125. In the case of a dividend of authorized but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

126. A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.

ACCOUNTS AND AUDIT

127. The Company may by resolution of members call for the directors to prepare periodically a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for the financial period and a true and fair view of the state of affairs of the Company as at the end of the financial period.

128. The Company may by resolution of members call for the accounts to be examined by auditors.

129. The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by a resolution of members.

130. The auditors may be members of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

131. The remuneration of the auditors of the Company

(a) in the case of auditors appointed by the directors, may be fixed by resolution of directors; and

(b) subject to the foregoing, shall be fixed by resolution of members or in such manner as the Company may by resolution of members determine.

132. The auditors shall examine each profit and loss account and balance sheet required to be served on every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not

(a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period; and

(b) all the information and explanations required by the auditors have been obtained.

133. The report of the auditors shall be annexed to the accounts and shall be read at the meeting of members at which the accounts are laid before the Company or shall be served on the members.

134. Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

135. The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company's profit and loss account and balance sheet are to be presented.

NOTICES

136. Any notice, information or written statement to be given by the Company to members may be served in the case of members holding registered shares in any way by which it can reasonably be expected to reach each member or by mail addressed to each member at the address shown in the share register.

137. Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

138. Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

VOLUNTARY WINDING UP AND DISSOLUTION

139. The Company may voluntarily commence to wind up and dissolve by a resolution of members but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of director.

CONTINUATION

140. The Company may by resolution of members continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

APPENDIX J

RESOURCE HOLDINGS & INVESTMENTS INC.

INFORMATION BROCHURE

The information contained in this brochure is supplemental to and forms part of the information provided in the Management Proxy Circular of Ventures Resource Corporation which this brochure accompanies. Unless otherwise noted, the information contained herein is given as of February 28, 2005.

All information contained herein relating to Resource Holdings & Investments Inc. was supplied by such company. Ventures Resources Corporation and its officers and directors have relied on such information and take no responsibility for any errors in any such information or any omissions therefrom.

TABLE OF CONTENTS

RHI 1
BUSINESS OF RHI 1
OVERVIEW OF BRAZIL 3
SÃO JORGE PROJECT 14
OTHER PROJECTS 32
SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS 39
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 39
MANAGEMENT OF RHI 41
EXECUTIVE COMPENSATION 42
INDEBTEDNESS OF DIRECTORS, OFFICER, PROMOTERS AND OTHER MANAGEMENT 43
CONSULTANTS 43
DESCRIPTION OF SHARE CAPITAL 43
PRINCIPAL SHAREHOLDERS 43
DIVIDEND RECORD 43
CAPITALIZATION 44
PRIVATE PLACEMENT 44
RISK FACTORS 46
PROMOTER 51
MATERIAL CONTRACTS 51
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 52
LEGAL PROCEEDINGS 52
AUDITORS, TRANSFER AGENT AND REGISTRAR 53
RELATIONSHIP BETWEEN RHI AND PROFESSIONAL PERSONS 53
SPONSORSHIP 53
FOREIGN LISTED ISSUER 53
FINANCIAL STATEMENTS 54

FORWARD LOOKING STATEMENTS

This Information Brochure contains certain forward looking statements. Words such as "may", "would", "could", "will", "expects", "anticipates", "believes", variations of such words and similar expressions are intended to identify these forward looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Information Brochure that address activities, events or developments that Resource Holdings & Investments Inc. ("**RHI**" or the "**Company**") expects or anticipates will or may occur in the future, including such things as future capital (including the amount and nature thereof), projects under development, competitive strengths, goals, expansion and growth of the business and operations, plans and references to the future success of RHI are forward looking statements, including, without limitation, those statements contained under the headings "Business of RHI" and "Risk Factors", respectively, to this Information Brochure. Actual results could differ materially from those expressed or implied by such forward looking statements as a result of certain factors, including those described in "Risk Factors"; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by RHI; competitive actions by other companies or partnerships with whom RHI may have established business relationships; competitive actions by other companies; changes in laws or regulations; and other factors, many of which are beyond the control of RHI.

Readers are cautioned not to place undue reliance on forward looking statements contained in this Information Brochure, which reflect the analysis of the management of RHI, as appropriate, only as of the date of this Information Brochure. There can be no assurance that the actual results or developments anticipated by RHI will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, RHI or any of the business or operations of RHI. RHI does not intend, and does not assume any obligation, to update these forward looking statements.

ABBREVIATIONS

Unless the context otherwise requires, the following terms shall have the following meanings when used in this Information Brochure:

Ag	silver
Au	gold
cm	centimeter
Cu	copper
g/t Au	grams of gold per metric tonne
ha	hectare
IOCG	Iron-Oxide-Copper-Gold
kg	kilogram
km	kilometer
km^2	square kilometre
m	meter
NSR	net smelter return royalty
oz	ounces
Pb	lead
ppb	parts per billion
ppm	parts per million
t	metric tonne
t/m^3	metric tonne per cubic metre
Zn	zinc

CURRENCY AND EXCHANGE RATES

Any reference to "$" or "Canadian Dollars" in this Information Brochure is a reference to the lawful currency of Canada, unless otherwise indicated.

Any reference to "R$" or "Brazilian Reals" in this Information Brochure is a reference to the lawful currency of Brazil.

Any reference to "US$" or "US Dollars" in this Information Brochure is a reference to the lawful currency of the United States.

The following table sets forth (a) the rates of exchange for one Brazilian Real and one US Dollar, expressed in Canadian Dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the Bank of Canada average noon rates of exchange for the rates at the end of each of the periods, and the Bank of Canada average rates for such periods.

	Average		End of Period	
Years ended December 31	R$	US$	R$	US$
2004	$0.4451	$1.3015	$0.4532	$1.2036
2003	$0.4570	$1.4015	$0.4472	$1.2924
2002	$0.5568	$1.5704	$0.4462	$1.5796
2001	$0.6654	$1.5484	$0.6893	$1.5926
2000	$0.8127	$1.4852	$0.7693	$1.5002

On February 28, 2005, the noon rate of exchange as reported by the Bank of Canada for conversion of Brazilian Reals into Canadian Dollars was R$1.00 = $0.4761.

On February 28, 2005, the noon rate of exchange as reported by the Bank of Canada for conversion of US Dollars into Canadian Dollars was US$1.00 = $1.2314.

RHI

Resource Holdings & Investments Inc. ("**RHI**" or the "**Company**") was incorporated by a memorandum and articles of association filed under the *International Business Companies Act* (British Virgin Islands) on July 8, 2004. An amendment to its memorandum and articles of association was filed on September 30, 2004. The purpose of the amendment was to increase the authorized capital of the Company.

The head office of RHI is located at Suite 100, One Financial Place, Lower Collymore Rock, St Michael, Barbados. The registered office of RHI is located at Geneva Place, 2nd Floor, #333 Waterfront Drive, Wickham's Cay, Road Town, Tortola, British Virgin Islands. The address for service of the Company in Canada is 25 Sheppard Avenue West, Suite 710, Toronto, Ontario, Canada, M2N 6S6 (Attention: Tau Capital Corp.). RHI is not a publicly-traded company.

The following diagram illustrates RHI's principal subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by RHI:



Resource Holdings & Investments Inc.
(British Virgin Islands)
100%
0.01%
Resource Holdings 2004 Inc.
(British Virgin Islands)
0.01%
0.01%
99.99%
99.99%
99.99%
Brazilian Resources Mineração Ltda.
(Brazil)
BRAZMIN LTDA.
(Brazil)
EIMB - Empresa Internacional De Ineracao Ltda.
(Brazil)

BUSINESS OF RHI

General

RHI was established to engage in the acquisition, exploration, development and operation of mineral properties in Brazil. Since its incorporation, RHI has completed one significant acquisition – the acquisition of the São Jorge Project, as set forth below. In addition, RHI, through its subsidiaries, has acquired rights ranging from a 65% to 100% interest in a number of prospective gold properties situated in Brazil. Its current portfolio is comprised of the following projects:

Name of Company	Name of Project	Percentage of Interest in Project
Brazilian Resources Mineração Ltda	- São Jorge	100%
	- Ăgua Branca	100%

Name of Company	Name of Project	Percentage of Interest in Project
BRAZMIN LTDA.	- Rio Maria	100%
	- Campo Grande	75%
	- Serrita and Serrita Norte	65%
	- São Julião	100%
EIMB - Empresa Internacional De Ineracao Ltda	- Tocantinzinho	100%

The lead project is the São Jorge Project. On July 16, 2004, RHI, through its wholly-owned subsidiary, Brazilian Resources Mineração Ltda. ("**BRM**"), acquired from Centaurus Mineração e Participação Ltda. ("**Centaurus Brazil**") a 100% interest in the São Jorge exploration licence and mineral rights in Pará State, Brazil, within the Tapajos Gold District. Terms of the acquisition included a series of cash payments totalling US$250,000 referenced to development phases and production from the property, the issuance of 500,000 shares of RHI (each, an "**RHI Share**") and the assumption of the balance of Centaurus Brazil's obligations under the underlying option agreement. MPH Consulting Limited ("**MPH**") of Toronto, Canada was contracted to prepare a technical report on the São Jorge Project (see "São Jorge Project - Technical Report and Qualified Persons"). For further details, see "São Jorge Project" below.

While the São Jorge Project represents the core focus of RHI at this time, RHI plans to evaluate the remaining projects in order to determine whether RHI will proceed with their development or whether it will option out the properties as was the case with the Rio Maria Project, which was optioned out in January 2005. For further details relating to the remaining properties, see "Other Projects" below.

RHI also plans to continue to examine and evaluate other mineral projects primarily in Brazil. Since its inception, RHI has not effected any significant dispositions.

Business Objectives

RHI's principal business objective is to create long term shareholders' value through the acquisition, exploration, development and operation of mineral properties in Brazil. Generation of cash flow is expected to come from the direct development of mineral properties, joint ventures with third parties, optioning out properties to third parties or possible sale in return for production royalties.

The Company's immediate objective goal is to complete a two phase exploration program on the São Jorge Project. Phase I will consist of diamond drilling to focus on definition of the primary sulphide mineralization to a maximum vertical depth of 300 m, metallurgical testing, environmental studies, a scoping plan and preliminary sampling of the three other garimpo pits on the property. Phase II is contingent upon the results of Phase I and will focus on additional diamond drilling of the primary sulphide mineralization sufficient to allow the calculation of indicated and measured resources and the preparation of a preliminary feasibility study. Initial diamond drill testing of the three garimpo pits is also being considered as part of Phase II. Phase I is expected to commence in April 2005 while Phase II is expected to commence in April 2006. It is expected that the two phase exploration program will take approximately 21 months to complete.

Principal Product

RHI's principal product will be gold. There is a worldwide market into which RHI will sell and, as a result, RHI will not be dependent on a particular purchaser with regard to the sale of gold, if any.

Trends

In terms of market price, gold fell from above US$350.00 per ounce for most of the 1990s to below US$300.00 per ounce in 1997. However, it has found a recent support level with the price ranging from approximately US$375 to US$453 per ounce in 2004. In January 2005, the market price ranged from approximately US$420 to US$427 per ounce.

While the Company believes that a long-term upward trend in gold price is in place, there always remain uncertainties regarding the trends of gold and other mineral prices and the availability of equity financing for the purpose of mineral exploration and development. For instance, the price of gold and other minerals has fluctuated widely in recent years and may continue to fluctuate in the future. Apart from these and the risk factors noted under the heading "Risk Factors", the Company is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

Competitive Conditions

The mining industry in Brazil is intensely competitive in all of its phases. RHI competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than RHI, it may be unable to acquire attractive properties in the future on terms it considers acceptable. Finally, RHI competes with other resource companies, many of whom have greater financial resources and/or more advanced properties, that are better able to attract equity investments and other capital.

Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. See "Risk Factors".

OVERVIEW OF BRAZIL

General Overview


VE
GY
SR GF
CO
Macapa
Belém
EQUATOR
Manaus
São Luís
Amazon River
Fortaleza
AMAZONAS
Recife
Porto Velho
BRAZIL
Salvador
Peru
Bolivia
Goiânia
Brasília
La Paz
Cuiaba
Belo Horizonte
Chile
Paraná River
Sao Paulo
Vitoria
Paraguay
Rio de Janeiro
Asunción
Curitiba
Florianópolis
Uruguay
Argentina
Santiago
Porto Alegre
600 mi
Buenos Aires
Montevideo
600 km

Location

Brazil is the largest country in South America, with an aggregate area of 8,514,215.3 km². It is located on the eastern side of the continent, bordering the Atlantic Ocean. It also borders all countries in South America, except Ecuador and Chile.

Population

Brazil is also the most populous country in South America, with a population estimated at 182 million. According to research conducted in 2002, 82% of Brazil's population lives in cities and 18% in rural areas. The three largest cities of Brazil are São Paulo, Rio de Janeiro and Belo Horizonte, with 10.9, 6.0 and 4.8 million inhabitants, respectively.

History

Following three centuries of being a colony of Portugal (since 1500), Brazil became an independent nation in 1822. Brazil then became an Empire (1822 to 1889) and a Republic (1889 to the present). Brazil has overcome more than half a century of military intervention in the governance of the country to pursue industrial and agricultural growth and development of the interior. A democratic regime has been consolidated with the 1988 Constitution.

Climate

Its climate is considered to be mostly tropical but temperate in the south part of the country.

Infrastructure

The availability of appropriate facilities and efficient infrastructure services have important effects on economic activities in Brazil. Such facilities and services include: transport (roads, railways, ports services, airports), storage, generation and distribution of electricity, and telecommunications.

Economy

At present, Brazil is South America's leading economic power and a regional leader. Possessing large and well-developed agricultural, mining, manufacturing, and service sectors, Brazil's economy outweighs that of all other South American countries collectively and is expanding its presence in world markets. GPD in 2004 is estimated to be approximately US$596 billion. With cumulative GDP growth of 5.3% for the first nine months of 2004, GDP growth in Brazil was the highest for the period in a decade.

Industry

Brazilian industry is concentrated in heavy industries (steel, metallurgical products, machines, mechanics, electric and communication equipment, aircrafts, vehicles and mineral extraction), as well as in chemicals/petrochemicals, food and drink, textiles, clothing and shoes and cellulose/paper industries. Currently, the Brazilian industry has some virtuous aspects: great expanding potential in the internal market, rising export coefficient, great improvement of productivity levels, significant quality improvement, and greater competitive capacity - that is, less dependency on protection and fomentation.

Mining In Brazil

Brazil has considerable geological potential. The country produces more than 70 mineral substances, including gold. In 2003, Brazil was the largest world producer of niobium (97.5% of world production), the second largest producer of iron (20.9% of world production), kaolin (11.5% of world production) and manganese (16.0% of world production), and the third larger producer of aluminium (12.1% of world production). The country has recently enhanced the production of copper and has great potential in nickel, with significant projects under development.

Mining and Environmental Protection Legislation

Mining Legislation

Set out below is a summary of certain provisions of the mining legislation in Brazil. It does not purport to be a comprehensive statement of all relevant provisions. It is included for the purposes of background information only and should not be relied on or used for any other purpose.

In Brazil, mineral resources are federally owned. Mineral resources constitute a separate class of property from the property rights in land derived from the surface property. Exploration and mining activities can be undertaken by private entities by way of an authorisation or a concession granted by the federal government which confers ownership rights in the mined resource to the concession holder.

The *Mining Code* and its Regulation set out the rights relating to mineral resources, the legal regimes for exploration, commercial exploitation of such resources and rehabilitation of mining areas, and also establishes the rules for government control of the mining industry.

Regulation of Development of Mineral Resources

Pursuant to the provisions of the *Mining Code* and its Regulation, several legal regimes apply to the exploration, commercial exploitation of mineral resources and rehabilitation of mining areas. The following apply to the business of RHI:

- Concession Regime: This is applicable to the industrial exploitation of the deposit, from the gathering and extraction of the mineral resource to its processing. The concession is granted by the Ministry of Mines and Energy (“**MME**”);
- Authorisation Regime: This is applicable to the work required to delineate the deposit, its evaluation and investigation into the feasibility of economic utilisation. Exploration can be undertaken upon the issuance of an exploration licence/permit granted by the Director General of the Brazilian Department of Mineral Production (“**DNPM**”); and
- Garimpeiro (Alluvial) Mining Regime: This system serves for the immediate development of the mineral deposit that in virtue of its nature, dimension, location and economic utilisation, can be exploited immediately. Work under this regime depends on a permission to be granted by the Director General of the DNPM.

Concession and Authorization Regimes

The Concession and Authorisation Regimes are applicable to organised and large-scale mining ventures, governing: (i) the exploration work in the first stage; and (ii) development and mining in the second stage.

(a) Exploration Phase

Under Brazilian law, "mineral exploration" means the performance of the operations required for prospecting, exploration and geological and economic valuation of the feasibility of commercial exploitation of a deposit.

Application. An application for an exploration licence related to an area free from other applications or titles will be considered and granted on a first come first served basis. The first application presented to DNPM for a certain available area will, as a rule, have a priority status vis-à-vis later applications for the same area. An area is considered free when, among other considerations, it is not subject to an existing licence or a previous application.

Size of Area. The exploration licences applicable to deposits of metalliferous mineral substances are limited to maximum areas of 2,000 ha and 10,000 ha for such deposits for areas located in the Amazon region.

Duration. An exploration licence is legally valid and in force for a minimum of one year and a maximum of three years from the date of issue. An exploration licence may be renewed at the request of the licencee. When considering renewal of a licence, DNPM will take into consideration various factors including the work already carried out, the results achieved and other reasons for applications to extend the term.

Report. The holder of an exploration licence must provide any information requested by DNPM. Results of the exploration must be submitted to DNPM on conclusion of the exploration programme (final exploration report) before the termination of the licence.

Obligations. The holder of an exploration licence must inter alia: (i) perform work only within the specified area and respect the rights of third parties; (ii) notify DNPM of the discovery of a mineral resource not included in the authorisation; (iii) remove substances extracted from the licence area for analysis and industrial experiments only with prior authorisation of DNPM ("**Extraction Permit**"); (iv) act in accordance with the applicable environmental legislation; (v) start work within 60 days of the date of publication of the licence or obtaining rights of access; (vi) refrain from interrupting the work, without justification, for more than three consecutive months or for more than 120 non-consecutive days during the term of the licence; (vii) compensate the surface owner or possessor for occupation of the land and for any loss or damage caused by the work; (viii) present a final exploration report; and (ix) pay the relevant fees.

Rights. The holder of an exploration licence has the exclusive right to carry out the licenced work and necessary ancillary activities, as well as work on land in the private or public domain included in the area indicated on the exploration title. The holder has the right to passage through public and private property, including the soil and subsoil in the area in question as well as in neighbouring areas, for performance of the relevant work. Rent and indemnification are payable to landowners as described under the heading "Overview of Brazil – Indemnification and Royalties" below.

Transferability. A mineral exploration licence is a right which may be totally or partially assigned to anyone who is able to execute the work under such licence. The applications for exploration licences are also transferable, provided that the respective priority rights are assured. Transfer of a licence or application must be communicated to DNPM for approval and registration and it will only be legally valid after such procedure is complete.

Exclusivity. An exploration licence allows its holder to perform the relevant work in respect of a certain mineral resource within the specified area and rights over that area cannot be granted to any third parties. Therefore, the holder of an exploration licence will be exclusively entitled to explore in the specified area although only for the specified mineral resource or other mineral resource discovered in the area and notified to DNPM.

Sanctions. Failure to comply with the obligations under the exploration licences may, depending on the seriousness of the breach, result in a warning, fine or forfeiture of the licence. Rights of appeal and hearing exist.

Extraction Permit. It is possible to extract mineral substances before the mining concession is granted by means of an Extraction Permit. The issuance of an Extraction Permit by the DNPM requires prior environmental licensing. Extraction will be authorised for a limited amount of ore and for a limited duration. Statutory and landowners royalty are due.

Exploration Fee. Besides the fee to be paid for obtaining the mineral exploration license, the titleholder must also pay to DNPM an annual exploration fee per ha. The fee is established at progressive values, considering the substance, place and size of the area, among other conditions.

(b) Transition Phase

After completion of the exploration work and submission of the final exploration report within the legal term for the exploration licence, DNPM will check the accuracy of the report. DNPM may then decide to: (i) approve the report where the existence of a deposit which can be both technically and economically developed has been confirmed; (ii) dismiss the report where the exploration work undertaken was insufficient or there are technical deficiencies in the report; (iii) shelve the report where it has been proven that there was no deposit which may be both technically and/or economically developed; or (iv) postpone the decision on the report where it is temporarily impossible, technically and/or financially, to develop the deposit. In the latter case, the holder must submit a new report before a deadline stipulated by DNPM.

In the event of approval of the final report, the holder of the mineral exploration licence will have one year to apply for a mining concession (the second stage referred to below). At the request of the licencee, DNPM may at its own discretion extend this period for additional similar periods. If the licencee does not apply for the mining concession within the time period mentioned above, the rights of the licencee will lapse. DNPM will then publicly declare the explored area available to third parties for the purpose of applying for the mining concession.

(c) Mining Phase

Brazilian mining legislation defines "mining" as a set of connected operations with the principal aim of commercially developing and utilising the deposit, regulating each stage from extraction of the useful mineral substances to their processing.

Mining Concession. A mining concession will only be granted when: (i) the area has already been explored and mining is considered by DNPM to be both technically and economically viable; (ii) the respective final exploration report has been approved by DNPM; (iii) the mining area to be developed on a commercial basis is within the boundaries of the explored area and has been considered to be adequate for the extraction and processing of the mineral deposits; and (iv) the competent environmental agency has issued the corresponding environmental licence. A concession will not be granted if it would contradict public policy or if the federal government considers that it could have a negative effect on certain interests which are more important than mineral exploitation. In the latter case, the applicant is entitled to be indemnified by the federal government for any expenses incurred relating to the exploration work.

Size of Area. The extent of the licenced area must be adequate for the extraction and processing work to be undertaken, taking into account technical and economic considerations. The applicant must specify the size of the area required for mining within the licenced area for exploration.

Duration. Mining concessions are valid until the depletion of the deposit.

Reports. Annual reporting is required. The report should refer to technological processes used, economic results achieved, implementation of the environmental rehabilitation programme and compliance with health and safety regulations.

Ownership of the Mined Product. Although the deposits are federal property, the concession holder is assured ownership of the extracted mineral.

Transferability. The mining concession may be assigned in total or in part by way of assignment, transfer, alienation or encumbrance for which approval and registration by DNPM are required. When a concession holder alienates or encumbers a concession, the concession will continue to be legally effective and in force as to its rights, obligations, limitations and effects.

Rights. The concession holder will be exclusively entitled to undertake mining work for the mineral resources specified in the concession within the authorised area. If another resource, not specified in the concession, is found in the authorised area, the holder may request an addendum to the concession, so that he can undertake mining works in respect of such newly discovered substance. Other rights of the concession holder include the right to: (i) seek approval for alteration of the development and mining plan from DNPM; (ii) temporarily suspend mining work; (iii) obtain easements on the property where the mine is located as well as on neighbouring properties (subject to indemnification of the owners of such properties); and (iv) obtain authorisation to divide the concession into two or more separate concessions and to relinquish a concession.

Obligations. A mining concession holder has a range of obligations including to: (i) start work as per the development and mining plan within six months from the date of publication of the concession in the Official Gazette of the federal executive; (ii) execute the work in accordance with the development and mining plan approved by DNPM; (iii) extract only the substance indicated in the concession or any addendum thereto; (iv) communicate to DNPM the discovery of any mineral substance not included in the concession; (v) carry out the work in accordance with the applicable legislation; (vi) appoint a duly qualified person to supervise the work; (vii) refrain from intentionally obstructing or hampering the future development of the deposit; (viii) be liable for any loss or damage caused to third parties resulting from the mining work; (ix) avoid air or water pollution as a result of the mining work; (x) protect and preserve water sources as well as to use them in accordance with the technical instructions and requirements; (xi) observe and comply with all instructions and recommendations of the supervisory entities; (xii) refrain from suspending the mining work for more than six months without the prior consent of DNPM; (xiii) keep the mine in good condition during any suspension period; (xiv) rehabilitate the areas degraded by mining; and (xv) pay royalties, as described below.

Garimpeiro (Alluvial) Mining Regime

Another legal regime for the exploitation of mineral substances which is not regulated by the Mining Code is the garimpeiro (alluvial) mining regime. Gold is among the minerals which can be developed under the garimpeiro (alluvial) mining regime.

Mining Permits. The garimpeiro (alluvial) mining permit can only be granted to Brazilian citizens or to cooperatives of garimpeiros (individual mining dwellers).

Duration. The garimpo (alluvial) mining permit is granted for a five-year period, renewable at DNPM's discretion for equal periods. The area cannot exceed 50 ha, unless it is granted to garimpeiros cooperatives.

Obligations. The holder of a garimpo (alluvial) mining permit is obligated: (i) to start exploitation within 90 days of the publication date of the permit in the Official Gazette of the federal executive; (ii) to extract solely the substances indicated in the permit; (iii) to inform DNPM of the discovery of any other mineral substance not included in the permit; (iv) to perform the work in accordance with regulatory norms; (v) to avoid deviation of water and to drain the amount that can cause harm or loss to third parties; (vi) to perform the work in accordance with environmental protection regulations; (vii) to take the action required by the governmental authorities; (viii) to refrain from suspending the extraction activities for more than 120 consecutive days; (ix) to provide annual information on the production and trade to DNPM; and (x) to be liable for damage caused to third parties.

Transferability. A garimpo (alluvial) mining permit may be transformed into an exploration licence. The garimpo (alluvial) mining permit can be totally or partially assigned to those who meet all the legal requirements.

Environment Protection Legislation

General Environmental Liability

There is a well developed system of environmental legislation in Brazil. Under such legislation, any mineral activities will be subject to prior environment impact assessment, licensing and relinquishment. Companies which carry out activities considered potentially polluting or utilising natural resources, such as mining, must be registered with the Brazilian Institute for the Environment and Renewable Natural Resources ("**IBAMA**").

Environment Impact Assessment

An environment impact assessment ("**EIA**") must be carried out by qualified persons who must also prepare an environment impact report which must be submitted for consideration and approval to the competent environmental agency, together with a plan relating to the rehabilitation of the degraded area.

Licences

In general, environmental licencing is handled by the environmental agency of the relevant state in Brazil and not by federal authorities. The licensing system is divided into three stages: (i) preliminary licence; (ii) installation licence; and (iii) operation licence.

A preliminary licence must be obtained prior to the planning stage. At this point, the EIA is submitted to the environmental agency. The installation licence is required prior to the commencement of construction and may only be obtained after an environment control plan ("**ECP**") has been presented to and approved by the competent environmental agency. Mining and processing can only take place following the issuance of the operation licence, which is issued by the competent environmental agency after satisfactory implementation of an ECP.

Environmental licensing is also required for mining under an Extraction Permit. Other environmental authorisations and permits may be required in a mineral project, such as special permission for suppression of vegetation.

Relinquishment

Miners and mining companies must assume the liability and obligation to rehabilitate the degraded area in accordance with the procedure established on a case-by-case basis by the competent environmental agency. The rehabilitation plan of the degraded area must be submitted to the state environmental agency responsible for the area where mining activities are being carried out, together with the EIA and as part of the PCA. The rehabilitation must have as its objective the full restoration of the degraded area to its previous condition so that it can be used again, in accordance with the pre-established plan for using the surface, bearing in mind the need to maintain environmental stability.

Forestry Protection and Related Obligations

Under the current *Forestry Code* in Brazil, all rural properties must have a forestry preservation reserve of 20% of the property's area. If the property is located in the Amazon Region, the reserve must be of 80% of the areas except for areas of savannah, where the requirement is 35% In such cases, the forestry commitment may be satisfied as to 15% on other eligible properties leaving a requirement for at least 20% on the primary property. Mining operations cannot normally be undertaken within 50 m of a river. This strip can be included in the forestry preservation area.

Sanctions

Within their respective jurisdictions, different government agencies may impose administrative sanctions on those who violate environmental protection laws, including fines, interdictions, losses or restrictions on activities, fiscal incentives and benefits. A person in breach of environmental protection laws may also incur (i) civil liability for the damage caused to the environment, being liable to compensate and/or repair the damage; and (ii) criminal liability.

Indemnification and Royalties

Brazilian law stipulates indemnification for landowners during the exploration stage and in general for easements as well as statutory and landowners royalties.

Exploration

The holder of an exploration licence is assured access to the area of covered by the licence. In turn, the licence holder must pay rent to the landowner for the occupation of the land and compensation for any loss or damage caused. In relation to public land, the holder of the licence is exempted from paying for its occupation. However, it must pay compensation for damages to the property.

Mining Phase

Statutory Royalties

The Federal Constitution has established that the states, municipalities, Federal Districts and the agencies of the direct federal administration are entitled to receive royalties for the exploitation of the mineral resources. The statutory royalty is payable by the holders of mining concessions for the exploitation of mineral resources. The rate is set at a maximum of 3% of net income arising from the sale of the mineral product obtained after the last stage of processing and before its industrialisation. For the purposes of calculating of the royalty, "net income" shall mean all earnings arising from sales, deducted of taxes on sales of the mineral product, transportation and insurance costs. The royalty rate for gold is set at 1%.

The royalty proceeds are payable to the DNPM, but are shared among different levels of government as follows: (i) 23% to the states (or the Federal Districts) where mining activities are performed; (ii) 65% to the municipality where mining activities are performed; (iii) 2% to the Brazilian National Fund for Scientific and Technological Development; and (iv) 10% to DNPM, which must transfer 2% of its share to IBAMA.

Landowners Royalty

The law guarantees the concessionaire access to the area of the mining concession. In turn, a landowners royalty is due. The royalty is calculated at 50% of the total amount due as statutory royalty.

Tax Laws

Mineral activities in Brazil are taxed in the same way as other economic activities. Federal as well as state and municipality taxes may be levied on mining activities.

Taxes Applicable to Mining Activities

The following major taxes will be levied on mineral activities in Brazil:

*Corporate Income Tax ("**IRPJ**")*

IRPJ is a federal tax at a basic rate of 15%. Additional annual income tax is due at a rate of 10% on any profits exceeding R$20,000 per month, in the term of ascertainment, or in case of monthly ascertainment, when the tax is due on profits exceeding R$20,000. Costs related to feasibility studies and pre-production exploration costs may be deducted for purposes of computing taxable income. Certain costs may be deducted for calculating net taxable income including: (i) post-production exploration costs, operating costs, post-production costs; and (ii) depreciation, amortisation, depletion, loan interest, royalties, import duties on equipment, land lease expenses, fees based on land area, payroll taxes. COFINS, PIS and CSL (as such terms are defined below) may be deducted for purposes of calculation of IRPJ.

Import and Export Duties

The import of foreign products into Brazil for internal consumption will be subject to import duty unless specifically exempted from payment. The foreign products subject to tax are listed in the Common External Tariff (Tarifa Externa Comum – "**TEC**"). The rates vary normally from 0% to 35%. In general, heavy mining equipment is exempt or has a duty rate of zero. If paid, the amount can be deducted for computing net taxable income as a part of the depreciation calculation for such equipment.

*Excise Tax ("**IPI**")*

IPI is payable on both domestic and foreign manufactured products. This tax is due on import, sale or transfer of the product. Its rates vary according to the nature of the products, mostly ranging from 0% to 30%, but this rate, in rare cases, can be higher. The tax is often waived for mining equipment. Exports are not subject to IPI. According to the IPI tax table presently in force, IPI is not levied on ores and concentrates thereof when marketed in Brazil. Nevertheless, the IPI tax may incur in case of internal marketing of products resulting from manufacturing of the ores (such as gold, silver or platinum plated metals, jewellery etc.).

*Levies To Fund Social Programmes - Social Security Contributions ("**COFINS**"), Profit Participation Program ("**PIS**") and Social Contribution on Corporate Profits ("**CSL**")*

COFINS is assessed on monthly gross income, regardless of its accounting classification and the activity undertaken by such legal entity. The current rate is either 3.0% or 7.6%, depending on whether the taxpayer is subject to COFINS as per the cumulative system or the non-cumulative system, respectively.

PIS is also assessed on monthly gross income. The current rate is either 0.65% or 1.65%, depending on whether the taxpayer is subject to COFINS as per the cumulative system or the non-cumulative system, respectively.

While exports are exempt from both PIS and COFINS, imports of goods and/or services by Brazilian legal entities are subject to the Contribution to the Social Integration Program on Imports (PIS-Import) and the Social Security Financing Contribution on Imports (COFINS-Import), which will be levied at the rates of 1.65% and 7.6%, respectively.

CSL is assessed on monthly corporate net profits before payment of corporate income tax; The current rate is 9%. There is a current legal discussion on whether CSL should be assessed on income earned by Brazilian legal entities on the export of goods.

*State Sales Tax ("**ICMS**")*

The state sales tax is similar to a value-added sales tax and is levied on the distribution of goods, intercity and interstate transportation and communications services. It is payable at all stages of sale of the product. Therefore, ICMS is due and payable not only by the producer, but also by the consumer. Currently, there is no ICMS on exports of minerals. The Brazilian Council for Finance Policy ("**CONFAZ**") may reduce or exempt ICMS by a unanimous decision (see below for further details). There is a compensation system for ICMS that allows the amount paid to be set off in other operations.

*Municipal Service Tax ("**ISS**")*

ISS is payable on any kind of services performed by companies or self-employed people of professional status. The maximum rate is 5% and the basis for its assessment is the cost of the services. ISS is also assessed on the import of services rendered by residents or domiciled abroad to Brazilian residents. The ISS on services rendered by foreign entities, however, will only be assessed, in case the municipality where the beneficiary of the service is located has already regulated its collection based on the enactment of an ordinary law and municipal decree.

Payroll Taxes

Corporations pay a 20% social security contribution that is levied on the total value of remuneration paid or credited in any way to their employees. Employers must also make an Occupational Accident Insurance Contribution ("**OAIC**"). Given that mining is considered as an activity with a major risk of accident, mining companies make an OAIC of 3% on the overall monthly compensation paid or credited to employees in any way. Employers must also pay 8% on their payroll into a Special Labor Fund ("**FGTS**") for the benefit of employees, who may withdraw amounts from the fund upon being dismissed without good cause and in a few other cases specified in the law. There are other payroll taxes such as, for example, contributions to Incra, Senai/Senac, Sesi/Sesc, Sebrae and the education tax. Together with the social security contribution and FGTS, these payroll taxes can increase payroll costs by approximately 28% to 35% of gross wages.

Tax Benefits and Incentives

State Sales Tax (ICMS) Benefits

State governments may grant benefits to mining operations either through a reduction in the taxable amount on which ICMS is levied or through deferral of the event that triggers the tax. ICMS is ruled by state laws and the tax benefits related to ICMS may be granted by states themselves, provided that the benefits are authorised by CONFAZ. There is currently a bill before the Brazilian Congress which is seeking to transfer the ICMS collection and distribution system to the federal government and to restrict the ability of the state governments to grant benefits.

Other Benefits and Programs

Brazil has a variety of other benefits and programs, including, among others: (i) tax-related programs to stimulate Brazilian exports (i.e., the Special Customs Regime of Drawback Program and the Internal Drawback Program); (ii) a program to stimulate investments in Brazil as set out in the Invista já Program; (iii) a regime allowing for the reduction of import duties on machinery and equipment not available in Brazil (i.e., the Special Customs Regime of Ex-Tarifário); and (iv) a tax-incentive program offered by the Amazon Development Agency to support the economic development of the Amazon region.

Investment and Repatriation of Funds

Registration of Foreign Capital

Pursuant to Brazilian law, "foreign capital" is defined as goods, machinery and equipment entering into Brazil with no initial disbursement of foreign exchange, which are intended for the production of goods and services. The definition also includes any funds brought into Brazil to be used in economic activities, provided that they belong to individuals or companies resident or headquartered abroad. Foreign capital should be registered with the Central Bank of Brazil ("**BACEN**"), which will issue a certificate of registration reflecting the amount invested. The registration of foreign capital is required when the commercial/financial exchange rate is to be used for the remittance of profits abroad, the repatriation of capital and the registration of the reinvestment of profits. Funds will be registered in the foreign currency in which they were actually made.

Investments

There is no need to obtain any prior official authorisation for currency investments. The investment for subscription of capital or in the purchase of capital stock of an already existing Brazilian corporation may be sent to Brazil through any financial institution duly authorised to execute exchange operations. The investment made in a Brazilian corporation must, however, be electronically registered, through an internet-based system, with BACEN.

Distribution and Remittance of Profits Abroad

Generally, there are no restrictions against the distribution and remittance of profits abroad. Profits and dividends posted and distributed as of 1996 are exempted from IRF.

Reinvestments

Pursuant to the Brazilian foreign capital legislation, reinvestments are considered as profits made by companies established in Brazil and ascribed to residents domiciled abroad, which have been reinvested in the same company where said profits have been made or, alternatively, in another Brazilian economic sector. If the foreign investor decides to reinvest the profits instead of remitting them abroad, said profits can be registered as foreign capital jointly with the original investment, thereby increasing the future capital repatriation basis for tax purposes.

Repatriation

The foreign capital registered with BACEN can be repatriated, at any time, without prior authorisation. The remittances exceeding the amount registered shall be considered as capital gains earned by the foreign investor and therefore subject to a 15% withholding tax. BACEN will normally examine the net worth of the company involved, as shown on its balance sheet. If the net worth declines, BACEN may decide that there was dilution of the investment, and may request that the part of the investment in proportion to such negative result repatriated is sent back to Brazil. The equity interest owned in a Brazilian company by a foreign investor may be sold, assigned or otherwise transferred abroad, with no tax implications in Brazil, irrespective of the price paid. The new investor must provide for the change of the registered investment in its name with the RDE in order to be able to remit/reinvest profits and repatriate the capital based on the commercial/financial exchange rate.

SÃO JORGE PROJECT

Technical Report and Qualified Persons

The following information relating to the São Jorge Project has been derived, except where noted, and in some cases is extracted from a technical report entitled "Technical Report of São Jorge Project, Pará State, Brazil for Resource Holdings and Investments Inc." (the "**Technical Report**") prepared by MPH Consulting Limited ("**MPH**") effective September 1, 2004. Reference is made to the Technical Report for a complete description of the property and the maps, photographs and references contained in the Technical Report. Copies of the foregoing may be examined at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300, Toronto, Ontario M5H 3W5, during normal business hours.

The Qualified Persons, as such term is defined in NI 43-101, who prepared the Technical Report were Gerald A. Harron (M.Sc., P.Eng.) and Bruce Winfield (M.Sc., P. Geo.). Messrs. Harron and Winfield are independent for the purposes of National Instrument 43-101 – *Standards of Disclosure for Minerals Projects*.

Property Description and Location

The 10,000 ha São Jorge property is located within the Municipality of Novo Progresso in western Pará State, Brazil, (see Figure 1 below). The firm of Pinheiro Neto Advogados ("**Pinheiro Neto**"), lawyers qualified to practice law in Brazil, searched title to the mineral rights represented by DNPM Process No. 850024/2002, known as São Jorge Mineral Rights. The right to explore the mineral rights are currently represented by Exploration License No. 1113/03, granted on March 7, 2003 for gold exploration. The mineral rights were transferred to Centaurus Brazil from the original owner through a Public Deed dated March 18, 2003, submitted to DNPM on March 21, 2003. The transfer was approved by the DNPM on May 12, 2003. Ownership of the licence was transferred to BRM through a Public Deed dated July 27, 2004 and submitted to DNPM on August 5, 2004. The transfer was registered by the DNPM on September 22, 2004 on "an exclusive basis and is final unconditional and non-appealable and in full force and effect". Pinheiro Neto further confirm that BRM is the sole registered and beneficial holder of and owns and possesses good title to the mineral rights, which are valid and in force, and free and clear of any judicial and extrajudicial encumbrances and taxes.

The licence has an initial term of three years from the date of publication of the licence on March 3, 2003 and can be renewed for a second term of three years. The location of the claim is referenced by latitude and longitude geographical coordinates from a known reference point but has not been surveyed on the ground. A fee of R$1.54 per ha, or US$5,700 (at an exchange rate of R$2.7=US$1.00), is payable annually on or before July 31 to maintain the tenure in good standing. The exploration licence is currently in good standing.

RHI entered into an agreement with Centaurus Resources Ltd. ("**Centaurus**") on July 16, 2004 whereby BRM acquired a 100% interest in the São Jorge exploration licence and mineral rights. Terms of the acquisition are set out under the heading "Material Contracts - Subscription Agreement between Centaurus Resources Ltd., David O'Connor, RHI, Resource Holdings 2004 Inc. and Tau Services dated July 16, 2004". Additional terms are set out under the heading "Material Contracts - Agreement for the Assignment and Transfer of Mineral Rights and Other Covenants between Centaurus Brazil and RHI dated July 16, 2004".


SÃO JORGE PROJECT LOCATION AND ACCESS
Figure 1.
SÃO JORGE
TAPAJÓS GARIMPEIRO RESERVE
SCALE 1:10 000 000
0 100 200 300 400km
BR-163 CUIABÁ-SANTARÉM
Rio Jamanxim
Novo Progresso
Moraes de Almeida
PARÁ
AMAPÁ
MARANHÃO
TOCANTINS
MATO GROSSO
AMAZONAS
RONDÔNIA
RORAIMA
BOLÍVIA
Belém
Santarém
Altamira
Itaituba
Parintins
Manaus
Carajás
Palmas
Sinop
Guarantã do Norte
Macapá
Maués
Rio Xingu
Rio Tapajós
Rio Tocantins
Rio Madeira
Rio Negro
CANADA
USA
SÃO JORGE

Figure 1 Location Map São Jorge Project

Surface rights covering most of the main mineralized zone are privately held by an arm's length third party (the "**Surface Rights Holder**") (see Figure 2 below). A private Brazilian company recently operated a small operation exploiting the colluvial and saprolite in the West Wilton portion of the mineralized zone. The same company negotiated an option to purchase the surface rights from the Surface Rights Holder for a period of 40 months from August 15, 2002. The purchase price was

R$1,500,000 (approximately US$555,555 at an exchange rate of R$2.70=US$1.00). It is not clear whether this option is still valid, but it does reflect the surface rights owner's expectations.

As the titleholder of the São Jorge exploration licence, RHI must pay to the Surface Rights Holder a fee for occupying the property and compensation for damages to the property. An agreement dealing with the payment of an occupancy fee and compensation for damages will be entered into directly between RHI and the Surface Rights Holder. If such agreement is not reached, the amount to be paid for occupation of the property and compensation for damages shall be fixed by a judge in the applicable jurisdiction and such judge will issue an order entitled RHI to commence operations.

Intermittent artisanal mining has occurred on the property since the early 1990's. Tailings from the previous operations were disposed of in local drainages, which is customary for most of the garimpo workings in Brazil. As such, a potential environmental liability may exist that needs to be documented in future work programs.

As of the date of the Technical Report, BRM warrants that it has not received from any government authority any notice of, or communication relating to, any actual or alleged breach of any environmental laws, regulations, policies or permits.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Itaituba, the closest major town, is located to the north of the São Jorge project on the Tapajos River (see Figure 1 above). Itaituba can be reached by road or by daily air service from Belem on the north coast of Brazil, which in turn is a two-hour commercial jet flight from Rio de Janeiro. From Itaituba vehicle access is by traveling south on highway BR 163 for 330 km and southwest on an 8.6 km gravel road to the garimpo site. Alternatively small fixed wing charter aircraft available in Itaituba can be used to access a gravel airstrip at Riozinho village, 13 km north of the property.

Topography is relatively flat with subdued rolling hills at an elevation of 300 to 400 m above sea level. The climate is tropical with a rainfall of approximately 2.2 m per year concentrated in the period October through April. Due to the road access, fieldwork can be done on a year round basis, however, it can be accomplished more easily and cost effectively during the dry season from May through September. Although the majority of the property is covered by tropical rainforest, most of the immediate project area is grassland as a result of cut and burn style agriculture. It is used primarily for grazing by local farmers. Numerous creeks and rivers in the area provide an abundant water supply.

Electricity in the area is diesel generated although there are plans to bring electrical power into the area both from the hydroelectric grid to the north in Itaituba, as well as diesel generated power available 100 km to the south in the town of Novo Progreso. Riozinho village (population ~ 300) is located 13 km to the north of the project area on highway BR 163, and Moraes de Almeida village (population ~ 5,000) lies 35 km further to the north. The area is economically depressed resulting from the decline in garimpo mining activity, although forestry and palm heart industries are developing.


650 000 E
660 000 E
Faz. Riozinho
Município de ITAITUBA
Rio Jamanxim
Vila Riozinho
Rio Riozinho das Arraias
Município de NOVO PROGRESSO
9 290 000 N
Faz. Deusdete
DNPM 850 024/02
Geraldo Mineiro
Pit São Jorge
PROPERTY S JORGE
WILTON JOSE AMORIM
06°30'
9 280 000 N
Farms
Main Roads
Secondary Roads
Drainage
Municipal Boundary
Garimpos
BASE MAP: Topographic Sheet SB.21-Z-A "Vila Riozinho" - DSG - Scale 1:250 000 - 1982
SÃO JORGE PROJECT
PARÁ - BRAZIL
LOCATION MAP SURFACE RIGHTS
1:100 000
0 1 2 3 4 km
FIGURE 3

Figure 2 Location Map Surface Rights

History

The São Jorge property, located in the eastern portion of the Tapajos gold district, has a history of both garimpo exploitation and exploration by mining companies. In the Tapajos District, one of the richest alluvial gold producing provinces in Brazil, garimpo activity started in the 1960's. Production was expanded in the 1980's with the rise in the price of gold as well as development of highway BR 163, which provided access into the area. Total production from the district, which peaked in 1985, is estimated to have been in excess of 2,000 t (64 million oz) of gold recovered form over 10 km of alluvial creek deposits. Production continues today at a rate of approximately 9.3 t (300,000 oz) of gold annually.

In mid-1993, Rio Tinto Desenvolvimentos Minerais Ltda ("**RTDM**"), a Brazilian subsidiary of the international Rio Tinto Plc mining group, visited the São Jorge garimpo as part of their regional evaluation program of the Tapajos District. At that time the São Jorge garimpo workings (Wilton Pit), was approximately 30m in diameter. Following sampling in this small open pit, RTDM applied for four exploration licences in order to acquire the bedrock mining rights. Additionally they negotiated an agreement with the surface owner Wilton Amorim (now deceased), which enabled them to initiate exploration on the property.

RTDM carried out staged exploration programs at São Jorge from November 1994 to early 1997 to evaluate and define the near surface oxidized mineralization in the colluvium, saprolite and garimpo waste material, as well as the primary sulphide mineralization in bedrock below the saprolite. Their program consisted of:

- An airborne magnetic survey with a 300 m line spacing over a large area that included São Jorge as part of their regional evaluation program.
- A ground magnetic survey consisting of 9 lines spaced 200 m apart and each 2,000 m long over the main mineralized area surrounding the Wilton Pit.
- Soil sampling with 891samples collected on a 200 m by 200 m grid over an area of 15 km^2 around the São Jorge garimpo working.
- Power augering with 202 holes totalling 1,868 m drilled on a 50 m by 20 m grid with infill 8 m by 8 m spacing to sample the colluvium and garimpo waste material.
- Channel sampling with 1,071 samples collected in 16 trenches totalling 718.2 m in saprolite exposures in the area of the garimpo workings.
- Mapping in the garimpo workings at a scale of 1:100 to define the geological and structural framework.
- Diamond drilling in 26 holes totalling 4350.3 m to define the shallow colluvial and saprolite (340.6 m), as well as the deeper primary sulphide mineralization.

The initial exploration phase, which commenced in late 1994, culminated with the drilling of the first 10 diamond drill holes. This was followed by a scoping study of the project's potential, which was completed in September 1996. Results of this study, which included preliminary resource estimates, were sufficiently promising that a second phase of exploration including additional mapping, trenching, auger sampling and 16 diamond drill holes was completed in 1997.

As part of a scoping study in 1996, RTDM carried out a resource assessment of the São Jorge property. Purpose of the study was to estimate the economic potential of the property and verify that it met RTDM's corporate standards and therefore warranted additional exploration work. The resource calculations were re-interpreted in 1997 following the completion of 16 additional diamond drill holes. Results of this work are presented below as a guide to the potential of the property to host a significant primary mineralization resource below the saprolite.

This resource assessment was done prior to the implementation of National Policy 43-101 and was completed by RTDM "in-house" specialists. Accordingly, "qualified person" issues prevent the calculations from being compliant with National Policy 43-101 standards. However the study appears to have been carried out in a professional manner and produced reasonable results. Examination of the data by the senior author indicates that geological and grade continuity is demonstrable in three dimensions. Therefore the resources included in Table 1 set out below qualify as inferred mineral resources. The reader is cautioned that due to the uncertainty, which may attach to inferred resources it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured resource as a result of continued exploration.

In the study, RTDM utilized results of the soil, auger, trench sampling, and the diamond drill holes (1721 samples). They subdivided the mineralization into garimpo waste, colluvium, saprolite, and primary bedrock categories.

Results of calculations for the various mineralized units are presented in Table 1 set out below. It should be noted that these calculations were made 1997 and that a very substantial amount of the colluvium and saprolite material has since been exploited by the garimpo operations. However these operations have not been able to process the primary sulphide mineralization.

Table 1 RTDM Inferred Resource Estimates

Material	Million Tonnes	Average Thickness (m)	Grade (g/t Au)	Gold (kg)	Gold (million oz)
Soil/Colluvium	1.09	5.88	0.7	764	.025
Garimpo Waste	0.61	2 (open to depth)	1.0	610	.020
Saprolite	3.23	27	1.31	4,230	.136
Subtotal					.181
Primary (Total)	58.76		0.9	52,340	1.68
Primary (Selective)	33.0		1.49	48,800	1.58

The colluvium/soil inferred resource was calculated using sectional and krigging methods incorporating results of auger, trench and diamond drill samples above a 0.35 g/t Au cut-off to an average depth of 5.88 m. The area considered was a zone 200 m wide over a strike length of 500 m with an assumed 400 m by 50 m wide extension to the northwest. RTDM noted that there was a good spatial correlation between the zones of colluvium, saprolite and primary mineralization. Further there was a close correlation between the calculation methodologies.

The garimpo waste inferred resource grade was based on very limited auger sampling in two areas. This grade was then applied to a larger area of waste material to produce a grade and tonnage projection. RTDM notes that bulk sampling would be a more appropriate sampling technique for this material.

The saprolite inferred resource was calculated using sectional and krigging methods incorporating results from augur, trench, channel and diamond drill samples. RTDM suggests that augur sampling under-estimates the grade due to vertical holes not intersecting near-vertical mineralization.

The primary sulphide mineralization inferred resource was based on sectional interpretation of 19 diamond drill holes plotted on sections 75 m apart (with one exception at 95 m), which defined a mineralized zone 635 m long with an estimated true thickness of 95 m to a vertical depth ranging from < 50 to 255 m. For calculation purposes, the zone was projected to a vertical depth of 300 m, as it was assumed that the zone could be exploited by open pit methods to that depth. Parameters used in the calculations include a minimum cut-off of 0.2 g/t Au over 10 m, with an assumed density of 2.7 t/m^3, a stripping ratio of 2.36:1 and a gold price of US$385.00 per ounce. A second calculation (selective) of the resource considered the exclusion of large blocks of internal waste (non-mineralized), resulting in a 44% reduction of the tonnage and a 66% increase in the grade.

In March 1998 Altoro Gold Corp. ("**Altoro**") signed a confidentiality agreement with RTDM in order to review the project and negotiate an agreement on the property. Altoro reviewed files in RTDM's offices and completed check sampling of the drill core stored in Itaituba, as well as surface sampling in the garimpo pit. In a report "The São Jorge Project" dated April 1998, Altoro reviewed results of RTDM's work and recommended a further program of diamond drilling. With the subsequent merger of Altoro and Solitario Resources Corporation in the fall of 1999, the recommended work program was not completed. In early 2003 RTDM relinquished the four exploration licences. Mineral rights process No. 850024/02 was immediately acquired by a private individual, and subsequently optioned to Centaurus Brazil in March 2003. Centaurus Brazil did not complete any exploration programs on the property.

The São Jorge garimpo open pit is currently approximately 400 m long, 80 m wide and 20 to 30 m deep developed through intermittent exploitation of the colluvial and saprolite zones. The most recent artisanal exploitation (September 2001 to early 2004) was by Tapajos Mineração. Production is reported to have been about 15,000 t of material per month grading 0.3 to 0.7 g/t Au. At an estimated 50% recovery, his production would be approximately 1,500 oz Au per year.

Geological Setting

On a regional basis the property is located within the Tapajos portion of the Brazilian Shield and is underlain by Archaean to Middle Proterozoic rock units. The oldest units are gneisses, migmatites, and amphibolites of the Xingu complex. The Jacareacanga metavolcanic and metasedimentary suite overlies this basement complex. Two periods of intrusive activity are evident in the area. The older Paráuari intrusive suite dated at 1.9 to 2.2 Ga, and the comagmatic Iriri felsic volcanics and Maloquinha intrusives dated at 1.7 to 1.9 Ga. The intrusive rocks hosting the mineralization at São Jorge have been variably assigned to the Maloquinha suite and the Paráuari suite. However the close association with the Iriri volcanics which have been intersected in the drilling at São Jorge, as well as the common association of gold occurrences in the area with other Maloquinha intrusions, suggests to the authors that this is the more probable affiliation.

On the São Jorge property, the mineralization is hosted by the São Jorge monzogranite /syenite stock, an irregular oval shaped body, 10 km by 6 km in size, with positive topographic relief. It is surrounded by Iriri felsicvolcanic rocks, which exhibit subdued relief. The rock is generally massive, grey to pinkish-grey in colour, with a fine to coarse, to porphyritic granular texture, containing 5-15% biotite.

Structurally the São Jorge intrusion and the garimpo open pits are elongate, trending 290°, sub parallel to the general strike of the regional Cuiu-Cuiu – Tocantinzinho deformation zone. This crustal scale structure hosts a series of garimpo gold operations to the northwest of the São Jorge property as well as the Cuiu Cuiu gold deposit (2.5 million oz) and the Tocantinzinho gold deposit (3 million ounce potential). This structural trend is also reflected in the regional magnetic survey carried out by RTDM as part of their regional program. Detailed mapping within the pit has identified two prominent orientations of fracture systems, 270-290° parallel to the regional trend, and a subordinate set at 010-030° defining an anastomozing vein system. This pattern of veining is consistent with sinistral displacement within a transpressional deformational event.

Deposit Type

Gold mineralization in the Tapajos gold district occurs in deposits that are classified as intrusion related, because of the association with post-tectonic felsic intrusions of Late to Middle Proterozoic age intruded into much older cratonized Early Proterozoic/ Archean age rocks. São Jorge is typical of this deposit type, with gold mineralization localized in a deformation zone parallel to a regional structural fabric and hosted by the São Jorge "granitic" stock. Locally the mineralization is thought to have formed in association with late stage volatile enriched intrusive phases resulting from fractional crystallization of the intrusive magma. Analogous deposits associated with granitic intrusives of Precambrian to Proterozoic age, are the Omai gold deposit (4.2 million oz) within the Guyana Shield and the Charters Towers deposit in northeastern Australia where 7 million oz of gold has been mined since 1871.

Mineralization

Gold mineralization at São Jorge is associated with a series of individual hydrothermal alteration zones enclosed within an elongate structurally controlled deformation zone. Individual zones consist of up to three superimposed stages of progressively more intense hydrothermal alteration. The initial stage occurs as broad zones, up to 25 m in width, where the intrusive host rock, which is normally grey to light pink in colour, takes on a dark pink to red colour, primarily due to hematite staining in the feldspars and to a lesser extent in the ground mass. Associated with this hydrothermal alteration are infrequent, fine (1-2 mm) fractures containing fine grained pyrite and occasionally chalcopyrite. Within the saprolite zone, meteoric weathering has converted the primary sulphides to iron oxides. The fractures commonly have grey green coloured margins up to 1 to 2 cm wide due to weak development of a quartz-sericite alteration assemblage. The second stage is marked by increasing frequency and thickness of the fractures up to 2-3 cm in width with occasional veins up to 4 m wide and more intense development of the quartz-sericite assemblage. In its most intense form, the quartz-sericite alteration obliterates the igneous texture with quartz flooding and destruction of the feldspar crystals. The third stage of alteration, which is generally developed over widths of 1-2 m, consists of discrete quartz veinlets from 1-2 cm in width with coarse grained, 3-5 mm pyrite grains and clusters that cut the zones of intense quartz flooding. These can be subdivided into two varieties: a vein set at 45-55° to core axis that have sharp margins; and a set that are subparallel to the core axis with irregular shape and gradational boundaries into the zones of intense quartz sericite alteration which they cut. The third stage is also marked by the occurrence of fine-grained, pink coloured, aplitic dykes from 2 to 10 cm wide.

Gold at São Jorge is associated primarily with pyrite, in the hydrothermal alteration zones, with gold grades increasing with the degree of alteration and percentage of pyrite and chalcopyrite. In the first stage of alteration, gold values vary from background to <0.5 g/t Au. As the intensity of alteration increases in stage two, gold grades increase from 0.5 g/t Au to 2-4 g/t Au. In stage three, high gold values up to 40 g/t Au are associated with the occurrence of the quartz veinlets containing coarse-grained pyrite.

During the site visit limited check sampling of mineralized zones in both the Wilton, and the Wilton West pits was undertaken with results presented in Appendix 2. In the Wilton pit, two locations within the saprolite zone along the south wall of the current garimpo pit were sampled.

Samples SJ011 through SJ015 are a series of continuous 2 m channel samples taken across a working face where material in the saprolite zone was being mined by monitoring. Mineralization, which assayed from 0.056 to 0.481 g/t Au, consisted of weathered red coloured intrusive with prominent iron oxides on fractures and quartz veinlets up to 2 cm in width that have gray coloured, quartz sericite altered margins.

Sample SJ018 which assayed 32.2 g/t Au was a hand sized cobble from the monitor sump of vein quartz with coarse grained pyrite and chalcopyrite that is thought to have come from a quartz vein 4-5 cm wide in the pit wall.

Samples SJ016 and SJ017 are 2 m continuous channel samples taken in similar, but less intensely developed mineralization from a face in the south wall of the Wilton pit. Gold grades were significantly lower at 0.037 and 0.044 g/t Au.

Within the Wilton West pit a mineralized zone is well exposed across the east end of the pit. Three continuous 2 m channel samples were taken across the zone with mineralization increasing in intensity from south (SJ001) to north (SJ003) and grades increasing from 0.149 g/t Au in SJ001 through 0.353 g/t Au in SJ002 to 1.26 g/t Au in sample SJ003. A 1.6 m wide channel sample (SJ004) across a zone of quartz veining and shearing at the west end of the pit assayed 2.42 g/t Au.

As well as the Wilton and Wilton West pits, additional garimpo workings are present within the exploration licence (see Figure 2 above). The only information available on these other gold occurrences is contained in a brief report describing due diligence sampling conducted by Altoro. Zamora investigated three other workings referred to as Pit 1, Pit 2, and Garimpo de Gerardo Mineiro. No information was available to the author on their current status, which may have changed in the intervening years.

Pit 1 is located 5 km north of the main Wilton Pit at UTM co-ordinates 655684, 9285892. A pit measuring 70 m by 30 m in size with a maximum depth of 5 m has been developed to exploit veinlets with limonite, manganese, and quartz, oriented 290-330° and dipping at 80° to the southwest, hosted by a yellow to red coloured coarse grained felsic intrusive rock. During the visit 18, 2 to 4 m channel samples were taken. Four samples assayed >38 ppb Au with a maximum value of 762 ppb Au.

Pit 2, also located on the exploration licence at co-ordinates UTM 655981, 9285832, was being exploited artisanally at the time of the site visit (1998), processing lateritic soil and the saprolite zone in a granitic intrusive. Two of six channel samples produced results of 125 and 209 ppb Au.

Garimpo Gerardo Mineiro located 2 km from the main Wilton pit at co-ordinates UTM 656786, 9283013 had also been developed in the laterite and saprolite zones of a granitic intrusive with narrow quartz veinlets with limonite. This gold occurrence is along strike from the São Jorge mineralization. Four 2-4 m channel samples assayed 166, 168, 1521, and 2826 ppb Au.

Exploration

BRM has not initiated any exploration programs on the São Jorge property.

Drilling

BRM has not undertaken any augur or diamond drilling on the São Jorge property. However the following disclosure is relevant to an understanding of historical inferred resource calculations, as disclosed under the heading "São Jorge Project - History".

In 1996-97 RTDM employed two drilling methods. The first type utilized a portable power auger drill to define and evaluate the colluvial, saprolite, and garimpo waste material. Maximum depth reached in 5" diameter holes was 16 m with an average depth of 5 m. Holes were drilled on a 20 m by 50 m grid within the defined soil geochemical anomaly, and a more detailed 8 m by 8 m drill pattern in trenched areas to check for grade variations in two directions. A total of 1,868 m were drilled in 202 holes and sampled over a standard 1 m interval.

The diamond drill program was carried out in two phases. An initial phase of 10 holes (FSJ1 to FSJ10) tested the primary sulphide mineralized zone defined by soil, auger and trench sampling on widely spaced sections approximately 200 m apart (Sections 657010E, 657160, 657385E, 657535E, 657685E) over a strike length of 675 m. The holes were inclined at 50 to 55 degrees and drilled with BQ diameter core. Six of the drill holes were prematurely terminated because the drilling conditions exceeded the capacity of the drill machine. The deepest diamond drill hole reached 150 m (vertical). A subsequent scoping study successfully demonstrated that the mineralized zone, with an indicated strike length of 635 m and a width of 95 m had the potential to contain in excess of one million oz of gold. RTDM embarked on a second drill program. A further 16 holes were drilled with larger diameter NQ and HQ core. Of these four holes, FSJ19 to FSJ22 were drilled to shallower depths specifically to investigate the near surface saprolite mineralization. The other drill holes effectively reduced the intra-hole distances to 75 m. The deepest drill hole reached a vertical depth of 255 m. Details of the drilling are presented on a drill hole plan and a series of sections. The main intersections are listed in Tables 4 and 5, with complete assay results listed in Appendix 1. Note that assays are only presented for the mineralized portions of the drill holes for the sake of brevity.

The majority of holes were properly oriented to cut the vein system either perpendicularly, or at a shallow oblique angle to strike. The vein system dips steeply to the south at approximately 80°, and the majority of holes were drilled from south to north with -50 to -55° inclination. As a result true widths of mineralization range from approximately 70 to 80% of the core length intercepts.

Overall core recovery was generally in excess of 95% except for the transition zone from saprolite to hard bedrock where core was badly broken with poor recovery.

Sampling Method and Approach

The following disclosure of historical sampling practices is relevant to a discussion of historical resources calculations, as disclosed in above under the heading "São Jorge Project – History".

Augur samples were collected using a standard 1 m sample length as there were no discernable marker horizons in the colluvium and saprolite.

Trench samples were collected as continuous 1 m long samples at varying depths within the colluvium and saprolite.

Descriptions of core logging techniques and sampling methodologies employed by RTDM are not available for perusal. However an examination of archived RTDM drill core by Mr. Bruce Winfield indicates that drill core was placed in boxes along with tags indicating measured distances from the drill collar prior to logging. Core descriptions, sample intervals and sample numbers were recorded on paper drill log forms and later converted to digital files.

The sampling protocol used by RTDM for diamond drill core was to sample the entire core as 1 m samples. Smaller sample lengths were used to capture significant changes in lithologies, alteration and the distribution of quartz veins and sulphide mineralization. Half core samples were generated by longitudinally sawing the cores. The other half of the core was archived. Sampled intervals and unique sample numbers are recorded on the core boxes indicating that systematic record keeping ensued. Photographs indicate that core logging and sampling was conducted within a formal "core shack", with adequate security, lighting, temporary core storage and a core sawing work area.

Table 2 Mineralized Drill Hole Intersections in Saprolite

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
FSJ-04	17.40	36.40	19.00	1.86
FSJ-08	5.00	21.00	16.00	1.69
FSJ-18	0.00	4.40	4.40	2.14
FSJ-18	9.20	17.30	8.10	2.04
FSJ-19	0.00	36.60	36.60	1.27
FSJ-20	0.00	13.20	13.20	2.02
FSJ-20	19.40	27.80	8.40	1.45
FSJ-21	0.00	15.00	15.00	1.1
FSJ-21	24.00	37.00	13.00	2.72
FSJ-26	1.50	6.60	5.10	2.00
FSJ-26	22.70	30.60	7.90	2.12

Table 3 Mineralized Drill Hole Intersections in Primary Sulphide Mineralization

Hole No.	From (m)	To (m)	Interval (m)	Au Assay (g/t)
FSJ-01	40.50	44.00	3.50	4.6
FSJ-01	53.00	57.10	4.10	1.45
FSJ-01	60.00	62.00	2.00	1.63
FSJ-01	93.50	95.00	1.50	4.87
FSJ-01	111.00	113.00	2.00	12.97
FSJ-02	110.10	115.90	5.80	2.77
FSJ-02	127.80	129.60	1.80	2.08
FSJ-02	135.80	137.50	1.70	2.74
FSJ-02	141.10	142.50	1.40	11.08
FJS-02	152.3	178.7	26.4	2.73
including	152.30	158.70	6.40	8.93
including	162.10	171.70	8.60	1.57
including	175.70	178.70	3.00	2.65
FSJ-04	59.60	61.60	2.00	2.05
FSJ-04	89.00	101.90	12.90	2.79
FSJ-04	98.00	100.40	5.45	5.45
FSJ-04	161.00	163.00	2.00	1.45
FSJ-06	73.50	79.70	6.20	2.96
FSJ-06	81.30	86.40	5.10	1.31
FSJ-06	87.80	97.30	9.50	1.48
FSJ-06	125.50	134.20	8.70	2.25
FSJ-08	45.00	47.60	2.60	2.69
FSJ-08	70.60	71.10	1.90	2.87
FSJ-08	77.10	78.60	1.50	1.37
FSJ-08	95.72	115.00	19.30	2.23
FSJ-14	146.90	159.80	12.90	1.2
FSJ-14	163.90	167.40	3.50	1.59

Hole No.	From (m)	To (m)	Interval (m)	Au Assay (g/t)
FSJ-14	173.50	178.30	4.80	1.63
FSJ-14	204.60	208.20	3.60	1.97
FSJ-14	256.00	257.90	1.90	3.3
FSJ-14	269.80	292.10	22.30	3.08
FSJ-18	26.40	29.60	3.20	1.41
FJS-19	39.30	47.60	8.30	1.83
FSJ-20	36.10	39.40	3.30	1.64
FSJ-21	37.00	41.90	4.90	3.06
FSJ-22	10.00	13.00	4.71	4.7
FSJ-24	98.40	100.10	1.70	4.58
FSJ-24	114.50	119.90	5.40	2.24
FSJ-25	108.80	111.50	2.70	1.87
FSJ-25	118.70	121.50	2.800	1.13

As noted in the drill logs core recovery is in excess of 95%, and core losses are not generally localized in the sampled intervals. This indicates that core loss is not a significant bias in sampling.

Based on the style of mineralization, it is the author's opinion the sampling methodology and frequency is appropriate and adequate for this stage of exploration.

Sample Preparation, Analyses and Security

The following disclosure of historical sample preparation, analytical methods and security is relevant to a discussion of historical resources calculations, as disclosed under the heading "São Jorge Project - History".

It is not clear from the record whether any sample preparation activities were conducted at the field site. It is assumed that all of the sample preparation was done by Nomos Laboratory ("**Nomos**", owned by RTDM) in Rio de Janeiro. Nomos paid special attention to obtaining representative sub samples during sample preparation. Three separate preparation/determination flow sheets were used to maintain a constant assay aliquot/ sample size ratio between the trench, power auger and diamond drill samples. Core samples were analyzed for gold using a 50 g aliquot and determination by fire assay techniques. Trench and augur samples were crushed to –200 mesh and 2 kg sub samples were analyzed for gold using cyanide leaching (BLEG) with atomic absorption spectrometric determination. A screened metallics assay was subsequently used for those samples found to contain high gold values. In this technique, the coarse oversize was separated during grinding of a second sub sample and analyzed separately with a calculated final result combining weighted values from the coarse and fine fractions

No details were available to the authors concerning sample security, sample custody or sample tracking procedures used by RDTM. It is the author's opinion that activities would have been based on accepted industry standards and adequate for the purpose.

There is no written record of QA/QC procedures utilized by RTDM for analytical work related to this project. RTDM relied on Nomos to maintain acceptable instrumental precision through the re-analysis of duplicate pulp samples. The following table summarizes the instrumental precision achieved by Nomas for the three types of samples analyzed in 1994-95. The correlation co-efficients indicate excellent analytical precision.

Table 4 Analytical Precision Statistics

Sample Type	Total Samples	% Re-Analyzed	Correlation Coefficient
Soil & Trench	1310	38	0.9988
Augur	348	63.5	0.9982
Rock	109	25.7	0.9990

It is the authors opinions that it is reasonable and prudent to rely on the fact that the RTDM sampling methodology and execution, as well as the analytical work would have been professionally executed in accordance with accepted industry standards and reported upon reliably.

Data Verification

During the site visit Mr. Winfield was able to verify that the location, access and general layout of the property was consistent with reports prepared by RTDM and Altoro. A handheld GPS unit was used to determine the location of mineralized zones and garimpo pits with respect to the boundaries of the exploration licence and the surface rights title. The main mineralized area and pit workings fall within the exploration licence and lie partly within the area of the Amorim Estate surface rights (see Figure 2 above).

Mr. Winfield was able to examine archived RTDM diamond drill cores and review copies of the original assay certificates of analyses done at Nomos. Metre markings, sample intervals and sample numbers recorded on the core boxes allowed a check of specific intervals as to geology and gold values. The mineralized intervals referenced in Tables 3 and 4, were inspected and show an excellent correlation with diamond drill hole data found in the RTDM reports and on assay records, indicating the absence of obvious significant transcription errors.

During the property visit by Mr. Winfield, limited check sampling was carried out in order to verify the presence of gold values within the mineralized zones and in the process material of the 2003 garimpo operation. Descriptions of the samples and results are included in the heading "São Jorge Project - Mineralization".

Outcrops in the open pits were sampled with continuous chip samples, resulting in a 2-3 kg sample weight over a 2 m interval. Care was taken to representatively sample both vein and fracture material, as well as the massive host rock. Two heap leach pads were also sampled by taking the loosely compacted material, either from the surface or from vertical channels where faces were exposed. From the new, western #2 heap leach pad, three samples were taken of leached, unleached and partially leached material which, assayed 0.137 g/t Au (SJ007), 1.045 g/t Au (SJ006), and 0.824 g/t Au respectively. From the inactive northern #1 heap leach pad, two samples of leached material were taken assaying 0.384 g/t Au (SJ009) and 0.216 g/t Au (SJ 010). These samples of heap leach material substantiated the presence of gold values in accordance with the values reported from previous exploration and by Tapajos Mineração. Complete analytical results derived from these samples are reported in appendix 2.

Samples taken by Mr. Winfield were sealed in the field with zip ties. The samples were later sealed with epoxy and remained in his possession until they were sent via Varig, Brazil's national airline, from Belem to ALS Chemex's independent sample preparation facility in Luziania, Brazil. There, following sample preparation, representative portions were shipped to ALS Chemex in Vancouver Canada for analysis. Analytical results of the check sampling are presented in Appendix 2.

Mineral Processing and Metallurgical Testing

BRM has not undertaken any metallurgical test work on the São Jorge mineralization. The following disclosure is considered relevant to the historical inferred resource calculations included under the heading "São Jorge Project - History".

As part of its work program, RTDM contracted Metais Especiais Consultoria Ltda., a Brazilian independent laboratory, to perform metallurgical testing of primary sulphide mineralization from São Jorge (Ellis, 1996). Two samples, AW SJT 81 and CTOR R 04, weighing 2.2 and 2.36 kg respectively, were used in the test work. The samples were first crushed and ground to >88% -150 mesh and then tested for gravity recovery of gold. The gravity tails were subsequently used for both bottle roll and flotation testing.

Due to the limited nature of the testing as well as the lack of information available on the samples used in the testing, no comment can be made as to how representative they were of the mineralization and whether results would be applicable to the entire mineralized zone. As such the results presented in Table 5 set out below should be viewed as only indications of possible recoveries pending results of a more extensive metallurgical testing investigation.

Results of this very limited testing, indicate that mineralization at São Jorge may be amenable to processing by standard methods with relatively high recoveries.

Table 5 Metallurgical Test Results

	AW SJT 81	**CTOR R 04**
Sample		
Sample Weight (kg)	2.204	2.36
Head Grade (g/t Au)	7.3	28.07
Gravity Test		
Recovery (%)	45.04	66.71
Bottle Roll Test		
Sample weight (kg)	0.5	0.5
Sample Grade (g/t Au)	4.13	8.89
Leach Recovery (%)	83.40	91.45
Cyanide Consumption (kg/t)	0.40	2.00
Flotation Test		
Sample Weight (%)	0.6156	0.9949
Sample Grade (g/t Au)	4.13	8.84
Flotation Recovery (%)	89.64	54.03

Additional supporting evidence suggesting that relatively high recoveries can be achieved in processing São Jorge primary sulphide mineralization was provided by results of a petrographic study done for Altoro by Mason Geoscience Pty. Ltd., an independent laboratory in Australia. Three relatively high grade samples (B1, B2, B3), assaying 24.7, 23.2 and 9.8g/t Au respectively, contained 5 to 100 micron sized gold grains within pyrite. This limited study, concluded that "the relatively large size of the gold grains, should result in liberation at modest grind sizes giving high recoveries in bottle roll tests".

Resource Estimations

There are no other resource calculations beyond those completed by RTDM in 1997 and disclosed under the heading "San Jorge Project – History".

Interpretation And Conclusions

The exploration programs of RTDM were carried out in a logical and systematic manner with the objective of investigating the known saprolite and primary sulphide mineralized zones present at the original São Jorge garimpo pit. Mineralization at São Jorge was initially outlined by results of a soil sampling program centered on the original garimpo open pit. This defined a 1,500 m by 300 m geochemical anomaly with elevated gold values. Within this anomaly is a consistently anomalous zone (> 100 ppb) measuring 1,200 m by 300 m with individual values up to 898 ppb Au and 2.6% Cu. Follow up work included auger sampling, trenching and detailed mapping at a scale of 1:100 within the open pit workings. This delineated a structurally controlled deformation zone approximately 100 m wide and 500 m long with a strike of approximately 290°, coincident with the orientation of the elongate open pit garimpo working. Within this broad corridor, detailed mapping and sampling defines a series of anastomozing zones of hydrothermal alteration containing primary sulphide gold mineralization. Alteration/gold mineralization follows two prominent structural orientations. A primary direction at 270-290° dipping at 80°to the southwest, and a secondary direction at 20-70°, dipping steeply to the northwest are recognized.

Primary sulphide gold mineralization within the deformation zone was further investigated by an initial program of 7 diamond drill holes (FSJ 1, 2, 3, 4, 5, 6, and 8) on widely spaced sections approximately 200 m apart. This defined a mineralization zone in bedrock approximately 500 m long and 100 m wide to a vertical depth of 170 m in diamond drill hole FSJ 2. Within this broad deformation zone individual alteration/mineralization zones ranging from several centimetres, up to approximately 20 m in width were defined. Following encouraging results of a scoping study, a second drill program of 16 holes was completed. Additional intersections extended the mineralized corridor a further 135 m to the east for a total length of 635 m and to a vertical depth of 255 m in drill hole FSJ 14 with mineralization still open to depth. Based on this additional drilling RTDM calculated the inferred resources listed in Table 1 set out above.

The development of the Wilton West garimpo pit approximately 200 m to the west of the main open pit identifies a strike extension of the São Jorge primary sulphide gold deposit. Mineralization identical to that in the main pit is well exposed at this new location, suggesting at least a 200 m extension of the primary sulphide mineralization to 835 m. Diamond drill holes FSJ 11 and FSJ 13, drilled from south to north on sections east and west of the Wilton West pit returned negative results. These diamond drill holes may well have been collared too far to the north to intersect the southward dipping mineralized corridor. Further work is required to define this possible extension of the alteration/mineralization zones within the deformation corridor to the west.

Altoro examined and sampled saprolite at three other garimpos located along strike to the west of the Wilton garimpo. The most significant gold mineralization was a 4 m channel sample containing 2.8 g/t Au. Visual examination of the mineralization indicated that the style of mineralization was identical to the Wilton and Wilton West mineralization. This suggests that primary mineralization may be continuous over a 2 km length of the deformation zone, which enhances the grass roots exploration potential of the São Jorge property.

Recommendations

In the opinion of MPH, the property has sufficient potential to warrant additional exploration based on results of previous exploration carried out by RTDM and Altoro.

The recommended Phase I work program should:

- Principally focus on further defining the primary sulphide mineralization within the main deformation corridor as exposed in the Wilton pit, and its extension in the Wilton West pit to the west. This can be accomplished through a diamond drill program of both infill holes between the current, widely spaced drill sections, and testing its western extension with two holes below the Wilton West pit. Holes should be planned to initially test to a maximum vertical depth of 300 m (Table 6). Drill results should be incorporated into the existing geological and assay database for use in preparing a new resource model.

- Further metallurgical testing should be carried out focusing on the primary sulphide mineralization.

- A scoping study should be prepared to establish the potential viability of an operation based on the newly defined resource estimates including current mining cost and recovery parameters.

- The property outside of the Wilton zone should be prospected, both to define the gold potential of the three known garimpo occurrences as well as prospect for new occurrences through soil, trenching and auger sampling.

- An environmental assessment and baseline study should be completed, concentrating on the area of the Wilton pit and existing garimpo workings.

Table 6 Summary of Proposed Phase I Diamond Drill Holes

Hole	UTM Co-Ordinates		Elevation	Length	Azimuth	Inclination
Number	Easting	Southing	(m)	(m)	(degrees)	(degrees)
P-1	657225	9282765	281	255	0	-55
P-2	657275	9282747	281	255	0	-55
P-3	657325	9282712	277	255	0	-55
P-4	657400	9282703	277	300	0	-55
P-5	657500	9282637	270	265	0	-55
P-6	657450	9282665	270	275	0	-55
P-7	657575	9282620	270	350	0	-55
P-8	656926	9282833	270	200	0	-55
P-9	656869	9282844	270	200	0	-55
Total				2,355		

A Phase II program would be warranted contingent on positive results from the scoping study and diamond drill results undertaken in the Phase I program.

- A Phase II program would focus on further development of the primary sulphide mineralization. A second program of drilling would be warranted to test the zone to a vertical depth of 300 m along its entire length. Drill hole coverage would need to be sufficiently dense so as to allow the calculation of indicated and measured resources to be used in a preliminary feasibility study.

- A smaller diamond drill program designed to further investigate the other three garimpo gold occurrences and their economic significance should also be completed. Diamond drilling to vertical depths of approximately 120 to150 m is recommended.

Proposed Work Programs and Budgets

Table 7 Phase I Work Program Budget

Activity	Expenditure (US$)
Diamond drilling, main sulphide zone, 2,355 m @ US$100/m	235,500
Sample preparation and analyses, 1800 @ US$25/each	45,000
Geological modeling and resource calculation	20,000
Metallurgical testing	14,000
Three garimpo pits, soil, trench and augur samples, 500 @ US$25/each	10,000
Sample preparation and analyses, 500 @ US$25/each	12,500
Environmental assessment and baseline study	20,000
Scoping study	20,000
Support costs	
Vehicles, 2 trucks, 3 months @ US$2,000/month	12,000
Airfares, 10 @ US$600/each	6,000
Accommodation and fuel, 10 persons, 3 months US$20/person	18,000
Project supervision and reporting, 6 months @ US$7,000/month	42,000
General administration and overheads, ~ 10%	45,000
Total	500,000

Table 8 Phase II Work Program Budget

Activity	Expenditure (US$)
Diamond drilling main sulphide zone, definition , 3,300 m @ US$100/m	330,000
Diamond drilling, 2 holes at each of 3 garimpo pits, 900 m @ US$100/m	90,000
Sample preparation and analyses, 2,600 @US$ 25/each	65,000
Support costs	
Vehicles, 2 trucks, 4 months @ US$2,000/month	16,000
Airfares, 10 @ US$600/each	6,000
Accommodation and fuel, 6 persons, 4 months US$20/person	14,400
Preliminary feasibility study and resource estimation	20,000

Activity	Expenditure (US$)
Project supervision and reporting, 5 months @ US$7,000/month	35,000
General administration and overheads, ~ 10%	57,600
Total	634,000

OTHER PROJECTS

The source of any technical information set out below as it relates to RHI's other projects has been prepared by management of RHI or external geology consultants (where specified). The projects described below are generally early stage exploration projects without known bodies of commercial ore, however, the projects are located in geological settings with known ore bodies.

Ăgua Branca Project, Pará State

The 7,900 ha Ăgua Branca Project is located in western Pará State within the Tapajos Gold Camp. This gold camp has a history of both garimpo and conventional mining plus exploration by international mining companies. It is also one of the richest grade gold camps in Brazil. Regional garimpo activity started in the 1960s and continues at approximately 300,000 oz (9.5 t) per year, with an estimated total production of 64 million oz (2,000 t) since 1960 from all sources.

Access to the permit is by road, approximately 30 km northwest of the Transgarimpeira highway, approximately 70 km west-northwest of the São Jorge Project.

BRM acquired Centaurus Brazil's 100% interest in the Ăgua Branca Project on July 16, 2004 (see "Material Contracts – Subscription Agreement between Centaurus Resources Ltd., David O'Connor, RHI, Resource Holdings 2004 Inc. and Tau Services dated July 16, 2004 and "- Agreement for the Assignment and Transfer of Mineral Rights and Other Covenants between Centaurus Brazil and RHI dated July 16, 2004"). The interest consists of a letter agreement between Centaurus Brazil and Raimundo Nonato dos Santos ("**Santos**") dated June 30, 2003 relating to an application for an exploration licence and applications for garimpo (alluvial) mining permits relating to the Ăgua Branca Project. Pursuant to the letter agreement, the following consideration is payable to Santos: (i) US$5,000 on the approval of the DNPM for the registration; (ii) US$20,000 within six months of the initial payment; (ii) US$40,000 within 18 months of the initial payment; (iii) US$80,000 within 30 months of the initial payment; (iv) US$150,000 within 42 months of the initial payment; and (v) a 2% NSR. BRM has the right to buy out the 2% NSR for US$2 million. The transaction with Centaurus Brazil was at arm's length. Santos is also at arm's length to BRM.

The historical garimpo workings on the Ăgua Branca Project cover an area measuring about 2,000 m by 500 m. Previous work by an international mining company focussed their exploration on this area. Both oxide and primary gold mineralization was investigated by channel sampling and very limited augur and diamond drilling.

The geology of the Ăgua Branca permit area is dominated by a granitic intrusion within metavolcanic rocks of Archean to Proterozoic age. Gold mineralization is associated with linear hydrothermal alteration zones within a granitic stock surrounded by metavolcanic rocks. Similar to other gold deposits in the region the mineralization is associated with the northwest-trending crustal-scale Tocantinzinho deformation corridor.

Highlights of previous work on the property include the following:

Location	Channel Sample Length (m)	Assay (g/t Au)	Augur Sample Length (m)	Assay (g/t Au)
Ivair 1	28	0.73	12	2.94
Ivair 1	14	1.25	12	3.79
Ivair 1	25	1.48	11	3.58
Ivair 1	37	1.99	4	2.95
Ivair 2	36	1.28	6	1.00
Carlinhos 1	24	0.66	9	3.97
Carlinhos 1			12	3.53
Carlinhos 2	25	1.46		
Olho de Peixe	24	1.18		

The primary mineralization at the Ivair location was tested by two diamond drill holes, returning the following assays:

DDH No.	Core Length (m)	Assay (g/t Au)
01	40	1.06
including	12	2.05
02	32	0.90
including	4	2.49
including	4	2.37

The limited work by previous operators returned potentially economic gold values over a small area of the 2,000 m by 500 m historical garimpo operations. The association of gold mineralization within the large scale Tocantinzinho deformation corridor, as at São Jorge, suggests a far greater potential for this property than has been ascribed to it. The style and grade of the gold mineralization indicate that further development of the property should focus on defining a bulk tonnage deposit.

Rio Maria Project, Pará State

The Rio Maria Project is in the south-eastern part of Pará State, east of the town of Rio Maria (population ~ 10,000), which is connected by paved highway to the state capital of Belem. Five exploration licences cover 45,153 ha of early Proterozoic metasedimentary and Archean metavolcanic rocks of the Rio Maria Greenstone Belt located on the eastern margin of the Amazonian Craton.

BRAZMIN, the beneficial owner of applications for exploration licences and exploration licences relating to the Rio Maria Property (the "**Rio Maria Mineral Rights**"), has granted to Teck Cominco Brasil S/A ("**Teck Cominco**") the option to purchase the Rio Maria Mineral Rights. Teck Cominco is at arm's length to BRAZMIN.

Pursuant to an option agreement between BRAZMIN and Teck Cominco dated January 18, 2005, Teck Cominco will be entitled to exercise the option by incurring the following cumulative work and exploration expenditures on the Rio Maria Mineral Rights: (i) US$150,000 by December 31, 2005; (ii) US$250,000 by December 31, 2006; (iii) US$350,000 by December 31, 2007; and (iv) US$550,000 by December 31, 2008, and by making the following non-cumulative payments to BRAZMIN: (i) US$40,000 on the execution of the option agreement; (ii) US$80,000 on or before December 31, 2005; (iii) US$150,000 on or before December 31, 2006; and (iv) US$300,000 on or before December 31, 2007.

Except for the initial payment of US$40,000 and the first year work expenditures, all other payments and work expenditures are at Teck Cominco's option.

In the event that Teck Cominco exercises the option to acquire the Rio Maria Mineral Rights, BRAZMIN will be entitled: (i) to receive a 1% NSR; or (ii) in the event that Teck Cominco identifies a gold deposit in the Rio Maria Project, to acquire an interest in the project on the following basis: (1) if the gold deposit contains more than one million oz of gold in a mineable resource category based on a pre-feasibility level study prepared by Teck Cominco, BRAZMIN will have the option to acquire a 45% interest on that part of the property that covers the gold deposit, with the necessary surrounding areas to conduct mining operations , by paying to Teck Cominco an amount equal to the total amount invested by Teck Cominco on the Rio Maria Project and committing to fund 45% of the cost of a feasibility study of the project; or (2) if the gold deposit contains less than one million oz of gold in a mineable resource category based on a pre-feasibility level study prepared by Teck Cominco, and Teck Cominco is not actively exploring for additional resources or other metals in the area of the gold deposit, BRAZMIN shall have the option to acquire a 100% interest on that part of the property that covers the gold deposit by paying to Teck Cominco an amount equal to 200% of the total amount invested by Teck Cominco on the Rio Maria Project and committing to fund a feasibility study for the project, in which event Teck Cominco will have the right to receive a 1% NSR.

Major mines in region include the CRVD Carajas iron mines (160 km northwest) and the iron oxide copper gold (IOCG) Salobo deposit (789 Mt @ 0.96% Cu, 0.52 g/t Au) located 200 km to the northwest. The Salobo appears to be hosted in the same belt of rocks as the Rio Maria Project. Smaller heap leach gold mines located 20 km (Mamao) and 30 km (Babagu) southeast attest to the mining potential of this portion of the Carajas district. An estimated 15 t of gold have been produced by informal miners from alluvial and bedrock gold deposits within and west of the Rio Maria property.

The geology of the Rio Maria Project is dominated by the Andorinhas syncline, with clastic metasedimentary rocks of the Rio Fresco Group overlying dacite, mafic / ultramafic metavolcanic rocks and iron formations of the Andorinhas Group. Exploration by one company in the 1995-1997 period focused on the gold potential of the Andorinhas Group, yielding potentially economic gold values in saprolite trenches summarized in the following table.

Location	Width (m)	Gold (g/t)	Location	Width (m)	Gold (g/t)
Pampeana	2.0	2.2	Pampeana	2.0	1.3
Pampeana	3.0	3.4	Pampeana	7.0	1.2
Pampeana	8.0	4.4	Pampeana	6.0	2.7
Pampeana	3.0	5.3	Pampeana	6.0	11.1
Pampeana	6.0	3.7	RM-4	2.3	3.3
Pampeana	10.0	5.3	Rufino	8.8	2.4

Another company in the 2001-2003 period focused on the IOCG and sedimentary Cu-Zn mineralization potential associated with the Archean / Proterozoic contact. Geological mapping, geochemical, geophysical surveys and scout drilling, returning anomalous geochemical results in the two target areas tested. Two targets were written off, and four targets require additional exploration for IOCG mineralization potential. One potential IOCG target is characterized by an unexplained "float" assaying 3.12% Cu, 1,150 g/t Ag, 14.4% Pb and 0.4 g/t Au.

In summary, the Rio Maria Project is an early stage exploration opportunity with significant potential for both IOCG mineralization and lode gold deposits.

Campo Grande Project, Minas Gerais State

The Campo Grande Project is located in the Iron Quadrangle gold camp, approximately 100 km west of Belo Horizonte, the capital of Minas Gerais State. A network of paved and gravel roads facilitate vehicle access in the area. The Iron Quadrangle is a world-class gold camp, and has maintained continuous gold production since the 17th century. The main gold mines in the camp are Morro Velho (> 470 t Au), Cuiaba (> 200 t Au) and Raposos (> 100 t Au). In the 1980's and 1990's, Anglo American mined four small to medium sized oxide gold deposits located 4 to 5 km southeast of Pitangui, which is along strike from the Campo Grande Project. It is estimated that approximately 1 million oz were extracted from these deposits.

The Campo Grande Project consists of three exploration areas covering approximately 3,000 ha, of which BRAZMIN owns two claims with respect of the three areas and has an option to acquire, which was granted on January 1, 2004, from an arm's length party a 100% interest in an exploration licence with respect to the third area. The option payments payable by BRAZMIN with respect to the exploration licence are as follows: (i) US$18,000 by December 10, 2005; and (ii) US$18,000 annually thereafter until the commencement of production. The third area is subject to a 1.5% NSR. BRM has the right to buy out the NSR for US$750,000.

The permits are underlain by the Archean Rio das Velhas Supergroup and the overlying Neoproterozoic age Minas Supergroup rocks represented by the Bambu Group. Primary gold mineralization is associated with two horizons in the Nova Lima Group, which is the basal portion of the Rio das Velhas Supergroup. The Nova Lima Group consists of komatiite flows, tholeiitic basalt flows and iron formation succeeded upward by mafic and felsic tuffs with intercalated carbonaceous sediments and capped by turbidites containing minor felsic and mafic flows, Iron formations host significant stratabound gold mineralization in the lower part of the group. The Lapa Seca "Formation", in the upper part of the group is a strongly hydrothermally altered shear zone approximately 30 m wide by 14 km long. This structure hosts the Morro Velho, Bela Fama, Bicalho and Paciencia deposits. Deposit sizes range from 0.5 to 20 m thick, 300 to 3,000 m long, with grades of 5-15 g/t Au.

On the property an intense hydrothermal alteration zone consisting of silicification and argillization occurs over an area 2,500 m long and 200 to 800 m wide, which is part of a 100 km long alteration zone. The silicic alteration exhibits massive and granular quartz, stockworks of grey quartz veins/veinlets and drusy quartz typical of epithermal style gold mineralization hosted in the Nova Lima Group of rocks.

Previous operators of the property identified strong Au, As and Sb soil geochemical anomalies (open to the north) coincident with the silicic alteration zone. Anomalous gold values (> 80 ppb) cover an area 1,600 m long by 200 m wide. The As anomaly (> 226 ppm) exhibits a good correlation with the Au anomaly over an area measuring 1,800 m long by 250-800 m wide. The Sb anomaly (> 50 ppm) measuring 1,300 m long by 800 m wide correlates with the northern portion of the Au and As anomaly, and may signify a greater economic potential for this part of the property.

Ground-truthing of the three-element soil anomaly consisted of two hand dug trenches in the southern part of the anomaly, in area remote from fault structures. Trench # 2 returned 0.2 g/t Au over a 73 m channel sample, with a maximum value of 1.38 g/t Au. This indicates that the source of the Au anomaly was not identified. Additional exploration is warranted to test the economic significance of the anomaly.

Serrita Gold Project, Pernambuco State

The Serrita Gold Project is located in the north-western part of Pernambuco State approximately 520 km west of Recife the state capital. Vehicle access to the property is via paved highway BR232, to Salgueiro, then 27 km northwest on secondary roads.

The Serrita Gold Project exploration licences cover approximately 8,000 ha over four areas and adjoins the Serrita Norte Project. BRAZMIN currently holds a 65% interest in each of the four Serrita Gold Project exploration licences and the remaining interest in the exploration licences is held by a group of individuals at arm's length to BRAZMIN.

The concession is located east of the crustal scale Bezerros Fault. The geology is characterized by medium to high grade quarto-feldspathic gneisses of probable Archean age. Paleoproterozoic to Mesoproterozoic age low to medium metamorphic grade rocks of the Salgueiro Group overlie the Archean basement rocks. The main rock types are quartz-plagioclase muscovite schists, sericite schists including biotite,cordierite and garnetiferous varieties intercalated with seicitic quartzites. Porphyritic granitic and granodioritic intrusions of Mesoproterozoic age are common.

The major structural elements of the area are northeast-trending recumbent folds, faults and extensive southeast dipping shear zones, which post date the felsic intrusions.

Three generations of quartz veins are recognized in the area. Very narrow, short strike length white quartz veins containing minor amounts of mariolitic pyrite, galena and iron oxides are generally barren. White to light grey quartz veins with minor amounts of galena, pyrite and chalcopyrite with associated feldspar, epidote, kaolinite and biotite alteration contain the highest gold grades. These veins are generally sheared and brecciated, 0.15 to 0.6 m (up to 3.6 m) wide and traceable for 2 km. White quartz veins containing massive hematite segregations and lenses with free gold constitute a second type of potentially economic gold mineralization.

Previous work by CPRM in the 1980's includes geological mapping, geochemical surveys, trenching and limited diamond drilling at five locations. On the basis of the shallow drilling (maximum 50 m vertical depth) and surface channel sampling inferred resources were calculated for the following locations.

Location	Number of Veins	Tonnes	Gold Grade (g/t)	Gold Content (kg)
Ingá	6	225,850	10.37	2,340
Canafistula	4	56,300	17.40	980
Tabuileirinho	1	47.760	7.53	360
Poco do Cachorro	2	14,610	14.62	214
	13	344,520	11.31 Average	3,894 (125,190 oz)

Serrita Norte Project, Pernambuco State

The Serrita Norte Project is located near Cedro, in the northwest part of Pernambuco State, approximately 520 km west of Recife, the state capital. Vehicle access to the property is via paved highway BR232 to Salgueiro and a further 50 km northwest through Serrita to the project area. The Serrita Norte exploration licences cover approximately 8,000 ha over four areas and adjoins the Serrita Gold Project. BRAZMIN currently holds a 65% interest in each of the four Serrita Norte Gold Project exploration licences and the remaining interest in the exploration licences is held by a group of individuals at arm's length to BRAZMIN.

The concession is located at the eastern margin of the Borborema structural province of Mesoproterozoic and lower Palaeozoic age rocks. The Proterozoic domains consist of metasedimentary and metavolcanic rocks of the Cachoeirinha and Salgueiro groups respectively intruded by granitic stocks. The main lithologies are sericite / chlorite schist, phyllite, greywacke and mafic volcanic rocks. Palaeozoic lithologies are dominated by conglomerate, shale, siltstone and argillite. The major structural elements of the area are northeast-trending folds and faults.

Silurian / Devonian flat lying arenites and conglomerates occupy the northern part of the permit area (Mauriti Formation). Proterozoic age sericite – quartz schists, garnetiferous sericite – schists and locally biotitic phyllites underlie the central part, and porphyritic granodiorite and granite intrusions occupy the south-western part of the permit area.

Gold mineralization on the property is associated with two types of quartz veins. White and grey quartz veins containing sparse pyrite, pyrrhotite, chalcopyrite, galena and free gold. These veins are located within shear zones are slightly discordant with the schistosity and trend 140° to 160°. In most cases multiple 3 cm to 1.5 m thick quartz veins occur over widths of 50 to 100 m and are up to 300 m long. High grade gold mineralization is also associated with quartz – hematite veins. These veins strike 130° and dip 60° northeast and have gold mineralization in their alteration envelopes.

Previous work by CPRM in January, 2004 included geological reconnaissance mapping, and character sampling at abandon garimpos. At the Gameleira de Baixo location chip sampling returned an assay of 100.3 g/t Au and 132 g/t Ag over 0.6 m of vein and 4.79 g/t Au and 3.8 g/t Ag over 0.2 m of wall rock alteration. This vein is known over a 600 m strike length.

Other highlights of the sampling include: (i) 44.0 g/t Au, 3.0 g/t Ag over 0.6 m at Antonio do Leite; (ii) 17.95 g/t Au and 33.1 g/t Ag over 1.0 m at Gameleira de Baixo; and (iii) 11.7 g/t Au over 1.0 m at Baixio do Ouro.

Additional exploration, of these zones may lead to the outlining of several small tonnage high grade deposits.

São Julião Project, Piaui and Ceara States

The São Julião Project is located approximately 650 km west-northwest of Recife on the western slope of the Serra dos Cariris Novos Mountains in Piaui and Ceara States. Vehicle access is by the paved highway between Juazeiro do Norte and Picos and numerous secondary roads traversing the property.

This project consists of seven exploration licences divided into three distinct areas, covering an aggregate of approximately 14,000 ha.

BRAZMIN obtained the right to acquire a 100% interest in the São Julião Project exploration licences from an arm's length party on January 1, 2004. The option payments payable by BRAZMIN as directed by the arm's length party with respect to the São Julião Project are US$20,000 annually until the commencement of production. The São Julião Project is subject to a 1.5% NSR. BRM has the right to buy out the NSR for US$750,000.

Regionally, the property is located in the volcano-sedimentary Paleoproterozoic São Julião Greenstone Belt. The basal portion comprises felsic volcanic and pyroclastic flows horizons with intercalated mafic volcanic flows. Banded iron formation, limestone beds, amphibole (garnet) schist, quartzite and sandstone overlie the volcanic sequence. Small second order extensional basins containing terrestrial conglomerate and sandstone (Jaibaras Group) are developed at the top of the sequence. Anorogenic alkaline granite batholiths emplaced at the end of the Brasiliano orogeny are present in the southern part of the area. Structurally the area is characterized by a broad open syncline, northeast-trending ranscurrent faultsand secondary north northwest-trending faults. South of the property the crustal scale Patos lineament (> 400 km long) strikes east-west across the region.

Palaeozoic age carbonate and epiclastic rocks of the Serra Grande Formation cover the northern part of the São Julião Greenstone Belt.

There are numerous copper and gold showings and occurrences known in the region, and the geological setting suggests that the IOCG deposit model is applicable to this project.

The previous operator of the property conducted a Landsat imagery processing program, soil sampling, rock chip sampling and airborne magnetic and electromagnetic surveys over all of the permit blocks.

The airborne geophysical survey identified three new target areas for copper mineralization in areas featuring favourable lithologies, strongly silicified rocks, hematitic breccias and known copper showings.

The Carnaubinha target area consists of anomalous copper and gold soil geochemical results defining two parallel north-northwest-tending horizons associated with silicified zones containing disseminated chalcopyrite, chalcocite and bornite. Samples from six trenches returned 0.5% Cu on average, in an area measuring approximately 400 m by 5 to 6 m wide.

The Cruz das Almas target is characterized by microfractured rhyolite intruded by coarse grained granitic dikes. Sulphide mineralization consists of disseminated pyrite and hematite/chalcopyrite in fractures. Three trenches returned chip samples suggesting economic mineralization (0.95%, 1.4%, 4.1% and 7.5% Cu) over a 200 m strike length. A rock sample from a quartz vein in trench # 3 returned a value of 4.94 g/t Au, suggesting that additional interesting gold mineralization may be present in the area.

The Mandacaru target area was explored by trenching and seven diamond drill holes in the 1970's. The mineralized zone is approximately 5 km long and 2 km wide and hosts 16 copper occurrences localized in altered sedimentary rocks adjacent to the Mandacaru granite intrusion. Copper mineralization consists of malachite, chalcopyrite, bornite and disseminated pyrite in fractures, silicified zones and breccias. Locally the sedimentary rocks contain lenses of stratabound copper mineralization. Recent chip sampling of the showings indicates that 13 of 21 samples collected returned values > 0.5% copper, with a maximum value of 2.9% copper. Historical drill results have not been examined.

Tocantinzinho Project, Pará State

The Tocantinzinho Project, which covers approximately 13,000 ha, is located in the famous Tapajos Gold Province, the site of one of the world's largest gold rushes, which took place in northern Brazil from the early 1980's to the mid 1990's. During this period, it is estimated that between 20 to 30 million oz of gold have been produced by primitive artisinal methods. By the mid 1990's the easy alluvial gold was mostly exhausted, and the miners turned to primary sources. However, due to a lack of technology and capital, the full potential was not realized.

Except for a few minor unsuccessful forays by a handful of companies in the mid 1990's, the Tapajos Gold Province is virtually unexplored by modern exploration methods. In a well-mineralized province that measures 350 km by 300 km, less than 50 drill holes have been completed, and these holes were completed primarily on a few individual projects, including the São Jorge Project, Ouro Roxo and Castelho dos Sonhos.

The Tocantinzinho Project lies at the intersection of a north-south lineament and a major WNW-ESE "mineralizing trend". The latter is a WNW structural-scale shear that hosts other significant gold deposits, including São Jorge, Mamoal, Cuiu Cuiu, and Bom Jardin, all of which host extensive primary gold mineralization.

Pursuant to a series of agreements, EIMB – Empresa International de Ineracao Do Brasil Ltda. ("**EIMB**") obtained the right to acquire the Tocantinzinho applications on transformation of the applications from garimpo (alluvial) mining permits into one or more claims for exploration licence (i.e., to transform the garimpeiro (alluvial) mining regime into the exploration regime). A single option payment of US$8,000 (US$3,000 of which has been paid) is payable by EIMB to an arm's length party with respect to the Tocantinzinho Project. The balance of the option payment is due upon the confirmation of the applications by DNPM. The Tocantinzinho Project is subject to a 0.5% NSR.

SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS

The following has been derived from, should be read in conjunction with, and is qualified in its entirety by the unaudited consolidated financial statements of RHI dated as at November 30, 2004 (see "Financial Statements" below).

	Period From Incorporation (July 8, 2004) to November 30, 2004
Revenues	Nil
Gross Profit	Nil
Exploration and Development Expenses	Nil
General and Administrative Expenses	$ 156,275
Net Income (Loss)	
Total	$ (156,275)
Per RHI Share	$ 0.03
Per RHI Share (Fully Diluted)	$ 0.03

	As at November 30, 2004
Working Capital	$ 814,625
Deferred Exploration Expenditures	$2,390,504
Other Assets	$ 6,933
Long Term Liabilities	$ 683,136
Shareholders' Equity	
Dollar Amount	$2,528,926
Number of Securities [1]	11,720,000

Notes:

(1) There are 11,720,000 RHI Shares issued and outstanding as of February 28, 2005.

For further details relating to financial operations of the Company, see "Financial Statements" below.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations of the Company for the period commencing on the date of incorporation of the Company (July 8, 2004) and ending November 30, 2004, and should be read in conjunction with the interim financial statements of the Company for such period, together with the accompanying notes, included elsewhere in this Information Brochure.

Overview

The Company was incorporated on July 8, 2004. The Company is in the process of completing the Private Placement (as defined below) to, among other things, finance the completion of a two phase exploration program on the São Jorge Project in the manner described under "Private Placement – Use of Funds".

The following discussion and analysis provides a summary of the interim financial information of the Company contained elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. See "Forward Looking Statements" above.

Results of Operations

The Company commenced operations during July, 2004. As the focus of management during the period from incorporation (July 8, 2004) to November 30, 2004 was on organizing the Company and negotiating the terms surrounding the acquisition of the São Jorge Project and the remaining projects in which it has an interest, no revenues were realized or significant expenses incurred. During this period, the Company has issued, through various issuances, an aggregate of 11,720,000 RHI Shares as a result of which it received cash proceeds of $1,360,201. The cash proceeds arising from the issuances were used by the Company to finance the operations of the Company, to make the initial payment of US$50,000 to Centaurus Brazil in respect of the acquisition of the São Jorge Property, and for general corporate purposes.

Liquidity and Capital Resources

The Company had working capital of $814,625 as at November 30, 2004. The Company funded operations during the period from incorporation (July 8, 2004) to November 30, 2004 through the proceeds arising from the issuances of RHI Shares.

As the São Jorge Project is at the exploration stage, the Company has no sources of revenue other than interest earned on its cash. The primary source of funding for the Company is the issue of equity capital. The proceeds of the Private Placement, together with the Company's current cash assets, will be sufficient to fund the Company's activities, including the recommended exploration program on the São Jorge Project. See "São Jorge Project – Proposed Work Programs and Budgets" and "Use of Proceeds". The Company's capital requirements in the future will be largely dependant upon the success of its various exploration programs. Until such time as a feasibility study is completed and a production decision is made with regard to one of the Company's properties, it is expected that the only available source of future capital will be through the issuance of additional equity shares. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the Company's exploration activities, and upon the state of the capital markets generally. See "Risk Factors".

Trends

For a discussion of trends which may affect the liquidity and capital resources of the Company, see "Business of the Company – General Development – Trends".

Risks and Uncertainties

The Company does not have any policies for controlling risks associated with its financial instruments.

The principal activity of the Company is the acquisition, exploration, development and operation of mineral properties and it is inherently risky. Exploration is capital intensive and the Company currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company. See "Risk Factors".

MANAGEMENT OF RHI

Directors

RHI has a board of directors consisting of three individuals. The following sets forth the name, municipality of residence, positions held with RHI and the principal occupation of each of the directors of RHI within the five preceding years.

Name and Municipality of Residence	Director Since	Principal Occupation	Number of RHI Shares Held
David Aronovitz Norwood, South Africa	July 8, 2004	Independent Strategic Marketing Consultant, (1999 - Present)	710,000
Luis Mauricio F. de Azevedo Rio de Janeiro, Brazil	July 8, 2004	Partner (Lawyer), FFA Legal Simples Ltds. (1997 to Present); Partner (Lawyer), Ferraz Ferraiuoli Azevedo Consultoria Ltda. (1997 to 2004)	100,000
Manfred Leventhal Thornhill (Ontario), Canada	July 8, 2004	Chief Operating Officer, Tau Capital Corp. (1999 to Present); Senior Principal, KPMG LLP (1989 to 1999)	Nil

A description of each of the directors of RHI (including details with regard to their principal occupations for the last five years) follows:

David Aronovitz is and has been an independent strategic marketing consultant since 1999. Mr. Aronovitz obtained a diploma in Marketing Management from the Damelin Management School in association with the London Institute of Marketing Management in 1971 and is a member of the Institute of Marketing Management (IMM) since 1972. Mr. Aronovitz dedicates approximately 10% of his time to the Company and has not entered into any non-competition or non-disclosure agreement with the Company.

Luis Mauricio F. de Azevedo is a lawyer and a geologist in Brazil with over 20 years of experience in the mining industry, dealing primarily with gold, industrial minerals, copper and nickel. Mr. Azevedo received a Geology Degree from Universidade Do Estado Do Rio De Janeiro in 1989, a Law Degree from Faculdade Integradas Candido Mendes in 1992 and a Master of Law Degree from Pontifice Universidade Catolica Do Rio de Janeiro in 1995. He has been a partner at FFA Legal Simples Ltds. since 1997. Mr. Azevedo dedicates approximately 50% of his time to the Company and has not entered into any non-competition or non-disclosure agreement with the Company.

Manfred Leventhal is a Certified General Accountant. Mr. Leventhal obtained a degree in the Theory of Accountancy from the University of the Witwatersrand in 1974. He was a senior principal at

KPMG LLP in Toronto, Canada from January 1989 to July 2000. Since July 2000, he has been serving as Chief Operating Officer of Tau Capital Corp., which provides administrative services to RHI as well to a TSX listed company that operates in the mining industry in Africa. Mr. Leventhal dedicates approximately 30% of his time to the Company and has not entered into any non-competition or non-disclosure agreement with the Company. Mr. Leventhal was formerly a director of Intelligent Web Technologies Inc. ("**IWTI**") (formerly cs-live.com inc.). While acting as a director of IWTI, a temporary cease trading order was issued by the Ontario Securities Commission on July 11, 2002, as extended by a further order made on July 23, 2002, directing that trading in the securities of IWTI cease as a result of IWTI's failure to file its financial statements. The TSX Venture Exchange suspended trading of IWTI's securities as a result of the order. The order was revoked on September 20, 2002 upon the filing of the financial statements with the appropriate regulatory authorities. Mr. Leventhal resigned as a director of IWTI effective February 24, 2003.

The directors will continue to hold office until the next annual meeting of the shareholders of RHI or until their successors are appointed or elected.

Officer

The sole officer of RHI is Pluto Nominees Limited ("**Pluto**"). Pluto was appointed Secretary of RHI on July 8, 2004. Pluto is a Barbados-based company offering company secretary services. Pluto does not own, directly or indirectly, any RHI Shares.

Ownership of RHI Shares by Directors and Officer

As of the date hereof, the current directors and officer of RHI as a group, own, directly or indirectly, an aggregate of 810,000 RHI Shares or approximately 6.91% of the outstanding RHI Shares.

Conflicts of Interest

Certain of the directors of RHI also serve as directors and/or officers of other companies involved in mineral exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by any of such directors involving RHI should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of RHI and its shareholders. In addition, each of the directors is required to declare the material facts of the interest and act in accordance with the conflict of interest provisions set out in the articles of association of RHI.

EXECUTIVE COMPENSATION

Compensation Summary

No person served as Chief Executive Officer, Chief Financial Officer or executive officer of the Company during the most recently completed financial year. As a result, the Company does not have any executive compensation to report at the end of the most recently completed financial year.

RHI does not have any long term incentive plans nor does it provide retirement benefits for its directors and officer.

Compensation of Directors

The directors do not receive any compensation from RHI in their capacity as such, other than the reimbursement of travel and other out-of-pocket expenses incurred in attending directors' and shareholders' meetings and for dealing with RHI business matters.

Administrative Services

RHI has entered into an administrative services agreement (the "**Administrative Services Agreement**") with Tau Capital Corp. ("**Tau**") as of August 1, 2004. The Administrative Services Agreement has an initial term of three years, terminating on July 31, 2007, subject to further renewal by the parties to the agreement. In consideration for the provision by Tau to RHI of the administrative services, RHI will pay to Tau a monthly service fee of $10,000 until the listing of the RHI Shares on a Canadian stock exchange. Upon the listing of the shares, Tau will be paid a monthly service fee of $20,000.

INDEBTEDNESS OF DIRECTORS, OFFICER, PROMOTERS AND OTHER MANAGEMENT

No director, officer, promoter or member of management of RHI or any of their respective associates or affiliates has been indebted to RHI since incorporation.

CONSULTANTS

As of the date of this Information Brochure, RHI has retained the services of four consultants.

DESCRIPTION OF SHARE CAPITAL

RHI has one class and one series of shares divided into an unlimited number of shares of no par value. The shareholders of RHI are entitled to one vote for each RHI Share on all matters voted on by the shareholders of RHI and are entitled to receive such dividends as may be declared by the directors out of the funds legally available therefore and to receive the remaining property of RHI on dissolution. The RHI Shares are subject to redemption, purchase or acquisition by RHI for fair value. The shareholders of RHI have no pre-emptive, redemption or conversion rights. As at February 28, 2005, 11,720,000 RHI Shares were outstanding.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and officer of RHI, no person, as of the date hereof, beneficially owns, directly or indirectly, or exercises control or direction over RHI Shares carrying more than 10% of the voting rights attached to all RHI Shares.

DIVIDEND RECORD

RHI has not declared any dividends since its incorporation, and has no plans to declare any dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth a summary of the prior sales of securities of RHI since its incorporation:

Date of Issuance	Number of RHI Shares Issued	Price per RHI Share ($)	Total Consideration ($)
September 30, 2004	2,000,000	0.0001	200.00
September 30, 2004	500,000 (1)	0.000002	1.00
September 30, 2004	5,500,000 (2)	-	-
October 14, 2004	2,720,000	0.50	1,360,000.00
October 25, 2004	1,000,000 (3)	-	-
TOTAL	11,720,000	-	1,360,201.00

Notes:

(1) Issued pursuant to the terms of the Subscription Agreement between Centaurus Resources Ltd., David O'Connor, RHI, Resource Holdings 2004 Inc. and Tau Services dated July 16, 2004 – see "Material Contracts - Subscription Agreement between Centaurus Resources Ltd., David O'Connor, RHI, Resource Holdings 2004 Inc. and Tau Services dated July 16, 2004" below.

(2) Issued pursuant to the terms of the Quota Purchase Agreement between Argyle Securities Limited and RHI dated September 7, 2004 - see "Material Contracts - Quota Purchase Agreement between Argyle Securities Limited and RHI dated September 7, 2004" below.

(3) Issued pursuant to the terms of the Quota Purchase Agreement between Luis Mauricio F. de Azevedo and RHI dated October 24, 2004 – see "Material Contracts - Quota Purchase Agreement between Luis Mauricio F. de Azevedo and RHI dated October 24, 2004" below.

The following table sets forth the capitalization of RHI:

	Authorized	Outstanding as at November 30, 2004 (Unaudited) ($)
Indebtedness		
Long-Term Debt		683,136
Shareholders' Equity		
RHI Shares	Unlimited	2,685,201
Deficit		(156,275)
		2,528,926
Total Capitalization		3,212,062

PRIVATE PLACEMENT

Plan of Distribution

On December 9, 2004 RHI entered into an engagement letter with Haywood Securities Inc. ("**Haywood Securities**"), pursuant to which, among other things, Haywood Securities, along with Loewen, Ondaatje, McCutcheon Limited, have agreed to act as placement agents (the "**Agents**") in connection with a proposed private placement of up to 4,000,000 subscription receipts (each, a "**Receipt**") at a price of $1.25 per Receipt (the "**Private Placement**") for gross proceeds of up to $5 million. Each Receipt will entitle the holder thereof to receive upon exchange, without payment of additional consideration, one RHI

Share and one-half of one RHI Share purchase warrant (each whole purchase warrant, a "**Warrant**"), each Warrant entitling the holder thereof to purchase one RHI Share at an exercise price of $1.35 for a period of 18 months commencing on the date of issuance of the Receipts.

The Receipts may be exchanged by the holder at any time after the Escrow Release Time (as defined below), and will in any event be automatically exchanged immediately prior to the effective time of the transaction pursuant to which RHI and Ventures Resource Corporation will consolidate into a new company under the laws of the British Virgin Islands pursuant to the *International Business Companies Act*, Cap. 291, as amended (the "**Merger**"). The date of such exchange or deemed exchange of the Receipts is referred to as the "**Exchange Date**".

The gross proceeds from the Private Placement less the commission and expenses of the Agents (the "**Escrowed Proceeds**") will be deposited in escrow on the closing date of the Private Placement (the "**Closing Date**"), which is expected to occur on or about March 4, 2005. The Escrowed Proceeds, together with all interest and other income earned thereon from time to time (collectively, the "**Escrowed Funds**") will be released from escrow to RHI, immediately prior to the effective time of the Merger (the "**Escrow Release Time**"). The release from escrow is conditional upon all conditions precedent to the completion of the Merger (the "**Escrow Release Condition**") being satisfied or waived to the satisfaction of the Agents, acting reasonably including, without limitation, any required shareholder and regulatory approval (see "Special Business – Merger – Pre-Merger Agreement – Conditions" in the management proxy circular of Ventures Resource Corporation dated February 28, 2005 (the "**Management Proxy Circular**")).

In the event that the Escrow Release Condition is not satisfied by June 1, 2005 (the "**Release Deadline**"), the Receipts will automatically be repurchased by RHI and subscribers of Receipts will be entitled to receive for such Receipts, an amount equal to the subscription price therefor and a pro-rata share of interest actually earned thereon, with effect as of the third business day following the Release Deadline and the Receipts will be cancelled. In such event, RHI will pay any shortfall in the Escrowed Proceeds to satisfy amounts payable to subscribers of Receipts.

RHI also agreed to grant to the Agents an over-allotment option ("**Greenshoe**") for the purpose of covering over-allotments, if any. The Greenshoe will entitle the Agents to sell up to an additional 1,600,000 Receipts for gross proceeds of up to $2 million. The Greenshoe will be exercisable at any time up to 24 hours prior to the Closing Date at the offering price.

In consideration for its services, the Agents will receive 8% of the gross proceeds from the Private Placement and will be entitled to be granted that number of compensation warrants (the "**Compensation Warrants**") equal to 7% of the number of Receipts sold pursuant to the Private Placement. The Compensation Warrants will be exercisable for a period of 18 months following the Closing Date at a price of $1.25 per Compensation Warrant. Each Compensation Warrant will entitle the Agents to acquire, upon exercise, one RHI Share and one-half of one Warrant. Further, all expenses relating to the Private Placement will be paid by RHI.

Use of Proceeds

The estimated net proceeds available to RHI from the Private Placement, after deducting the commission payable to the Agents and the estimated expenses of the offering are $4,535,000. If the Greenshoe is exercised in full, the net proceeds are estimated to be $6,375,000.

The following table indicates the proposed principal uses of the net proceeds of the Private Placement. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for RHI to achieve its stated business objectives.

Phase I – São Jorge Project	$ 670,000
Phase II – São Jorge Project	850,000
Option Payments and Government Fees	200,000
Fixed Overheads	1,260,000
Working Capital	1,555,000
TOTAL	$4,535,000

If the Greenshoe is exercised, the net proceeds therefrom will be used by RHI to fund working capital and for general corporate purposes.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, exploration, development and operation of mining properties. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The Company may face additional risks and uncertainties other than the factors listed below, including, risks and uncertainties that are unknown to the Company or risks and uncertainties that the Company now believes to be unimportant, which could have a material adverse effect on the business of the Company. If any of the following risks actually occur, the business, financial condition or results of operations of the Company could be negatively affected.

Exploration, Development and Operating Risks

Although RHI's present activities are primarily directed towards the acquisition, financing, exploration and development of mineral deposits, it is anticipated that its activities shall also include mining operations.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by RHI or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in RHI not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. RHI's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Insurance and Uninsured Risks

RHI's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although RHI maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with the Company's operations. RHI may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to RHI or to other companies in the mining industry on acceptable terms. RHI might also become subject to liability for pollution or other hazards that may not be insured against or that RHI may elect not to insure against because of premium costs or other reasons. Losses from these events may cause RHI to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company's business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, or may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

Additional Capital

The exploration and development of the Company's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of a property interest. The only source of funds now available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company's business, financial condition and results of operations.

Gold Prices

The profitability of the Company's operations will be dependent upon the market price of gold. Gold prices fluctuate and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of gold and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of gold has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company's business, financial condition and results of operations.

In addition, declining gold prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Governmental Regulation of the Mining Industry

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company's properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

Foreign Operations

The Company's operations are currently conducted in Brazil and, as such, the Company's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Brazil may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold or other minerals are generally sold in US Dollars and the Company's costs are incurred principally in Canadian Dollars and Brazilian Reals. The appreciation of non-US Dollar currencies against the US Dollar can increase the cost of gold and other mineral exploration and production in US Dollar terms.

Market Price of Common Shares

The RHI Shares do not currently trade on any exchange or market. Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the RHI Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company's performance that may have an effect on the price of the RHI Shares include the following: the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of RHI Shares; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the RHI Shares that persists for a significant period of time could cause the Company's securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the RHI Shares at any given point in time may not accurately reflect the Company's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Key Executives

The Company is dependent on the services of key executives, including the directors of the Company and a small number of highly skilled and experienced consultants. Due to the relatively small size of the Company, the loss of these persons or the Company's inability to attract and retain additional highly skilled employees or consultants may adversely affect its business and future operations.

Dividend Policy

No dividends on the RHI Shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

Possible Conflicts of Interest

Certain of the directors and the officer of the Company also serve as directors and/or as officer of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officer to be in a position of conflict. The Company expects that any decision made by any of such directors and officer involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard.

Risks Associated With Limited Operating History

RHI was recently incorporated. Accordingly, RHI has a limited operating history from which its business and prospects can be evaluated. As a result, forecasts of any potential growth of the business of RHI are difficult to evaluate. RHI's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

PROMOTER

Tau Capital Services Inc. ("**Tau Services**") may be considered to be a promoter of RHI within the meaning of relevant Canadian securities legislation. As of the date hereof, Tau Services beneficially owns or exercises control or direction over 100,000 RHI Shares, comprising 0.85% of all issued and outstanding RHI Shares as of the date hereof.

MATERIAL CONTRACTS

The only material contracts entered into by RHI, other than in the ordinary course of business, are:

Subscription Agreement between Centaurus Resources Ltd., David O'Connor, RHI, Resource Holdings 2004 Inc. and Tau Services dated July 16, 2004

Pursuant to this agreement, Centaurus agreed to cause Centaurus Brazil to enter into the Agreement for the Assignment and Transfer of Mineral Rights and Others Covenants with RHI (described below) which would result in the acquisition by BRM, a subsidiary of RHI, of title to the mineral rights and mineral rights applications relating to the São Jorge Project. As consideration, RHI agreed to pay to Centaurus: (i) US$50,000 upon the commencement of a pre-feasibility study on the São Jorge Project; (ii) US$50,000 upon the commencement of a bankable feasibility study on the São Jorge Project; and (iii) US$100,000 upon BRM making a decision to commence mining operations on the São Jorge Project. In addition, RHI permitted Centaurus to subscribe for 500,000 RHI Shares for an aggregate subscription price of $1.00.

Agreement for the Assignment and Transfer of Mineral Rights and Other Covenants between Centaurus Brazil and RHI dated July 16, 2004

Pursuant to this agreement, RHI acquired from Centaurus Brazil: (i) an exploration licence for 10,000 Ha relating to the São Jorge Project and an application for a 2,000 Ha exploration licence; (ii) its interest in and to the Ăgua Branca Underlying Agreement (a letter agreement between Centaurus Brazil and Raimundo Nonato dos Santos having as object an application for an exploration licence and applications for garimpo (alluvial) mining permits); (iii) its interest in and to the São Jorge Underlying Agreement (a mineral rights assignment agreement between Centaurus Brazil and Alexandre Fonseca de Azevedo under which the exploration licence was assigned to Centaurus Brazil and pursuant to which an aggregate of US$450,000 is payable over a 30 month period); (iv) all of the geological and technical data and reports and documentation relating to the Ăgua Branca Project and the São Jorge Project; and (v) all assets of Centaurus Brazil. As consideration, RHI paid to Centaurus Brazil R$150,000 (US$50,000 at an exchange rate of R$3.00=US$1.00).

Quota Purchase Agreement between Argyle Securities Limited and RHI dated September 7, 2004

Pursuant to this agreement, RHI acquired 9,999 quotas in the capital of BRAZMIN, which had issued an aggregate of 10,000 quotas. As consideration, RHI agreed to: (i) issue to Argyle Securities Limited 5,500,000 RHI Shares; (ii) pay US$25,000 by no later than December 31, 2004; and (iii) take assignment of the obligations of Argyle in favour of Wits Basin Precious Minerals Inc. The obligation of Argyle include: (i) the payment of US$100,000 in the event that RHI commences a pre-feasibility study on any of Rio Maria Project, Campo Grande Project, São Julião Project, Serrita Project or Serrita Norte Project; (ii) the payment of US$100,000 in the event that RHI commences a bankable feasibility study on any of the aforementioned projects; (iii) a 10% carried interest of RHI's interest in any of the aforementioned projects up until completion of a bankable feasibility should same occur; and (iv) 10% of any proceeds obtained by RHI for the sale or part sale of any of the aforementioned projects. See "Business of RHI – General" for the portfolio of projects held by BRAZMIN.

Quota Purchase Agreement between Luis Mauricio F. de Azevedo and RHI dated October 24, 2004

Pursuant to this agreement, RHI acquired from Luis Mauricio F. de Azevedo 299,999 quotas in the capital of EIMB, which had issued an aggregate of 300,000 quotas. As consideration, RHI agreed to issue to Mr. Azevedo 1,000,000 RHI Shares by no later than November 1, 2004. EIMB holds a 100% interest in the Tocantinzinho Project.

Engagement Letter dated December 9, 2004 between Haywood Securities Inc. and RHI

See "Private Placement – Plan of Distribution" above.

Letter of Intent between Ventures Resource Corporation and RHI dated December 13, 2004, as amended

See "Special Business – Merger - Background" in the Management Proxy Circular.

Copies of the foregoing may be examined at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300, Toronto, Ontario M5H 3W5, during normal business hours.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or the officer of RHI, nor an associate or affiliate of any of the foregoing persons, had since its incorporation any material interest, direct or indirect, in any transactions which materially affected or would materially affect RHI or any of its subsidiaries, except for the following:

On October 24, 2004, RHI acquired from Luis Mauricio F. de Azevedo, a director of RHI, 299,999 quotas in the capital of EIMB in exchange for the issuance of 1,000,000 RHI Shares. On August 9, 2004, EIMB acquired 267 applications for garimpo (alluvial) mining permits from an arm's length party for US$3,000. See "Material Contracts - Quota Purchase Agreement between Luis Mauricio F. de Azevedo and RHI dated October 24, 2004" set out above. Mr. Azevedo's cost of acquisition of such shares was nominal.

LEGAL PROCEEDINGS

Management is not aware of any legal proceedings material to RHI to which RHI or a subsidiary of RHI is a party or of which any of their respective property is the subject matter.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of RHI are Zeifman & Company LLP, Chartered Accountants, 201 Bridgeland Avenue, Toronto, Ontario, M6A 1Y7.

RHI acts as its own transfer agent and registrar.

RELATIONSHIP BETWEEN RHI AND PROFESSIONAL PERSONS

Marvin Singer, partner at the law firm of Goodman and Carr LLP, Canadian legal counsel to RHI, owns 100,000 RHI Shares. Mr. Singer is not and not expected to be elected, appointed or employed as a director, senior officer or employee or to act as a promoter of RHI or of an associate or affiliate of RHI.

SPONSORSHIP

RHI and Haywood Securities, BCE Place, 181 Bay Street, Suite 2910, Box 808, Toronto, Ontario, M5J 2T3 entered into an engagement letter dated December 9, 2004 (see "Private Placement" above) under which, among other things, Haywood has agreed to serve as RHI's sponsor pursuant to the rules of the Toronto Stock Exchange. A sponsorship fee of $35,000 is payable to Haywood as consideration for serving as sponsor. Haywood Securities has also agreed to act as placement agent in connection with the Private Placement (see "Private Placement" above).

FOREIGN LISTED ISSUER

Certain of the directors of RHI, the officer of RHI and certain of the experts named herein reside outside of Canada. All of the assets of those persons and RHI are located outside of Canada. Although RHI has appointed Tau Capital Corp., 25 Sheppard Avenue West, Suite 710, Toronto, Ontario, M2N 6S6, as its agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon the directors, officer and experts referred to above. It may also not be possible to enforce against RHI, certain of its directors, its officer and certain of the experts named herein judgements obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

FINANCIAL STATEMENTS

Consolidated Financial Statements of

RESOURCE HOLDINGS AND INVESTMENTS INC.

INTERIM FINANCIAL STATEMENTS

November 30, 2004
(Unaudited)

RESOURCE HOLDINGS AND INVESTMENTS INC.

(Incorporated Under the Laws of British Virgin Islands)

Consolidated Balance Sheet
(Unaudited)

November 30, 2004

Assets

Current assets		
Cash and cash equivalents	$	1,047,284
Accounts receivable and other assets		63,221
		1,110,505
Capital assets		6,933
Deferred exploration expenditures (note 4)		2,390,504
	$	3,507,942

Liabilities

Current liabilities:		
Accounts payable and accrued liabilities	$	10,776
Current portion of long term obligations (note 5)		163,668
Loan payable		121,436
		295,880
Long term obligations (note 5)		683,136
		979,016

Shareholders' equity

Share capital (note 6)		2,685,201
Deficit		(156,275)
		2,528,926
	$	3,507,942

See accompanying notes to consolidated financial statements.

RESOURCE HOLDINGS AND INVESTMENTS INC.

Consolidated Statement of Operations and Deficit
(Unaudited)

For the period from incorporation July 8, 2004 to November 30, 2004

Income	$	-
Expenditures		
Office and general		54,657
Professional fees		51,103
Management fees (note 7)		30,000
Interest and bank charges		13,533
Travel		6,212
Amortization of fixed assets		770
		156,275
Loss for the period		(156,275)
Retained earnings (deficit), beginning of period		-
Deficit, end of period	$	(156,275)
Loss per share	$	(0.03)

See accompanying notes to consolidated financial statements.

RESOURCE HOLDINGS AND INVESTMENTS INC.

Consolidated Statement of Cash Flows
(Unaudited)

For the period from incorporation July 8, 2004 to November 30, 2004

Cash flows from operating activities		
Loss for the period	$	(156,275)
Items not affecting cash:		
Amortization		770
		(155,505)
Changes in non-cash working capital balances:		
Accounts receivable and other assets		(63,221)
Accounts payable and accrued liabilities		10,776
		(207,950)
Cash flows from financing activites		
Share capital subscription for cash		1,360,200
Loan payable		121,436
Increase in long term obligations		846,804
		2,328,440
Cash flows from investing activities		
Acquisition of capital assets		(7,703)
Deferred exploration expenditures		(1,065,503)
		(1,073,206)
Increase in cash and cash equivalents		1,047,284
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	1,047,284

See accompanying notes to consolidated financial statements.

RESOURCE HOLDINGS AND INVESTMENTS INC.

Notes to Consolidated Financial Statements
(Unaudited)

November 30, 2004

1. Incorporation and operations:

Resource Holdings & Investments Inc. (the "Company") was incorporated under the International Business Companies Act in the Territory of the British Virgin Islands on July 8, 2004.

The Company is engaged in the acquisition, exploration and development of resource properties in Brazil.

2. Basis of presentation:

These interim consolidated financial statements include the accounts of the following direct and indirect subsidiaries, all wholly-owned:

Direct subsidiaries	**Location**
Resource Holdings 2004 Inc.	British Virgin Islands
Indirect Subsidiaries	
Brazmin Ltda.	Brazil
Brazilian Resources Mineracao Ltda.	Brazil
Empresa Internacional De Ineracao Ltda.	Brazil

The Company's fiscal year end is December 31.

3. Significant accounting policies:

(a) Measurement uncertainty -

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amount of revenue and expenses during the reported period. Actual results may very from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which such adjustments become known.

(b) Cash equivalents -

Cash equivalents comprise time deposits and other interest bearing instruments with original maturities less than 3 months.

(c) Capital assets -

Capital assets are stated at cost and amortized as follows:

Furniture and equipment - 20% of declining balance

(d) Deferred exploration expenditures -

Interests in mineral properties included in deferred exploration expenditures are stated at cost. Exploration expenditures, other than those of a general nature, relating to mineral properties in which an interest is retained are deferred and are carried as an asset until the results of the projects are known. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

The cost of mineral properties includes the cash consideration and the negotiated value of shares issued on the acquisition of properties. Properties acquired under option agreements, whereby option payments are made at the discretion of the company, are recorded in the financial statements at the time payments are made. The proceeds from options granted on properties are credited to the cost of the related property.

Once the feasibility of a project has been established, deferred exploration expenses and other costs are segregated as deferred development expenditures. These costs are amortized over the estimated useful life of the related mineral property as commercial production commences. If the net carrying amounts of deferred development expenditures are not recoverable, these costs are written down to net recoverable amount of the deferred development expenditures.

3. continued

(e) Financial instruments -

The Company's financial instruments include accounts receivable and other assets, accounts payable, and loan payable. The fair value of these financial instruments approximates their carrying value, due to their short-term maturity.

The Company is exposed to currency risk. Currency risk is the risk that the value of the financial instrument will fluctuate due to changes in foreign currency exchanges rates. Such currency exchange rates may be subject to intervention by sovereign governments.

The Company is subject to credit risk through its accounts receivable. The Company does not have a significant exposure to any individual receivable.

(f) Foreign currency translation -

The functional currency of the company is Canadian dollars. Foreign currency transactions of the company have been translated into Canadian dollars at the average rate of exchange in effect during the year. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated into Canadian dollars at exchange rates prevailing at that date and any resulting gain or loss is included in the statement of operations.

RESOURCE HOLDINGS AND INVESTMENTS INC.

Notes to Consolidated Financial Statements
(Unaudited)

November 30, 2004

4. Deferred exploration expenditures

Properties on which the Company carries out exploration and development activities are located in Brazil.

Sao Jorge	$	827,880
Tocantinzinho		500,000
Sao Juliao		412,462
Campo Grande		345,958
Serrita		281,658
Agua Branca		22,176
Other		370
	$	2,390,504

Included above were payments made to a director for consulting fees totalling $5,887. As well, the Tocantinzinho property was transferred from that director in exchange for 1,000,000 shares of the Company.

Sao Jorge Project

On July 16, the Company acquired 100% interest in Sao Jorge exploration license and mineral rights, located in Para State, Brazil, for a series of cash payments totalling US$700,000 over a 30 month period and the issuance of 500,000 shares of RHI.

Tocantinzinho Project

The Tocantinzinho project,located in Para State, Brazil is subject to a 0.5% Net Smelter Royalty ("NSR") to the vendor, a director of the Company.

Sao Juliao Project

The Sao Juliao project consists of 7 exploration license over three distinct areas located in Piaui and Ceara States, Brazil. Brazmin is obligated to payments of US$20,000 yearly until commencement of production. It is subject to a 1.5% NSR for gold. The Company has the option of buying out the royalty provisions for US$750,000.

Campo Grande Project

The Campo Grande project, located in Minas Gerais State, Brazil, carries a purchase obligation of US$18,000 per year from 2005 until commencement of production. It is subject to a 1.5% NSR, which can be bought out for US$750,000.

Serrita Projects

The Serrita and Serrita Norte projects are two adjoining parcels located in Pernambuco State, Brazil. The Company owns a 65% interest in the exploration permit with no further option payments.

Agua Branca Project

On July 16,2004 a 100% interest was purchased for the exploration license and mineral rights of Agua Branca, located in Para State, Brazil. The purchase price includes US$5,000 upon registration of the project, followed by total payments of US$290,000 over the ensuing 42 months. Additionally, the vendor is entitled to a NSR of 2%, which the Company has the right to buy out for US$2,000,000.

Rio Maria Project

The Company, through its subsidiary Brazmin Ltda, has optioned exclusively the mineral rights to the Rio Maria project, located in Para State, Brazil, to Teck Cominco Brasil S/A. Brazmin is entitled to US$40,000 in January, 2005. Should Teck Cominco exercise its option, it would be liable to pay the Company additional payments from 2005 to 2007 totalling US$530,000. The Company will be entitled to a 1% NSR in the event that Teck Cominco fully exercises its option. Alternatively, should a gold deposit be identified, Brazmin may buy back its rights, depending on the size of the deposit. If the gold deposit is determined to be more than one million ounce of gold, The Company can buy back a 45% interest in the property by reimbursing Teck Cominco for all its costs to date on the project and committing to fund 45% of the future costs. If the deposit is determined to be less than one million ounce, the Company can buy back 100% of the project by paying Teck Cominco the equivalent of 200% of its costs on the project. In this event, Teck Cominco will be entitled to a 1% NSR.

RESOURCE HOLDINGS AND INVESTMENTS INC.

5. Long term obligations

Long term obligations are the known future costs of acquisition of the company's mining properties. Future payments are as follows:

	U.S. dollars	CDN dollars
2005	$ 138,000	$ 163,668
2006	188,000	222,968
2007	388,000	460,168
	714,000	846,804
Less: current portion of long term obligations	138,000	163,668
	$ 576,000	$ 683,136

6. Share capital

Common shares are issued and outstanding:	Number	Amount
Balance, beginning of period	-	$ -
Initial share issuance	2,000,000	200
Issued in Sao Jorge purchase (a)	500,000	1
Issued in Brazmin purchase (a)	5,500,000	825,000
Issued in private placement October 2004	2,720,000	1,360,000
Issued in Tocantinzinho purchase (a)	1,000,000	500,000
Balance - November 30, 2004	11,720,000	$ 2,685,201

Weighted average number of outstanding shares for the period from incorporation July 8, 2004 to November 30, 2004.	4,544,931

(a) These non-cash transactions are not reflected on the consolidated statement of cash flows.

7. Related party transactions

The Company has entered into transactions with related parties during the year. The following are transactions with related parties included in these financial statements that have not been disclosed elsewhere:

Legal fees paid to a shareholder of the Company	$	31,031
Management fees (a)	$	30,000

(a) The management fees, paid to a Corporation owned in part by a shareholder of the Company, are payable $10,000 per month until the company is listed and $20,000 per month thereafter.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At year end, balances with related entities are as follows:

Accounts payable due to shareholder	$	7,777
Accounts receivable and sundry assets due from subsidiaries	$	60,200

8. Commitments

On December 13, 4004, the Company entered into a binding letter of intent with Ventures Resource Corporation ("Ventures"), pursuant to which the Ventures agreed to acquire all the outstanding shares of the Company, in exchange for common shares Ventures. This agreement is conditional upon, among other things, the following:

i) The disposition of all of the Ventures interests in Ventures Resource Alaska Corporation ("VRAC"), including the termination of all agreements to which Ventures and VRAC are a party to or otherwise bound, including the agreements with Doyon Limited and WGM Inc.;
ii) All options to purchase common shares of Ventures shall be terminated;
iii) The Company shall have completed a private placement in order to raise gross proceeds of not less than CDN $2,000,000;
iv) All of the outstanding convertible debentures of the Ventures shall have been converted into common shares of Ventures;
v) All of the debt of the Venture shall have settled for common shares of Ventures at a minimum conversion price acceptable to the TSX Venture Exchange;
vi) A consolidation of the common shares of Ventures on a basis acceptable to the Company.

Upon completion of the transactions above, but without giving effect to the private placement, the Company will hold 93% of the issued and outstanding post consolidation common shares. The transaction would be accounted for as a reverse takeover.

APPENDIX K

MERGECO

INFORMATION BROCHURE

The information contained in this brochure is supplemental to and forms part of the information provided in the Management Proxy Circular of Ventures Resource Corporation which this brochure accompanies. Unless otherwise noted, the information contained herein is given as of February 28, 2005.

TABLE OF CONTENTS

MERGECO 1
BUSINESS OF MERGECO 1
MANAGEMENT AND PROMOTER OF MERGECO 2
EXECUTIVE COMPENSATION 6
DESCRIPTION OF SHARE CAPITAL 7
SHARE CAPITAL 7
ESCROWED SECURITIES 8
MARKET FOR SECURITIES 8
PRINCIPAL HOLDERS OF VOTING SECURITIES OF MERGECO 8
SELECTED PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION 9
AVAILABLE FUNDS AND PRINCIPAL PURPOSES 9
DIVIDEND POLICY 9
SHARE OPTION PLAN 10
RISK FACTORS 10
MATERIAL CONTRACTS 10
LEGAL PROCEEDINGS 10
AUDITORS 10
TRANSFER AGENT AND REGISTRAR 10
FOREIGN LISTED ISSUER 10
PRO-FORMA CONSOLIDATED BALANCE SHEET 11

FORWARD LOOKING STATEMENTS

This Information Brochure contains certain forward looking statements. Words such as "may", "would", "could", "will", "expects", "anticipates", variations of such words and similar expressions are intended to identify these forward looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Information Brochure that address activities, events or developments that Resource Holdings & Investments Inc. ("**RHI**") expects or anticipates will or may occur in the future, with respect to the corporation resulting from the consolidation of Ventures Resource Corporation ("**VRC**") and RHI ("**MergeCo**"), are forward looking statements. Actual results could differ materially from those expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on forward looking statements contained in this Information Brochure, which reflect the analysis of the management of RHI, as appropriate, only as of the date of this Information Brochure. There can be no assurance that the actual results or developments anticipated by RHI will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, MergeCo or any of the business or operations of MergeCo. None of MergeCo, RHI or VRC intends, and none assume any obligation, to update these forward looking statements.

CURRENCY AND EXCHANGE RATES

Any reference to "$" or "Canadian Dollars" in this Information Brochure is a reference to the lawful currency of Canada, unless otherwise indicated.

Any reference to "US$" or "US Dollars" in this Information Brochure is a reference to the lawful currency of the United States.

The following table sets forth (a) the rates of exchange for one US Dollar, expressed in Canadian Dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the Bank of Canada average noon rates of exchange for the rates at the end of each of the periods, and the Bank of Canada average rates for such periods.

Years ended December 31	Average (US$)	End of Period (US$)
2004	$1.3015	$1.2036
2003	$1.4015	$1.2924
2002	$1.5704	$1.5796
2001	$1.5484	$1.5926
2000	$1.4852	$1.5002

On February 28, 2005, the noon rate of exchange as reported by the Bank of Canada for conversion of US Dollars into Canadian Dollars was US$1.00 = $1.2314.

MERGECO

It is intended that on or about March 4, 2005, Ventures Resource Corporation ("**VRC**") and Resource Holdings & Investments Inc. ("**RHI**") will enter into a pre-merger agreement (the "**Pre-Merger Agreement**") under which they will agree to consolidate (the "**Merger**") under the *International Business Companies Act* (British Virgin Islands) (the "**BVI Act**"). The company resulting from the Merger ("**MergeCo**") will continue under the name "BrazMin Corp." and will be governed by the provisions of the BVI Act. For a description of the Merger, see the section entitled "Special Business – Merger" in the management proxy circular of VRC dated February 28, 2005 (the "**Management Proxy Circular**") which accompanies this Information Brochure.

The registered office of MergeCo will be located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The head office of MergeCo will be located at Av. das Américas, no. 700, BI. 08, Sala 215E, Città America – Barra Da Tijuca, CEP 22.640-100, Rio de Janeiro, RJ, Brazil. The address for service of MergeCo in Canada will be 25 Sheppard Avenue West, Suite 710, Toronto, Ontario, Canada, M2N 6S6 (Attention: Tau Capital Corp.).

The following diagram illustrates MergeCo's principal subsidiaries following the completion of the Merger, together with the jurisdiction of incorporation of each company and the date on which they came into existence:



BrazMin Corp.
(British Virgin Islands)
100%
Resource Holdings 2004 Inc. (1)
(British Virgin Islands)
0.01%
0.01%
0.01%
99.99%
99.99%
99.99%
Brazilian Resources Mineração Ltda. (2)
(Brazil)
BRAZMIN LTDA. (3)
(Brazil)
EIMB - Empresa Internacional De Ineracao Ltda. (4)
(Brazil)

Notes:

(1) Incorporated on July 8, 2004 under the *International Business Companies Act*, Cap. 291 (British Virgin Islands), as amended on September 30, 2004.

(2) Incorporated on July 15, 2004 under the Civil Code (Law No.10.406) (Brazil).

(3) Incorporated on July 5, 2001 under the Civil Code (Law No.10.406) (Brazil).

(4) Incorporated on July 17, 2004 under Civil Code (Law No.10.406) (Brazil).

BUSINESS OF MERGECO

Upon the Merger, the properties and assets of RHI will become the properties and assets of MergeCo. MergeCo will carry on the business of RHI, which consists of engaging in the acquisition, exploration, development and operation of mineral properties in Brazil. For a description of the business of RHI, see the section entitled "Business of RHI" in "Appendix J - Resource Holdings & Investments Inc. Information Brochure" attached to the Management Proxy Circular.

MANAGEMENT AND PROMOTER OF MERGECO

Directors

The proposed board of directors (the "**Board**") of MergeCo will consist of five (5) individuals. The directors will be the first directors of MergeCo and will continue to hold office until the next annual meeting of the shareholders of MergeCo or until their successors are appointed or elected. The following table and the notes thereto state the names and municipal addresses of each of the proposed directors of MergeCo, their principal occupation(s) within the past five years and an estimate of the number of common shares of MergeCo (each, a "**MergeCo Share**") to be owned, directly or indirectly, or over which control or discretion will be exercised by each of them.

Name and Municipality of Residence	Principal Occupation(s) Within Past Five Years	Estimate of Number of MergeCo Shares Following the Merger [(1)]	
		#	%
Luis Mauricio F. de Azevedo[(2)] Rio de Janeiro, Brazil	Partner (Lawyers), FFA Legal Simples Ltds. (1997 to Present); Partner (Lawyers), Ferraz Ferraiuoli Azevedo Consultoria Ltda. (1997 to 2000)	100,000	0.55
Sandra S. Cowan [(3)(4)] Toronto (Ontario), Canada	Executive Vice President, Partner and General Counsel, EdgeStone Capital Partners (2002 to Present); Partner (Lawyer), Goodman and Carr LLP (1999 to 2002)	Nil	-
Gregory S. Kinross [(3)(5)] Johannesburg, South Africa	Chartered Accountant, Self-Employed (1998 to Present)	50,000	0.27
Donald W. T. Lewis West Linn (Oregon), United States of America	Assistant Director, Geologic Survey, State of Oregon (2004 to 2005); Vice President, Homestake Mining Co. (1997 to 2002)	Nil	-
Warren Newfield [(3)] Thornhill (Ontario), Canada	President and CEO, Tau Capital Corp. (2000 to Present); VP Corporate Development, Platexco Inc. (1997 to 2000)	727,500[(6)]	4.00

Notes:

(1) Based on the number of issued and outstanding common shares of VRC and shares of RHI (collectively, "**Shares of VRC and RHI**") as at the date hereof and assuming that the Private Placement (as such term is defined in the section entitled "Special Business – Private Placement" in the Management Proxy Circular) is completed for aggregate gross proceeds of $7 million. The actual number of MergeCo Shares, and the percentage of MergeCo's outstanding capital which such shares represent, will depend upon the final gross proceeds of the Private Placement.

(2) Currently a director of RHI.

(3) Proposed initial members of the Audit Committee.

(4) Proposed initial non-management Chairperson of the Board.

(5) Proposed Chairman of the Audit Committee.

(6) Mr. Newfield is expected to own (directly) 627,500 MergeCo Shares and to exercise control and direction over 100,000 MergeCo Shares, which are registered under his name, but held on behalf of Tau Capital Services Inc., which is the beneficial owner thereof.

The biographies for each of the proposed directors of MergeCo are set out below:

Luis Mauricio F. de Azevedo is a lawyer and geologist in Brazil with over 20 years of experience in the mining industry, dealing primarily with gold, industrial minerals, copper and nickel. Mr. Azevedo received a Geology Degree from Universidade Do Estado Do Rio De Janeiro in 1989, a Law Degree from Faculdade Integradas Candido Mendes in 1992 and a Master of Law Degree from Pontifice Universidade Catolica Do Rio de Janeiro in 1995. He has been a partner at FFA Legal Simples Ltds. since 1997.

Sandra S. Cowan has been Executive Vice President, Partner and General Counsel of EdgeStone Capital Partners since January 15, 2002. From August, 1999 to January 15, 2002, Ms. Cowan was a partner in the law firm of Goodman and Carr LLP in Toronto. Ms. Cowan received a Bachelor of Laws Degree from the University of Western Ontario in 1985. Within the last five years, Ms. Cowan held or is currently holding positions with the following reporting issuers: (i) director of Petrofund Energy Trust since 2002; (ii) director of Airboss of America Corp. since 2002; (iii) director of Platexco Inc. from 1997 to 2000; (iv) director of AfriOre Limited from 1997 to 2002; (v) trustee of BFI Canada Income Fund from March to April 2002; and (vi) director of Richards Packaging Income Fund from February to April 2004.

Gregory S. Kinross has been a self-employed chartered accountant since 1998. Prior to 1998, he spent three years at PricewaterhouseCoopers in South Africa as a Manager. Mr. Kinross received a Bachelor of Commerce Degree from the University of the Witwatersrand in 1993 as well as a Bachelor of Accountancy Degree from the University of the Witwatersrand in 1994.

Donald W. T. Lewis is a geologist who received a Bachelor of Science Degree in Geology from the University of Alberta in 1979 and a Master in Business Administration Degree in 1987 from the University of British Columbia. Mr. Lewis has been the Assistant Director, Geologic Survey at the State of Oregon since October 2004. He was the Vice President of Homestake Mining Co. from 1997 to 2002 as well as its Director, Exploration from 1992 to 1997.

Warren Newfield is the President and CEO of Tau Capital Corp. since 2000. Prior to 2000, he was a director and VP Corporate Development of Platexco Inc. from 1997 to 2000. Mr. Newfield has also acted as a director of AfriOre Limited since 1995 and a director of St. Andrew Goldfields from 2002 to 2003.

Officers

The following table and the notes thereto state the names and municipal addresses of each of the officers that will be appointed to MergeCo, their proposed position, their principal occupation(s) within the past five years and an estimate of the number of MergeCo Shares to be owned, directly or indirectly, or over which control or discretion will be exercised by each of them.

Name and Municipality of Residence	Proposed Position	Principal Occupation(s) Within Past Five Years	Estimate of Number of MergeCo Shares Following the Merger [(1)]	
			#	%
Luis Mauricio F. de Azevedo[(2)] Rio de Janeiro, Brazil	Chief Operating Officer and Secretary	Partner (Lawyers), FFA Legal Simples Ltds. (1997 to Present); Partner (Lawyers), Ferraz Ferraiuoli Azevedo Consultoria Ltda. (1997 to 2000)	100,000	0.55
Paulo Ilidio de Brito Rio de Janeiro, Brazil	Vice President Exploration	Consultant Geologist, BRASGEO Mineração Ltda. (2002 to 2005); Senior Geologist, WMC Mineração Ltda. (1986 to 2001)	25,000	0.14
Nelson F.M. Pfaltzgraff Rio de Janeiro, Brazil	Chief Financial Officer	Partner in Charge, PS Contax & Associados Auditores e Consultores S/C Ltda. (1995 to Present) and PS Contax & Associados Auditores Independentes S/C (1998 to Present)	Nil	-
Anthony H. Ransom Nanoose Bay (BC), Canada	President and Chief Executive Officer	Retired (1999 to 2004); President and Chief Executive Officer, AfriOre Limited (1995 to 1999)	160,000	0.88

Notes:

(1) Based on the number of issued and outstanding Shares of VRC and RHI as at the date hereof and assuming that the Private Placement is completed for aggregate gross proceeds of $7 million. The actual number of MergeCo Shares, and the percentage of MergeCo's outstanding capital which such shares represent, will depend upon the final gross proceeds of the Private Placement.

(2) Currently a director of RHI.

Except for the biography of Mr. Azevedo, which is set out above under the heading "Directors", the biographies of the other proposed officers of MergeCo are set out below:

Paulo Ilidio de Brito is a geologist who received his Geology Degree from Universidade Do Estado Do Rio De Janeiro in 1985. Mr. Brito has been Consultant Geologist of BRASGEO Mineração Ltda. since 2002. From 1986 to 2001, he was Senior Geologist of WMC Mineração Ltda.

Nelson F.M. Pfaltzgraff is an accountant who received his Bachelor in Accounting Sciences from F.C.E.C. de Campo Grande in 1975. Mr. Pfaltzgraff has been a partner with PS Contax & Associados

Auditores e Consultores S/C Ltda. since 1995 and with PS Contax & Associados Auditores Independentes S/C since 1998, acting for large national and international companies. He has over 35 years of experience as an auditor. Mr. Pfaltzgraff is also currently the President of the Instituto dos Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil).

Anthony H. Ransom is a retired geologist with more than 30 years experience in several countries dealing with corporate financing and mineral exploration from grassroots projects to discovery of several deposits and reserve additions at producing mines. He began his career with Anglo American Corporation and then joined Falconbridge Group. Mr. Ransom later served as Vice President Exploration of the Pamour Group, International Corona Corporation and finally Homestake Mining Company until 1995. He was a co-founder of AfriOre Limited, and served as President and Chief Executive Officer from 1995 to 1999. He has been a director of SYMC Resources Limited since August 2003. Mr. Ransom obtained a Bachelor of Science Degree (Honours) in Geology from Rhodes University in 1973.

Promoter

Eagle Securities & Investments Limited ("**Eagle**") may be considered to be the promoter of MergeCo within the meaning of applicable Canadian securities legislation. Based on the number of issued and outstanding Shares of VRC and RHI as at the date hereof, Eagle will beneficially own, directly or indirectly, an aggregate of 441,075 MergeCo Shares representing approximately 3.50% of the MergeCo Shares issued and outstanding upon completion of the Merger. Assuming that the Private Placement is completed for aggregate gross proceeds of $7 million, Eagle will beneficially own, directly or indirectly, an aggregate of 441,075 MergeCo Shares representing approximately 2.42% of the MergeCo Shares issued and outstanding upon completion of the Private Placement.

Aggregate Ownership of MergeCo Shares

Based on the number of issued and outstanding Shares of VRC and RHI as at the date hereof, the proposed directors, officers and promoter, as a group, will beneficially own, directly or indirectly, an aggregate of 1,503,575 MergeCo Shares representing approximately 11.93% of the MergeCo Shares issued and outstanding upon completion of the Merger.

Assuming that the Private Placement is completed for aggregate gross proceeds of $7 million, the proposed directors, officers and promoter, as a group, will beneficially own, directly or indirectly, an aggregate of 1,503,575 MergeCo Shares representing approximately 8.26% of the MergeCo Shares issued and outstanding upon completion of the Private Placement.

Conflicts of Interest

Certain of the proposed directors or officers of MergeCo also serve as directors and/or officers of other companies involved in mineral exploration and development and consequently there exists the possibility for such directors or officers to be in a position of conflict. Any decision made by any of such directors involving MergeCo should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of MergeCo and its shareholders. In addition, each of the directors is required to declare the material facts of the interest and act in accordance with the conflict of interest provisions set out in the articles of association of MergeCo and under the BVI Act.

EXECUTIVE COMPENSATION

Proposed Compensation

The table below sets forth the anticipated compensation of MergeCo's Chief Executive Officer and Chief Financial Officer for the twelve (12) month period after the Merger:

Summary Compensation Table

	Annual Compensation			Long-Term Compensation			All Other Compensation
				Awards		Payouts	
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARs[1] Granted	Shares or Units Subject to Resale Restrictions	LTIP[2] Payouts	
Anthony H. Ransom, Chief Executive Officer	$120,000[3]	-	-	-	-	-	-
Nelson F.M. Pfaltzgraff, Chief Financial Officer	US$18,000[4]	-	-	-	-	-	-

Notes:

(1) Stock appreciation rights.

(2) Long term incentive plans.

(3) Mr. Ransom will be paid $10,000 per month pursuant to the Ransom Consulting Agreement (as defined below under the heading "Consulting Agreement").

(4) Mr. Pfaltzgraff will be paid US$1,500 per month.

Compensation of Proposed Directors

Except for options which may be granted to directors of MergeCo pursuant to the proposed share option plan (the "Share Option Plan") at the discretion of the Board, it is not intended, at this time, that the proposed directors will receive any other compensation for their services as directors (see "Share Option Plan" below).

Consulting Agreement

A consulting agreement is expected to be entered into among MergeCo, Aidan Consulting Ltd. (the "**Consultant**") and Anthony H. Ransom (the "**Consulting Agreement**"). The initial term of the agreement will be for three years commencing on the effective date of the agreement. Pursuant to the Consulting Agreement, the Consultant will be entitled to receive a fee of $10,000 (plus applicable GST) for each month that it is engaged in providing services to MergeCo. The Consultant will provide geological, exploration, business development and management services as well as procure the services of Mr. Ransom who will, among other things, hold the office of Chief Executive Officer of MergeCo. RHI will grant to Mr. Ransom options to purchase the greater of 350,000 MergeCo Shares or 20% of the number of MergeCo Shares initially reserved for issuance pursuant to the Share Option Plan on the date of the completion of the currently contemplated listing of the MergeCo Shares on the Toronto Stock Exchange (the "**TSX**") or the TSX Venture Exchange (the "**TSXV**") at an exercise price equal to the subscription price payable pursuant to the Private Placement. With respect to vesting, 33⅓% of the options will vest on each of: (a) the date of the listing of the MergeCo Shares; (b) January 1, 2006; and (c) January 1, 2007. If the MergeCo Shares are listed on the TSX, each tranche of such options shall terminate on the fifth anniversary of the date upon which such tranche became vested. If the MergeCo Shares are listed on the TSXV, the options shall expire on the fifth anniversary of the date of their grant. Subject to the terms of the Consulting Agreement, upon termination of the agreement, all unvested options shall terminate. MergeCo will reimburse the Consultant for all reasonably and properly incurred business expenses and will reimburse Mr. Ransom for 50% of the premiums paid in respect of his medical insurance policy and a portion of the direct third party costs relating to his relocation to Toronto (Ontario), Canada. RHI may terminate the Consulting Agreement, at any time, without notice, by paying: (a) $10,000 to the Consultant if such termination occurs prior to the permanent relocation of Mr. Ransom to Toronto (Ontario), Canada; or (b) $60,000 anytime thereafter, such payment to be made in six monthly instalments of $10,000 each.

Administrative Services

MergeCo will assume the obligations of RHI under the administrative services agreement (the "**Administrative Services Agreement**") entered into with Tau Capital Corp. ("**Tau**") as of August 1, 2004. The Administrative Services Agreement has an initial term of three years, terminating on July 31, 2007, subject to further renewal by the parties to the agreement. In consideration for the provision by Tau to MergeCo of the administrative services, MergeCo will pay to Tau a monthly service fee of $10,000 until the listing of the MergeCo Shares on a Canadian stock exchange. Following the listing of the MergeCo Shares, Tau will be paid a monthly service fee of $20,000.

DESCRIPTION OF SHARE CAPITAL

MergeCo will have no authorized capital but will be authorized to issue one class and one series of shares divided into 100,000,000,000 common shares of no par value. The shareholders of MergeCo will be entitled to one vote for each MergeCo Share on all matters voted on by the shareholders of MergeCo and will be entitled to receive such dividends as may be declared by the directors out of the funds legally available therefore and to receive the remaining property of MergeCo on dissolution. The MergeCo Shares will be subject to redemption, purchase or acquisition by MergeCo for less than fair value with the written consent of the holder of such shares. The shareholders of MergeCo will have no pre-emptive, redemption or conversion rights. The MergeCo Shares that will be outstanding immediately following the Merger and related transactions will be fully paid for and non-assessable.

SHARE CAPITAL

Fully Diluted Share Capital Table

	Number of MergeCo Shares	Percentage of Total
Securities Reserved for Issuance in Connection with the Merger	12,602,150	69.23%
Securities to be Issued Pursuant to the Private Placement	5,600,000	30.77%
Total	18,202,150	100%

Public and Insider Ownership Table

The following table sets out the aggregate number of MergeCo Shares that will be held by public holders and by the promoter and the insiders of MergeCo, each as a percentage of the total issued and outstanding MergeCo Shares upon completion of the Merger (assuming the completion of the Private Placement for aggregate gross proceeds of $7 million).

	Aggregate Number of MergeCo Shares	Percentage of Total Issued and Outstanding MergeCo Shares
Public Holders	16,698,575	91.74%
Insiders and Promoter	1,503,575	8.26%
Total	18,202,150	100%

ESCROWED SECURITIES

MergeCo Shares to be issued to Warren Newfield and Eagle will be placed in escrow (the "**Escrowed Shares**") pursuant to National Policy 46-201 – Escrow For Initial Public Offerings. In that regard, such persons (the "**Holders of Escrow Shares**") will be required to enter into an escrow agreement (the "**MergeCo Escrow Agreement**") with MergeCo and an escrow agent, at the closing of the Merger, pursuant to which the MergeCo Shares held by them upon completion of the Merger will be deposited with the escrow agent in accordance with applicable stock exchange requirements.

The aggregate number of Escrowed Shares to be outstanding upon completion of the Merger will be 1,168,575, representing approximately 6.42% of the total issued and outstanding MergeCo Shares (assuming the completion of the Private Placement for aggregate gross proceeds of $7 million). The Escrowed Shares will consist of 727,500 MergeCo Shares to be owned by Warren Newfield and 441,075 MergeCo Shares to be owned by Eagle.

The Escrowed Shares will be released as follows: (a) 1/4 of the Escrowed Shares on the date the MergeCo Shares are listed (the "**Listing Date**") on a Canadian stock exchange; (b) 1/3 of the Escrowed Shares six months after the Listing Date; (c) 1/2 of the Escrowed Shares 12 months after the Listing Date; and (d) the remaining Escrowed Shares 18 months after the Listing Date.

MARKET FOR SECURITIES

MergeCo has applied to list the MergeCo Shares for trading on the TSX. Listing will be subject to MergeCo fulfilling all of the requirements of the TSX.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF MERGECO

To the knowledge of the directors and officer of RHI, no person will have, upon completion of the Merger, direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of an control or direction over, MergeCo Shares that constitute more than 10% of the voting rights attached to MergeCo Shares.

SELECTED PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

The following has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro-forma consolidated balance sheet of MergeCo dated as at November 30, 2004 (see "Pro-Forma Consolidated Balance Sheet" below), the audited consolidated balance sheet of VRC dated as at December 31, 2004 (see "Appendix O – Financial Statements" attached to the Management Proxy Circular) and the unaudited consolidated balance sheet of RHI dated as at November 30, 2004 (see "Financial Statements" in "Appendix J - Resource Holdings & Investments Inc. Information Brochure" attached to the Management Proxy Circular). The pro-forma information presents MergeCo's position giving effect to the Merger and the Private Placement, as if such transactions had occurred on November 30, 2004. Readers are cautioned that changes will have occurred in each company since the date of the relevant balance sheets.

	As at November 30, 2004
Assets	
Current Assets	$7,530,071
Capital Assets	6,933
Deferred Exploration Expenditures	2,390,504
	$9,927,508
Liabilities	
Current Liabilities	$ 755,595
Long Term Liabilities	683,136
	$1,438,731
Shareholders' Equity	
Dollar Amount	$8,488,777
Number of Securities	18,202,150

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

The estimated net proceeds available to MergeCo from the Private Placement, after deducting the commission payable to the private placement agents and the estimated expenses of the offering, are $4,535,000. If the over-allotment option is exercised in full, the net proceeds are estimated to be $6,375,000.

The proposed principal uses of the net proceeds of the Private Placement are as set out in "Private Placement – Use of Proceeds" in "Appendix J - Resource Holdings & Investments Inc. Information Brochure" attached to the Management Proxy Circular.

DIVIDEND POLICY

MergeCo will have no fixed dividend policy. MergeCo will retain any future earnings to finance the development of its business and, accordingly, does not anticipate paying dividends on the MergeCo Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend upon the results from operations, capital requirements and such other factors as the Board considers relevant.

SHARE OPTION PLAN

Reference is made to the section entitled "Special Business: Share Option Plan" in the Management Proxy Circular for disclosure relating to the proposed share option plan of MergeCo.

RISK FACTORS

Reference is made to the section entitled "Risk Factors" in "Appendix J - Resource Holdings & Investments Inc. Information Brochure" attached to the Management Proxy Circular.

MATERIAL CONTRACTS

Reference is made to the section entitled "Material Contracts" in "Appendix J - Resource Holdings & Investments Inc. Information Brochure" attached to the Management Proxy Circular.

LEGAL PROCEEDINGS

To the knowledge of the directors and the officer of RHI, there are no outstanding or contemplated legal proceedings that are material to the business and affairs of MergeCo.

AUDITORS

Upon the completion of the Merger, the auditors of MergeCo will be Zeifman & Company LLP, Chartered Accountants, Toronto (Ontario), Canada, the current auditors in Canada of VRC.

TRANSFER AGENT AND REGISTRAR

Upon the completion of the Merger, the transfer agent and registrar of the MergeCo Shares will be Computershare Trust Company of Canada at its offices in Toronto (Ontario) and Vancouver (British Columbia), Canada, the current transfer agent and registrar of VRC.

FOREIGN LISTED ISSUER

Certain of the directors and/or officers of MergeCo reside outside of Canada. All of the assets of those persons and MergeCo are located outside of Canada. Although MergeCo will appoint Tau Capital Corp., 25 Sheppard Avenue West, Suite 710, Toronto, Ontario, Canada M2N 6S6, as its agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon the directors and officers referred to above. It may also not be possible to enforce against MergeCo and against certain of its directors and officers named herein judgements obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

PRO-FORMA CONSOLIDATED BALANCE SHEET

BRAZMIN CORP.

PRO FORMA CONSOLIDATED BALANCE SHEET

November 30, 2004

(UNAUDITED - SEE COMPILATION REPORT)


ZEIFMAN
& COMPANY, LLP
Chartered Accountants



201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Website: www.zeifman.ca
Email: info@zeifman.ca

A member of
SC International

COMPILATION REPORT ON PRO FORMA BALANCE SHEET

To the Directors of Resource Holdings and Investments Inc.

We have read the accompanying unaudited pro forma balance sheet of BrazMin Corp. as at November 30, 2004 and have performed the following procedures:

1. Compared the figures in the column captioned "Resource Holdings and Investments Inc." to the unaudited consolidated balance sheet of Resource Holdings and Investments Inc. (the "Company") as at November 30, 2004 and found them to be in agreement.

2. Compared the figures in the column captioned "Ventures Resource Corporation" to the consolidated balance sheet of Ventures Resource Corporation as at December 31, 2004 converted to Canadian dollars at the rate of exchange in effect at that date. and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and

(b) whether the pro forma balance sheet complies as to form in all material respects with the regulatory requirements.

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and

(b) stated that the pro forma balance sheet complies as to form in all material respects with the regulatory requirements.

4. Read the notes to the pro forma balance sheet, and found them to be consistent with the basis described to me for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Resource Holdings And Investments Inc." and "Ventures Resource Corporation" and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Zeifman & Company, LLP

Toronto, Ontario
February 16, 2005

Chartered Accountants

BRAZMIN CORP.
(Incorporated Under the Laws of British Virgin Islands)

Pro Forma Balance Sheet

November 30, 2004

(amounts expressed in Canadian dollars)

(Unaudited - see compilation report)

	RESOURCE HOLDINGS AND INVESTMENTS INC.	VENTURES RESOURCE CORPORATION	TOTAL	PRO-FORMA ADJUSTMENT (note 2(a))	PRO-FORMA ADJUSTMENT (note 2(b))	PRO FORMA CONSOLIDATED
Assets						
Current assets						
Cash and cash equivalents	$ 1,047,284	$ 258,100	$ 1,305,384	$ -	6,149,600	$ 7,454,984
Accounts receivable and other assets	63,221	11,866	75,087	-	-	75,087
	1,110,505	269,966	1,380,471	-	6,149,600	7,530,071
Capital assets	6,933	-	6,933	-	-	6,933
Deferred exploration expenditures	2,390,504	-	2,390,504	-	-	2,390,504
	$ 3,507,942	$ 269,966	$ 3,777,908	$ -	$ 6,149,600	$ 9,927,508
Liabilities						
Current liabilities:						
Accounts payable and accrued liabilities	$ 10,776	$ 459,715	$ 470,491	-	-	$ 470,491
Current portion of long term obligations	163,668	-	163,668	-	-	163,668
Loan payable	121,436	-	121,436	-	-	121,436
	295,880	459,715	755,595	-	-	755,595
Long term obligations	683,136	-	683,136	-	-	683,136
Notes and loan payable	-	1,110,443	1,110,443	(1,110,443)	-	-
	979,016	1,570,158	2,549,174	(1,110,443)	-	1,438,731
Shareholders' equity (deficiency)						
Notes payable	-	1,839,742	1,839,742	(1,839,742)		-
Stated capital (note 3)	2,685,201	25,369,728	28,054,929	(25,369,728)	7,000,000	9,685,201
Warrants (note 4)	-	-	-	-	19,600	19,600
Deficit	(156,275)	(28,509,662)	(28,665,937)	28,319,913	(870,000)	(1,216,024)
	2,528,926	(1,300,192)	1,228,734	1,110,443	6,149,600	8,488,777
	$ 3,507,942	$ 269,966	$ 3,777,908	$ -	$ 6,149,600	$ 9,927,508

See accompanying notes to pro forma consolidated balance sheet.

BRAZMIN CORP.

Notes to Pro Forma Consolidated Balance Sheet

November 30, 2004

(Unaudited - see compilation report)

---

1. **BASIS OF PRESENTATION**

This pro forma consolidated balance sheet for BrazMin Corp. (the "Company") as at November 30, 2004 presents the company's position giving effect to the transactions listed in note 2 below, as if such transactions had occurred on November 30, 2004. The accounting policies used in preparation of this pro-forma consolidated balance sheets are consistent with the company's accounting policies as detailed in note 3 to the consolidated financial statements for Resource Holdings and Investments Inc. ("RHI"). The December 31, 2004 consolidated balance sheet of Ventures Resource Corporation ("Ventures") has been used as a reasonable proxy for its balances for November 30, 2004. This merger is accounted for as a reverse takeover of Ventures.

2. **PRO FORMA ASSUMPTIONS**

The pro forma consolidated balance sheet reflects the following assumptions:

(a) The settlement of notes payable by Ventures in exchange for common shares of Ventures, on the basis of $0.115 per Ventures share and the merger of Ventures and RHI to form the Company, such that the shareholders of Ventures would receive one common share of the Company for every 51 Ventures shares of , and the shareholders of RHI receive one share of the Company for each RHI share.

(b) The issuance of 5,600,000 common shares at a price of $1.25 per share and the incurring of costs of the issue and other related costs of an aggregate of $870,000, including the Black-Scholes valuation of the underwriter warrants described in note 4..

3. **STATED CAPITAL**

The Company has an unlimited number of authorized voting common shares of which 18,202,150 would be issued and outstanding under the pro forma assumptions, as follows:

	Number		Amount
Issued to RHI shareholders	11,720,000	$	2,685,201
Issued to Ventures shareholders	882,150		-
Issued for cash	5,600,000		7,000,000
Total shares issued	18,202,150	$	9,685,201

4. **WARRANTS**

Under the pro forma assumptions, the Company's underwriter for the proposed offering would be entitled to warrants to purchase 392,000 common shares at $1.25 per share for eighteen months. The warrants have been valued at $19,600 using the Black-Scholes pricing model and assuming a volatility and annual dividend rate of 0% each and a bond yield of 2.9% per annum.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

APPENDIX L

BARBADOS

COMPANIES ACT, CHAPTER 308

Sections 213 - 222 – Dissenters' Rights and Obligations

213. (1) Subject to sections 223 and 228, a shareholder of any class of shares of a company may dissent if the company resolves

(a) to amend its articles under section 197 or 198 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) to amend its articles under section 197 to add, change or remove any restriction upon the businesses that the company can carry on;

(c) to amalgamate with another company, otherwise than under section 209 or 210; or

(d) to sell, lease or exchange all or substantially all its property under section 134.

(2) Subject to sections 223 and 228, a shareholder of any class of shares of a company may dissent if the company is subject to an order of the court under section 224 permitting the shareholders to dissent.

(3) The articles of a company that is not a public company may provide that a shareholder of any class or series of shares who is entitled to vote under section 202 may dissent if the company resolves to amend its articles in a manner described in that section.

(4) In addition to any other right he has, but subject to section 222, a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents or an order made under section 224 becomes effective, to be paid by the company the fair value of the shares held by him in respect of which he dissents; and the fair value is to be determined as of the close of business on the day before the resolution was adopted or the order made.

(5) A dissenting shareholder may not claim under this section except only with respect to all the shares of a class or series

(a) held by him on behalf of any one beneficial owner, and

(b) registered in the name of the dissenting shareholder.

(6) A dissenting shareholder must send to the company, at or before any meeting of shareholders of the company at which a resolution referred to in subsection (1) or (3) is to be voted on, a written dissent from the resolution, unless the company did not give notice to the shareholder of the purpose of the meeting and of his right to dissent.

(7) When a shareholder of a company has dissented pursuant to subsection (6) to a resolution referred to in subsection (1) or (3), the company must, within 10 days after the shareholders of the company adopt the resolution, send to the shareholder notice that the resolution has been adopted; but the notice need not be sent to the shareholder if he has voted for the resolution or has withdrawn his dissent.

214. (1) A dissenting shareholder must, within 20 days after he receives a notice under subsection (7) of section 213, or, if he does not receive that notice, within 20 days after he learns that a resolution under that subsection has been adopted, send to the company a written notice containing

(a) his name and address;

(b) the number and class or series of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of the shares.

(2) A dissenting shareholder must, within 30 days after sending a notice under subsection (1), send the certificates representing the shares in respect of which he dissents to the company or its transfer agent.

(3) A dissenting shareholder who fails to comply with subsection (2) has no right to make a claim under this section.

(4) A company or its transfer agent must endorse on any share certificate received by it under subsection (2) a notice that the holder of the share is a dissenting shareholder under this section, and forthwith return the share certificate to the dissenting shareholder.

215. (1) After sending a notice under section 214, a dissenting shareholder ceases to have any rights as a shareholder, other than the right to be paid the fair value of his shares as determined under this section, unless

(a) the dissenting shareholder withdraws his notice before the company makes an offer under section 216;

(b) the company fails to make an offer in accordance with section 216 and the dissenting shareholder withdraws his notice; or

(c) the directors

(i) under subsection (2) of section 197 or subsection (3) of section 207, revoke a resolution to amend the articles of the company;

(ii) under subsection (6) of section 208, terminate an amalgamation agreement; or

(iii) under subsection (7) of section 134, abandon a sale, lease or exchange of property,

in which case his rights as a shareholder are re-instated as of the date the notice mentioned in section 214 was sent.

216. (1) A company must, not later than 7 days after the day on offer to pay which the action approved by the resolution is effective, or the day the for share. company received the notice referred to in section 214, whichever is the later date, send to each dissenting shareholder who has sent such a notice

(a) a written offer to pay for his shares in an amount considered by the directors of the company to be the fair value of those shares, which must be accompanied with a statement showing how the fair value was determined; or

(b) if section 222 applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(2) Every offer made under subsection (1) for shares of the same class or series must be on the same terms.

(3) Subject to section 222, a company must pay for the shares of a dissenting shareholder within 10 days after an offer made under subsection (1) has been accepted; but the offer lapses if the company does not receive an acceptance of the offer within 30 days after it has been made.

217. (1) If a company fails to make an offer under subsection (1) of section 216, or if a dissenting shareholder fails to accept the offer made by the company, the company may, within 50 days after the action approved by the resolution is effective, apply to the court to fix a fair value for the shares of any dissenting shareholders.

(2) If a company fails to apply to the court in the circumstances described in subsection (1), a dissenting shareholder may, within a further period of 20 days, apply to the court to fix a fair value for the shares of any dissenting shareholders.

218. Upon an application to the court under section 217

(a) all dissenting shareholders whose shares have not been purchased by the company are to be joined as parties and are bound by the decision of the court; and

(b) the company must notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by an attorney-at-law.

219. (1) Upon an application to the court under section 217, the court may determine whether any other person is a dissenting shareholder who should be joined as a party; and the court must then fix a fair value for the shares of all dissenting shareholders.

(2) The court may appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(3) The final order of the court must be made against the company in favour of each dissenting shareholder of the company and for the amount of the shares of the dissenting shareholder as fixed by the court.

220. The court may allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date the action approved by the resolution is effective until the date of payment by the company.

221. (1) If section 222 applies, the company must, within 10 days after the making of an order under subsection 3 of section 219, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(2) If section 222 applies, a dissenting shareholder, by written notice delivered to the company within 30 days after receiving a notice under subsection (1)

(a) may withdraw his notice of dissent, in which case the company consents to the withdrawal and the shareholder is re-instated to his full rights as a shareholder; or

(b) may retain a status as a claimant against the company entitled to be paid as soon as the company is lawfully able to do so, or, in a liquidation, to be ranked subordinate to the rights of creditors of the company, but in priority to the company's shareholders.

222. A company shall not make a payment to a dissenting share- Prohibition holder under section 216 if there are reasonable grounds for believing of payment.

(a) the company is or would, after the payment, be unable to pay its liabilities as they become due; or

(b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities.

APPENDIX M

BRITISH VIRGIN ISLANDS

INTERNATIONAL BUSINESS COMPANIES ACT (CAP 291)

Section 83 - Rights of Dissenters

83. (1) A member of a company incorporated under this Act is entitled to payment of the fair value of his shares upon dissenting from

(c) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(d) a consolidation, if the company is a constituent company;

(e) any sale, transfer, lease, exchange or other disposition of more than 50 per cent of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including

(i) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition; or

(ii) a transfer pursuant to the power described in subsection (2) of section 9;

(f) a redemption of his shares by the company pursuant to section 81; and

(g) an arrangement, if permitted by the court.

(2) A member who desires to exercise his entitlement under subsection (1) must give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorized by written consent of members without a meeting.

(3) An objection under subsection (2) must include a statement that the member proposes to demand payment for his shares if the action is taken.

(4) Within 20 days immediately following the date on which the vote of members authorizing the action is taken, or the date on which written consent of members without a meeting is obtained, the company must give written notice of the authorization or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented to in writing, the proposed action.

(5) A member to whom the company was required to give notice who elects to dissent must, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating

(h) his name and address;

(i) the number and classes or series of shares in respect of which he dissents; and

(j) a demand for payment of the fair value of his shares;

and a member who elects to dissent from a merger under section 77 must give to the company a written notice as his decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with Section 77.

(6) A member who dissents must do so in respect of all shares that he holds in the company.

(7) Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

(8) Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company must make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.

(9) If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:

(k) the company and the dissenting member shall each designate an appraiser;

(l) the 2 designated appraisers together shall designate an appraiser;

(m) the 3 appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorizing the action was taken or the date on which written consent of members without a meeting obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(n) the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

(10) Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11) The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12) Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 81 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 81 to redeem its shares.

APPENDIX N

BRAZMIN CORP.

SHARE OPTION PLAN

1. PURPOSE

The purpose of this share option plan (the "**Plan**") is to develop and increase the interest of certain Eligible Persons (as hereinafter defined) in the growth and development of Brazmin Corp. (the "**Corporation**") by providing them with the opportunity to acquire a proprietary interest in the Corporation through the grant of options to purchase common shares in the capital of the Corporation ("**Shares**").

2. ADMINISTRATION

The Plan will be administered by the board of directors of the Corporation or, in the board of directors' discretion, by a committee (the "**Committee**") appointed by the board of directors. Subject to the provisions of the Plan, the board of directors or Committee is authorized in its sole discretion to grant options to purchase Shares to Eligible Persons, to make such determinations under, and such interpretations of, and to take such steps and actions in connection with the proper administration of the Plan and to adopt, amend or revoke such rules and regulations concerning the granting of options pursuant to the Plan as it, in its sole discretion, may deem necessary or advisable. The interpretation and construction of any provision of the Plan by the board of directors or the Committee shall be final and conclusive. No member of the board of directors or Committee will be liable for any action or determination taken or made in good faith with respect to the Plan or any options granted thereunder and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the board of directors or Committee. Any determination approved by a majority of the members of the board of directors or Committee will be deemed to be a determination of that matter by the board of directors or Committee. Members of the board of directors may be granted options under the Plan.

3. SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of Section 10, the aggregate number of Shares which may be issued under the Plan shall not exceed 10% of the aggregate number of Shares issued and outstanding (calculated on a non-diluted basis) from time to time. Any Shares subject to an option which for any reason is surrendered, cancelled or terminated or expires without having been exercised shall again be available for grants under the Plan. No fractional Shares shall be issued, and the board of directors may determine the manner in which fractional share value shall be treated.

4. ELIGIBILITY

Options shall be granted only to Eligible Persons, any registered savings plan established for the sole benefit of an Eligible Person or any company which, during the currency of an option, is wholly-owned by an Eligible Person.

The term "**Eligible Person**" means:

(a) a senior officer or director of the Corporation or an Affiliated Entity (as hereinafter defined);

(b) either:

 (i) an individual who is considered an employee of the Corporation or any Affiliated Entity for the purposes of applicable tax legislation,

 (ii) an individual who works full-time for the Corporation or any Affiliated Entity providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any Affiliated Entity over the details and methods of work as an employee of the Corporation or any Affiliated Entity, but for whom income tax deductions are not made at source, or

(iii) an individual who works for the Corporation or any Affiliated Entity on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any Affiliated Entity over the details and methods of work as an employee of the Corporation or any Affiliated Entity, but for whom income tax deductions are not made at source,

any such individual, an "**Employee**";

(c) an individual (or a company wholly-owned by individuals), other than an Employee, senior officer or director of the Corporation or any Affiliated Entity, who:

(i) provides services to the Corporation or an Affiliated Entity, other than services provided in relation to a distribution of securities;

(ii) provides the services under a written contract with the Corporation or an Affiliated Entity for an initial, renewable or extended period of twelve months or more;

(iii) spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or an Affiliated Entity;

(iv) has a relationship with the Corporation or an Affiliated Entity that enables the individual to be knowledgeable about the business and affairs of the Corporation; and

(v) does not engage in Investor Relations Activities (as hereafter defined)

any such individual, a "**Consultant**", which includes, for an individual consultant, a company of which the individual consultant is an employee or shareholder, and partnership of which the individual consultant is an employee or partner; or

(d) any person or company engaged to provide services that include Investor Relations Activities (any such person or company, an "**Investor Relations Consultant**").

For purposes of the foregoing, an "**Affiliated Entity**" means a person or company that is controlled by the Corporation.

The term "**Investor Relations Activities**" means any activities or oral or written communications, by or on behalf of the Corporation or shareholders of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(a) the dissemination of information or preparation of records in the ordinary course of business of the Corporation:

(i) to promote the sale of products or services of the Corporation, or

(ii) to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation; or

(b) activities or communications necessary to comply with the requirements of:

(i) applicable securities laws, policies or regulations,

(ii) the rules and regulations of The Toronto Stock Exchange (the "**TSX**") or the by-laws, rules or other regulatory instruments of any other self regulatory body or stock exchange having jurisdiction over the Corporation, or

(c) activities or communications that may be otherwise specified by the TSX.

The terms "**person**", "**company**", "**insider**", "**controlled**" and "**senior officer**" shall have the meanings ascribed thereto in the *Securities Act* (Ontario) from time to time.

Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the Eligible Persons who are to be granted options under the Plan and the number of Shares subject to each option.

5. PRICE

The purchase price (the "**Price**") for the Shares subject to each option shall be determined by the board of directors or Committee, as applicable, but, in any event, shall not be lower than the closing market price on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, on the trading day immediately preceding the date of the grant, or if not so traded, the average between the closing bid and asked prices thereof as reported for the trading day immediately preceding the date of the grant; provided that if the Shares are suspended from trading or have not traded on the TSX or another stock exchange for an extended period of time, the "**market price**" will be the fair market value of the Shares at the time of grant, as determined by the board of directors or Committee. The board of directors or Committee may also determine that the Price may escalate at a specified rate dependent upon the date on which an option may be exercised by the Eligible Person.

6. TERM AND RIGHTS TO EXERCISE

Subject to the provisions of this Section 6 and Sections 7, 8, and 15, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding eight (8) years. The Shares to be purchased upon each exercise of any option (the "**Optioned Shares**") shall be paid for in full at the time of such exercise. Except as provided in Sections 7, 8 and 15, no option may be exercised unless the optionee is then an Eligible Person.

7. CESSATION OF PROVISION OF SERVICES

(a) **Resignation or Discharge of Optionee** - Subject to Section 16, in the event of:

(i) the resignation of an optionee as an employee or senior officer of the Corporation or an Affiliated Entity such that the optionee is no longer an Eligible Person;

(ii) the resignation or removal of an optionee as a member of the board of directors of the Corporation or an Affiliated Entity other than in the circumstances referred to in Section 8, such that the optionee is no longer an Eligible Person;

(iii) the discharge of an optionee as an Employee or senior officer of the Corporation or an Affiliated Entity by reason of a wilful and substantial breach of such optionee's employment duties; or

(iv) the termination of the agreement or engagement between the Corporation and a Consultant or Investor Relations Consultant by either party thereto, such that the optionee is no longer an Eligible Person,

all options granted to such optionee under the Plan which are then outstanding (whether vested or unvested) shall in all respects forthwith cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option had not previously been exercised:

(w) in the case of clause (i) above, upon notice of such resignation being received by the Corporation or Affiliated Entity;

(x) in the case of clause (ii) above, upon notice of such resignation being received by the Corporation or Affiliated Entity or upon the date of such removal, as applicable;

(y) in the case of clause (iii) above upon notice of such discharge being given by the Corporation or Affiliated Entity to such optionee; and

(z) in the case of clause (iv) above, upon notice of such termination being given by the Corporation or Affiliated Entity to such optionee or being received by the Corporation or Affiliated Entity from the optionee, as applicable.

For the purposes of the Plan, the determination by the Corporation or Affiliated Entity that such optionee was discharged as an employee, senior officer, Consultant or Investor Relations Consultant of the Corporation or Affiliated Entity by reason of a wilful and substantial breach of such optionee's employment duties or service contract shall be binding upon such optionee.

(b) **Other Termination of Optionee** - In the event of the termination of employment or engagement of an optionee by the Corporation or Affiliated Entity (including the expiry of an agreement or engagement between the Corporation and a Consultant or Investor Relations Consultant) other than in the circumstances referred to in subsection 7(a) and Section 8, such that the optionee is no longer an Eligible Person, such optionee may exercise each option then held by such optionee under the Plan to the extent that such optionee was entitled to do so at the time of such termination, at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the 90th day (or such later day as the board of directors or the Committee in its sole discretion may determine) following the effective date upon which the optionee ceases to be an Eligible Person, or the expiry date of such option, whichever is earlier, after which the option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option had not been previously exercised.

(c) **RRSP's and Holding Companies** – In the event that an option is held by a registered retirement saving plan established for the sole benefit of an Eligible Person or a company wholly-owned by an Eligible Person or a company wholly-owned by an Eligible Person, the provisions of this Section 7 shall apply to such option as if the option was held directly by the applicable Eligible Person.

8. DEATH OF OPTIONEE

In the event of the death of an optionee while the optionee is an Eligible Person prior to 5:00 p.m. (Toronto time) on an option's expiry date, the option may be exercised, as to all or any of the Optioned Shares subject to such option in respect of which such optionee would have been entitled to exercise the option hereunder at the time of the death of such optionee if such optionee had survived, by the legal representatives of such optionee at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the date which is the first anniversary of the date of death of such optionee or the expiry date of such option, whichever is the earlier, after which the option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option had not been previously exercised.

9. NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferrable by an optionee otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

10. ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, subject to compliance with the rules of the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. The options granted under the Plan may contain such provisions as the board of directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the Price in the event of any such change. If an adjustment results in a fractional share, the fraction shall be disregarded.

11. AMENDMENT AND TERMINATION OF THE PLAN

The board of directors or Committee, as applicable, may at any time amend or terminate the Plan, subject to pre-clearance with the TSX and compliance with the rules of the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation.

12. EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Corporation.

13. EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan. In the event of any inconsistency or conflict between the provisions of such an agreement and the Plan, the provisions of the Plan shall prevail.

14. EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option agreement, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of Optioned Shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the applicable Price.

Upon receipt of a certificate of an authorized officer directing the issue of Shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the Optioned Shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

15. VESTING RESTRICTIONS

Options granted under the Plan may vest at the discretion of the board of directors or Committee, as applicable.

16. CHANGE OF CONTROL

If a *bona fide* offer (an "**Offer**") for Shares is made to the shareholders of the Corporation which, if options granted under the Plan were exercised would include optionees and which Offer, if accepted in whole or in part, would result in the offeror exercising control of the Corporation within the meaning of subsection 1(3) of the *Securities Act*

(Ontario) (as amended from time to time) then, notwithstanding Section 15, but subject to the other provisions hereof:

(a) **Board of Directors Consent** - The board of directors or Committee may give its express consent to the exercise of any options granted under the Plan, which were outstanding at the time of the Offer but are not then vested, in the manner hereinafter provided.

(b) **Notice of Right to Exercise** - If the board of directors or Committee has so consented to the exercise of any options outstanding at the time of the Offer, the Corporation shall immediately given notify each optionee currently holding an option under the Plan of the Offer with full particulars thereof, together with a notice stating that, in order to permit the optionee to participate in the Offer, the optionee may, during the period that the Offer is open for acceptance (or if no such period is specified, a period of 30 days following the date of such notice) exercise all or any portion of any such options held by the optionee.

(c) **Exercise and Deemed Exercise** - In the event that the optionee so exercises any such option, such exercise shall be in accordance with Section 14; provided that, if necessary in order to permit the optionee to participate in the Offer, such options shall be deemed to have been exercised and the issuance of Optioned Shares shall be deemed to have occurred, effective as of the first business day prior to the date on which the Offer was made.

(d) **Completed Offer** - If, upon the expiry of the applicable period referred to in subsection 16(b), the Offer is completed and:

(i) the optionee has not exercised the entire or any portion of such option, then, for greater certainty, any options not exercised shall continue to be valid and existing under the Plan in accordance with the terms of their grant; or

(ii) the optionee has exercised the entire or any portion of such option but has not tendered the Optioned Shares to the Offer, then, as and from the expiry of such period, the Corporation may require the optionee to sell to the Corporation such Optioned Shares for a purchase price per Share equal to the Price.

(e) **Reinstatement of Optioned Shares** - If:

(i) the Offer is not completed (within the time specified therein, if applicable); or

(ii) all of the Optioned Shares tendered by the optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof,

then the Optioned Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror shall be returned by the optionee to the Corporation and reinstated as authorized but unissued Shares, and the terms of the options set forth herein shall again apply to such options or the remaining portion thereof, as the case may be.

(f) **Refund of Option Price** - If any Optioned Shares are returned to the Corporation pursuant to subsection 16(e), the Corporation shall refund the applicable Price to the optionee in respect of such Optioned Shares.

(g) **Limited Right to Sell** - In no event shall the optionee be entitled to sell the Optioned Shares other than pursuant to the Offer except as provided in clause 16(d)(ii).

17. MISCELLANEOUS

(a) **No Rights as a Shareholder** - Nothing contained in the Plan nor in any option granted hereunder shall be deemed to give any optionee any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any option.

(b) **Employment** - Nothing contained in the Plan shall confer upon any optionee any right with respect to employment or continued employment or the right to continue to serve as a member of the board of directors, a Consultant or an Investor Relations Consultant as the case may be, or interfere in any way with the right of the Corporation to terminate such employment at any time. Participation in the Plan by an Eligible Person is voluntary.

(c) **Record Keeping** - The Corporation shall maintain a register in which shall be recorded all pertinent information with respect to the granting, amendment and/or exercise of options.

(d) **Income Taxes** - As a condition of and prior to participation in the Plan, an Eligible Person shall authorize the Corporation in written form to withhold from any remuneration otherwise payable to such Eligible Person any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan or the issuance of the Optioned Shares hereunder.

(e) **No Representation or Warranty** - The Corporation makes no representation or warranty as to the future market value of any Optioned Shares issued in accordance with the provision of the Plan.

(f) **Compliance with Applicable Law** - If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Corporation or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith. Subject to compliance with applicable securities laws and regulations, grants of options pursuant to the Plan may be made prior to the receipt of the necessary approvals required by the rules of the TSX or such other stock exchange or regulatory authority having jurisdiction over the securities of the Corporation, provided that the option agreements evidencing such grants shall specify that they shall not be exercisable, in whole or in part, unless such approvals are received. The Corporation shall not be obligated by any provision of the Plan or the granting of any option hereunder to issue or sell Optioned Shares in violation of any laws, rules or regulations or any condition of such approvals. No option shall be granted and no Optioned Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Optioned Shares under the securities laws or regulations of any jurisdiction and any purported grant of any option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Optioned Shares pursuant to the Plan unless such Shares shall have been duly listed and posted for trading, upon all stock exchanges on which the Shares are listed and posted for trading. If any Shares cannot be issued or sold to any optionee for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any Price paid to the Corporation shall be returned to the optionee.

18. GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the British Virgin Islands and shall be deemed to have been made therein.

19. EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which the option has not been exercised.

APPENDIX O

FINANCIAL STATEMENTS

VENTURES RESOURCE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004


ZEIFMAN
& COMPANY, LLP
Chartered Accountants




201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel. (416) 256-4000
(416) 256-4001
Website: www.zeifman.ca
Email: info@zeifman.ca
A member of
SC International

AUDITORS' REPORT

To the Shareholders of
Ventures Resource Corporation

We have audited the consolidated balance sheet of Ventures Resource Corporation as at December 31, 2004 and the statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year's financial statements were audited by another firm of Chartered Accountants.

Zeifman & Company, LLP

Toronto, Ontario
February 8, 2005

Chartered Accountants

VENTURES RESOURCE CORPORATION
(Incorporated Under the Laws of Barbados)

CONSOLIDATED BALANCE SHEET — **AS AT DECEMBER 31, 2004**
(in U.S. dollars)

ASSETS

	2004	2003
CURRENT		
Cash	$ 217,512	$ 98,481
Amounts receivable and other assets (note 11)	10,000	126,107
	227,512	224,588
OTHER		
Deferred exploration expenditures (note 4)	-	15,497,006
TOTAL ASSETS	$ 227,512	$ 15,721,594

LIABILITIES

	2004	2003
CURRENT		
Accounts payable and accrued liabilities (note 11)	$ 387,422	$ 311,034
LONG-TERM		
Notes and loan payable (note 5)	935,819	1,771,323
Convertible debentures (note 6)	-	250,309
	935,819	2,021,632
TOTAL LIABILITIES	1,323,241	2,332,666

SHAREHOLDERS' EQUITY (DEFICIENCY)

	2004	2003
STATED CAPITAL (note 7)	21,380,185	20,753,924
EQUITY PORTION OF NOTES PAYABLE (note 5)	1,550,432	-
EQUITY PORTION OF CONVERTIBLE DEBENTURES (note 6)	-	159,691
DEFICIT	(24,026,346)	(7,524,687)
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)	(1,095,729)	13,388,928
	$ 227,512	$ 15,721,594

ON BEHALF OF THE BOARD
"Frank J. Crothers"
Frank J. Crothers, DIRECTOR

"Timothy N. Unwin"
Timothy N. Unwin, DIRECTOR

See accompanying notes to consolidated financial statements.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

VENTURES RESOURCE CORPORATION
CONSOLIDATED STATEMENT OF DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2004
(in U.S. dollars)

	2004	2003
Balance, beginning of the year	$ (7,524,687)	$ (6,969,391)
Net loss for the year	(16,501,659)	(555,296)
Balance, end of the year	$ (24,026,346)	$ (7,524,687)

See accompanying notes to consolidated financial statements.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

VENTURES RESOURCE CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(in U.S. dollars)

	2004	2003
INCOME		
Interest	$ 40	$ 574
EXPENSES		
Write-down of deferred exploration expenditures	15,695,962	-
Professional fees	267,872	208,308
Interest on long-term debt	256,354	182,620
Administration	159,256	164,942
Loss on foreign currency translation	122,255	-
	16,501,699	555,870
NET LOSS	$ (16,501,659)	$ (555,296)
BASIC AND DILUTED NET LOSS PER SHARE (note 10)	$ (1.35)	$ (0.05)

See accompanying notes to consolidated financial statements.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

VENTURES RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(in U.S. dollars)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	$ (16,501,659)	$ (555,296)
Items not requiring an outlay of cash:		
Write-down of deferred exploration expenditures	15,695,962	-
Loss on foreign currency translation	122,255	-
Accrued interest on debentures	94,006	-
Net changes in non-cash working capital items related to operations:		
Amounts receivable and other assets	116,107	118,887
Accounts payable and accrued liabilities	76,388	55,696
	(396,941)	(380,713)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in notes and loan payable	714,928	885,323
Increase in equity portion of convertible debentures	-	7,052
Increase (decrease) in convertible debentures	-	11,281
	714,928	903,656
CASH FLOWS FROM INVESTING ACTIVITIES		
Deferred exploration expenditures	(198,956)	(905,227)
NET INCREASE (DECREASE) IN CASH FOR THE YEAR	119,031	(382,284)
CASH, BEGINNING OF THE YEAR	98,481	480,765
CASH, END OF THE YEAR	$ 217,512	$ 98,481

The conversion of the convertible debentures to common stock was a non-cash transaction and is therefore not reflected on this cash flow statement.

See accompanying notes to consolidated financial statements.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

(amounts expressed in U.S. dollars)

1. INCORPORATION AND OPERATIONS

The company was incorporated on March 27, 1996 under the Barbados International Business Companies Act.

Ventures Resource Corporation ("VRC") was established as an international mineral exploration and development company. The company has a wholly-owned subsidiary, Ventures Resource Alaska Corporation ("VRAC"), which was incorporated on March 20, 1996 under the laws of the State of Alaska, through which it conducts its exploration activities in the State of Alaska, U.S.A. VRAC has acquired certain exploration and mining lease rights in Alaska pursuant to an Exploration Option Agreement made as of June 7, 1996 between VRAC and Doyon Limited ("Doyon") an Alaska corporation. Pursuant to the Exploration Option Agreement, the Company issued to Doyon common shares of the Company, representing approximately 3% of the outstanding common shares. Subsequent to year end, this agreement was terminated (see note 4 and 12).

The company is in the development stage and its operations are subject to all of the risks normally incident to the exploration and the development of mineral properties. Mineral exploration involves significant risk and few properties which are explored are ultimately developed into producing mines. The company has no producing mineral properties and no significant cash flow or earnings. Its ultimate success will depend on its ability to generate cash flow from a producing mineral property. There is no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that the mining properties will be brought into commercial production. The Company ceased mineral exploration during the year and has written off all deferred exploration expenditures. The company is dependent on the ability to raise the necessary capital to continue to finance and meet its obligations (also see note 2 (c)).

2. BASIS OF PRESENTATION

(a) **Consolidation -**

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, VRAC. All intercompany balances have been eliminated.

(b) **Currency -**

The United States dollar is the Company's reporting currency and the currency of measurement for all financial transactions reported in these financial statements.

(c) **Going concern basis -**

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is dependent upon its ability to obtain future financing or it to continue to discharge its liabilities and realize the carrying value of its assets in the normal course of operations.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

(a) **General -**

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a basis consistent with prior years. Because a precise determination of assets and liabilities depends on future events, the preparation of financial statements for a period necessarily requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expense during the period. Actual amounts could differ from these estimates. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

(b) **Deferred exploration expenditures -**

Interest in mineral exploration properties are recorded at cost. Exploration expenditures, other than those of a general nature, relating to mineral properties in which an interest is retained are deferred and carried as an asset until the results of the projects are known. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

The cost of mineral properties includes the cash consideration and the fair value of shares issued on the acquisition of properties. Properties acquired under option agreements, whereby option payments are made at the discretion of the company, are recorded in the financial statements at the time the payments are made. The proceeds from options granted on properties are credited to the cost of the related property.

(c) **Income taxes -**

Income taxes are accounted for using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to difference between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In assessing future tax assets the Company considers whether it is more likely than not some portion or all of the future income tax asset will be realized.

(d) **Foreign currency translation -**

The functional currency of the company is United States dollars. A portion of the Company's transactions are denominated in Canadian dollars. Monetary assets and liabilities denominated in Canadian dollars are translated to United States dollars at the rate in effect at the balance sheet date. Revenue and expenses are translated at rates prevailing on the dates of the related transactions. The resulting gain or loss is included in the statement of operations.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

(e) **Financial instruments -**

The Company's financial instruments include cash, accounts receivable and other assets, accounts payable and accrued liabilities and convertible debentures. The fair value of these financial instruments approximate carrying value.

Currency risk is the risk that the value of the financial instruments will fluctuate due to changes in foreign currency exchange rates.

The Company is subject to credit risk through its amounts receivable and other assets. The Company does not have a significant exposure to any individual receivable.

(f) **Stock-based compensation plans -**

The Company has an Stock Option Plan which is disclosed in note 8. Effective January 1, 2004, the Company adopted the new accounting standard CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair value of the stock options at the time of grant, the cost of which is recognized over the vesting period of the respective options. This change in accounting policy was applied prospectively, with no restatement of prior year. For the years ended December 31, 2004 and 2003 the Company had granted no options to employees or non-employees, and as such the adoption of this standard has no impact to these consolidated financial statements.

Prior to January 1, 2004 the Company had accounted for all grants of options such that, no compensation expense was recognized for these plans when stock options were issued to employees or non-employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(g) **Net loss per share -**

Net loss per share is calculated based on the weighted average number of shares outstanding during the year.

(h) **Comparative figures -**

Certain of the prior year's figures have been reclassified for consistency with the presentation adopted for the current year.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

4. **DEFERRED EXPLORATION EXPENDITURES**

The properties on which VRC carries out exploration and development activities are located in the State of Alaska. The deferred exploration expenditures were comprised as follows:

	2004	**2003**
Costs capitalized to date for Alaska projects:		
Exploration costs	$ 13,164,874	12,965,918
Doyon option payments	1,900,000	1,900,000
Legal fees	360,810	360,810
Other	270,278	270,278
	15,695,962	15,497,006
Write-down of exploration expenditures	15,695,962	-
Balance, December 31,	$ -	$ 15,497,006

Mineral exploration involves significant risk and few properties which are explored are ultimately developed into producing mines. The company has no producing mineral properties and no significant cash flow or earnings. Its ultimate success will depend on its ability to generate cash flow from a producing mineral property. There is no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that the mining properties will be brought into commercial production. The Company requires additional resources in order to continue exploration. During fiscal 2004, management made a decision that no further resources would be committed to the Alaska projects. Consequently, the deferred exploration expenditures have been written off.

Subsequent to year end, the agreement with Doyon was terminated and the Company was released from any and all obligations or liabilities arising under the Agreement such as mandatory minimum exploration expenditures for certain years. Costs of settlement in the amount of $28,600 is accrued in these consolidated financial statements.

5. **NOTES AND LOAN PAYABLE**

The promissory notes are due to shareholders bears interest at a rate of 10% per annum and are repayable by the Company as to principal and interest in cash two years from the date of each note. The notes have maturity dates ranges from July 3, 2005 to December 28, 2006. The notes do not carry periodic interest and principal payments. At the option of the company and subject to the approval of TSX Venture Exchange, the notes may be satisfied by the issuance of common shares. Interest of $198,743 ($111,213 for 2003) was recorded in these financial statements.

These promissory notes are being classified on the Company's consolidated balance sheet in accordance with an assessment of their substance at the time of initial recognition, rather than their legal form. The notes issued in 2003 in the amount of $889,290 are classified as liabilities. The notes issued in 2004 in the amount of $1,550,432 are classified as equity. Included in notes and loan payable is a loan to the controlling shareholder of $46,529 ($26,033 in 2003). The loan is unsecured, bears interest at a rate of 10% per annum and is without security or stated terms of repayment.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

6. **CONVERTIBLE DEBENTURES**

The Convertible debentures, in the amount of CDN $623,200, were to mature on December 20, 2007 and bore interest at the rate of ten percent per annum.

Pursuant to the terms of the debentures, the holders have the right at any time during the term of the debentures, to convert the outstanding principal into common shares of the company the rate of one common share per CDN $0.25 of principle outstanding during the first two years, CDN $0.28 during the third year, CDN $0.30 during the fourth year and CDN $0.33 per share during the fifth year. At December 31, 2004, the debentures and accrued interest totaling CDN $754,267 were converted to 3,017,068 common shares (see note 7), at a rate of one common share per CDN $0.25 of principal and interest.

These debentures were being accounted for in accordance with their substance and were presented in the financial statement in their respective fair values at the time of issue. The debt component had been calculated as the present value of the interest and principal payments discounted at an appropriate prevailing market interest rate. The debt component amounted to $250,309 for 2003. The difference between the debt component and the proceeds of issue of the debentures represented the debenture conversion privilege and was classified as equity, that being $159,691 for 2003.

7. **STATED CAPITAL**

The company has an unlimited number of authorized voting common shares, and an unlimited number of preferred shares. The preferred shares may be issued from time to time, in one or more series and in such numbers and with the designation, rights, privileges, restrictions, conditions and limitations as are determined by the directors of the company. The holders of the preferred shares shall receive any dividends declared by the company before the holder of the common shares. No preferred shares have been issued.

The following details the changes in the common shares for the two years ended December 31, 2004:

	Number	Amount
Balance, January 1, 2003 and 2004	12,225,578	$ 20,753,924
Issue of shares on conversion of debentures (see note 6)	3,017,068	626,261
Balance, December 31, 2004	15,242,646	$ 21,380,185


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

8. **SHARE OPTION PLAN**

The Company grants options to certain directors, officers, and employees under a stock incentive plan enabling them to purchase common shares of the Company. As at December 31, 2004, there were 50,000 options outstanding, of which 30,000 shares are vested. These options expiry on December 8, 2007.

A summary of the option activity for the two years ended December 31, 2004 is shown below:

	2004		2003	
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Balance, January 1,	337,500	$ 0.62	337,500	$ 0.62
Cancelled	(20,000)	-	-	-
Expired	(267,500)	-	-	-
Balance, December 31,	50,000	$ 0.25	337,500	$ 0.62

(a) During 2004, 267,500 options expired. An additional 20,000 were cancelled as a result of termination of a former officer of the Company.

9. **INCOME TAXES**

The Company and its subsidiary have tax loss carryforwards available to reduce taxable income of future periods in the amount of $4,661,183 for Barbados tax purposes, with expiry dates ranging from 2005 to 2013, and $5,417,305 of tax losses available in the United States with expiry dates ranging from 2011 to 2024.

The Company has taken a full valuation allowance in respect of these amounts, and accordingly, no future income tax asset has been recognized in these financial statements. On December 13, 2004, a Letter of Intent was entered into by the Company (see note 12) with respect to a business combination. As a result of the potential business combination, some or all of these losses may not be available to reduce taxable income in the future.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

10. **NET LOSS PER SHARE**

The following table sets forth the computing of basic and diluted loss per share:

	2004	2003
Numerator for basic and diluted loss per share available to common shareholder	$ (16,501,659)	$ (555,296)
Denominator for basic loss per share - weighted average number of common shares outstanding	12,233,822	12,225,578
Basic and diluted loss per share	$ (1.35)	$ (0.05)

11. **RELATED PARTY TRANSACTIONS AND BALANCES**

(a) The mineral exploration being funded by VRAC is managed and operated pursuant to a management contract between VRAC and WGM Inc. WGM Inc. is a wholly-owned subsidiary of Horseneck Holdings Limited ("Horseneck") with its head office in Toronto, Canada. One of the company's directors is an officer and director of Horseneck which is a shareholder of VRC.

WGM Inc. provided VRAC and the Doyon project with management and mineral exploration services during the exploration period. In 2004 fees paid to WGM Inc. for these services were $43,374 ($300,956 for 2003).

Advances to date of $15,637,901 ($15,398,084 for 2003) have been made to WGM Inc., all of which ($15,321,978 for 2003) had been spent by them at December 31 2004 and was included in deferred exploration expenditure. Advances of $Nil ($76,107 for 2003) not yet spent by WGM Inc. based in Alaska, are included in accounts receivable and other assets. Advances to Watts, Griffis and McOuat Limited ("WGM") based in Toronto of $10,000 ($50,000 for 2003) not yet spent by them are also included in accounts receivable and other assets. One of the shareholders of WGM is a director of the Company.

(b) Professional fees include $24,000 ($24,000 in 2003) charged by WGM for the provision of accounting services and $68,339 ($35,471 for 2003) paid to Chancery Chambers and Blake, Cassels & Graydon LLP.

Two of the partners of these firms (Chancery Chambers and Blake, Cassels & Graydon LLP.) are directors of VRC. Of this amount $23,213 ($Nil for 2003) is included in accounts payable at December 31, 2004. These fees are on normal commercial terms.

(c) VRAC paid $Nil ($150,000 for 2003) to Doyon, in consideration of the grant of mineral rights which were included in deferred exploration expenditures, and also contributed $Nil ($10,000 for 2003) to the Doyon Foundation which was also included in other deferred exploration expenditures.

(d) Accounts payable includes accrued interest payable to the controlling shareholder and other shareholders in the amount of $179,454 ($192,635 for 2003). Interest expense includes amounts incurred with shareholders in the amount of $198,743 ($111,213 for 2003).


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

12. **COMMITMENTS**

On December 13, 2004, the Company entered into a binding letter of intent with Resource Holdings & Investments Inc. ("RHI"), pursuant to which the Company agreed to acquire all the outstanding shares of RHI, in exchange for common shares of the Company. This agreement is conditional upon, among other things, the following:

(a) The disposition of all of the Company's interests in VRAC, including the termination of all agreements to which the Company and VRAC are a party to or otherwise bound, including the agreements with Doyon and WGM;
(b) All options to purchase common shares of the Company shall be terminated;
(c) RHI shall have completed a private placement in order to raise gross proceeds of not less than CDN $2,000,000;
(d) all of the outstanding convertible debentures of the Company shall have been converted into common shares of the Company;
(e) all of the debt of the Company shall have settled for common shares of the Company at a minimum conversion price acceptable to the TSX Venture Exchange;
(f) a consolidation of the common shares of the Company on a basis acceptable to RHI.

Upon completion of the transactions above, but without giving effect to the private placement, RHI will hold 93% of the issued and outstanding post consolidation common shares. The transaction would be accounted for as a reverse takeover. This transaction would result in a merger between the Company and RHI to form BrazMin Corp. ("BrazMin"). Under this merger, the shareholders of the Company would receive one common share of BrazMin for every fifty-one shares of the Company and the shareholders of RHI would receive one share of BrazMin for each RHI share.


ZEIFMAN
& COMPANY, LLP
Chartered Accountants

VENTURES RESOURCE
CORPORATION

Consolidated Financial Statements

December 31, 2003

The audited consolidated financial statements contained in this annual report present the results of operations for the year ended December 31, 2003 and include the operations of the Company's wholly-owned subsidiary, Ventures Resource Alaska Corporation (the "Corporation"). The Corporation is a mining exploration company with no producing properties and consequently has no operating income or cash flow. The Company's operations have been funded by equity subscriptions and shareholders' loans. Revenues during the year were derived from interest earned on cash balances and dividends from Certificates of Deposit.

Operations

The primary focus of the Corporation is the exploration for precious and base metal deposits in the State of Alaska. The 2003 exploration program was completed at Ventures' Flat (Iditarod Mining District) property and at Donlin Creek North claims.

Exploration programs totaling $745,227 were managed by WGM Inc, mining and geological consultants in Anchorage, Alaska. The 2003 field program was designed to continue modest-scale follow-up drill tests in three areas, namely Divide and Golden Apex on Chicken Mountain and the Golden Hornfels area, near Black Creek, three miles to the north. The program was augmented by grid soil sampling, geologic mapping, and prospecting along Black Ridge between the Golden Apex and the Golden Hornfels area.

Ventures Resource Corporation has exclusive mineral rights to one million acres of private land in Alaska pursuant to an agreement with Doyon, Limited, an Alaska Native Corporation.

Investor Relations

Ventures has been looking for joint venture partners to advance its Flat property and the 30,000 acres of claims at Donlin Creek North adjacent to NovaGold's Donlin Creek deposit.

Administration

For the year ended December 31, 2003 the Company incurred a net loss of $555,296. This amount consisted of interest and other income of $574, general administrative expenses of $393,060 and interest and other bank charges of $162,810.

By comparison for the year ended December 31, 2002, a net loss of $1,756,300 was incurred: This amount consisted of interest and other income of $226, deferred exploration write-off of $1,329,700, general administrative expenses of $383,728, and interest and other bank charges of $43,098.

The Company's expenditures as disclosed above increased in the year ended December 31, 2003 as compared to the prior year due to increased marketing efforts.

Liquidity and Capital Resources

During the year ended December 31, 2003 the Company raised $853,000 in shareholder loans.

Working capital at December 31, 2003 was ($86,446) compared to $470,421 as at December 31, 2002.

Exploration expenditures on the Company's properties during 2003 were $905,227 which included $150,000 spent on land holding and $10,000 for the Doyon Scholarship Fund. For the year ended December 31, 2002, exploration costs were $632,852 including $150,000 spent on land holding, plus $10,000 for the Doyon Scholarship Fund.

The Company is uncertain as to the risks that may impact future operations. Risks that may occur include the intensely competitive nature of the mining industry, fluctuating commodity prices over which the Company has no control, currency fluctuations, taxation, and environmental compliance. The Company currently manages part of its currency risk by converting all funds under its control to U.S. dollars. The Company intends to continue to aggressively evaluate and, if warranted, develop mineral properties in the State of Alaska. Such activities require significant expenditures prior to achieving commercial production. The Company may finance these expenditures through the sale of equity, joint venture arrangements with other mining companies, sale of property interests, term debt or a combination of any of these alternatives.



Auditors' Report

To the Shareholders of Ventures Resource Corporation

We have audited the consolidated balance sheets of Ventures Resource Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
Bridgetown, Barbados
May 12, 2004

Consolidated Balance Sheets

(expressed in United States dollars)

as at December 31	2003 $	2002 $
Assets		
Current assets		
Cash and cash equivalents	**98,481**	480,765
Accounts receivable and other assets *(note 5 (a))*	**126,107**	244,994
	224,588	725,759
Deferred exploration expenditures *(note 6)*	**15,497,006**	14,591,779
	15,721,594	15,317,538
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities *(note 5(b))*	**311,034**	255,338
Amount due to shareholders *(note 7)*	**1,771,323**	886,000
Long term loans *(note 8)*	**250,309**	239,028
	2,332,666	1,380,366
Shareholders' Equity		
Share capital *(note 9)*	**20,753,924**	20,753,924
Equity portion of convertible debentures *(note 8)*	**159,691**	152,639
Deficit	**(7,524,687)**	(6,969,391)
	13,388,928	13,937,172
	15,721,594	15,317,538

Going concern *(note 2)*

Approved on behalf of the Board:

Frank J. Crothers
Director

C.G. "Riz" Bigelow
President, CEO & Director

Consolidated Statements of Operations

(expressed in United States dollars)
as at December 31

	2003 **$**	2002 $
Income		
Interest income	**574**	226
Expenditures		
Deferred exploration expenditures written off	**–**	1,329,700
General administrative expenses	**393,060**	383,728
Interest and other bank charges	**162,810**	43,098
	555,870	1,756,526
Loss for the year	**(555,296)**	(1,756,300)
Deficit – beginning of year	**(6,969,391)**	(5,213,091)
Deficit – end of year	**(7,524,687)**	(6,969,391)
Loss per share – basic and diluted *(note 12)*	**0.05**	0.14

Consolidated Statements of Cash Flows

(expressed in United States dollars)
as at December 31

	2003 $	2002 $
Cash used in operating activities		
Loss for the year	**(555,296)**	(1,756,300)
Deferred exploration expenditures written off	**–**	1,329,700
	(555,296)	(426,600)
Changes in non-cash working capital balances		
Accounts receivable and other assets	**118,887**	(52,978)
Accounts payable and accrued liabilities	**55,696**	150,110
	(380,713)	(329,468)
Cash used in investing activities		
Deferred exploration expenditures	**(905,227)**	(632,852)
Cash provided by financing activities		
Increase in equity portion of convertible debentures	**7,052**	152,639
Increase in amount due to shareholders	**885,323**	886,000
Increase in long term loans	**11,281**	239,028
	903,656	1,277,667
(Decrease) increase in cash and cash equivalents	**(382,284)**	315,347
Cash and cash equivalents – beginning of year	**480,765**	165,418
Cash and cash equivalents – end of year	**98,481**	480,765

(expressed in United States dollars)

1. INCORPORATION AND PRINCIPAL ACTIVITY

The company was incorporated on March 27, 1996 under the Barbados International Business Companies Act which provides for a maximum corporation tax rate of 2.5% of taxable income.

Ventures Resource Corporation ("VRC") has been established as an international mineral exploration and development company. The company has a wholly-owned subsidiary, Ventures Resource Alaska Corporation ("VRAC"), which was incorporated on March 20, 1996 under the laws of the State of Alaska, through which it conducts its exploration activities in the State of Alaska, U.S.A. VRAC has acquired certain exploration and mining lease rights in Alaska pursuant to an exploration option agreement made as of June 7, 1996 between VRAC and Doyon Limited, an Alaska corporation (note 4).

2. GOING CONCERN

The company is in the development stage and its operations are subject to all of the risks normally incident to the exploration for, and the development and operation of, mineral properties. Mineral exploration involves significant risk and few properties which are explored are ultimately developed into producing mines. The company has no producing mineral properties and no significant cash flow or earnings. Its ultimate success will depend on its ability to generate cash flow from a producing mineral property. There is no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that the mining properties will be brought into commercial production. The company may not be able to raise the necessary capital to continue to finance and meet its obligations under the Doyon Exploration Option Agreement, and may have to forfeit any interest in any properties or prospects earned or assumed under such contracts. It is reasonably possible, based on these factors, that changes in future conditions in the near term could require a material change in the amount recorded for deferred exploration expenditures.

As at December 31, 2003, the company reported a net loss of $555,296 (2002 – $1,756,300) and a deficit of $7,524,687 (2002 – $6,969,391). The cash position of the company is also not sufficient to continue exploration. These factors cast significant doubt on the ability of the company to continue as a going concern and meet its obligations as they fall due.

The ability of the company to continue as a going concern is dependent on future financing and/or finding a suitable joint venture partner. If neither of these is achieved, the company may not be able to meet its obligations as they become due. These financial statements have been prepared on a going concern basis that assumes the continuity of operations and realization of assets and settlement of liabilities in the normal course of business. Should it be determined that the company is no longer a going concern, the financial statements will need to include material adjustments that reflect a liquidation basis of preparation.

3. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies used are as follows:

a) Principles of consolidation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Ventures Resource Alaska Corporation.

b) Cash equivalents

Cash equivalents comprise time deposits and other interest bearing instruments with original maturity dates less than 3 months.

c) Deferred exploration expenditures

Interests in mineral properties included in deferred exploration expenditures, are stated at cost. Exploration expenditures, other than those of a general nature, relating to mineral properties in which an interest is retained are deferred and are carried as an asset until the results of the projects are known. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

The cost of mineral properties includes the cash consideration and the fair value of shares issued on the acquisition of properties. Properties acquired under option agreements, whereby option payments are made at the discretion of the company, are recorded in the financial statements at the time the payments are made. The proceeds from options granted on properties are credited to the cost of the related property.

Once the feasibility of a project has been established, deferred exploration expenditures and other costs are segregated as deferred development expenditures. These costs will be amortized over the estimated useful life of the related mineral property once commercial production commences. If the net carrying amounts of deferred development expenditures are not recoverable, these costs are written down to the net recoverable amount of the deferred development expenditures.

d) Share option plan
Cash received upon the exercise of share options is credited to share capital.

e) Loss per share
Loss per share is calculated based on the weighted average number of shares outstanding during the year.

f) Foreign currency translation
The functional currency of the company is United States dollars. Foreign currency transactions of the company have been translated into United States dollars at the average rate of exchange in effect during the year. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated into United States dollars at exchange rates prevailing at that date and any resulting gain or loss is included in the statement of operations.

g) Taxation
The company follows the liability method of accounting for deferred tax, whereby the future corporation tax liability resulting from timing differences is provided for at the current corporation tax rate.

4. DOYON EXPLORATION OPTION AGREEMENT

The agreement initially provided VRAC with the exclusive right to explore the company lands for minerals for the five-year period ending March 31, 2001, to lease prospects identified thereon and to develop and produce minerals pursuant to such leases. In 1998, an amendment was signed which extended VRAC's exploration rights for an additional two years, until March 31, 2003. A second amendment was signed on October 2000 which further extends the option agreement to March 31, 2005.

On April 1, 2002, a third amendment to the option agreement with Doyon Limited became effective. It extended the term of the option period for an additional year, two or three years based on the expenditure of certain agreed amounts. If the company makes exploration expenditures of $750,000 during the two-year period April 1, 2002 to March 31, 2004, the option period is extended for one year. If $1,500,000 is incurred during the three-year period April 1, 2002 to March 31, 2005, the period is extended for two years ending on March 31, 2007. If expenditures of $2,250,000 are made during the three-year period April 1, 2002 to March 31,2005, the option period is extended for three years ending on March 31, 2008. During 2002, pursuant to the terms of the third amendment to the option agreement, the company retained approximately 1,083,735 acres of exploration land.

In accordance with section 204 of the third amendment, Section 4.2 of the Option Agreement was revised to read as follows:

VRAC agrees to make mandatory minimum deferred exploration expenditures ("Expenditures") as described below. Its obligation to make minimum Expenditures accrues on the first day (April 1) of the Operating year.

VRAC is required to make no Exploration Expenditure during the Option Year ending March 31, 2003. For each and all Option Years thereafter VRC shall spend at least $500,000 in each Operating Year in the Blocks and their "Associated Areas of Interest" of which no less than $75,000 must be expended in each of the Blocks and its Associated Area of Interest. Expenditures during the Option Year commencing April 1, 2002 or in any Option Year may be carried forward and credited towards the minimum $500,000 Expenditure in any Block and Associated Area of Interest in any later year or years.

Excess Expenditures made on a Block and its Associated Area of Interest may not be carried forward as minimum Expenditure on any other Block and Associated Area of Interest, except that excess Expenditures conducted in any or all of the first five Option Years hereunder (the last of which ended March 31, 2001) on the Fortymile Block and its Associated Area of Interest may be carried forward, allocated equally among the Veta, Champion and Seventymile Blocks and their Associated Areas of Interest, and credited toward the $75,000 minimum, expenditures in any later years for each Block and its Associated Area of interest.

In consideration of the grant by Doyon of mineral rights pursuant to the Doyon Exploration Option Agreement, VRAC paid to Doyon $200,000 and the company issued to Doyon 1,950,000 common shares, equal to 6% of the outstanding common shares of the company on the date of issue. VRAC also contributes $10,000 to the Doyon Foundation for scholarships to educate Doyon shareholders. On April 1, 1997 and annually thereafter during the option period, VRAC must pay to Doyon a further option payment of $250,000, escalating to a maximum of $400,000 in 2001. These payments were made in 2000, 1999, 1998 and 1997. In 2001, $250,000 was paid in cash and the remaining $150,000 through an issue of shares. Provisions for payments under the second amendment were reduced by the third amendment, which required an option payment of $150,000 for the option year commencing on April 1, 2002 and thereafter.

At any time during the option period, VRAC may, if it has conducted at least 5,000 feet of drilling for a lode prospect or 2,000 feet for a placer prospect, made exploration expenditures of $500,000 for a lode prospect or $150,000 for a placer prospect, and received a positive pre-feasibility study with respect to a particular mineral area, exercise its option to lease that area for mineral development for an initial term of 15 years. If VRAC achieves commercial production during the initial term, the lease will continue so long as there is commercial production. VRAC may obtain leases on an unlimited number of areas which are currently owned by Doyon, and may obtain leases on 14 areas from the lands not yet conveyed to Doyon. VRAC also has the right to add additional surrounding lease lands to the base lease in the event that further drilling delineates additional minable reserves.

Each mining lease will provide for a payment to Doyon commencing upon the execution of the lease of an annual amount equal to the greater of $100,000 or $10 per acre of land subject to the lease ($500,000 maximum) until a feasibility study with respect to the land is delivered to Doyon. If such a feasibility study is not delivered to Doyon before the seventh anniversary of the lease, such amount will be increased to the greater of $200,000 or $20 per acre of lands subject to the lease (subject to a $1,000,000 maximum). Under each lease, VRAC must also incur minimum expenditures until the feasibility study is delivered to Doyon.

On the date of submittal of a feasibility study, VRAC must pay Doyon advance royalties of $300,000. This amount will later be recouped by VRAC from 50% of the royalty payments set out below. From the commencement of commercial production of any mine until payout, VRAC will pay Doyon a graduated net smelter royalty of from 1% to 4% to pay back and from 1% to 6% after payback, the percentage rate increasing and decreasing in concert with increasing and decreasing metal prices, unless Doyon has exercised an option which it has to obtain a 10% to 15% working interest in the mine, in which event the net proceeds royalty shall be 10%.

5. RELATED PARTY TRANSACTIONS AND BALANCES

a) The mineral exploration being funded by VRAC is managed and operated pursuant to a management contract between VRAC and WGM Inc. WGM Inc. is a wholly-owned subsidiary of Horseneck Holdings Limited ("Horseneck") with its head office in Toronto, Canada. Two of the company's directors are officers and directors of Horseneck which is a shareholder of VRC.

WGM Inc. will provide VRAC and the Doyon project with comprehensive management and mineral exploration services for a minimum of five years during the exploration period. In 2003 fees paid to WGM Inc. for these services were $300,956 (2002 – $289,233). WGM Inc. will also be the initial manager/operator on each lease granted to VRAC under the Doyon Exploration Option Agreement.

Advances of $15,398,085 (2002 – $14,583,085) have been made to WGM Inc., of which $15,321,978 (2002 – $14,416,751) had been spent by them at December 31, 2003 and included in deferred exploration expenditure. Advances of $76,107 (2002 – $166,334) not yet spent by WGM Inc. based in Alaska are included in accounts receivable and other assets. Advances to Watts, Griffis and McOuat ("WGM") based in Toronto of $50,000 (2002 – $50,000) not yet spent by them are also included in accounts receivable and other assets.

Professional fees include $24,000 (2002 – $18,710) charged by WGM for the provision of accounting services.

b) Two of the partners of these firms (Chancery Chambers and Blake, Cassels & Graydon) are directors of VRC. Of this amount $Nil (2002 – $8,756) is included in accounts payable at December 31, 2003. These fees are on normal commercial terms.

c) As explained in note 4, VRAC paid $150,000 (2002 – $150,000) to Doyon Limited, a shareholder of the company, in consideration of the grant of mineral rights (included in deferred exploration expenditures) and also contributed $10,000 (2002 – $10,000) to the Doyon Foundation (included in other deferred exploration expenditures).

6. DEFERRED EXPLORATION EXPENDITURES AND SEGMENT DISCLOSURES

The properties on which VRC carries out exploration and development activities are located in the State of Alaska. Consistent with the company's accounting policy, all costs relating to the identification and development of mineral properties are capitalized for both internal and external reporting purposes. The exploration and development segment assets are represented by the deferred exploration expenditures.

	2003	**2002**
	$	**$**
Alaska projects		
Exploration costs	**12,965,918**	12,220,691
Doyon option payments *(note 5 (c))*	**1,900,000**	1,750,000
Legal fees	**360,810**	360,810
Other	**270,278**	260,278
	15,497,006	14,591,779

7. AMOUNT DUE TO SHAREHOLDERS

The amounts due to shareholders consist of promissory notes, amounting to $1,745,290 and a loan to a shareholder of $26,033. An amount of $26,033 is unsecured, interest free and has no fixed repayment terms. At the option of the company and subject to the approval of the TSX Venture Exchange, the notes may be satisfied by the issuance of common shares. During the year, an amount of $853,000 (2002 – $886,000) was advanced to the company by certain of its directors or their affiliates. In exchange, the company issued promissory notes maturing two years from the date of the notes. The maturity dates range from May 21, 2004 to December 22, 2005 and each note bears interest at 10% per annum and is repayable by the company as to interest and principal in cash at the due dates. Interest of $111,213 (2002 – $39,074) was charged during the year.

8. LONG TERM LOANS

On December 20, 2002, the company completed a private placement, to certain related parties, of convertible debentures for proceeds of *US$410,000, denominated in Canadian dollars. The debentures are due on December 20, 2007 and bear interest at the rate of 10% per annum,* compounded annually.

Pursuant to the terms of the debentures, the holders have the right at any time to convert the outstanding principal into common shares of the company at the rate of one common share per Cdn$0.25 of principal outstanding during the first two years, Cdn$0.28 during the third year, Cdn$0.30 during the fourth year, and Cdn$0.33 per share during the fifth year. At December 31, 2003 none of the debentures was converted to common shares.

The debentures are being accounted for as having both a debt and equity component. The debt component represents the present value of interest payments discounted at an appropriate prevailing market interest rate. The difference between the amount of $250,309 (2002 – $239,028) calculated as debt and the proceeds of the debentures of $410,000 (2002 – $391,667) amounts to $159,691 (2002 – $152,639) and is classified as equity.

9. SHARE CAPITAL

The company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares.

The preferred shares may be issued from time to time, in one or more series and in such numbers and with the designation, rights, privileges, restrictions, conditions and limitations as are determined by the directors of the company. The holders of the preferred shares shall receive any dividends declared by the company before the holders of the common shares. No preferred shares have been issued.

The following common shares are issued and outstanding:

	Number	**Amount** **$**
Balance – December 31, 2003 and December 31, 2002	12,225,579	20,753,924

10. SHARE OPTION PLAN

A summary of the status of the company's share option plan as at December 31 and for the year then ended is presented below:

	2003		**2002**	
	Number of shares	**Weighted-average exercise price $**	**Number of shares**	**Weighted-average exercise price $**
Fixed options				
Outstanding – beginning of year	**337,500**	**1.00**	2,675,000	1.00
Granted	**–**	**–**	70,000	0.25
Consolidated	**–**		(2,407,500)	
Outstanding – end of year	**337,500**	**0.62**	337,500	0.62

The following table summarizes information about share options outstanding at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices $	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price $	Number exercisable	Weighted-average exercise price $
1.00	217,500	0.61 years	1.00	217,500	1.00
1.00	50,000	0.45	1.00	50,000	1.00
0.25	70,000	3.94	0.25	70,000	0.25
0.25 to 1.00	337,500	2.67	0.75	337,500	

11. TAXATION

The company and its subsidiary have unutilized tax losses which may be carried forward and offset against future taxable income as noted below. The benefit of these losses has not been recognized in the consolidated financial statements.

	Expiry date	Barbados	Expiry date	United States
	2005	121,337	2011	361,809
	2006	1,217,947	2012	1,081,397
	2007	–	2018	514,929
	2008	92,922	2019	472,805
	2009	139,441	2020	372,034
	2010	408,050	2021	304,575
	2011	1,756,300	2022	1,601,502
	2012	555,296	2023	292,447
		4,291,293		5,001,498
Valuation allowance		(4,291,293)		(5,001,498)
Benefit recognized in financial statements		–		–

12. LOSS PER SHARE – BASIC AND DILUTED

Basic loss per share is calculated by dividing the loss for the year by the weighted average ordinary number of shares in issue during the year.

	2003 $	2002 $
Loss for the year	**555,296**	1,756,300
Weighted average ordinary number of shares in issue	**12,225,579**	12,225,579
Basic and diluted loss per share	**0.05**	0.14

The effects of the conversion of convertible debt and share options are considered anti-dilutive and have been ignored in the calculation of diluted earnings per share.

13. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, shareholder and long term loans approximate the fair values of those financial instruments.

Credit risk

Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of cash and cash equivalents, shareholder loans and long term loans. The company places its cash and cash equivalents with high credit quality financial institutions.

Interest rate risk

Changes in interest rates may expose the company to interest rate risk. Interest rates and the terms of repayment of shareholder and long term loans are disclosed in notes 7 and 8 to the financial statements.

General Information

Head Office

Chancery House
High Street
Bridgetown, Barbados, W.I.
Telephone: (246) 431 0070
Toll Free: 1 (800) 711 4145
Fax: (246) 431 0076
E-Mail: info@venturesresource.com

Executive & Exploration Office

Ventures Resource Alaska Corporation
A wholly-owned subsidiary of Ventures Resource
123 East Fireweed Lane, Suite 226
Anchorage, Alaska 99503 USA
Telephone: (907) 276 5004
Fax: (907) 279 1629

Administration Office

131 Bloor Street West, Suite 200-154
Toronto, Ontario, Canada M5S 1R8
Telephone: (416) 364 0270
Fax: (416) 364 9782

Registrar & Transfer Agent

Computer Share Investor Services
510 Burrard Street
Vancouver, B.C. Canada V6C 3B9
Telephone: (604) 661 0222
Fax: (604) 661 9480

Auditors

PriceWaterhouseCoopers
The Financial Services Centre
Bishop's Court Hill
St. Michael, Barbados, W.I.

Bankers

Royal Bank of Canada
Chelston Park
Collymore Rock Road
St. Michael, Barbados, W.I.

Solicitors

Chancery Chambers
Attorneys-at-Law
Chancery House
High Street
Bridgetown, Barbados, W.I

Blakes, Cassels & Graydon
Commerce Court West, Box 25
Toronto, Ontario, Canada M5L 1A9

Guess & Rudd
510 L Street, Suite 700
Anchorage, Alaska 99501-1986 USA

Board of Directors

Frank J. Crothers, *Chairman*

C.G. (Riz) Bigelow, *President & CEO*

Dr. Trevor Carmichael, *Q.C.*

Ross D. Lawrence

R. Greg Sheardown

Peter A. Thomson

Timothy N. Unwin

Officers

Jacqueline Chacko, *Corporate Secretary*

Michael Roman-Barber, *Executive Vice-President*

Kelly Dodge, *Vice President, Corporate Development*

Virginia Trieloff, *Vice President, Administration*

Exchange Listing

TSX-Venture Exchange
Symbol: VRC
SEC Registration 12g3-2b 82-4575

Further technical information about Ventures' properties is available upon request.

Website

www.venturesresource.com

Ventures Resource Corporation

Financial Statements

December 31, 2002 and 2001

Auditors' Report

To the Shareholders of
Ventures Resource Corporation

We have audited the consolidated balance sheets of **Ventures Resource Corporation** as at December 31, 2002 and 2001 and the consolidated statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

PricewaterhouseCoopers
Chartered Accountants
Bridgetown, Barbados
April 22, 2003

Consolidated Balance Sheets

For the years ended December 31, 2002 and 2001

(expressed in United States dollars)

	2002 $	2001 $
Assets		
Current assets		
Cash and cash equivalents	**480,765**	165,418
Accounts receivable and other assets *(Note 5 (a))*	**244,994**	192,016
	725,759	357,434
Deferred exploration expenditures *(Note 6)*	**14,591,779**	15,288,627
	15,317,538	15,646,061
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities *(Note 5(b))*	**255,338**	105,228
Amount due to shareholders (note 7)	**886,000**	–
Long term loans (note 8)	**239,028**	–
	1,380,366	105,228
Shareholders' Equity		
Share capital *(Note 9)*	**20,753,924**	20,753,924
Equity portion of convertible debentures *(Note 8)*	**152,639**	–
Deficit	**(6,969,391)**	(5,213,091)
	13,937,172	15,540,833
	15,317,538	15,646,061

Going concern (Note 2)

Approved by the Board

Frank J. Crothers
Director

C.G. (Riz) Bigelow
Director

Consolidated Statements of Operations
For the years ended December 31, 2002 and 2001

(expressed in United States dollars)

	2002 $	2001 $
Income		
Interest income	**226**	25,150
Expenditures		
Deferred exploration expenditures written off	**1,329,700**	–
General administrative expenses	**383,728**	430,765
Interest and other bank charges	**43,098**	2,435
	1,756,526	(433,200)
Loss for the year	**(1,756,300)**	(408,050)
Deficit – beginning of year	**(5,213,091)**	(4,805,041)
Deficit – end of year	**(6,969,391)**	(5,213,091)
Loss per share - basic and diluted *(Note 12)*	**0.14**	0.04

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001

(expressed in United States dollars)

	2002 $	2001 $
Cash used in operating activities		
Loss for the year	**(1,756,300)**	(408,050)
Deferred exploration expenditures written off	**1,329,700**	–
	(426,600)	(408,050)
Changes in non-cash working capital balances		
Accounts receivable and other assets	**(52,978)**	(117,297)
Accounts payable and accrued liabilities	**150,110**	(1,157,451)
	(329,468)	(1,682,798)
Cash used in investing activities		
Deferred exploration expenditures	**(632,852)**	(1,115,641)
Cash provided by financing activities		
Proceeds received on issuance of shares	**–**	1,799,985
Equity portion of convertible debentures	**152,639**	–
Increase in amounts due to shareholders	**886,000**	–
Increase in long term loans	**239,028**	–
	1,277,667	1,799,985
Increase (decrease) in cash and cash equivalents	**315,347**	(998,454)
Cash and cash equivalents – beginning of year	**165,418**	1,163,872
Cash and cash equivalents – end of year	**480,765**	165,418

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

(expressed in United States dollars)

1. Incorporation and Principal Activity

The company was incorporated on March 27, 1996 under the Barbados International Business Companies Act which provides for a maximum corporation tax rate of 2½% of taxable income.

Ventures Resource Corporation ("VRC") has been established as an international mineral exploration and development company. The company has a wholly-owned subsidiary, Ventures Resource Alaska Corporation ("VRAC"), which was incorporated on March 20, 1996 under the laws of the State of Alaska, through which it conducts its exploration activities in the State of Alaska, U.S.A. VRAC has acquired certain exploration and mining lease rights in Alaska pursuant to an exploration option agreement made as of June 7, 1996 between VRAC and Doyon, Limited, an Alaska corporation *(Note 4)*.

2. Going Concern

The company is in the development stage and its operations are subject to all of the risks normally incident to the exploration for, and the development and operation of, mineral properties. Mineral exploration involves significant risk and few properties which are explored are ultimately developed into producing mines. The company has no producing mineral properties and no significant cash flow or earnings. Its ultimate success will depend on its ability to generate cash flow from a producing mineral property. There is no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that the mining properties will be brought into commercial production. The company may not be able to raise the necessary capital to continue to finance and meet its obligations under the Doyon Exploration Option Agreement, and may have to forfeit any interest in any properties or prospects earned or assumed under such contracts. It is reasonably possible, based on these factors, that changes in future conditions in the near term could require a material change in the amount recorded for deferred exploration expenditures.

As at December 31, 2002, the company reported a net loss of $1,756,300 (2001 – $408,050) and a deficit of $6,969,391 (2001 – $5,213,091). The cash position of the company is also not sufficient to continue exploration. These factors cast significant doubt on the ability of the company to continue as a going concern and meet its obligations as they fall due.

The ability of the company to continue as a going concern is dependent on future financing and/or finding a suitable joint venture partner. If neither of these is achieved, the company may not be able to meet its obligations as they become due. These financial statements have been prepared on a going concern basis that assumes the continuity of operations and realization of assets and settlement of liabilities in the normal course of business. Should it be determined that the company is no longer a going concern, the financial statements will need to include material adjustments that reflect a liquidation basis of preparation.

3. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies used are as follows:

a) Principles of consolidation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Ventures Resource Alaska Corporation.

b) Cash equivalents

Cash equivalents comprise time deposits and other interest bearing instruments with original maturity dates less than 3 months.

c) Deferred exploration expenditures

Interests in mineral properties included in deferred exploration expenditures, are stated at cost. Exploration expenditures, other than those of a general nature, relating to mineral properties in which an interest is retained are deferred and are carried as an asset until the results of the projects are known. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

The cost of mineral properties includes the cash consideration and the fair value of shares issued on the acquisition of properties. Properties acquired under option agreements, whereby option payments are made at the discretion of the company, are recorded in the financial statements at the time the payments are made. The proceeds from options granted on properties are credited to the cost of the related property.

Once the feasibility of a project has been established, deferred exploration expenditures and other costs are segregated as deferred development expenditures. These costs will be amortized over the estimated useful life of the related mineral property once commercial production commences. If the net carrying amounts of deferred development expenditures are not recoverable, these costs are written down to the net recoverable amount of the deferred development expenditures.

d) Share option plan

Cash received upon the exercise of share options is credited to share capital.

e) Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

f) Foreign currency translation

The functional currency of the company is United States dollars. Foreign currency transactions of the company have been translated into United States dollars at the average rate of exchange in effect during the year. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated into United States dollars at exchange rates prevailing at that date and any resulting gain or loss is included in the statement of operations.

g) Taxation

The company follows the liability method of accounting for deferred tax, whereby the future corporation tax liability resulting from timing differences is provided for at the current corporation tax rate.

4. DOYON EXPLORATION OPTION AGREEMENT

The agreement initially provided VRAC with the exclusive right to explore the company lands for minerals for the five-year period ending March 31, 2001, to lease prospects identified thereon and to develop and produce minerals pursuant to such leases. In 1998, an amendment was signed which extended VRAC's exploration rights for an additional two years, until March 31, 2003. A second amendment was signed on October 2000 which further extends the option agreement to March 31, 2005.

On April 1, 2002, a third amendment to the option agreement with Doyon, Limited became effective. It extends the term of the option period for an additional year, two or three years based on the expenditure of certain agreed amounts. If the company makes exploration expenditures of $ 750,000 during the two-year period April 1, 2002 to March 31, 2004, the option period is extended for one year. If $1,500,000 is incurred during the three-year period April 1, 2002 to March 31, 2005, the period is extended for two years ending on March 31, 2007. If expenditures of $2,250,000 are made during the three-year period April 1, 2002 to March 31,2005, the option period is extended for three years ending on March 31, 2008. During the year, pursuant to the terms of the third amendment to the option agreement, the company retained approximately 1,083,735 acres of exploration land.

In accordance with section 204 of the third amendment, Section 4.2 of the Option Agreement has been revised to read as follows:

VRAC agrees to make mandatory minimum deferred exploration expenditures ('Expenditures') as described below. Its obligation to make minimum Expenditures accrues on the first day (April 1) of the Operating year.

VRAC is required to make no Exploration Expenditure during the Option Year ending March 31, 2003. For each and all Option Years thereafter VRC shall spend at least $500,000 in each Operating Year in the Blocks and their "Associated Areas of Interest" of which no less than $75,000 must be expended in each of the Blocks and its Associated Area of Interest. Expenditures during the Option Year commencing April 1, 2002 or in any Option Year may be carried forward and credited towards the minimum $500,000 Expenditure in any Block and Associated Area of Interest in any later year or years.

Excess Expenditures made on a Block and its Associated Area of Interest may not be carried forward as minimum Expenditure on any other Block and Associated Area of Interest, except that excess Expenditures conducted in any or all of the first five Option Years hereunder (the last of which ended March 31, 2001) on the Fortymile Block and its Associated Area of Interest may be carried forward, allocated equally among the Veta, Champion and Seventymile Blocks and their Associated Areas of Interest, and credited toward the $75,000 minimum Expenditures in any later years for each Block and its Associated Area of interest.

4. DOYON EXPLORATION OPTION AGREEMENT *continued*

In consideration of the grant by Doyon of mineral rights pursuant to the Doyon Exploration Option Agreement, VRAC paid to Doyon $200,000 and the company issued to Doyon 1,950,000 common shares, equal to 6% of the outstanding common shares of the company on the date of issue. VRAC also contributes $10,000 to the Doyon Foundation for scholarships to educate Doyon shareholders. On April 1, 1997 and annually thereafter during the option period, VRAC must pay to Doyon a further option payment of $250,000, escalating to a maximum of $400,000 in 2001. These payments were made in 2000, 1999, 1998 and 1997. In 2001, $250,000 was paid in cash and the remaining $150,000 through an issue of shares. Provisions for payments under the second amendment were reduced by the third amendment, which required an option payment of $150,000 for the option year commencing on April 1, 2002. This payment was made during the year.

At any time during the option period, VRAC may, if it has conducted at least 5,000 feet of drilling for a lode prospect or 2,000 feet for a placer prospect, made exploration expenditures of $500,000 for a lode prospect or $150,000 for a placer prospect, and received a positive pre-feasibility study with respect to a particular mineral area, exercise its option to lease that area for mineral development for an initial term of 15 years. If VRAC achieves commercial production during the initial term, the lease will continue so long as there is commercial production. VRAC may obtain leases on an unlimited number of areas which are currently owned by Doyon, and may obtain leases on 14 areas from the lands not yet conveyed to Doyon. VRAC also has the right to add additional surrounding lease lands to the base lease in the event that further drilling delineates additional mineable reserves.

Each mining lease will provide for a payment to Doyon commencing upon the execution of the lease of an annual amount equal to the greater of $100,000 or $10 per acre of land subject to the lease ($500,000 maximum) until a feasibility study with respect to the land is delivered to Doyon. If such a feasibility study is not delivered to Doyon before the seventh anniversary of the lease, such amount will be increased to the greater of $200,000 or $20 per acre of lands subject to the lease (subject to a $1,000,000 maximum). Under each lease, VRAC must also incur minimum expenditures until the feasibility study is delivered to Doyon.

On the date of submittal of a feasibility study, VRAC must pay Doyon advance royalties of $300,000. This amount will later be recouped by VRAC from 50% of the royalty payments set out below. From the commencement of commercial production of any mine until payout, VRAC will pay Doyon a graduated net smelter royalty of from 1% to 4% to pay back and from 1% to 6% aster payback, the percentage rate increasing and decreasing in concert with increasing and decreasing metal prices, unless Doyon has exercised an option which it has to obtain a 10% to 15% working interest in the mine, in which event the net proceeds royalty shall be 10%.

5. RELATED PARTY TRANSACTIONS AND BALANCES

a) The mineral exploration being funded by VRAC is managed and operated pursuant to a management contract between VRAC and WGM Inc. WGM Inc. is a wholly-owned subsidiary of Horseneck Holdings Limited ("Horseneck") with its head office in Toronto, Canada. Two of the company's directors are officers and directors of Horseneck which is a shareholder of VRC.

WGM Inc. will provide VRAC and the Doyon project with comprehensive management and mineral exploration services for a minimum of five years during the exploration period. In 2002 fees paid to WGM Inc. for these services were $289,233 (2001 - $485,591). WGM Inc. will also be the initial manager/operator on each lease granted to VRAC under the Doyon Exploration Option Agreement.

Advances of $14,583,085 (2001 - $13,458,423) have been made to WGM Inc., of which $14,416,751. (2001 - $13,415,589) had been spent by them at December 31, 2002 and included in deferred exploration expenditure. Advances of $166,334 (2001 - $42,834) not yet spent by WGM Inc. are included in accounts receivable and other assets. Advances to Watts, Griffis and McOuat "WGM") of $50,000 (2001 - $50,000) not yet spent by them are also included in accounts receivable and other assets.

5. **Related Party Transactions and Balances** *continued*

Professional fees include $18,710 (2001 - $79,315) charged by WGM for the provision of accounting services.

b) Included in professional and legal fees is $34,146 (2001 - $15,813) charged by the company's attorneys for the ten for one consolidation of shares and the extension of the Doyon Agreement completed during the year. Two of the partners of these firms are directors of VRC. Of this amount $8,756 (2001 - $2,500) is included in accounts payable at December 31, 2002. These fees are on normal commercial terms.

c) As explained in note 4, VRAC paid $150,000 (2001 - $250,000) to Doyon Limited, a shareholder of the company, in consideration of the grant of mineral rights (included in deferred exploration expenditures) and also contributed $10,000 (2001 - $10,000) to the Doyon Foundation (included in other deferred exploration expenditures).

6. Deferred Exploration Expenditures and Segment Disclosures

The properties on which VRC carries out exploration and development activities are located in the State of Alaska. Consistent with the company's accounting policy, all costs relating to the identification and development of mineral properties are capitalized for both internal and external reporting purposes. The exploration and development segment assets are represented by the deferred exploration expenditures.

Expenditure of $1,329,700 previously deferred has now been expensed.

	2002 $	2001 $
Alaska projects		
Exploration costs	**12,220,691**	13,077,344
Doyon option payments *(Note 5 (c))*	**1,750,000**	1,600,000
Legal fees	**360,810**	360,810
Other	**260,278**	250,473
	14,591,779	15,288,627

7. Amount Due to Shareholders

During the year, an amount of $886,000 was advanced to the company by certain of its directors or their affiliates. In exchange, the company issued promissory notes maturing two years from the date of the notes. The maturity dates range from September 28, 2003 to October 3, 2004. Each note bears interest at 10% per annum and is repayable by the company as to interest and principal in cash at the due dates. During the year interest of $39,074 was charged. At the option of the company and subject to the approval of the TSX Venture Exchange, the notes may be satisfied by the issuance of common shares.

8. Long Term Loans

On December 20, 2002, the company completed a private placement, to certain related parties, of convertible debentures for proceeds of US$410,000, denominated in Canadian dollars of which $391,667 was received prior to year end. The debentures are due on December 20, 2007 and bear interest at the rate of 10% per annum, compounded annually. Subsequent to year end, the remaining $18,333 was received.

8. LONG TERM LOANS *continued*

Pursuant to the terms of the debentures, the holders have the right at any time during the term of the debentures, to convert the outstanding principal into common shares of the company the rate of one common share per Cdn$0.25 of principal outstanding during the first two years, Cdn$0.28 during the third year, Cdn$0.30 during the fourth year, and Cdn$0.33 per share during the fifth year.

The debentures are being accounted for as having both a debt and equity component. The debt component represents the present value of interest payments discounted at an appropriate prevailing market interest rate. The difference between the amount of $239,028 calculated as debt and the proceeds of the debentures of $391,667, amounts to $152,639 and is classified as equity.

9. SHARE CAPITAL

The company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares.

The preferred shares may be issued from time to time, in one or more series and in such numbers and with the designation, rights, privileges, restrictions, conditions and limitations as are determined by the directors of the company. The holders of the preferred shares shall receive any dividends declared by the company before the holders of the common shares. No preferred shares have been issued.

The following common shares are issued and outstanding:

	Number	Amount $
Balance – December 31, 2000	91,864,712	18,803,939
2001 share issues	30,391,087	1,949,985
Balance – December 31, 2001	122,255,799	20,753,924
2002 share consolidation on a one for ten basis	(110,030,220)	–
Balance – December 31, 2002	12,225,579	20,753,924

During 2001, the company issued 30,391,087 common shares and 470,000 common share purchase warrants. These warrants entitle the holder to purchase 8,470,000 shares at an exercise price of Cdn$0.10 until June 24, 2003.

On November 14, 2002, the company performed a consolidation of the shares issued and outstanding on a one for ten basis.

Outstanding from the previous year were 12,549,898 common share purchase warrants, which entitled the holder to purchase 12,195,000 shares until September 4, 2002 and 5,880,000 which entitled the holder to purchase common shares until April 2, 2002 at Cdn$0.20 per share. These warrants expired during the year.

10. Share Option Plan

A summary of the status of the company's share option plan as at December 31 and for the year then ended is presented below:

	2002		2001	
	Number of shares	**Weighted-average exercise price $**	**Number of shares**	**Weighted-average exercise price $**
Fixed options				
Outstanding – beginning of year	**2,675,000**	**1.00**	2,750,000	0.46
Granted	**70,000**	**0.25**	–	
Consolidated	**(2,407,500)**		(75,000)	0.75
Outstanding – end of year	**337,500**	**0.62**	2,675,000	0.46

The following table summarizes information about share options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices $	**Number outstanding**	**Weighted-average remaining contractual life**	**Weighted-average exercise price $**	**Number exercisable**	**Weighted-average exercise price $**
1.00	**217,500**	**1.61 years**	**1.00**	217,500	1.00
1.00	**50,000**	**1.45**	**1.00**	50,000	1.00
0.25	**70,000**	**4.94**	**0.25**	70,000	0.25
0.25 to 1.00	**337,500**	**2.67**	**0.75**	337,500	

11. Taxation

The company and its subsidiary have unutilized tax losses which may be carried forward and offset against future taxable income as noted below. The benefit of these losses has not been recognized in the consolidated financial statements.

	Expiry date	**Barbados**	**Expiry date**	**United States**
	2005	121,337	2011	361,809
	2006	1,217,947	2012	1,081,397
	2007	–	2018	514,929
	2008	92,922	2019	472,805
	2009	139,441	2020	372,034
	2010	408,050	2021	304,575
	2011	1,756,300	2022	1,730,000
		3,735,997		4,837,549
Valuation allowance		(3,735,997)		(4,837,549)
Benefit recognized in financial statements		–		–

12. Loss per Share - Basic and Diluted

Basic loss per share is calculated by dividing the loss for the year by the weighted average ordinary number of shares in issue during the year.

	2002 **$**	**2001** **$**
Loss for the year	1,756,300	408,050
Weighted average ordinary number of shares in issue	12,225,579	11,488,674
Basic and diluted loss per share	0.14	0.04

The effects of the conversion of convertible debt and share options are considered anti-dilutive and have been ignored in the calculation of diluted earnings per share.

The weighted average number of shares in issue as at December 31, 2001 was retroactively adjusted to reflect the one for ten consolidation of shares during the year *(see Note 9)*.

13. Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate the fair values of those financial instruments due to the short-term nature of such instruments.

Credit risk

Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of cash and cash equivalents shareholder loans and long term loans. The company places its cash and cash equivalents with high credit quality financial institutions.

Interest rate risk

Changes in interest rates may expose the company to interest rate risk. Interest rates and the terms of repayment of shareholder loans are disclosed in Notes 7 and 8 to the financial statements.

Document 3

VENTURES RESOURCE CORPORATION

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned shareholder (the "**Shareholder**") of VENTURES RESOURCE CORPORATION (the "**Corporation**") hereby appoints Frank J. Crothers, Chairman and Director of the Corporation, or failing him Timothy N. Unwin, Director of the Corporation, or failing him C.G. (Riz) Bigelow, President, Chief Executive Officer and Director of the Corporation, or instead of either of them, ____, as proxyholder of the undersigned, with power of substitution, to attend, vote, and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "**Meeting**") to be held on Tuesday, April 5th, 2005 and any adjournment thereof. The undersigned hereby acknowledges receipt of the Notice of Meeting and the accompanying Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

The proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1. VOTE _____ or WITHHOLD FROM VOTING _____ **(or, if no specification is made, vote)** in respect of the election of directors.

2. VOTE _____ or WITHHOLD FROM VOTING _____ **(or, if no specification is made, vote)** in respect of the appointment of Hobbs, Niles & Co., Chartered Accountants as the Corporation's auditors and Zeifman & Company LLP, Chartered Accountants as the Corporation's auditors in Canada.

3. VOTE FOR _____ or VOTE AGAINST _____ **(or, if no specification is made, vote for)** the resolution (the "**Debt Conversion Resolution**") approving the conversion of certain debt, as described in the Management Proxy Circular. The Debt Conversion Resolution is included as Appendix "A" to the Management Proxy Circular.

4. VOTE FOR _____ or VOTE AGAINST _____ **(or, if no specification is made, vote for)** the resolution (the "**Private Placement Resolution**") approving the proposed private placement by Resource Holdings & Investments Inc. ("**RHI**"), as described in the Management Proxy Circular. The Private Placement Resolution is included as Appendix "B" to the Management Proxy Circular.

5. VOTE FOR _____ or VOTE AGAINST _____ **(or, if no specification is made, vote for)** the resolution (the "**Continuance Resolution**") approving the continuance of the Corporation from Barbados to the British Virgin Islands, as described in the Management Proxy Circular. The Continuance Resolution is included as Appendix "C" to the Management Proxy Circular.

6. VOTE FOR _____ or VOTE AGAINST _____ **(or, if no specification is made, vote for)** the resolution (the "**Merger Resolution**") approving the consolidation of the Corporation and RHI (to form "MergeCo") as described in the Management Proxy Circular. The Merger Resolution is included as Appendix "D" to the Management Proxy Circular.

7. VOTE FOR _____ or VOTE AGAINST _____ **(or, if no specification is made, vote for)** the resolution (the "**Share Option Plan Resolution**") approving the adoption of the share option plan of MergeCo, as described in the Management Proxy Circular. The Option Plan Resolution is included as Appendix "E" to the Management Proxy Circular.

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" THE MATTERS REFERRED TO ABOVE.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED FOR THAT PURPOSE.

______________________________	______________________________
Signature of Shareholder	Date
______________________________	______________________________
Please Print Name	Number of Shares Represented

This proxy should be dated and signed by the Shareholder or the authorized attorney of the Shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the Shareholder. If the Shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.

By resolution of the Board of Directors, proxies to be used at the Meeting must be deposited at the offices of **Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Facsimile within North America (866) 249-7775 and outside North America (416) 263-9524**, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment thereof.

NOTES

1. If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, and sign, date, and return the proxy form. You have the right to appoint another person, who need not be a Shareholder of the Corporation, to attend and act for you and on your behalf at the Meeting. If you wish to appoint another person, you may do so by inserting your appointed proxyholder's name in the space provided. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.** With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the Meeting, the securities will be voted by the proxyholder as the proxyholder sees fit in his or her sole discretion.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the Meeting. Please register your attendance with the Corporation's scrutineers at the Meeting and inform them that you have previously returned a proxy form.

4. For additional information, see the Management Proxy Circular accompanying the Notice of Meeting.

Document 4

Ventures Resource Corporation
Chancery Chambers,
Chancery House, High Street
Bridgetown, St. Michael

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 - *Continuous Disclosure Obligations* mandates that Ventures Resource Corporation (the "Corporation") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Corporation's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instruments 54-101- *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our transfer agent at the following address:

COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue, 9th Floor,
Toronto, Ontario
Canada M5J 2Y1

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements. (Registered holders are those with shares registered in their name: beneficial owners have their shares registered in an agent, broker, or bank's name.)

****

Please put my name on your Supplemental Mailing List to receive the Statements (as indicated) of Ventures Resource Corporation

(Please PRINT your name and address)

______________**Interim Financial Statements and MD&A**

______________**Annual Financial Statements and MD&A**

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City) (Province/State)

____
(Postal Code)

Signed: ______________________________________
(Signature of Shareholder)

Scrip Code: UENQ
Cusip No: 922935200

Document 5

VENTURES RESOURCE CORPORATION

LETTER OF TRANSMITTAL

TO: COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Ventures Resource Corporation ("**VRC Common Shares**") indicated below, which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of BrazMin Corp. ("**BrazMin Common Shares**") on the basis that one (1) VRC Common Share will be converted into 0.020 of a BrazMin Common Share. Where the exchange results in a fractional share, the number of BrazMin Common Shares will be rounded down to the nearest whole common share.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a certificate for BrazMin Corp. to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by BrazMin Corp.

Name **(please print)**			
Address			
City	Province	Postal Code	
Telephone (Office) ( )	(Home) ( )	Social Insurance Number	Tax Identification Number

Date: ______________________

____
Signature of Shareholder

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) Each shareholder holding share certificate(s) of Ventures Resource Corporation must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Investor Services Inc. ("**Computershare**") at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to the Trust Company.

An "**Eligible Institution**" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(e) BrazMin Corp. reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Share Certificates**

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3. **Miscellaneous**

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below. Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to service@computershare.com.

By Mail:	P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions	**By Registered Mail, Hand or Courier**	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.